Filed pursuant to Rule 424(B)(3)
Registration No. 333-145054

PROSPECTUS

HCA Inc.

Offers to Exchange

$1,000,000,000 aggregate principal amount of its 9 1/8% Senior Secured Notes due 2014, $3,200,000,000 aggregate principal amount of its 9 1/4% Senior Secured Notes due 2016 and $1,500,000,000 aggregate principal amount of its 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016 (collectively, the “exchange notes”), each of which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its outstanding 9 1/8% Senior Secured Notes due 2014, 9 1/4% Senior Secured Notes due 2016 and 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016 (collectively, the “outstanding notes”), respectively (such transactions, collectively, the “exchange offers”).

We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offers

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offers.

•	The exchange offers expire at 11:59 p.m., New York City time, on October 24, 2007, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offers

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the notes on a national market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

See “ Risk Factors” beginning on page 27 for a discussion of certain risks that you should consider before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 26, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies or published industry sources and estimates based on HCA Inc. (“HCA”) management’s knowledge and experience in the markets in which HCA operates. These estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. HCA believes these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which HCA obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. HCA cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk Factors.” On July 24, 2006, Hercules Acquisition Corporation (“Hercules Acquisition”) and Hercules Holding II, LLC (“Hercules Holding”), a limited liability company currently owned by investment funds associated with Bain Capital Partners, Kohlberg Kravis Roberts & Co. and Merrill Lynch Global Private Equity (collectively, the “Sponsors”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HCA Inc. (“HCA”) pursuant to which Hercules Acquisition merged with and into HCA, with HCA continuing as the surviving corporation (the “Merger”). Immediately following consummation of the Merger on November 17, 2006, investment funds associated with or designated by the Sponsors, certain entities affiliated with HCA founder and director Dr. Thomas F. Frist, Jr. (the “Frist Entities”), certain other co-investors and certain members of HCA’s management directly or indirectly own HCA.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “HCA,” “the Issuer,” “we,” “our,” “us” and “the Company” refer to HCA Inc. and its consolidated subsidiaries. Financial information identified in this prospectus as “pro forma” gives effect to the closing of the Merger and the related Recapitalization of HCA described in this prospectus.

Our Company

We are the largest and most diversified investor-owned health care services provider in the United States. As of June 30, 2007, we operated 172 hospitals and 107 freestanding surgery centers in 20 states, England and Switzerland (including eight nonconsolidated hospitals and nine nonconsolidated surgery centers managed under joint ventures) and had approximately 183,000 employees and 35,000 affiliated physicians. For the year ended December 31, 2006, we generated revenues of $25.477 billion and net income of $1.036 billion, and for the six months ended June 30, 2007, we generated revenues of $13.406 billion and net income of $296 million.

Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our general, acute care hospitals typically provide a full range of services to accommodate such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. Outpatient and ancillary health care services are provided by our general, acute care hospitals, freestanding surgery centers, diagnostic centers and rehabilitation facilities. Our psychiatric hospitals provide a full range of mental health care services through inpatient, partial hospitalization and outpatient settings.

We also provide a variety of management services to our health care facilities, including patient safety programs; ethics and compliance programs; national supply contracts; equipment purchasing and leasing contracts; accounting, financial and clinical systems; governmental reimbursement assistance; construction planning and coordination; information technology systems and solutions; legal counsel; human resources services; and internal audit services.

Our Industry

The U.S. health care industry is large and growing. According to the Centers for Medicare & Medicaid Services (“CMS”), the federal agency that administers the Medicare and Medicaid programs, U.S. health expenditures increased from 9.1% of gross domestic product (“GDP”), or $254 billion, in 1980 to 15.9%, or $1.9 trillion, in 2004. Additionally, CMS estimates that hospital spending, which has a 25-year track record of growth, currently represents more than 30% of total health care spending and is expected to grow at a 7.2% compounded annual growth rate from 2005 through 2015, reaching $1.2 trillion by 2015.

We believe that we are well positioned to benefit from the expected growth in hospital spending as well as the following hospital industry fundamentals:

Demographics. An aging population and longer life expectancies are expected to increase the demand for health care services in the United States. There are approximately 36 million Americans aged 65 or older, according to the U.S. Census Bureau’s 2004 interim projections. This age group is expected to increase to approximately 40 million by 2010 and approximately 47 million by 2015, significantly increasing the number of eligible Medicare beneficiaries. According to CMS, Americans aged 65 or older spend 300% more per capita on hospital care as compared to the remainder of the U.S. population. The hospital industry is expected to benefit from these trends as a result of the corresponding increase in the demand for health care services.

Stable Reimbursement Environment. The acute care hospital sector is characterized by a stable Medicare reimbursement and commercial pricing environment. In the United States, general acute care hospitals are instrumental to the delivery of quality health care and represent a critical element of the overall health care infrastructure. Approximately 85% of these hospitals are owned and managed by not-for-profit or government entities that, according to the American Hospital Association (“AHA”), tend to have lower operating margins than investor-owned hospitals. We believe that Medicare, which accounts for approximately 30% of total hospital spending, will continue to provide appropriate pricing increases that will enable hospitals to provide high quality clinical care. For fiscal 2007, Medicare has budgeted a total payment increase of $3.4 billion for acute care inpatient services, which we believe is consistent with recent historical experience. CMS forecasts Medicare hospital spending to nearly double over the next 10 years.

Commercial pricing has also been stable for hospital providers, and we believe commercial payors typically offer rate increases that exceed those offered by Medicare. With respect to commercial reimbursement, based on our experience, well-positioned hospital companies generally have been successful at receiving mid to high single-digit private pay increases over the past few years, and we expect this trend to continue.

Stable Industry Operating Margins. Over the past twenty years, the hospital industry has demonstrated an ability to manage its cost structure in response to changes in the reimbursement environment. Similarly, the hospital industry has managed unexpected cost increases due to exogenous factors, such as labor shortages or medical technology advances, by achieving increased levels of reimbursement from government and commercial payors. As a result, industry-wide margins historically have been stable. According to AHA, industry-wide operating margins increased approximately 200 basis points from 1990 to 2004, and while there were periods of modest margin expansion and contraction, in no five-year period did margins decline more than two percentage points.

Our Strengths

Largest Provider with a Diversified Revenue Base. We are the largest and most diversified investor-owned health care services provider in the United States. We maintain a diverse portfolio of assets with no single facility contributing more than 2.3% of revenue and no single metropolitan statistical area contributing more than 7.5% of revenue for the year ended December 31, 2006. In addition, we maintain a diversified payor base, including approximately 2,600 managed care contracts, with no one commercial payor representing more than 7% of revenue in the year ended December 31, 2006. We believe that our broad geographic footprint and diverse revenue base limit exposure to any single local market. We also provide a diverse array of medical and surgical services across different settings ranging from large hospitals to ambulatory surgery centers (“ASCs”), which, we believe, limits our exposure to changes in reimbursement policies targeting specific services or care settings.

Leading Market Positions. We maintain the number one or two inpatient position in nearly all of our markets, with our share of local inpatient admissions typically ranging from 20% to 40%. Additionally, we believe we have the leading position in one or more clinical areas, such as cardiology or orthopedics, in many of our markets. As a result, our hospitals are in demand by patients and large employers, which enables us to negotiate for favorable rates and terms from a wide range of commercial payors.

Strong Presence in High Growth Markets. We have a leading market share in 13 of the 20 fastest growing markets in the United States with a population of greater than one million, including a significant presence in Florida and Texas, both of which are expected to grow in population at a rate higher than the national average. We believe that the majority of the high growth markets in which we have a presence will experience more rapid growth among the population aged 65 or older than the national average. We believe we will benefit from our presence in these key markets due to an expected increase in hospital spending.

Well-Capitalized Portfolio of High-Quality Assets. We have invested over $8.5 billion in our facilities over the past five years to expand the range, and improve the quality, of services provided at our facilities. As a result of our disciplined and strategic deployment of capital, we believe our hospitals enjoy a competitive advantage to attract high-quality physicians, maximize cost efficiencies and address the health care needs of our local communities.

Leading Provider of Outpatient Services. We are one of the largest providers of outpatient services in the United States, and these outpatient services accounted for approximately 36% of our revenues in 2006. The scope of our outpatient services reflects a recent trend toward the provision of an increasing number of services on an outpatient basis. An important component of our strategy is to achieve a fully integrated delivery model through the development of market-leading outpatient services, both to address outpatient migration and to provide higher growth, higher margin services.

Reputation for Quality. Since our founding, we have maintained an unwavering focus on patients and clinical outcomes, which has earned us a leading reputation with the physicians, employees and communities that are our constituents. We have invested extensively in quality over the past 10 years, with an emphasis on implementing information technology and adopting industry-wide best practices and clinical protocols. As a result of these efforts, settled professional liability claims, based on actuarial projections per 1,000 beds, have dropped from 14.5 in 1997 to 10.0 in 2006. We also previously participated in the CMS National Voluntary Hospital Reporting Initiative and now participate in its successor, the Hospital Quality Alliance (“HQA”), which currently requires hospitals to report on their compliance with 21 measures of quality for four conditions affecting hospital inpatients in order to receive a full Medicare market basket payment increase. We believe quality measures increasingly will influence physician and patient choices about health care delivery and maximize our reimbursement as payors put more emphasis on performance. Our reputation and focus on providing high-quality patient care continue to make us the provider of choice for thousands of individual healthcare consumers, physicians and payors.

Proven Ability to Innovate. We strive to be at the forefront of industry best practices and expect to continue to increase our operational efficiency through a variety of strategic initiatives. Our previous operating improvement initiatives include:

•

Leveraging Our Purchasing Power. We have established a captive group purchasing organization (“GPO”) to partner with other health care services providers to take advantage of our combined purchasing power. Our GPO generated $87 million, $101 million and $86 million of administrative fees from suppliers in 2004, 2005 and 2006, respectively, for performing GPO services and significantly lowered our supply costs. Because of our scale, our GPO has a per-unit cost advantage over competitors that we believe ranges from 5% to 15%.

•

Centralizing Our Accounts Receivable Collection Efforts. We have built regional service centers to create efficiencies in billing and collection processes, particularly with respect to payment disputes with managed care companies. This effort has resulted in incremental cash collected annually.

•

Reducing Financial Impact of Uninsured Admissions. Beginning in 2004, we instituted at a small group of our hospitals a pilot program called the Qualified Medical Practitioner Program (“QMP”). The QMP is designed to reduce crowding at emergency rooms experiencing high volumes of low-intensity patients by informing patients of the most appropriate setting from which they may obtain treatment. Under the QMP, patients who meet certain criteria under federal guidelines are clinically examined to determine if their cases are emergencies or if treatment in a physician’s office or clinic would be more appropriate.

Demonstrated Strong and Stable Cash Flows. Our leading market positions, diversified revenues, focus on operational efficiency and high-quality portfolio of assets have enabled us to generate strong and stable operating cash flows over the past several years. We generated EBITDA of $3.786 billion in 2004, $4.178 billion in 2005 and $4.007 billion in 2006 and cash flows from operating activities of $2.954 billion in 2004, $2.971 billion in 2005 and $1.845 billion in 2006. We believe that expected demand for hospital and outpatient services, together with our diversified payor base, geographic locations and service offerings, will allow us to continue to generate strong cash flows. We provide a reconciliation of EBITDA to net income and cash flows from operating activities in “Summary Historical and Pro Forma Financial and Other Data.”

Experienced Management Team with Significant Equity Investment. Members of our management team are widely considered leaders in the hospital industry. Chairman and Chief Executive Officer Jack Bovender, Jr. has been with us for over 28 years and has been CEO for the past five years. In addition, Mr. Bovender was a hospital administrator during our 1989 buyout. President and Chief Operating Officer Richard Bracken began his career with us approximately 25 years ago and has held various executive positions with the Company. Executive Vice President and Chief Financial Officer R. Milton Johnson joined us over 24 years ago and has held various positions in financial operations at the Company. In addition, we benefit from our team of world-class operators who have the experience and talent necessary to run a complex healthcare business.

In connection with the Recapitalization, several of our senior executive officers and other employees rolled over stock options or shares of our company or made additional cash investments in an aggregate amount of $125 million. We also implemented a stock incentive plan under which approximately 1,500 employees (including executive officers) are eligible to receive options covering up to 10% of our fully diluted equity immediately after consummation of the Recapitalization. In addition, on January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million.

Strategy

We are committed to providing high quality, cost-effective health care while complying fully with our ethics policy, governmental regulations and guidelines and industry standards. The principal elements of our strategy are as follows:

Leverage Our Leading Local Market Positions. We strive to maintain and enhance the leading positions that we enjoy in the majority of our markets. We believe that the broad geographic presence of our facilities across a range of markets, in combination with the breadth and quality of services provided by our facilities, increases our attractiveness to patients and large employers and positions us to negotiate more favorable terms from commercial payors and increase the number of payors with whom we contract. We also intend to strategically enhance our outpatient presence in our communities and increase our local marketing efforts to attract more patients to our facilities.

Expand Our Presence in Key Markets. We seek to grow our business in key markets, focusing on large, high growth urban and suburban communities, primarily in the southern and western regions of the United States. We seek to strategically invest in new and expanded services at our existing hospitals and surgery centers to increase our revenues at those facilities and provide the benefits of medical technology advances to our communities. For example, we intend to continue to expand high volume and high margin specialty services, such as cardiology and orthopedic services, and increase the capacity, scope and convenience of our outpatient facilities. To complement this organic growth, we intend to continue to opportunistically develop and acquire new hospitals and outpatient facilities. We believe these initiatives will enable us to grow our volumes, increase our acuity mix and enhance our operating margins, while simultaneously satisfying unmet demand in our existing markets.

Continue to Leverage Our Scale. We will continue to obtain price efficiencies through our GPO and to build on the cost savings and efficiencies in billing, collection and other processes we have achieved through our regional service centers. We are increasingly taking advantage of our national scale by contracting for services on a multistate basis. We will explore the feasibility of replicating our successful shared services model for additional clinical and support functions, such as physician credentialing, medical transcription and electronic medical recordkeeping, across multiple markets. We continuously seek new ways to leverage our scale to generate operating efficiencies and increase cash flow.

Continue to Develop Enduring Physician Relationships. We depend on the quality and dedication of the physicians who serve at our facilities, and we aggressively recruit both primary care physicians and key specialists to meet community needs and improve our market position. We strategically recruit physicians, often assisting them in establishing a practice or joining an existing practice where there is a community need and providing support to build their practices in compliance with regulatory standards. We intend to improve both service levels and revenues in our markets by:

•	expanding the number of high quality specialty services, such as cardiology, orthopedics, oncology and neonatology;

•	continuing to use joint ventures with physicians to further develop our outpatient business, particularly through ambulatory surgery centers and outpatient diagnostic centers;

•	developing medical office buildings to provide convenient facilities for physicians to locate their practices and serve their patients; and

•	continuing our focus on improving hospital quality and performance and implementing advanced technologies in our facilities to attract physicians to our facilities.

Become the Health Care Employer of Choice. We will continue to use a number of industry-leading practices to help ensure that our hospitals are a health care employer of choice in their respective communities. Our staffing initiatives for both care providers and hospital management provide strategies for recruitment, compensation and productivity to increase employee retention and operating efficiency at our hospitals. For example, we maintain an internal contract nursing agency to supply our hospitals with high quality staffing at a lower cost than external agencies. In addition, we have developed training and career development programs for our physicians and hospital administrators, including an executive development program designed to train the next generation of hospital leadership. We believe that our continued investment in the training and retention of employees improves the quality of care, enhances operational efficiency and fosters employee loyalty.

Maintain Our Dedication to the Care and Improvement of Human Life. Our business is built on putting patients first and providing high quality health care services in the communities we serve. Our dedicated professionals oversee our Quality Review System, which measures clinical outcomes, satisfaction and regulatory compliance to improve hospital quality and performance. In addition, we continue to implement advanced health information technology to improve the quality and convenience of services to our communities. We are building on our advanced electronic medication administration record, which uses bar coding technology to ensure that each patient receives the right medication, toward a fully electronic health record that provides convenient access, electronic order entry and decision support for physicians. These technologies improve patient safety, quality and efficiency.

Maintain Our Commitment to Ethics and Compliance. We are committed to a corporate culture highlighted by the following values—compassion, honesty, integrity, fairness, loyalty, respect and kindness. Our comprehensive ethics and compliance program reinforces our dedication to these values.

Recent Development

On July 20, 2007, we completed the sale of our two Switzerland hospitals for $394 million. These were the only hospitals we owned or operated in Switzerland, and we expect to recognize a pretax gain of approximately $310 million on the sale. Proceeds from the sale were used to reduce the outstanding balance under our European term loan.

HCA Inc. was incorporated in Nevada in January 1990 and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number is (615) 344-9551.

The Recapitalization

On July 24, 2006, HCA entered into the Merger Agreement with Hercules Holding and Hercules Acquisition, pursuant to which the parties agreed to the Merger, subject to the terms and conditions therein. The investment funds associated with the Sponsors and their respective affiliates and/or assignees, along with the Frist Entities and their respective assignees, are collectively referred to herein as the “Investors.”

At the effective time of the Merger on November 17, 2006, each share of HCA common stock outstanding immediately prior to the Merger (other than shares held by HCA as treasury stock or otherwise owned by Hercules Holding immediately prior to the effective time of the Merger, shares held by subsidiaries of Hercules Holding or HCA, or shares held by holders who properly demanded and perfected their appraisal rights) was cancelled, ceased to exist and was converted into the right to receive $51.00 in cash, without interest and less any applicable withholding taxes.

In connection with the Recapitalization (as defined below), seven senior executive officers of HCA, who are referred to in this prospectus as the “Senior Management Participants,” invested, through cash investments, rollovers of HCA employee stock options and/or rollovers of HCA common stock, an aggregate of $47 million. In connection with the Recapitalization, certain of our managers also participated in the equity of HCA through cash investments, rollovers of HCA employee stock options and/or rollovers of HCA common stock. Together, these managers and the Senior Management Participants are referred to in this prospectus as the “Management Participants,” and the aggregate value of their equity participation was $125 million. In connection with the consummation of the Recapitalization, we implemented a stock incentive plan under which approximately 1,500 employees (including executive officers) are eligible to receive options covering up to 10% of our fully diluted equity immediately after consummation of the Recapitalization. In addition, on January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million.

Investment funds associated with the Sponsors, or their respective assignees, indirectly invested $3.776 billion in our company as part of the Recapitalization. Of the $3.776 billion invested in our company, Citigroup Inc. (the parent of Citigroup Global Markets Inc.) and Banc of America Securities LLC contributed $150 million and $50 million, respectively, to Hercules Holding in connection with the Merger. The Frist Entities contributed 17,343,193 shares of HCA common stock to Hercules Holding or to one or more other parent companies in return for an ownership interest in such entities. Based on the merger consideration per share of HCA common stock, the commitments of the Frist Entities had an aggregate value of $885 million. The Frist Entities invested an additional $65 million, which increased the aggregate investment of the Frist Entities to $950 million.

The acquisition of HCA by the Investors was financed by borrowings under our senior secured credit facilities, the notes offered in the Recapitalization, the equity investments by the Investors, participation of the Management Participants described above, rollover of existing indebtedness and cash on hand. The offering of the notes, the borrowings under our senior secured credit facilities, the equity investments by the Investors and participation by the Management Participants, the Merger, the refinancing transactions described herein and other related transactions are collectively referred to in this prospectus as the “Recapitalization.” For a more complete description of the Recapitalization, see “—Ownership and Corporate Structure,” “The Merger” and “Description of Other Indebtedness.”

In connection with the Recapitalization, we repaid an aggregate of $3.109 billion of HCA’s then existing indebtedness and incurred indebtedness-related costs of approximately $73 million.

Ownership and Corporate Structure

Approximately 97.5% of our outstanding shares of capital stock is held indirectly by the Investors, and the remaining approximately 2.5% is held directly by the Management Participants. This structure was achieved through a series of equity contributions which occurred in connection with the Merger. For purposes of this prospectus, the calculations of percentages of our capital stock held by the Investors and the Management Participants exclude shares underlying options covering approximately 14% of our fully diluted equity which have been and may be granted to certain of our employees. See “The Merger”, “Executive Compensation” and “Security Ownership of Certain Beneficial Owners.” The equity and indebtedness figures in the diagram below are as of June 30, 2007.

(1)	Includes (i) approximately $3.776 billion of cash equity invested by investment funds associated with or designated by the Sponsors and their respective assignees and (ii) approximately $950 million invested by the Frist Entities and their respective assignees, of which $885 million was in the form of a rollover of the Frist Entities’ equity interests in HCA and $65 million was a cash equity investment. Investment funds associated with each of the Sponsors indirectly own 24.8% of our company, and their assignees, Citigroup and Banc of America Securities, collectively indirectly own 4.2% of our Company. The Frist Entities and their assignees indirectly own 18.9% of our Company following the consummation of the Recapitalization.

(2)	Represents $125 million invested by the Management Participants in the form of a rollover of their previously existing equity interests in HCA to equity interests in HCA following the Merger and through cash investments. Additionally, on January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million.

(3)

Upon the closing of the Recapitalization, we entered into (i) a $2.000 billion asset-based revolving credit facility with a six-year maturity ($1.660 billion outstanding at June 30, 2007); (ii) a $2.000 billion senior secured revolving credit facility with a six-year maturity ($0 outstanding at June 30, 2007); (iii) a $2.750 billion senior secured term loan A facility with a six-year maturity ($2.694 billion outstanding at June 30, 2007); (iv) an $8.800 billion senior secured term loan B facility with a seven-year maturity ($8.756 billion outstanding at June 30, 2007); and (v) a €1.0 billion, or $1.279 billion-equivalent (as of the closing of the Recapitalization) (€995 million, or $1.341 billion-equivalent, at June 30, 2007), senior secured European term loan facility with a seven-year maturity, collectively referred to herein as the “senior secured credit facilities,” unless the context otherwise requires.

(4)	As of June 30, 2007, consists of (i) an aggregate principal amount of $367 million medium-term notes with maturities ranging from 2010 to 2025 and a weighted average interest rate of 8.42%; (ii) an aggregate principal amount of $886 million debentures with maturities ranging from 2015 to 2095 and a weighted average interest rate of 7.55%; (iii) an aggregate principal amount of $5.987 billion senior notes with maturities ranging from 2007 to 2033 and a weighted average interest rate of 6.91%; (iv) £150 million ($301 million-equivalent at June 30, 2007) aggregate principal amount of 8.75% senior notes due 2010; (v) $422 million of secured debt, which represents capital leases and other secured debt with a weighted average interest rate of 6.80%; and (vi) $18 million of unamortized debt discounts that reduce the existing indebtedness. For more information regarding our unsecured and other indebtedness, see “Description of Other Indebtedness—Other Indebtedness.”

(5)	Includes subsidiaries which are designated as “restricted subsidiaries” under our indenture dated as of December 16, 1993, certain of their wholly-owned subsidiaries formed in connection with the asset-based revolving credit facility and certain excluded subsidiaries (non-material subsidiaries).

In connection with the Recapitalization, the notes and guarantees were secured by second-priority liens on substantially all the capital stock of HealthTrust, Inc.—The Hospital Company and the first-tier subsidiaries of the subsidiary guarantors (but limited to 65% of the voting stock of any such first-tier subsidiary that is a foreign subsidiary), subject to certain exceptions.

In connection with the consummation of the Recapitalization, we implemented a stock incentive plan under which approximately 1,500 employees (including executive officers) are eligible to receive options to acquire our stock. The new plan permits the granting of options covering up to 10% of our fully diluted equity immediately after consummation of the Recapitalization. Substantially all of the available equity awards under the plan were granted at or soon after the closing of the Recapitalization.

Sources and Uses

The sources and uses of the funds for the Recapitalization are shown in the table below.

Sources of funds:		Uses of funds:
(Dollars in millions)
Senior secured credit facilities(1):		Equity purchase price(7)	$20,284
Asset-based revolving credit facility	$1,535	Rollover equity(5)	1,010
Revolving credit facility	—	Repayment of existing indebtedness(8)	3,182
Term loan A facility	2,750	Retained existing secured indebtedness(2)	230
Term loan B facility	8,800	Retained existing unsecured indebtedness(3)	7,519
European term loan facility	1,279	Transaction costs(9)	745
Outstanding notes	5,700
Retained existing secured indebtedness(2)	230
Retained existing unsecured indebtedness(3)	7,519
Equity contribution(4)(5)	3,782
Rollover equity(5)	1,010
HCI dividend(6)	365

Total sources of funds	$32,970	Total uses of funds	$32,970

(1)	Upon the closing of the Recapitalization, we entered into senior secured credit facilities consisting of (i) a $2,000 million asset-based revolving credit facility with a six-year maturity and a borrowing base of 85% of eligible accounts receivable with customary reserves and eligibility criteria; (ii) a $2,000 million senior secured revolving credit facility with a six-year maturity; (iii) a $2,750 million senior secured term loan A facility with a six-year maturity; (iv) an $8,800 million senior secured term loan B facility with a seven-year maturity; and (v) a $1,279 million-equivalent (as of the closing of the Recapitalization) (€1.0 billion) senior secured European term loan facility with a seven-year maturity.

(2)	Consisted of, as of the closing of the Recapitalization, $230 million of secured debt, which primarily represented capital leases.

(3)	Consisted of, as of the closing of the Recapitalization, (i) an aggregate principal amount of $377 million medium-term notes with maturities ranging from 2007 to 2025 and a weighted average interest rate of 8.42%; (ii) an aggregate principal amount of $886 million debentures with maturities ranging from 2015 to 2095 and a weighted average interest rate of 7.55%; (iii) an aggregate principal amount of $5,993 million senior notes with maturities ranging from 2007 to 2033 and a weighted average interest rate of 6.91%; (iv) £150 million ($283 million-equivalent as of the closing of the Recapitalization) aggregate principal amount of 8.75% senior notes due 2010; and (v) $20 million of unamortized debt discounts which reduced the existing indebtedness. For more information regarding our existing indebtedness, see “Description of Other Indebtedness—Other Indebtedness.”

(4)	Represents the cash equity contributed, as of the closing of the Recapitalization, by (i) investment funds associated with or designated by the Sponsors or their respective assignees and (ii) the Frist Entities. See (5) below. On January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million. As a result of that offering, the delayed cash equity contributed by investment funds associated with or designated by the Sponsors on March 30, 2007 was reduced to $60 million.

(5)

Includes approximately (i) $885 million contributed by the Frist Entities or their respective assignees in the form of a rollover of their existing equity interests in HCA; and (ii) $125 million invested by the

Management Participants in the form of a rollover of their existing equity interests in HCA to equity interests in HCA following the Merger and through cash investments.

(6)	In connection with the Recapitalization, our insurance subsidiary, HealthCare Indemnity, Inc. (“HCI”) declared a $365 million dividend, which was used to pay down existing indebtedness. The proceeds of this dividend represented a portion of the excess capital of HCI. For additional information about our insurance practices generally, see “Business—Insurance.”

(7)	The holders of outstanding shares of our common stock received $51.00 in cash per share in connection with the Recapitalization. This represents approximately 412.0 million shares outstanding plus net option value of approximately $283 million, which is calculated based on approximately 24.9 million options outstanding with an average exercise price of $39.74 per share, and excludes approximately $1,010 million, on a pre-tax basis, of rollover equity and participations of the Management Participants and the Frist Entities.

(8)	Consisted of, as of the closing of the Recapitalization, (i) an aggregate of $3,109 million of HCA’s existing indebtedness, consisting of $1,319 million in aggregate principal amount of notes redeemed pursuant to tender offers conducted in connection with the Recapitalization; $715 million borrowed under a $1,750 million five-year revolving credit facility; and $1,075 million of senior term loans; and (ii) indebtedness-related costs comprising of approximately $36 million of accrued interest, $28 million of pay floating interest rate swap agreements and $9 million of tender premiums.

(9)	Fees and expenses associated with the Recapitalization, including placement and other financing fees, advisory fees, transaction fees paid to affiliates of the Sponsors, and other transaction costs and professional fees. See “Certain Relationships and Related Party Transactions.”

The Sponsors

Bain Capital Partners

Bain Capital is one of the world’s leading private investment firms, with over 20 years of experience in managed buyouts. Headquartered in Boston, Bain Capital has offices in New York, London, Munich, Hong Kong, Shanghai and Tokyo. Bain Capital has a proven track record of enhancing companies’ financial strength and strategic positions through long-term initiatives and has demonstrated success in the health care sector.

Kohlberg Kravis Roberts & Co.

KKR, founded in 1976, is one of the world’s oldest and most experienced private equity firms specializing in management buyouts. KKR’s investment approach is focused on acquiring attractive business franchises and working closely with management over the long term to design and implement value-creating strategies. KKR has offices in New York, Menlo Park, London, Paris, Hong Kong and Tokyo.

Merrill Lynch Global Private Equity

Merrill Lynch Global Private Equity is the private equity arm of Merrill Lynch & Co., Inc. MLGPE invests in leading companies across industries and takes a partnership approach with management to create long-term shareholder value. MLGPE has offices in New York, London, São Paulo, Tokyo, Sydney, Bangkok and Hong Kong.

The Exchange Offers

On November 17, 2006, HCA Inc. issued in a private offering $1,000,000,000 aggregate principal amount of 9 1/8% Senior Secured Notes due 2014 (the “outstanding 2014 cash pay notes”), $3,200,000,000 aggregate principal amount of 9 1/4% Senior Secured Notes due 2016 (the “outstanding 2016 cash pay notes” and, together with the outstanding 2014 cash pay notes, the “outstanding cash pay notes”) and $1,500,000,000 aggregate principal amount of 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016 (the “toggle notes” and, together with the outstanding cash pay notes, the “outstanding notes”). The term “exchange 2014 cash pay notes” refers to the 9 1/8% Senior Secured Notes due 2014, the term “exchange 2016 cash pay notes” refers to the 9 1/ 4% Senior Secured Notes due 2016 and the term “exchange toggle notes” refers to the 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016, each as registered under the Securities Act of 1933, as amended (the “Securities Act”), and all of which collectively are referred to as the “exchange notes.” The term “notes” collectively refers to the outstanding notes and the exchange notes.

General

In connection with the private offering, HCA Inc. and the guarantors of the outstanding notes entered into a registration rights agreement with the initial purchasers pursuant to which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offers within 360 days after the date of original issuance of the outstanding notes. You are entitled to exchange in the exchange offers your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	the liquidated damages provisions of the registration rights agreement are not applicable.

The Exchange Offers	HCA Inc. is offering to exchange :

•

$1,000,000,000 aggregate principal amount of 9 1/8% Senior Secured Notes due 2014 which have been registered under the Securities Act for any and all of its existing 9 1/8% Senior Secured Notes due 2014;

•

$3,200,000,000 aggregate principal amount of 9 1/4% Senior Secured Notes due 2016 which have been registered under the Securities Act for any and all of its existing 9 1/4% Senior Secured Notes due 2016; and

•

$1,500,000,000 9 5/8%/10 3/8% aggregate principal amount of Senior Secured Toggle Notes due 2016 which have been registered under the Securities Act for any and all of its existing 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016.

You may only exchange outstanding notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale

Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offers will expire at 11:59 p.m., New York City time, on October 24, 2007, unless extended by HCA Inc. HCA Inc. currently does not intend to extend the expiration date.

Withdrawal

You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offers. HCA Inc. will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offers.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions, which HCA Inc. may waive. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Notes

If you wish to participate in any of the exchange offers, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with your outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available, or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offers, HCA Inc. and the guarantors of the notes will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except HCA Inc. and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of untendered outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offers, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, HCA Inc. and the guarantors of the notes do not currently anticipate that they will register the outstanding notes under the Securities Act.

Certain United States Federal Income Tax Consequences	The exchange of outstanding notes in the exchange offers will not be a taxable event for United States federal income tax purposes. See “Certain United States Federal Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. See “Use of Proceeds.”

Exchange Agent

The Bank of New York is the exchange agent for the exchange offers. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offers—Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the outstanding notes and exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	HCA Inc.

Securities Offered	$1,000,000,000 aggregate principal amount of 9 1/8% senior secured notes due 2014.

$3,200,000,000 aggregate principal amount of 9 1/4% senior secured notes due 2016.

$1,500,000,000 aggregate principal amount of 9 5/8%/10 3/8% senior secured toggle notes due 2016.

Maturity Date	The exchange 2014 cash pay notes will mature on November 15, 2014.

The exchange 2016 cash pay notes and the exchange toggle notes each will mature on November 15, 2016.

Interest Rate	Interest on the exchange 2014 cash pay notes will be payable in cash and will accrue at a rate of 9 1/8% per annum.

Interest on the exchange 2016 cash pay notes will be payable in cash and will accrue at a rate of 9 1/4% per annum.

Cash interest on the exchange toggle notes will accrue at a rate of 9 5/8% per annum, and PIK interest (as defined below) will accrue at a rate of 10 3/8% per annum. For any interest period thereafter through November 15, 2011, we may elect to pay interest on the exchange toggle notes (i) in cash, (ii) by increasing the principal amount of the exchange toggle notes or issuing new toggle notes (“PIK interest”) for the entire amount of the interest payment or (iii) by paying interest on half of the principal amount of the exchange toggle notes in cash interest and half in PIK interest. After November 15, 2011, all interest on the exchange toggle notes will be payable in cash. If we elect to pay PIK interest, we will increase the principal amount of the exchange toggle notes or issue new exchange toggle notes in an amount equal to the amount of PIK interest for the applicable interest payment period (rounded up to the nearest $1,000) to holders of the exchange toggle notes on the relevant record date.

Interest Payment Dates	We will pay interest on the exchange notes on May 15 and November 15. Interest began to accrue from the issue date of the notes.

Ranking	The exchange notes will be our senior secured obligations and will:

•	rank senior in right of payment to any future subordinated indebtedness;

•	rank equally in right of payment with all of our existing and future senior indebtedness;

•

be effectively subordinated in right of payment to indebtedness under our asset-based revolving credit facility to the extent of the collateral securing such indebtedness on a first-priority basis and to indebtedness under our other senior secured credit facilities to the extent of the collateral securing such indebtedness on a first- and second-priority basis; and

•

be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us or one of our guarantor subsidiaries).

As of June 30, 2007, (1) the outstanding notes and related guarantees ranked effectively junior to approximately $14.451 billion of senior secured indebtedness under our senior secured credit facilities and $422 million of capital leases and other secured debt and includes approximately $168 million of obligations of our non-guarantor subsidiaries, and (2) we had an additional $1.858 billion of unutilized capacity under our senior secured revolving credit facility and $245 million of unutilized capacity under our asset-based revolving credit facility, subject to borrowing base limitations.

Guarantees

The exchange notes will be fully and unconditionally guaranteed on a senior secured basis by each of our existing and future direct or indirect wholly-owned domestic subsidiaries that guarantees our obligations under our senior secured credit facilities (except for certain special purpose subsidiaries that have only guaranteed and pledged their assets under our asset-based revolving credit facility). Each subsidiary guarantee will:

•	rank senior in right of payment to all existing and future subordinated indebtedness of the guarantor subsidiary;

•	rank equally in right of payment with all existing and future senior indebtedness of the guarantor subsidiary;

•

be effectively subordinated in right of payment to indebtedness under our asset-based revolving credit facility to the extent of the collateral securing such indebtedness on a first-priority basis and to indebtedness under our other senior secured credit facilities to the extent of the collateral securing such indebtedness on a first- and second-priority basis; and

•	be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of a guarantor that is not also a guarantor of the notes.

Any guarantee of the exchange notes will be released in the event such guarantee is released under the senior secured credit facilities.

Our non-guarantor subsidiaries accounted for $10.564 billion, or 41.5%, of our total revenues for the year ended December 31, 2006, and $10.508 billion, or 44.3%, of our total assets, and $9.841 billion, or 28.6%, of our total liabilities, in each case as of June 30, 2007.

Security

The exchange notes and guarantees of the exchange notes will be secured by second-priority liens, subject to permitted liens, on certain of the assets of HCA Inc. and the subsidiary guarantors that secure our senior secured credit facilities on a first-priority basis, which assets include:

•

substantially all the capital stock of any material first-tier subsidiary of HCA Inc. or of any first-tier subsidiary of any subsidiary guarantor of the notes (but limited to 65% of the voting stock of any such first-tier subsidiary that is a foreign subsidiary), subject to certain exceptions; and

•

substantially all tangible and intangible assets of our company and each subsidiary guarantor, other than (1) properties defined as “principal properties” under our indenture dated as of December 16, 1993, so long as any indebtedness secured by those properties on a first-priority basis remains outstanding, (2) other properties that will not secure our senior secured facilities, (3) deposit accounts, other bank or securities accounts and cash and (4) leaseholds and motor vehicles, subject to certain exceptions. See “Description of Notes—Security.”

See “Risk Factors—Risks Related to the Notes—There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee” for an explanation of one of the important exceptions to the obligation to pledge the capital stock of first-tier subsidiaries of any subsidiary guarantors.

The exchange notes and guarantees of the exchange notes also will be secured by third-priority liens, subject to permitted liens, on the accounts receivable and certain related assets of HCA Inc. and certain of the subsidiary guarantors, and the proceeds thereof, to the extent permitted by law and contract, which assets will secure our asset-based revolving credit facility on a first-priority basis and our other senior secured credit facilities on a second-priority basis.

Optional Redemption

We may redeem the exchange notes, in whole or in part, at any time prior to November 15, 2010, with respect to the exchange 2014 cash pay notes, and November 15, 2011, with respect to the exchange 2016 cash pay notes and the exchange toggle notes, at a price equal to 100% of the principal amount of the exchange notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole premium,” as described under “Description of Notes—Optional Redemption.”

We may redeem the exchange notes, in whole or in part, on or after November 15, 2010, with respect to the exchange 2014 cash pay notes, and November 15, 2011, with respect to the exchange 2016 cash pay notes and the exchange toggle notes, at the prices set forth under “Description of Notes—Optional Redemption.”

Additionally, from time to time before November 15, 2009, we may choose to redeem up to 35% of the principal amount of each of the exchange cash pay notes and the exchange toggle notes at a redemption price equal to 109.125% of the face amount thereof, with respect to the exchange 2014 cash pay notes, 109.250% of the face amount thereof, with respect to the exchange 2016 cash pay notes, and 109.625% of the face amount thereof, with respect to the exchange toggle notes, in each case with the net cash proceeds that we raise in one or more equity offerings, so long as at least 50% of the aggregate principal amount of each of the exchange cash pay notes and the exchange toggle notes remains outstanding afterwards.

Mandatory Principal Redemption

If the exchange toggle notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), at the end of the first accrual period ending after the fifth anniversary of the outstanding toggle notes’ issuance (the “AHYDO redemption date”), we will be required to redeem for cash a portion of each exchange toggle note then outstanding equal to the “Mandatory Principal Redemption Amount” (such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each exchange toggle note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” means the portion of an exchange toggle note required to be redeemed to prevent such exchange toggle note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the exchange toggle notes prior to the AHYDO redemption date pursuant to any other provision of the indenture will alter our obligation to make the Mandatory Principal Redemption with respect to any exchange toggle notes that remain outstanding on the AHYDO redemption date.

Change of Control Offer

Upon the occurrence of a change of control, you will have the right, as holders of the exchange notes, to require us to repurchase some or all of your exchange notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

We may not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•	we may not have enough funds at that time; or

•	the terms of our indebtedness under our senior secured credit facilities may prevent us from making such payment.

Your right to require us to repurchase the exchange notes upon the occurrence of a change of control will cease to apply to a series of exchange notes at all times after such exchange notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

Certain Covenants	The indenture governing the exchange notes contains covenants limiting our ability and the ability of our restricted subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of Notes.” Many of these covenants will cease to apply to a series of exchange notes at all times after such exchange notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

Original Issue Discount

We have the option to pay interest on the exchange toggle notes in cash interest or PIK interest for any interest payment period prior to November 15, 2011. For U.S. federal income tax purposes, the existence of this option means that none of the interest payments on the exchange toggle notes will be qualified stated interest even if we never exercise the option to pay PIK interest. Consequently, the exchange toggle notes will be treated as issued with original issue discount, and U.S. holders will be required to include the original issue discount in gross income for U.S. federal income tax purposes on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. For more information, see “Certain United States Federal Tax Consequences.”

No Prior Market

The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any such market that may develop. The initial purchasers in the private offering of the outstanding notes have informed us that they currently intend to make a market in the exchange notes; however, they are not obligated to do so, and they may discontinue any such market-making activities at any time without notice.

Risk Factors

You should consider carefully all of the information set forth in this prospectus prior to exchanging your outstanding notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The following table sets forth our summary historical consolidated financial data and summary unaudited pro forma consolidated income statement data, at the dates and for the periods indicated. The summary historical consolidated financial data as of and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical financial data as of December 31, 2005 and 2006 and for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from our historical consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The historical financial data as of December 31, 2004 have been derived from our consolidated financial statements audited by Ernst & Young LLP that are not included in this prospectus. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or any future period.

The summary unaudited pro forma consolidated income statement data for the year ended December 31, 2006 have been prepared to give effect to the Recapitalization in the manner described under “Unaudited Pro Forma Consolidated Income Statement” and the notes thereto as if it had occurred on January 1, 2006. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma income statement data are for informational purposes only and do not purport to represent what our results of operations actually would have been if the Recapitalization had occurred at any date, and do not purport to project the results of operations for any future period.

The summary historical and unaudited pro forma consolidated financial and other data should be read in conjunction with “Unaudited Pro Forma Consolidated Income Statement,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Historical					Pro Forma Year Ended December 31, 2006
	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)		(Unaudited)
	(Dollars in millions)
Income Statement Data:
Revenues	$23,502	$24,455	$25,477	$12,775	$13,406	$25,477

Salaries and benefits	9,419	9,928	10,409	5,216	5,301	10,409
Supplies	3,901	4,126	4,322	2,205	2,199	4,322
Other operating expenses	3,797	4,039	4,057	2,009	2,118	4,090
Provision for doubtful accounts	2,669	2,358	2,660	1,273	1,444	2,660
Gains on investments	(56)	(53)	(243)	(100)	(7)	(243)
Equity in earnings of affiliates	(194)	(221)	(197)	(108)	(105)	(197)
Depreciation and amortization	1,250	1,374	1,391	697	716	1,391
Interest expense	563	655	955	382	1,114	2,293
Gains on sales of facilities	—	(78)	(205)	(5)	(16)	(205)
Transaction costs	—	—	442	—	—	—
Impairment of long-lived assets	12	—	24	—	24	24

	21,361	22,128	23,615	11,569	12,788	24,544

Income before minority interests and income taxes	2,141	2,327	1,862	1,206	618	933
Minority interests in earnings of consolidated entities	168	178	201	101	116	201

Income before income taxes	1,973	2,149	1,661	1,105	502	732
Provision for income taxes	727	725	625	431	206	272

Net income	$1,246	$1,424	$1,036	$674	$296	$460

Statement of Cash Flows Data:
Cash flows provided by operating activities	$2,954	$2,971	$1,845	$732	$406
Cash flows used in investing activities	(1,688)	(1,681)	(1,307)	(795)	(418)
Cash flows provided by (used in) financing activities	(1,347)	(1,212)	(240)	463	(268)

Other Financial Data:
EBITDA(1)	$3,786	$4,178	$4,007	$2,184	$2,332	$4,416
Capital expenditures	1,513	1,592	1,865	820	675

Operating Data(2):
Number of hospitals at end of period(3)	182	175	166	176	164
Number of freestanding outpatient surgical centers at end of period(4)	84	87	98	92	98
Number of licensed beds at end of period(5)	41,852	41,265	39,354	41,300	39,175
Weighted average licensed beds(6)	41,997	41,902	40,653	41,259	39,245
Admissions(7)	1,659,200	1,647,800	1,610,100	823,900	787,000
Equivalent admissions(8)	2,454,000	2,476,600	2,416,700	1,235,900	1,183,700
Average length of stay (days)(9)	5.0	4.9	4.9	4.9	5.0
Average daily census(10)	22,493	22,225	21,688	22,451	21,663
Occupancy(11)	54%	53%	53%	54%	55%
Emergency room visits(12)	5,219,500	5,415,200	5,213,500	2,658,100	2,553,900
Outpatient surgeries(13)	834,800	836,600	820,900	423,600	408,400
Inpatient surgeries(14)	541,000	541,400	533,100	269,300	261,700
Days revenues in accounts receivable(15)	48	50	53	48	51
Gross patient revenues(16)	$71,279	$78,662	$84,913	$42,438	$45,664
Outpatient revenues as a percentage of patient revenues(17)	37%	36%	36%	36%	36%

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(Dollars in millions)
Balance Sheet Data:
Working capital(18)	$1,509	$1,320	$2,502	$1,874	$2,593
Property, plant and equipment, net	11,396	11,379	11,669	11,578	11,544
Cash and cash equivalents	258	336	634	736	354
Total assets	21,840	22,225	23,675	23,120	23,704
Total debt	10,530	10,475	28,408	11,664	28,096
Minority interests in equity of consolidated entities	809	828	907	901	891
Equity securities with contingent redemption rights	—	—	125	—	165
Total stockholders’ equity (deficit)	4,407	4,863	(11,374)	4,826	(10,905)

(1)	EBITDA, a measure used by management to evaluate operating performance, is defined as net income plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between our historical results and results that reflect the new capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The table below presents a reconciliation of historical and pro forma EBITDA to net income and a reconciliation of historical EBITDA to cash flows from operating activities:

	Historical					Pro Forma Year Ended December 31,
	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007	2006
				(Unaudited)		(Unaudited)
			(Dollars in millions)
Net income	$1,246	$1,424	$1,036	$674	$296	$460
Provision for income taxes	727	725	625	431	206	272
Interest expense	563	655	955	382	1,114	2,293
Depreciation and amortization	1,250	1,374	1,391	697	716	1,391

EBITDA	3,786	4,178	4,007	2,184	2,332	$4,416

Interest payments	(533)	(624)	(893)	(351)	(1,092)
Income tax payments, net of refunds	(394)	(563)	(1,087)	(810)	(227)
Increase (decrease) in cash from operating assets and liabilities and the provision for doubtful accounts	(1)	80	(280)	(324)	(656)
Other	96	(100)	98	33	49

Cash flows from operating activities	$2,954	$2,971	$1,845	$732	$406

(2)	The operating data set forth in this table includes only those facilities that are consolidated for financial reporting purposes.

(3)	Excludes facilities that are not consolidated (but are accounted for using the equity method) for financial reporting purposes.

(4)	Excludes facilities that are not consolidated (but are accounted for using the equity method) for financial reporting purposes.

(5)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(6)	Weighted average licensed beds represents the average number of licensed beds, weighted based on periods owned.

(7)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(8)	Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(9)	Represents the average number of days admitted patients stay in our hospitals.

(10)	Represents the average number of patients in our hospital beds each day.

(11)	Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rates provide measures of the utilization of inpatient rooms.

(12)	Represents the number of patients treated in our emergency rooms.

(13)	Represents the number of surgeries performed on patients who were not admitted to our hospitals. Pain management and endoscopy procedures are not included in outpatient surgeries.

(14)	Represents the number of surgeries performed on patients who have been admitted to our hospitals. Pain management and endoscopy procedures are not included in inpatient surgeries.

(15)	Revenues per day is calculated by dividing the revenues for the period by the days in the period. Days revenues in accounts receivable is then calculated as accounts receivable, net of the allowance for doubtful accounts, at the end of the period divided by revenues per day.

(16)	Gross patient revenues are based upon our standard charge listing. Gross charges/revenues typically do not reflect what our hospital facilities are paid. Gross charges/revenues are reduced by contractual adjustments, discounts and charity care to determine reported revenues.

(17)	Represents the percentage of patient revenues related to patients who are not admitted to our hospitals.

(18)	We define working capital as current assets minus current liabilities.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offers. Any of the following risks could materially and adversely affect our business, financial condition or results of operations; however, the following risks are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose all or part of your original investment.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offers” and “The Exchange Offers” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offers will reduce the outstanding amount of each series of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in November 2006 to institutional investors and are eligible for trading in the PORTAL market.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offers or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling,

SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

We are highly leveraged. The following chart shows our level of indebtedness and certain other information as of June 30, 2007.

As of June 30, 2007 (Unaudited)
(Dollars in millions)
Senior secured credit facilities(1):
Asset-based revolving credit facility	$1,660
Revolving credit facility	—
Term loan A facility	2,694
Term loan B facility	8,756
European term loan facility	1,341
The notes	5,700
Other secured indebtedness(2)	422
Unsecured indebtedness(3)	7,523

Total indebtedness	$28,096

(1)	Upon the closing of the Recapitalization, we entered into (i) a $2,000 million asset-based revolving credit facility with a six-year maturity, (ii) a $2,000 million senior secured revolving credit facility with a six-year maturity, (iii) a $2,750 million senior secured term loan A facility with a six-year maturity; (iv) a $8,800 million senior secured term loan B facility with a seven-year maturity; and (v) a €1.0 billion, or $1,279 million-equivalent (as of the closing of the Recapitalization) (€995 million, or $1,341 million-equivalent, at June 30, 2007), senior secured European term loan facility with a seven-year maturity.

(2)	Consists of capital leases and other secured debt with a weighted average interest rate of 6.80%.

(3)	Consists of (i) an aggregate principal amount of $367 million medium-term notes with maturities ranging from 2010 to 2025 and a weighted average interest rate of 8.42%; (ii) an aggregate principal amount of $886 million debentures with maturities ranging from 2015 to 2095 and a weighted average interest rate of 7.55%; (iii) an aggregate principal amount of $5,987 million senior notes with maturities ranging from 2007 to 2033 and a weighted average interest rate of 6.91%; (iv) £150 million ($301 million-equivalent at June 30, 2007) aggregate principal amount of 8.75% senior notes due 2010; and (v) $18 million of unamortized debt discounts, which reduce the existing indebtedness. For more information regarding our unsecured and other indebtedness, see “Description of Other Indebtedness—Other Indebtedness.”

We also had an additional $245 million available for borrowing under our asset-based revolving credit facility at June 30, 2007, subject to borrowing base limitations, and $1.858 billion available for borrowing under our senior secured revolving credit facility at that date after considering outstanding letters of credit of approximately $142 million.

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the notes;

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates as certain of our borrowings, including the unhedged portion of our borrowings under our senior secured credit facilities, are at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indenture governing the notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Our pro forma cash interest expense for the year ended December 31, 2006 would have been $2.213 billion. At June 30, 2007, we had $14.451 billion of debt under our senior secured credit facilities, all of which are based on a floating rate index, offset by fixed-pay interest rate swap agreements that apply to $8.000 billion of this amount. A 1% increase in these floating rates would increase annual interest expense by approximately $65 million.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indenture governing the notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell or transfer assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

Under our asset-based revolving credit facility, when (and for as long as) availability is less than a specified percentage of the borrowing base or if a payment or bankruptcy event of default has occurred and is continuing, funds deposited into any of our depository accounts will be transferred on a daily basis into a blocked account with the administrative agent and applied to prepay loans under the asset-based revolving credit facility and to cash collateralize letters of credit issued thereunder.

In addition, under our senior secured credit facilities we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under each of our senior secured credit facilities. Upon the occurrence of an event of default under our senior secured credit facilities, our lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured credit facilities could proceed against the collateral granted to them to secure each such indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facilities and our existing senior notes. If any of the lenders under our senior secured credit facilities accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our senior secured credit facilities and the notes.

Risks Related to Our Business

Our hospitals face competition for patients from other hospitals and health care providers.

The health care business is highly competitive, and competition among hospitals and other health care providers for patients has intensified in recent years. Generally, other hospitals in the local communities served by most of our hospitals provide services similar to those offered by our hospitals. In 2005, CMS began making public performance data related to ten quality measures that hospitals submit in connection with their Medicare reimbursement. On February 8, 2006, the federal Deficit Reduction Act of 2005 (“DRA 2005”) was enacted by Congress to expand and provide for the future expansion of the number of quality measures that must be reported. CMS has expanded the number of quality measures as required by DRA 2005, and we expect that CMS will continue to expand the number of quality measures in the future, including adding measures relating to outpatient care. Additional quality measures and future trends toward clinical transparency may have an unanticipated impact on our competitive position and patient volumes. If any of our hospitals achieve poor results (or results that are lower than our competitors) on these quality measures, patient volumes could decline.

In addition, the number of freestanding specialty hospitals, surgery centers and diagnostic and imaging centers in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in a highly competitive environment. Some of the hospitals that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments, charitable contributions and/or tax revenues and can finance capital expenditures and operations on a tax-exempt basis. Our hospitals are facing increasing competition from physician-owned specialty hospitals and from both our own and unaffiliated freestanding surgery centers for market share in high margin services and for quality physicians and personnel. Also, we anticipate that the number of physician-owned specialty hospitals may increase as HHS has ended a moratorium on the enrollment of such hospitals in Medicare. If ambulatory surgery centers are better able to compete in this environment than our hospitals, our hospitals may experience a decline in patient volume, and we may experience a decrease in margin, even if those patients use our ambulatory surgery centers. Further, if our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than our hospitals and ambulatory surgery centers, we may experience an overall decline in patient volume. See “Business—Competition.”

The growth of uninsured and patient due accounts and a deterioration in the collectability of these accounts could adversely affect our results of operations.

The primary collection risks of our accounts receivable relate to the uninsured patient accounts and patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and copayments) remain outstanding. The provision for doubtful accounts relates primarily to amounts due directly from patients.

The amount of the provision for doubtful accounts is based upon management’s assessment of historical writeoffs and expected net collections, business and economic conditions, trends in federal and state governmental and private employer health care coverage, the rate of growth in uninsured patient admissions and other collection indicators. At June 30, 2007, our allowance for doubtful accounts represented approximately 87% of the $4.244 billion patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated (“pending Medicaid accounts”). For the year ended December 31, 2006, the provision for doubtful accounts increased to 10.4% of revenues compared to 9.6% of revenues in 2005. Adjusting for the effect of the uninsured discount policy implemented January 1, 2005, the provision for doubtful accounts was 14.1% and 12.4% of revenues for the years ended December 31, 2006 and 2005, respectively.

A continuation of the trends that have resulted in an increasing proportion of accounts receivable being comprised of uninsured accounts and a deterioration in the collectability of these accounts will adversely affect our collection of accounts receivable, cash flows and results of operations.

Changes in governmental interpretations may negatively impact our ability to obtain reimbursement of Medicare bad debts.

The Medicare program will reimburse 70% of bad debts related to deductibles and coinsurance for patients with Medicare coverage, after the provider has made a reasonable effort to collect these amounts. On March 30, 2006, the United States District Court for the Western District of Michigan entered a final order in Battle Creek Health System v. Thompson, which provided that reasonable collection efforts have not been satisfied as long as the Medicare accounts remained with an external collection agency. The case was appealed to the United States Court of Appeals for the Sixth Circuit. A decision adverse to Battle Creek was issued on August 14, 2007. We utilize extensive in-house and external collection efforts for our accounts receivable, including deductible and coinsurance amounts owed by patients with Medicare coverage. However, we utilize a secondary collection agency after in-house and primary collection agency efforts have been unsuccessful. We are currently modifying our accounts receivable collection processes to provide us with reasonable collection results and comply with CMS’s interpretation of reasonable collection efforts. Possible future changes in judicial and administrative interpretations of laws and regulations governing Medicare could disrupt our collections processes, increase our costs or otherwise adversely affect our business and results of operations.

Changes in governmental programs may reduce our revenues or profitability.

A significant portion of our patient volumes is derived from government health care programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. We derived approximately 58% of our admissions from the Medicare and Medicaid programs in 2006. In recent years, legislative and regulatory changes have resulted in limitations on and, in some cases, reductions in levels of payments to health care providers for certain services under these government programs. Possible future changes in the Medicare, Medicaid, and other state programs, including Medicaid supplemental payments pursuant to upper payment limit (“UPL”) programs, may impact reimbursements to health care providers and insurers. Such changes may also increase our operating costs, which could reduce our profitability.

Effective January 1, 2007, as a result of DRA 2005, reimbursements for ASC overhead costs are limited to no more than the overhead costs paid to hospital outpatient departments under the Medicare hospital outpatient prospective payment system for the same procedure. On August 2, 2007, CMS issued final regulations that change payment for procedures performed in an ASC, effective January 1, 2008. Under this rule, ASC payment groups will increase from the current nine clinically disparate payment groups to the 221 Ambulatory Procedure Classification groups (APCs) used under the outpatient prospective payment system for these surgical services. CMS estimates that the rates for procedures performed in an ASC setting will equal 65% of the corresponding rates paid for the same procedures performed in an outpatient hospital setting. Moreover, if CMS determines that a procedure is commonly performed in a physician’s office, the ASC reimbursement for that procedure will be limited to the reimbursement allowable under the Medicare Part B Physician Fee Schedule. In addition, all surgical procedures, other than those that pose a significant safety risk or generally require an overnight stay, will be payable as ASC procedures. This will expand the number of procedures that Medicare will pay for if performed in an ASC. Because the new payment system will have a significant impact on payments for certain procedures, the final rule establishes a four-year transition period for implementing the revised payment rates. More Medicare procedures that are now performed in hospitals, such as ours, may be moved to ASCs, reducing surgical volume in our hospitals. Also, more Medicare procedures that are now performed in ASCs, such as ours, may be moved to physicians’ offices. Commercial third-party payers may adopt similar policies.

On August 1, 2007, CMS announced a final rule for federal fiscal year 2008 for the hospital inpatient prospective payment system. This rule adopts a two-year implementation of Medicare Severity Diagnosis-Related Groups (“MS-DRGs”), a severity-adjusted diagnosis-related group system. This change represents a refinement to the existing diagnosis-related group (“DRG”) system, making its impact on revenue difficult to predict. Realignments in the DRG system could impact the margins we receive for certain services. This rule provides for a 3.3% market basket update for hospitals that submit certain quality patient care indicators and a 1.3% update for hospitals that do not submit this data. While we will endeavor to comply with all data submission requirements, our submissions may not be deemed timely or sufficient to entitle us to the full market basket adjustment for all of our hospitals. Medicare payments to hospitals in federal fiscal year 2008 will be reduced by 1.2% to eliminate what CMS estimates will be the effect of coding or classification changes as a result of hospitals implementing the MS-DRG system. CMS estimates that this so-called “documentation and coding adjustment” will increase to 1.8% for both federal fiscal years 2009 and 2010. Additionally, Medicare payments to hospitals are subject to a number of other adjustments, and the actual impact on payments to specific hospitals may vary. In some cases, commercial third-party payers rely on all or portions of the Medicare DRG system to determine payment rates. The change from traditional Medicare DRGs to MS-DRGs could adversely impact those rates if commercial third-party payers adopt MS-DRGs.

Hospital operating margins have been, and may continue to be, under pressure because of deterioration in pricing flexibility and payer mix, and growth in operating expenses in excess of the increase in prospective payment system payments under the Medicare program.

Since most states must operate with balanced budgets and since the Medicaid program is often among the state’s largest programs, states can be expected to adopt or consider adopting legislation designed to reduce their Medicaid expenditures. DRA 2005 includes Medicaid cuts of approximately $4.8 billion over five years. On May 29, 2007, CMS published a final rule entitled “Medicaid Program; Cost Limit for Providers Operated by Units of Government and Provisions to Ensure the Integrity of Federal-State Financial Partnership.” A moratorium was placed on this rule, delaying its implementation until 2008. However, when the moratorium expires next year, this final rule could significantly impact state Medicaid programs. In its proposed form, this rule was expected to reduce federal Medicaid funding by $12.2 billion over five years. As a result of the moratorium on implementing the final rule, the impact of the final rule has not been quantified. States have also adopted, or are considering, legislation designed to reduce coverage and program eligibility, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Future legislation or other changes in the administration or interpretation of government health programs could have a material, adverse effect on our financial position and results of operations.

Demands of nongovernment payers may adversely affect our growth in revenues.

Our ability to negotiate favorable contracts with nongovernment payers, including managed care plans, significantly affects the revenues and operating results of most of our hospitals. Admissions derived from managed care and other insurers accounted for approximately 36% of our admissions in 2006. Nongovernment payers, including managed care payers, increasingly are demanding discounted fee structures, and the trend toward consolidation among nongovernment payers tends to increase their bargaining power over fee structures. Reductions in price increases or the amounts received from managed care, commercial insurance or other payers could have a material adverse effect on our financial position and results of operations.

Our performance depends on our ability to recruit and retain quality physicians.

Physicians generally direct the majority of hospital admissions, and the success of our hospitals depends, therefore, in part on the number and quality of the physicians on the medical staffs of our hospitals, the admitting practices of those physicians and maintaining good relations with those physicians. Physicians are generally not employees of the hospitals at which they practice and, in many of the markets that we serve, most physicians have admitting privileges at other hospitals in addition to our hospitals. Such physicians may terminate their affiliation with our hospitals at any time. If we are unable to provide adequate support personnel or technologically advanced equipment and hospital facilities that meet the needs of those physicians, they may be discouraged from referring patients to our facilities, admissions may decrease and our operating performance may decline.

Our hospitals face competition for staffing, which may increase labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities and experience of our management and medical support personnel, such as nurses, pharmacists and lab technicians, as well as our physicians. We compete with other health care providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals, including nurses and other nonphysician health care professionals. In some markets, the availability of nurses and other medical support personnel has become a significant operating issue to health care providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. In addition, to the extent that a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control labor costs, could have a material adverse effect on our results of operations.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	the screening, stabilization and transfer of individuals who have emergency medical conditions;

•	licensure;

•	hospital rate or budget review;

•	operating policies and procedures; and

•	addition of facilities and services.

Among these laws are the Anti-kickback Statute, the Stark Law and the False Claims Act and similar state laws. These laws impact the relationships that we may have with physicians and other referral sources. We have a variety of financial relationships with physicians and others who either refer or influence the referral of patients to our hospitals and other health care facilities, including employment contracts, leases and professional service agreements. We also have similar relationships with physicians and facilities to which patients are referred from our facilities from time to time. We also provide financial incentives, including minimum revenue guarantees, to recruit physicians into the communities served by our hospitals. The Office of Inspector General at HHS (“OIG”) has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-kickback Statute. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements, including joint ventures and financial relationships with physicians and other referral sources and persons and entities to which we refer patients, do not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean that the arrangement necessarily violates the Anti-kickback Statute but may subject the arrangement to greater scrutiny; however, we cannot assure you that practices that are outside of a safe harbor will not be found to violate the Anti-kickback Statute. Allegations of violations of the Anti-kickback Statute may also be brought under the federal Civil Monetary Penalty Law, which requires a lower burden of proof than other fraud and abuse laws, including the Anti-kickback Statute.

Our financial relationships with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot assure you that every relationship complies fully with the Stark Law. Unlike the Anti-kickback Statute, failure to meet an exception under the Stark Law results in a violation of the Stark Law, even if such violation is technical in nature.

Additionally, if we violate the Anti-kickback Statute or Stark Law, or if we improperly bill for our services, we may be found to violate the False Claims Act, either under a suit brought by the government or by a private person under a qui tam, or “whistleblower,” suit.

If we fail to comply with the Anti-kickback Statute, the Stark Law, the False Claims Act or other applicable laws and regulations, or if we fail to maintain an effective corporate compliance program, we could be subjected to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities), exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs and, for violations of certain laws and regulations, criminal penalties. See “Regulation.”

Because many of these laws and their implementation regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that adversely affect our business.

We have been the subject of governmental investigations, claims and litigation.

Commencing in 1997, we became aware that we were the subject of governmental investigations and litigation relating to our business practices. The investigations were concluded through a series of agreements executed in 2000 and 2003. In January 2001, we entered into an eight-year Corporate Integrity Agreement (“CIA”) with the OIG. Under the CIA, we have numerous affirmative obligations, including the requirement that we report potential violations of applicable federal health care laws and regulations and have, pursuant to this obligation, reported a number of potential violations of the Stark Law, the Anti-kickback Statute, the Emergency

Medical Treatment and Active Labor Act (“EMTALA”) and other laws, most of which we consider to be nonviolations or technical violations. The government could determine that our reporting and/or our resolution of reported issues have been inadequate. If we are found to be in violation of the CIA or any applicable health care laws or regulations, we could be subject to repayment requirements, substantial monetary fines, civil penalties, exclusion from participation in the Medicare and Medicaid and other federal and state health care programs, and, for violations of certain laws and regulations, criminal penalties. Any such sanctions or expenses could have a material adverse effect on our financial position, results of operations or liquidity.

In 2005, we and certain of our executive officers and directors were named in various federal securities law class actions and several shareholders have filed derivative lawsuits purportedly on behalf of the Company. Additionally, a former employee filed a complaint against certain of our executive officers pursuant to the Employee Retirement Income Security Act, and we have been served with a shareholder demand letter addressed to our Board of Directors. We have reached an agreement in principle for the settlement of the derivative lawsuits, subject to court approval. We have also reached an agreement with the lead plaintiffs in the federal securities law class actions for the settlement of those actions, subject to approval of the court and the putative class members.

On July 24, 2006, we announced that we had entered into the Merger Agreement. In connection with the Merger, we are aware of eight asserted class action lawsuits related to the Merger filed against us, certain of our executive officers, our directors and the Sponsors, and one lawsuit filed against us and one of our affiliates seeking enforcement of contractual obligations allegedly arising from the Merger. Certain of these lawsuits, though not all, are the subject of an agreement in principle to settle, which is subject to court approval. We believe the settlements, once approved, will have the effect of resolving the remaining suits. These proceedings are described in greater detail under “Business—Legal Proceedings.”

Health care companies are subject to numerous investigations by various governmental agencies. Further, under the federal False Claims Act, private parties have the right to bring qui tam, or “whistleblower,” suits against companies that submit false claims for payments to the government. Some states have adopted similar state whistleblower and false claims provisions. From time to time, companies doing business under federal health care programs may be contacted by various governmental agencies in connection with a government investigation either brought by the government or by a private person under a qui tam action. Because of the confidential nature of some government investigations or a confidential seal under the federal False Claims Act, we do not always know the particulars of the allegations or concerns at the time the government notifies us that an investigation is proceeding. Certain of our individual facilities have received, and other facilities from time to time may receive, government inquiries from federal and state agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our financial position, results of operations and liquidity.

From time to time, governmental agencies and their agents, such as the Medicare administrative contractors, fiscal intermediaries and carriers, as well as the OIG, conduct audits of our health care operations. Private payers may conduct similar post-payment audits, and we also perform internal audits and monitoring. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect on our financial position, results of operations and liquidity.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by Medicare, Managed Medicare and Managed Medicaid and commercial third-party payers designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by health plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payer-required preadmission authorization and utilization review and by payer pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Although we are unable to predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our business, financial position and results of operations.

Our operations could be impaired by a failure of our information systems.

Any system failure that causes an interruption in service or availability of our systems could adversely affect operations or delay the collection of revenue. Even though we have implemented network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of data, or cessations in the availability of systems, all of which could have a material adverse effect on our financial position and results of operations and harm our business reputation.

The performance of our sophisticated information technology and systems is critical to our business operations. In addition to our shared services initiatives, our information systems are essential to a number of critical areas of our operations, including:

•	accounting and financial reporting;

•	billing and collecting accounts;

•	coding and compliance;

•	clinical systems;

•	medical records and document storage;

•	inventory management; and

•	negotiating, pricing and administering managed care contracts and supply contracts.

State efforts to regulate the construction or expansion of hospitals could impair our ability to operate and expand our operations.

Some states, particularly in the eastern part of the country, require health care providers to obtain prior approval, known as a certificate of need, for the purchase, construction or expansion of health care facilities, to make certain capital expenditures or to make changes in services or bed capacity. In giving approval, these states consider the need for additional or expanded health care facilities or services. We currently operate hospitals in a number of states with certificate of need laws. The failure to obtain any requested certificate of need could impair our ability to operate or expand operations. Any such failure could, in turn, adversely affect our ability to attract patients to our hospitals and grow our revenues, which would have an adverse effect on our results of operations.

Our facilities are heavily concentrated in Florida and Texas, which makes us sensitive to regulatory, economic, environmental and competitive changes in those states.

We operated 172 hospitals at June 30, 2007, and 73 of those hospitals are located in Florida and Texas. Our Florida and Texas facilities’ combined revenues represented approximately 51% of our consolidated revenues for the year ended December 31, 2006. This concentration makes us particularly sensitive to regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in those states could have a disproportionate effect on our overall business results.

In addition, our hospitals in Florida and Texas and other areas across the Gulf Coast are located in hurricane-prone areas. In the recent past, hurricanes have had a disruptive effect on the operations of our hospitals in Florida, Texas and other coastal states, and the patient populations in those states. Our business activities could be harmed by a particularly active hurricane season or even a single storm. In addition, the premiums to renew our property insurance policy for 2006 and 2007 increased significantly over premiums incurred in 2005. We were not able to obtain coverage in the amounts we have had under our policies prior to 2006. As a result of such increases in premiums, we expect that our cash flows and profitability will be adversely affected. In addition, the property insurance we obtain may not be adequate to cover losses from future hurricanes or other natural disasters.

We may be subject to liabilities from claims by the IRS.

We are currently contesting before the Appeals Division of the Internal Revenue Service (the “IRS”) certain claimed deficiencies and adjustments proposed in connection with the IRS examination of the 2001 and 2002 federal income tax returns for HCA and certain affiliates that are treated as partnerships for federal income tax purposes (“affiliated partnerships”). During 2006, the IRS began an examination of the 2003 and 2004 federal income tax returns for HCA and 19 affiliated partnerships. The disputed items pending before the IRS Appeals Division or proposed by the IRS Examination Division through September 14, 2007 include the deductibility of a portion of the 2001 and 2003 government settlement payments, the timing of recognition of certain patient service revenues in 2001 through 2004, the method for calculating the tax allowance for doubtful accounts in 2002 through 2004, and the amount of insurance expense deducted in 2001 and 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pending IRS Disputes.”

Through September 14, 2007, the IRS is seeking an additional $1.4 billion ($655 million at June 30, 2007) in federal income taxes, interest and penalties with respect to these issues. These amounts are net of a refundable deposit of $215 million that we made in 2006. The additional adjustments by the IRS subsequent to June 30, 2007 relate primarily to our method for calculating the tax allowance for doubtful accounts in 2003 and 2004. The IRS has not determined the final amount of additional income tax, interest and penalties that it may claim upon completion of the 2003 and 2004 examinations. We expect the IRS will complete its examination of the 2003 and 2004 federal income tax returns and begin an examination of our 2005 and 2006 federal income tax returns within the next twelve months.

We believe that HCA and the affiliated partnerships properly reported taxable income in accordance with applicable laws and agreements established with the IRS and that adequate provisions have been recorded to satisfy final resolution of the disputed issues. However, if payments due upon final resolution of these issues exceed our recorded estimates, our results of operations and financial position could be adversely affected.

We may be subject to liabilities from claims brought against our facilities.

We are subject to litigation relating to our business practices, including claims and legal actions by patients and others in the ordinary course of business alleging malpractice, product liability or other legal theories. See “Business—Legal Proceedings.” Some of these actions involve large claims and significant defense costs. We self-insure a substantial portion of our professional liability risks. Management believes our self-insured reserves and insurance coverage are sufficient to cover claims arising out of the operation of our facilities. If payments for claims exceed actuarially determined estimates, are not covered by insurance or reinsurers fail to meet their obligations, our results of operations and financial position could be adversely affected.

Our wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts are included in its reserves for professional liability risks, as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts.

We are exposed to market risks related to changes in the market values of securities and interest rate changes.

We are exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of our wholly-owned insurance subsidiary were $1.897 billion and $46 million, respectively, at June 30, 2007. These investments are carried at fair value, with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. At June 30, 2007, we had a net unrealized gain of $4 million on the insurance subsidiary’s investment securities. The fair value of investments is generally based on quoted market prices. If the insurance subsidiary were to experience significant declines in the fair value of its investments, this could require additional investment by us to allow the insurance subsidiary to satisfy its minimum capital requirements.

We are also exposed to market risk related to changes in interest rates and periodically enter into interest rate swap agreements to manage our exposure to these fluctuations. Our interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The net interest payments based on the notional amounts in these agreements generally match the timing of the cash flows of the related liabilities. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

Since the Recapitalization, the Investors have controlled us and may have conflicts of interest with us or you in the future.

The Investors indirectly own approximately 97.5% of our outstanding shares of capital stock following the Recapitalization. As a result, the Investors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders regardless of whether noteholders believe that any such transactions are in their own best interests. For example, the Investors could cause us to make acquisitions that increase the amount of our indebtedness or sell assets, either of which may impair our ability to make payments under the notes.

Additionally, the Sponsors are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by the Sponsors continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions.

Risks Related to the Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Additionally, our senior secured credit facilities and the indenture governing the notes limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

Other secured indebtedness, including our senior secured credit facilities, are effectively senior to the notes to the extent of the value of the collateral securing such facilities on a first- and second-priority basis.

Certain of our senior secured credit facilities are collateralized by a first-priority lien, subject to permitted liens, in, among other things, the capital stock of our company, the capital stock of any material wholly owned first-tier subsidiary of our company or of any U.S. subsidiary guarantor and substantially all of our and the U.S. subsidiary guarantors’ other tangible and intangible assets, subject to exceptions. In addition, our asset-based revolving credit facility has a first-priority lien in the accounts receivable of our company and certain of our subsidiaries, and our other senior secured credit facilities, other than the European term loan facility, have a second-priority lien in those receivables. The indenture also permits us to incur additional indebtedness secured on a first-priority basis by such assets in the future. The first- and second-priority liens in the collateral securing indebtedness under our senior secured credit facilities, as the case may be, and any such future indebtedness are higher in priority as to such collateral than the security interests securing the notes and the guarantees. The notes and the related guarantees are secured, subject to permitted liens, by a second-priority lien or a third-priority lien, as the case may be, in the assets that secure our senior secured credit facilities on a first-priority or second-priority basis, as the case may be. Holders of the indebtedness under our senior secured credit facilities and any other indebtedness collateralized by a higher-priority lien in such collateral are entitled to receive proceeds from the realization of value of such collateral to repay such indebtedness in full before the holders of the notes are entitled to any recovery from such collateral. As a result, holders of the notes are only entitled to receive proceeds from the realization of value of assets securing our senior secured credit facilities on a higher-priority basis after all indebtedness and other obligations under our senior secured credit facilities and any other obligations secured by higher-priority liens on such assets are repaid in full. The notes are effectively junior in right of payment to indebtedness under our senior secured credit facilities and any other indebtedness collateralized by a higher-priority lien in our assets, to the extent of the realizable value of such collateral. In addition, the indenture permits us to incur additional indebtedness secured by a lien that ranks equally with the notes. Any such indebtedness may further limit the recovery from the realization of the value of such collateral available to satisfy holders of the notes.

As of June 30, 2007, we had $20.151 billion of senior secured indebtedness. We also had an additional $1.858 billion available for borrowing under our senior secured revolving credit facility after considering the outstanding letters of credit of approximately $142 million and $245 million available for borrowing under our asset-based revolving credit facility, subject to borrowing base limitations, at that date.

Claims of noteholders are structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries and some of our U.S. subsidiaries because they will not guarantee the notes.

The notes are not guaranteed by any of our non-U.S. subsidiaries, our less than wholly-owned U.S. subsidiaries or certain other U.S. subsidiaries. Accordingly, claims of holders of the notes are structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

Our non-guarantor subsidiaries accounted for $10.564 billion, or 41.5%, of our total revenues for the year ended December 31, 2006. Our non-guarantor subsidiaries accounted for $10.508 billion, or 44.3%, of our total assets, and $9.841 billion, or 28.6%, of our total liabilities, in each case as of June 30, 2007.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the instrument governing that indebtedness, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The lien ranking provisions of the indenture and other agreements relating to the collateral securing the notes will limit the rights of holders of the notes with respect to that collateral, even during an event of default.

The rights of the holders of the notes with respect to the collateral that secures the notes on a second-priority or third-priority basis, as the case may be, are substantially limited by the terms of the lien ranking agreements set forth in the indenture and the intercreditor agreement, even during an event of default. Under the indenture and the intercreditor agreement, at any time that obligations that have the benefit of the higher-priority liens are outstanding, any actions that may be taken with respect to such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of such collateral from the lien of, and waivers of past defaults under, such documents relating to such collateral, will be at the direction of the holders of the obligations secured by the first-priority and second- priority liens, as applicable, and the holders of the notes secured by lower-priority liens may be adversely affected.

In addition, the indenture and the intercreditor agreement contain certain provisions benefiting holders of indebtedness under our senior secured credit facilities, including provisions requiring the trustee and the collateral agent not to object following the filing of a bankruptcy petition to a number of important matters regarding the collateral. After such filing, the value of this collateral could materially deteriorate, and holders of the notes would be unable to raise an objection. In addition, the right of holders of obligations secured by first-priority and second-priority liens, as applicable, to foreclose upon and sell such collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding.

The collateral that secures the notes and guarantees on a lower-priority basis is also subject to any and all exceptions, defects, encumbrances, liens and other imperfections as were or may in the future be accepted by the lenders under our senior secured credit facilities and other creditors that have the benefit of higher-priority liens on such collateral from time to time. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.

No appraisal of the value of the collateral has been made in connection with the exchange offer, nor was such an appraisal made in connection with the issuance of the outstanding notes, and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of this collateral may not be sufficient to pay our obligations under the notes.

To the extent that liens securing obligations under the senior secured credit facilities, pre-existing liens, liens permitted under the indenture and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of any other obligations secured by higher-priority liens), encumber any of the collateral securing the notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the collateral agent, the trustee under the indenture or the holders of the notes to realize or foreclose on the collateral.

There may not be sufficient collateral to pay off all amounts we may borrow under our senior secured credit facilities, the notes and additional notes that we may offer that would be secured on the same basis as the notes. Consequently, liquidating the collateral securing the notes may not result in proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only a senior unsecured, unsubordinated claim against our and the subsidiary guarantors’ remaining assets.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the notes and the guarantees, except, under certain circumstances, cash transferred to accounts controlled by the administrative agent under our asset-based revolving credit facility.

In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). See “Description of Notes.”

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee;

•	with respect to collateral that is capital stock, upon the dissolution of the issuer of such capital stock in accordance with the indenture; and

•

with respect to any collateral in which the notes have a second-priority or third-priority lien, upon any release by the lenders under our senior secured credit facilities of their first-priority or second-priority security interest in such collateral unless such release occurs in connection with a discharge in full in cash of first lien obligations, which discharge is not in connection with a foreclosure of, or other exercise of remedies with respect to, non-receivables collateral by the first lien secured parties (such discharge not in connection with any such foreclosure or exercise of remedies, a “Payment Discharge”); provided that, in the case of a Payment Discharge, the lien on any non-receivables collateral disposed of in satisfaction in whole or in part of first lien obligations shall be automatically released but any proceeds thereof not used for purposes of the discharge of first lien obligations in full in cash or otherwise in accordance with the indenture governing the notes shall be subject to lien in favor of the collateral agent for the noteholders.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture, or in the event the lenders under the senior credit facilities release such guarantor from its obligations under such facilities.

The indenture permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the indenture governing the notes, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture but not necessarily under our senior secured credit facilities. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Notes.”

The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the collateral securing the notes and the guarantees. There are also certain other categories of property that are also excluded from the collateral.

The indenture permits liens in favor of third parties to secure additional debt, including purchase money indebtedness and capital lease obligations, and any assets subject to such liens are automatically excluded from the collateral securing the notes and the guarantees. Our ability to incur purchase money indebtedness and capital lease obligations is subject to the limitations as described in “Description of Notes.” In addition, certain categories of assets are excluded from the collateral securing the notes and the guarantees. Excluded assets include certain “principal properties” as defined under our indenture dated December 16, 1993 (our wholly-owned acute care hospitals providing general medical and surgical services), the assets of our non-guarantor subsidiaries and equity investees, certain capital stock and other securities of our subsidiaries and equity investees and the proceeds from any of the foregoing. See “Description of Notes.” If an event of default occurs and the notes are accelerated, the notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

Our non-guarantor subsidiaries accounted for $10.508 billion, or 44.3%, of our total assets as of June 30, 2007.

The pledge of the capital stock, other securities and similar items of our subsidiaries that secure the notes will automatically be released from the lien on them and no longer constitute collateral for so long as the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and the guarantees are secured by a pledge of the stock of some of our subsidiaries. Under the SEC regulations in effect as of the issue date of the notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indenture and the collateral documents provide that any capital stock and other securities of any of our subsidiaries will be excluded from the collateral for so long as the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

As a result, holders of the notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during such period. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See “Description of Notes—Security.”

Your rights in the collateral may be adversely affected by the failure to perfect security interests in certain collateral in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The trustee or the collateral agent may not monitor, or we may not inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third parties. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

The collateral is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we will be contractually restricted under the terms of our senior secured credit facilities from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under the instruments governing that indebtedness. Our failure to repurchase the notes upon a change of control would cause a default under the indenture and a cross-default under the instruments governing our senior secured credit facilities. The instruments governing our senior secured credit facilities also provide that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under our senior secured credit facilities have the discretion to release the guarantors under the instruments governing that indebtedness in a variety of circumstances, which cause those guarantors to be released from their guarantees of the notes.

While any obligations under our senior secured credit facilities remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture governing the notes, at the discretion of lenders under our senior secured credit facilities, if the related guarantor is no longer a guarantor of obligations under that indebtedness or any other indebtedness. See “Description of Notes.” The lenders under our senior secured credit facilities have the discretion to release the guarantees under the senior secured credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable U.S. federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from disposing of security repossessed from such a debtor without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral, including cash collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”

The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the court, in its discretion, determines that a diminution in the value of the collateral occurs as a result of the stay of repossession or the disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the trustee under the indenture for the notes could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Moreover, the collateral agent and the indenture trustee may need to evaluate the impact of the potential liabilities before determining to foreclose on collateral consisting of real property, if any, because secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened releases of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

You will be required to pay U.S. federal income tax on the toggle notes even if we do not pay cash interest.

None of the interest payments on the toggle notes will be qualified stated interest for U.S. federal income tax purposes, even if we never exercise the option to pay PIK interest, because the toggle notes provide us with the option to pay cash interest or PIK interest for any interest payment period after the initial interest payment and prior to November 15, 2011. Consequently, the toggle notes will be treated as issued with original issue discount for U.S. federal income tax purposes, and U.S. holders will be required to include the original issue discount in gross income on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. See “Certain United States Federal Tax Consequences.”

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Some of the important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

We caution you that the important factors discussed above may not contain all of the material factors that are important to you. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

THE MERGER

On July 24, 2006, HCA entered into the Merger Agreement with Hercules Holding and Hercules Acquisition, pursuant to which the parties agreed to the Merger, subject to the terms and conditions therein. The investment funds associated with the Sponsors and their respective affiliates and/or assignees, along with the Frist Entities and their respective assignees, are collectively referred to herein as the “Investors.”

At the effective time of the Merger on November 17, 2006, each share of HCA common stock outstanding immediately prior to the Merger (other than shares held by HCA as treasury stock or otherwise owned by Hercules Holding immediately prior to the effective time of the Merger, shares held by subsidiaries of Hercules Holding or HCA, or shares held by holders who properly demanded and perfected their appraisal rights) was cancelled, ceased to exist and was converted into the right to receive $51.00 in cash, without interest and less any applicable withholding taxes.

In connection with the Recapitalization (as defined below), seven senior executive officers of HCA, who are referred to in this prospectus as the “Senior Management Participants,” invested, through cash investments, rollovers of HCA employee stock options and/or rollovers of HCA common stock, an aggregate of $47 million. In connection with the Recapitalization, certain of our managers also participated in the equity of HCA through cash investments, rollovers of HCA employee stock options and/or rollovers of HCA common stock. Together, these managers and the Senior Management Participants are referred to in this prospectus as the “Management Participants,” and the aggregate value of their equity participation was $125 million. In connection with the consummation of the Recapitalization, we implemented a stock incentive plan under which approximately 1,500 employees (including executive officers) are eligible to receive options covering up to 10% of our fully diluted equity immediately after consummation of the Recapitalization. In addition, on January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million.

Investment funds associated with the Sponsors, or their respective assignees, indirectly invested $3.776 billion in our company as part of the Recapitalization. Of the $3.776 billion invested in our company, Citigroup Inc. (the parent of Citigroup Global Markets Inc.) and Banc of America Securities LLC contributed $150 million and $50 million, respectively, to Hercules Holding in connection with the Merger. The Frist Entities contributed 17,343,193 shares of HCA common stock to Hercules Holding or to one or more other parent companies in return for an ownership interest in such entities. Based on the merger consideration per share of HCA common stock, the commitments of the Frist Entities had an aggregate value of approximately $885 million. The Frist Entities invested an additional $65 million, which increased the aggregate investment of the Frist Entities to $950 million.

Approximately 97.5% of our outstanding shares of capital stock is held indirectly by the Investors, and the remaining 2.5% is held directly by the Management Participants. This structure was achieved through a series of equity contributions which occurred in connection with the Merger. For purposes of this prospectus, the calculations of percentages of our capital stock held by the Investors and the Management Participants exclude shares underlying options covering approximately 14% of our fully diluted equity which have been and may be granted to certain of our employees. See “Executive Compensation” and “Security Ownership of Certain Beneficial Owners.” The equity and indebtedness figures in the diagram below are as of June 30, 2007.

(1)	Includes (i) approximately $3.776 billion of cash equity invested by investment funds associated with or designated by the Sponsors and their respective assignees and (ii) approximately $950 million invested by the Frist Entities and their respective assignees, of which approximately $885 million was in the form of a rollover of the Frist Entities’ equity interests in HCA and approximately $65 million was a cash equity investment. Investment funds associated with each of the Sponsors indirectly own 24.8% of our company, and their assignees, Citigroup and Banc of America Securities, collectively indirectly own 4.2% of our Company. The Frist Entities and other assignees indirectly own 18.9% of our Company following the consummation of the Recapitalization.

(2)	Represents $125 million invested by the Management Participants in the form of a rollover of their previously existing equity interests in HCA to equity interests in HCA following the Merger and through cash investments. Additionally, on January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million.

(3)	Upon the closing of the Recapitalization, we entered into (i) a $2.000 billion asset-based revolving credit facility with a six-year maturity ($1.660 billion outstanding at June 30, 2007); (ii) a $2.000 billion senior secured revolving credit facility with a six-year maturity ($0 outstanding at June 30, 2007); (iii) a $2.750 billion senior secured term loan A facility with a six-year maturity ($2.694 billion outstanding at June 30, 2007); (iv) a $8.800 billion senior secured term loan B facility with a seven-year maturity ($8.756 billion outstanding at June 30, 2007); and (v) a €1.0 billion, or $1.279 billion-equivalent (as of the closing of the Recapitalization) (€995 million, or $1.341 billion-equivalent, at June 30, 2007), senior secured European term loan facility with a seven-year maturity, collectively referred to herein as the “senior secured credit facilities,” unless the context otherwise requires.

(4)	As of June 30, 2007, consists of (i) an aggregate principal amount of $367 million medium-term notes with maturities ranging from 2010 to 2025 and a weighted average interest rate of 8.42%; (ii) an aggregate principal amount of $886 million debentures with maturities ranging from 2015 to 2095 and a weighted average interest rate of 7.55%; (iii) an aggregate principal amount of $5.987 billion senior notes with maturities ranging from 2007 to 2033 and a weighted average interest rate of 6.91%; (iv) £150 million ($301 million-equivalent at June 30, 2007) aggregate principal amount of 8.75% senior notes due 2010; (v) $422 million of secured debt, which primarily represents capital leases and other secured debt with a weighted average interest rate of 6.80%; and (vi) $18 million of unamortized debt discounts that reduce the existing indebtedness. For more information regarding our unsecured and other indebtedness, see “Description of Other Indebtedness—Other Indebtedness.”

(5)	Includes subsidiaries which are designated as “restricted subsidiaries” under our indenture dated as of December 16, 1993 and certain of their wholly-owned subsidiaries formed in connection with the asset-based revolving credit facility and certain excluded subsidiaries (non-material subsidiaries).

In connection with the Recapitalization, the notes and guarantees were secured by second-priority liens on substantially all the capital stock of HealthTrust, Inc.—The Hospital Company and the first-tier subsidiaries of the subsidiary guarantors (but limited to 65% of the voting stock of any such first-tier subsidiary that is a foreign subsidiary), subject to certain exceptions.

The Merger Agreement contains various covenants, customary seller representations and warranties of HCA, customary buyer representations and warranties of Hercules Holding and Hercules Acquisition, and customary covenants and other agreements between Hercules Holding and Hercules Acquisition, on the one hand, and HCA, on the other hand. The representations and warranties terminated at the closing of the Merger, and a majority of the covenants were satisfied in connection with the closing of the Merger. However, certain obligations remain in effect.

The Merger Agreement requires HCA to indemnify and hold harmless (i) the present and former officers and directors of HCA against any and all losses (including reasonable attorney’s fees and expenses) arising out of, relating to, or in connection with any acts or claims occurring or alleged to have occurred prior to the effective time of the Merger and (ii) such persons against any and all damages arising out of actions or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of HCA. In addition, HCA is required to maintain a tail policy to the policy of directors’ and officers’ insurance liability that was maintained by HCA on the date of the Merger Agreement for the period from the closing date of the Merger through and including the date six years after the closing date of the Merger.

In addition, the Merger Agreement sets forth various ongoing obligations of HCA with respect to its employees. In particular, until the first anniversary of the closing date of the Merger, HCA is required to provide each employee of HCA or any of its subsidiaries as of the effective time of the Merger with compensation (excluding equity-based compensation) and employee benefits that are no less favorable in the aggregate than those provided immediately prior to the effective time of the Merger.

Upon consummation of the Merger, except as otherwise agreed by the holder and Hercules Holding, all outstanding options for common stock of HCA under HCA’s then existing equity incentive plans became fully vested and immediately exercisable. All such options not exercised prior to the Merger (other than certain options identified by HCA as being held by Management Participants which were not exercised by the holders thereof and, as a result of elections by Management Participants, automatically converted into options for shares of HCA following the Merger (the “Rollover Options”)) were cancelled and converted into the right to receive a cash payment equal to the number of shares of HCA common stock underlying the option multiplied by the amount by which $51.00 exceeded the exercise price of each share of HCA common stock underlying the options, without interest and less any withholding taxes.

In addition to the Rollover Options, in connection with the Recapitalization, we established the HCA Inc. 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”). The 2006 Plan permits the granting of awards covering 10% of our fully diluted equity immediately after consummation of the Recapitalization. During the six months ended June 30, 2007, we granted 8,924,500 options under the 2006 Plan. As of June 30, 2007, no options granted under the 2006 Plan have vested, and there were 1,875,100 shares available for future grants under the 2006 Plan. See Note 2 to our unaudited consolidated financial statements included in this prospectus.

In connection with the Recapitalization, we entered into senior secured credit facilities consisting of (i) a $2.000 billion asset-based revolving credit facility with a six-year maturity and a borrowing base of 85% of eligible accounts receivable with customary reserves and eligibility criteria; (ii) a $2.000 billion senior secured revolving credit facility with a six-year maturity; (iii) a $2.750 billion senior secured term loan A facility with a six-year maturity; (iv) a $8.800 billion senior secured term loan B facility with a seven-year maturity; and (v) a €1.0 billion, or $1.279 billion-equivalent (as of the closing of the Recapitalization) (€995 million, or $1,341 million-equivalent, at June 30, 2007), senior secured European term loan facility with a seven-year maturity; and we issued $5.700 billion aggregate principal amount of the outstanding notes. The amount drawn on the asset-based revolving credit facility on the closing date was $1.535 billion.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007. The information in this table should be read in conjunction with “The Merger,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

As of June 30, 2007 (Unaudited)
(Dollars in millions)
Cash and cash equivalents	$354

Senior secured credit facilities(1):
Asset-based revolving credit facility	$1,660
Revolving credit facility	—
Term loan A facility	2,694
Term loan B facility	8,756
European term loan facility	1,341
The notes	5,700
Other secured indebtedness(2)	422

Total senior secured indebtedness	20,573
Unsecured indebtedness(3)	7,523

Total indebtedness	28,096
Total stockholders’ deficit	(10,740)

Total capitalization	$17,356

(1)	Upon the closing of the Recapitalization, we entered into (i) a $2,000 million asset-based revolving credit facility with a six-year maturity, (ii) a $2,000 million senior secured revolving credit facility with a six-year maturity, (iii) a $2,750 million senior secured term loan A facility with a six-year maturity; (iv) an $8,800 million senior secured term loan B facility with a seven-year maturity; and (v) a €1.0 billion, or $1,279 million-equivalent (as of the closing of the Recapitalization) (€995 million, or $1.341 billion-equivalent at June 30, 2007), senior secured European term loan facility with a seven-year maturity.

(2)	Consists of capital leases and other secured debt with a weighted average interest rate of 6.80%.

(3)	Consists of (i) an aggregate principal amount of $367 million medium-term notes with maturities ranging from 2010 to 2025 and a weighted average interest rate of 8.42%; (ii) an aggregate principal amount of $886 million debentures with maturities ranging from 2015 to 2095 and a weighted average interest rate of 7.55%; (iii) an aggregate principal amount of $5,987 million senior notes with maturities ranging from 2007 to 2033 and a weighted average interest rate of 6.91%; (iv) £150 million ($301 million-equivalent at June 30, 2007) aggregate principal amount of 8.75% senior notes due 2010; and (v) $18 million of unamortized debt discounts which reduce the existing indebtedness. For more information regarding our unsecured and other indebtedness, see “Description of Other Indebtedness—Other Indebtedness.”

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

The following unaudited pro forma consolidated income statement for the year ended December 31, 2006 has been developed by applying pro forma adjustments to the historical audited consolidated income statement of HCA Inc. appearing elsewhere in this prospectus. The unaudited pro forma consolidated income statement gives effect to the Recapitalization as if it had occurred on January 1, 2006. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated income statement.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated income statement does not purport to represent what our results of operations would have been had the Recapitalization actually occurred on the date indicated, and they do not purport to project our results of operations for any future period. All pro forma adjustments and their underlying assumptions are described more fully in the notes to unaudited pro forma consolidated income statement.

You should read the unaudited pro forma consolidated income statement and the related notes in conjunction with the information contained in “The Merger,” “Capitalization,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in millions)

	Historical HCA	Pro Forma Adjustments		Pro Forma HCA
Revenues	$25,477	$—		$25,477

Salaries and benefits	10,409	—		10,409
Supplies	4,322	—		4,322
Other operating expenses	4,057	33	(1)	4,090
Provision for doubtful accounts	2,660	—		2,660
Gains on investments	(243)	—		(243)
Equity in earnings of affiliates	(197)	—		(197)
Depreciation and amortization	1,391	—		1,391
Interest expense	955	1,338	(2)	2,293
Gains on sales of facilities	(205)	—		(205)
Transaction costs	442	(442	)(3)	—
Impairment of long-lived assets	24	—		24

	23,615	929		24,544

Income before minority interests and income taxes	1,862	(929)		933
Minority interests in earnings of consolidated entities	201	—		201

Income before income taxes	1,661	(929)		732
Provision for income taxes	625	(353	)(4)	272

Net income	$1,036	$(576)		$460

See Accompanying Notes to Unaudited Pro Forma Consolidated Income Statement

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

(1)	Reflects $13 million for the period prior to the Recapitalization related to the $15 million annual fee to affiliates of our Sponsors in accordance with the management agreement entered into at closing, and the loss of investment income of $20 million, assuming an investment yield of 6.25%, for the period prior to the Recapitalization, related to the payment of the $365 million dividend from our insurance subsidiary concurrently with the closing of the Recapitalization.

(2)	Reflects the pro forma adjustment to interest expense resulting from our new capital structure, which is calculated as follows (dollars in millions):

Year Ended December 31, 2006
Cash interest on new borrowings(i)	$2,213
Amortization of deferred financing costs(ii)	80

Total pro forma interest expense	2,293
Less: Historical interest expense	955

Adjustment to interest expense	$1,338

(i)	Pro forma interest expense for the twelve months following the Recapitalization assumes: (1) an estimated average outstanding balance of $1,736 million on our $2,000 million asset-based revolving credit facility using an assumed interest rate equal to the average three-month LIBOR for 2006 of 5.20% plus a margin of 1.75%, (2) an estimated average outstanding balance of $0 on our $2,000 million revolving credit facility, (3) borrowings of $2,750 million under our term loan A facility and $8,800 million under our term loan B facility using an assumed interest rate equal to the average three-month LIBOR for 2006 of 5.20% plus a margin of 2.50% and 2.75%, respectively, net of the impact of our $4,000 million pay-fixed 4.910% and $4,000 million pay-fixed 4.782% interest rate swap agreements, (4) borrowings of $1,256 million-equivalent (at December 31, 2006) (€1.0 billion) under our European term loan facility using an assumed interest rate equal to the average three-month Euro LIBOR for 2006 of 3.08% plus a margin 2.50%, (5) borrowings of $8,100 million under existing senior notes, debentures and medium term notes that were not repaid in the Recapitalization using stated interest rates varying between 5.75% and 9.00%, (6) cash interest on the $4,200 million of cash-pay notes and the $1,500 million of toggle notes subject to the exchange offers, and (7) commitment fees of 0.38% and 0.50% on the estimated unused portion of our asset-based revolving credit facility and revolving credit facility, respectively. To the extent we elect to pay PIK interest on the toggle notes, our cash interest expense would decrease accordingly, but our long-term obligations to pay principal would be increased. A 0.125% variance in assumed interest rates would amount to a change in total pro forma interest expense of $8 million after taking into consideration the $8,000 million pay-fixed interest rate swap agreements.

(ii)	Represents annual amortization expense on approximately $614 million of deferred financing costs, using a weighted average maturity of 7.7 years.

(3)	Reflects the elimination of the following nonrecurring charges related to the Recapitalization that were included our historical results of operations for the year ended December 31, 2006 (dollars in millions):

Year Ended December 31, 2006
Compensation expense related to accelerated vesting of stock options and restricted stock and other employee benefits	$258
Consulting, legal, accounting and other transaction costs	131
Loss on extinguishment of debt	53

Total	$442

(4)	Represents an estimated statutory tax rate of 38% applied to the pro forma adjustments described above.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data of HCA Inc. as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The selected historical consolidated financial data as of December 31, 2002, 2003 and 2004 and for the two years in the period ended December 31, 2003 presented in this table have been derived from audited consolidated financial statements audited by Ernst & Young LLP that are not included in this prospectus. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(Dollars in millions)
Income Statement Data:
Revenues	$19,729	$21,808	$23,502	$24,455	$25,477	$12,775	$13,406

Salaries and benefits	7,952	8,682	9,419	9,928	10,409	5,216	5,301
Supplies	3,158	3,522	3,901	4,126	4,322	2,205	2,199
Other operating expenses	3,341	3,676	3,797	4,039	4,057	2,009	2,118
Provision for doubtful accounts	1,581	2,207	2,669	2,358	2,660	1,273	1,444
(Gains) losses on investments	2	(1)	(56)	(53)	(243)	(100)	(7)
Equity in earnings of affiliates	(206)	(199)	(194)	(221)	(197)	(108)	(105)
Depreciation and amortization	1,010	1,112	1,250	1,374	1,391	697	716
Interest expense	446	491	563	655	955	382	1,114
Gains on sales of facilities	(6)	(85)	—	(78)	(205)	(5)	(16)
Transaction costs	—	—	—	—	442	—	—
Impairment of long-lived assets	19	130	12	—	24	—	24
Government settlement and investigation related costs	661	(33)	—	—	—	—	—
Impairment of investment securities	168	—	—	—	—	—	—

	18,126	19,502	21,361	22,128	23,615	11,569	12,788

Income before minority interests and income taxes	1,603	2,306	2,141	2,327	1,862	1,206	618
Minority interests in earnings of consolidated entities	148	150	168	178	201	101	116

Income before income taxes	1,455	2,156	1,973	2,149	1,661	1,105	502
Provision for income taxes	622	824	727	725	625	431	206

Net income	$833	$1,332	$1,246	$1,424	$1,036	$674	$296

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(Dollars in millions)
Statement of Cash Flows Data:
Cash flows provided by operating activities	$2,648	$2,292	$2,954	$2,971	$1,845	$732	$406
Cash flows used in investing activities	(1,740)	(2,862)	(1,688)	(1,681)	(1,307)	(795)	(418)
Cash flows provided by (used in) financing activities	(934)	650	(1,347)	(1,212)	(240)	463	(268)

Other Financial Data:
EBITDA(1)	$2,911	$3,759	$3,786	$4,178	$4,007	$2,184	$2,332
Capital expenditures	1,718	1,838	1,513	1,592	1,865	820	675
Ratio of earnings to fixed charges(2)	3.63	4.42	3.96	3.84	2.61	3.32	1.40

Balance Sheet Data:
Working capital(3)	$766	$1,654	$1,509	$1,320	$2,502	$1,874	$2,593
Property, plant and equipment (net)	9,721	11,065	11,396	11,379	11,669	11,578	11,544
Cash and cash equivalents	259	339	258	336	634	736	354
Total assets	19,059	21,400	21,840	22,225	23,675	23,120	23,704
Total debt (including debt due within one year)	6,943	8,707	10,530	10,475	28,408	11,664	28,096
Minority interests in equity of consolidated entities	611	680	809	828	907	901	891
Equity securities with contingent redemption rights	—	—	—	—	125	—	165
Total stockholders’ (deficit) equity	5,702	6,209	4,407	4,863	(11,374)	4,826	(10,905)

(1)	EBITDA, a measure used by management to evaluate operating performance, is defined as net income plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between our historical results and results that reflect the new capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

Historical EBITDA is calculated as follows:

	Year Ended December 31					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(Dollars in millions)
Net income	$833	$1,332	$1,246	$1,424	$1,036	$674	$296
Provision for income taxes	622	824	727	725	625	431	206
Interest expense	446	491	563	655	955	382	1,114
Depreciation and amortization	1,010	1,112	1,250	1,374	1,391	697	716

EBITDA	$2,911	$3,759	$3,786	$4,178	$4,007	$2,184	$2,332

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before minority interests in earnings of consolidated entities and income taxes plus fixed charges, exclusive of capitalized interest. Fixed charges include cash and noncash interest expense, whether expensed or capitalized, amortization of debt issuance cost, and the portion of rented expense representative of the interest factor.

(3)	We define working capital as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to and following the closing of the Recapitalization. The discussion and analysis of historical periods prior to the closing of the Recapitalization does not reflect the significant impact that the Recapitalization has had and will have on us, including significantly increased leverage and liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Unaudited Pro Forma Consolidated Income Statement,” “Selected Historical Consolidated Financial Data” and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

You also should read the following discussion of our results of operations and financial condition with “Business—Business Drivers and Measures” for a discussion of certain of our important financial policies and objectives; performance measures and operational factors we use to evaluate our financial condition and operating performance; and our business segments.

Overview

We are the largest and most diversified investor-owned health care services provider in the United States. As of June 30, 2007, we operated 172 hospitals and 107 freestanding surgery centers in 20 states, England and Switzerland (including eight nonconsolidated hospitals and nine nonconsolidated surgery centers managed under joint ventures) and had approximately 183,000 employees and 35,000 affiliated physicians. For the year ended December 31, 2006, we generated revenues of $25.477 billion and net income of $1.036 billion, and for the six months ended June 30, 2007, we generated revenues of $13.406 billion and net income of $296 million.

On November 17, 2006, we consummated the Merger with Merger Sub, a wholly owned subsidiary of Hercules Holding, pursuant to which Hercules Holding acquired all of our outstanding shares of common stock for $51.00 per share in cash. The Merger, the financing transactions related to the Merger and other related transactions had a transaction value of approximately $33.0 billion and are collectively referred to in this discussion as the “Recapitalization.” As a result of the Recapitalization, our outstanding common stock is owned by Hercules Holding, certain members of management and other key employees, and certain other entities. Our common stock is no longer registered with the SEC and is no longer traded on a national securities exchange.

Six Months Ended June 30, 2007 Operations Summary

Net income totaled $296 million for the six months ended June 30, 2007, compared to $674 million for the six months ended June 30, 2006. Revenues increased to $13.406 billion in the six months ended June 30, 2007 from $12.775 billion for the six months ended June 30, 2006. For the six months ended June 30, 2007 and 2006, the provision for doubtful accounts was 10.8% and 10.0% of revenues, respectively. The results for the six months ended June 30, 2007 include interest expense of $1.114 billion, compared to $382 million in the six months ended June 30, 2006. The $732 million increase in interest expense is primarily due to the increased debt related to the Recapitalization. Gains on sales of investments of $7 million were realized during the six months ended June 30, 2007 and the financial results for the six months ended June 30, 2006 include gains on sales of investments of $100 million related to securities held by our wholly-owned insurance subsidiary.

During the six months ended June 30, 2007, same facility admissions decreased 1.6% and same facility equivalent admissions decreased 1.4% compared to the six months ended June 30, 2006. Same facility inpatient surgeries decreased 0.7% and same facility outpatient surgeries decreased 1.4% during the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Same facility revenue per equivalent admission increased 9.1% in the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

2006 Operations Summary

Net income totaled $1.036 billion for the year ended December 31, 2006 compared to $1.424 billion for the year ended December 31, 2005. The 2006 results include reductions to estimated professional liability reserves of $136 million, gains on investments of $243 million, gains on sales of facilities of $205 million, transaction costs related to the Recapitalization of $442 million and an impairment of long-lived assets of $24 million. The 2005 results include reductions to estimated professional liability reserves of $83 million, expenses associated with hurricanes of $60 million, gains on investments of $53 million, gains on sales of facilities of $78 million, a favorable tax settlement of $48 million and a tax benefit of $24 million related to the repatriation of foreign earnings.

Revenues increased 4.2% on a consolidated basis and 6.2% on a same facility basis for the year ended December 31, 2006 compared to the year ended December 31, 2005. The consolidated revenues increase can be attributed to a 6.8% increase in revenue per equivalent admission, offsetting a 2.4% decline in equivalent admissions. The same facility revenues increase resulted from flat same facility equivalent admissions and a 6.2% increase in same facility revenue per equivalent admission.

During the year ended December 31, 2006, same facility admissions increased 0.2% compared to the year ended December 31, 2005. Same facility inpatient surgeries increased 0.7% and same facility outpatient surgeries decreased 1.2% during the year ended December 31, 2006 compared to the year ended December 31, 2005.

For the year ended December 31, 2006, the provision for doubtful accounts increased to 10.4% of revenues from 9.6% of revenues for the year ended December 31, 2005. Same facility uninsured admissions increased 10.9% and same facility uninsured emergency room visits increased 6.2% for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Interest expense totaled $955 million for the year ended December 31, 2006 compared to $655 million for the year ended December 31, 2005. Interest expense for the fourth quarter of 2006 was $373 million and represented an increase of $207 million compared to the fourth quarter of 2005, due primarily to the increased debt related to the Recapitalization.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Our estimates are based on historical experience and various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results may differ from these estimates.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenues

Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from payers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The estimated reimbursement amounts are made on a payer-specific basis and are recorded based on the best information available regarding management’s interpretation of the applicable laws, regulations and contract terms. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. We have invested significant resources to refine and improve our computerized billing system and the information system data used to make contractual allowance estimates. We have developed standardized calculation processes and related training programs to improve the utility of our patient accounting systems.

EMTALA requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the individual to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. Federal and state laws and regulations, including but not limited to EMTALA, require, and our commitment to providing quality patient care encourages, the provision of services to patients who are financially unable to pay for the health care services they receive.

We do not pursue collection of amounts related to patients who meet our guidelines to qualify as charity care; therefore, they are not reported in revenues. The revenues associated with uninsured patients who do not meet our guidelines to qualify as charity care have generally been reported in revenues at gross charges. Patients treated at our hospitals for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. On January 1, 2005, we modified our policies to provide discounts to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans.

Due to the complexities involved in the classification and documentation of health care services authorized and provided, the estimation of revenues earned and the related reimbursement are often subject to interpretations that could result in payments that are different from our estimates. A hypothetical 1% change in net receivables that are subject to contractual discounts at December 31, 2006 would result in an impact on pretax earnings of approximately $32 million.

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts

The collection of outstanding receivables from Medicare, managed care payers, other third-party payers and patients is our primary source of cash and is critical to our operating performance. The primary collection risks relate to uninsured patient accounts, including patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and copayments) remain outstanding. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. An estimated allowance for doubtful accounts is recorded for all uninsured accounts, regardless of the aging of those accounts. Accounts are written off when all reasonable internal and external collection efforts have been performed. We consider the return of an account from the primary external collection agency to be the culmination of our reasonable collection efforts and the timing basis for writing off the account balance. Writeoffs are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. We do not pursue collection of amounts related to patients that meet our guidelines to qualify as charity care. Charity care is not reported in revenues and does not have an impact on the provision for doubtful accounts.

The amount of the provision for doubtful accounts is based upon management’s assessment of historical writeoffs and expected net collections, business and economic conditions, trends in federal, state, and private employer health care coverage and other collection indicators. Management relies on the results of detailed reviews of historical writeoffs and recoveries at facilities that represent a majority of our revenues and accounts receivable (the “hindsight analysis”) as a primary source of information in estimating the collectibility of our accounts receivable. We perform the hindsight analysis quarterly, utilizing rolling twelve-months accounts receivable collection and writeoff data. At December 31, 2006, the allowance for doubtful accounts represented approximately 86% of the $3.972 billion patient due accounts receivable balance, including accounts, net of the related estimated contractual discounts, related to patients for which eligibility for Medicaid assistance or charity was being evaluated (“pending Medicaid accounts”). At December 31, 2005, the allowance for doubtful accounts represented approximately 85% of the $3.404 billion patient due accounts receivable balance, including pending Medicaid accounts, net of the related estimated contractual discounts. The provision for doubtful accounts was 10.4% of revenues in 2006, 9.6% of revenues in 2005 and 11.4% of revenues in 2004. Our uninsured discount policy, which became effective January 1, 2005, resulted in $1.095 billion and $769 million in discounts to the uninsured being recorded during 2006 and 2005, respectively. Adjusting for the effect of the uninsured discounts, the provision for doubtful accounts was 14.1% and 12.4% of revenues for the years ended December 31, 2006 and 2005, respectively. See “Supplemental Non-GAAP Disclosures, Operating Measures Adjusted for the Impact of Discounts for the Uninsured.” Days revenues in accounts receivable were 53 days, 50 days and 48 days at December 31, 2006, 2005 and 2004, respectively. Management expects a continuation of the challenges related to the collection of the patient due accounts. Adverse changes in the percentage of our patients having adequate health care coverage, general economic conditions, patient accounting service center operations, payer mix, or trends in federal, state, and private employer health care coverage could affect the collection of accounts receivable, cash flows and results of operations.

The approximate breakdown of accounts receivable by payer classification as of December 31, 2006 and 2005 is set forth in the following table:

	% of Accounts Receivable
	Under 91 Days	91-180 Days	Over 180 Days
Accounts receivable aging at December 31, 2006:
Medicare and Medicaid.	13%	1%	2%
Managed care and other insurers	21	4	4
Uninsured	20	11	24

Total	54%	16%	30%

Accounts receivable aging at December 31, 2005:
Medicare and Medicaid	13%	2%	2%
Managed care and other insurers	21	4	4
Uninsured	21	11	22

Total	55%	17%	28%

Professional Liability Claims

We, along with virtually all health care providers, operate in an environment with professional liability risks. Prior to 2007, a substantial portion of our professional liability risks was insured through a wholly-owned insurance subsidiary. Reserves for professional liability risks were $1.584 billion and $1.621 billion at December 31, 2006 and December 31, 2005, respectively. The current portion of these reserves, $275 million and $285 million at December 31, 2006 and 2005, respectively, is included in “other accrued expenses.” Obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the insurance subsidiary remains liable to the extent reinsurers do not meet their obligations. Reserves for professional liability risks (net of $42 million and $43 million receivable under reinsurance contracts at December 31, 2006 and 2005, respectively) were $1.542 billion and $1.578 billion at December 31, 2006 and 2005, respectively. Reserves and provisions for professional liability risks are based upon actuarially determined estimates. The independent actuaries’ estimated reserve ranges, net of amounts receivable under reinsurance contracts, were $1.321 billion to $1.545 billion at December 31, 2006 and $1.373 billion to $1.589 billion at December 31, 2005. Reserves for professional liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known.

The reserves for professional liability risks cover approximately 3,000 and 3,300 individual claims at December 31, 2006 and 2005, respectively, and estimates for unreported potential claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly. Changes to the estimated reserve amounts are included in current operating results. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management’s estimates.

Provisions for losses related to professional liability risks were $217 million, $298 million and $291 million for the years ended December 31, 2006, 2005 and 2004, respectively. We recognized reductions in our estimated professional liability insurance reserves of $136 million, $83 million and $59 million during 2006, 2005 and 2004, respectively. These reductions reflect the recognition by the external actuaries of our improving frequency and severity claim trends. This improving frequency and moderating severity can be primarily attributed to tort reforms enacted in key states, particularly Texas, and our risk management and patient safety initiatives, particularly in the areas of obstetrics and emergency services.

Income Taxes

We calculate our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences that arise from the recognition of items in different periods for tax and accounting purposes. Deferred tax assets generally represent the tax effects of amounts expensed in our income statement for which tax deductions will be claimed in future periods.

Although we believe that we have properly reported taxable income and paid taxes in accordance with applicable laws, federal and state taxing authorities may challenge our tax positions upon audit. To reflect the possibility that our positions may not ultimately be sustained, we have established, and when appropriate adjust, provisions for potential adverse tax outcomes, based on our evaluation of the underlying facts and circumstances. Final audit results may vary from our estimates.

Results of Operations

Revenue/Volume Trends for the Six Months Ended June 30, 2007

Our revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charge and negotiated payment rates for such services. Gross charges typically do not reflect what our facilities are actually paid. Our facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from gross charges. We do not pursue collection of amounts related to patients who meet our guidelines to qualify for charity care; therefore, they are not reported in revenues. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care that are similar to the discounts provided to many local managed care plans.

Revenues increased 4.9% from $12.775 billion in the six months ended June 30, 2006 to $13.406 billion for the six months ended June 30, 2007. The increase in revenues can be attributed to the net impact of a 9.6% increase in revenue per equivalent admission and a 4.2% decrease in equivalent admissions for the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

Consolidated admissions decreased 4.5% and same facility admissions decreased 1.4% compared to the six months ended June 30, 2006. Consolidated inpatient surgeries decreased 2.8% and same facility inpatient surgeries decreased 0.7% in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Consolidated outpatient surgeries decreased 3.6% and same facility outpatient surgeries decreased 1.4% in the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

Admissions related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care and other insurers and the uninsured for the six months ended June 30, 2007 and 2006 are set forth in the following table.

	Six Months Ended June 30,
	2007	2006
Medicare	36%	38%
Managed Medicare	7	6
Medicaid	8	9
Managed Medicaid	7	6
Managed care and other insurers	36	36
Uninsured	6	5

	100%	100%

Same facility uninsured admissions increased by 4,634 admissions, or 11.2% (a 12.4% increase in first quarter of 2007 and a 9.9% increase in second quarter of 2007), in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The quarterly trend of same facility uninsured admissions growth during 2006, compared to 2005, was 13.1% during the first quarter, 10.5% during the second quarter, 10.1% during the third quarter and 8.7% during the fourth quarter.

At June 30, 2007, we had 73 hospitals in the states of Texas and Florida. During the six months ended June 30, 2007, 55% of our admissions and 51% of our revenues were generated by these hospitals. Uninsured admissions in Texas and Florida represent 61% of our uninsured admissions for the six months ended June 30, 2007.

The approximate percentages of our inpatient revenues related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care and other insurers and the uninsured for the six months ended June 30, 2007 and 2006 are set forth in the following table.

	Six Months Ended June 30,
	2007	2006
Medicare	33%	36%
Managed Medicare	7	6
Medicaid	7	6
Managed Medicaid	3	3
Managed care and other insurers	44	44
Uninsured	6	5

	100%	100%

We receive a significant portion of our revenues from government health programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. Our Medicaid revenues increased by $178 million during the six months ended June 30, 2007 compared to the six months ended June 30, 2006 due to expected increases in supplemental payments pursuant to upper payment limit (UPL) programs in certain Texas markets. There are ongoing discussions with the Centers for Medicare and Medicaid Services (“CMS”) about the structure of such programs. The outcome of such discussions might affect the federal portion of these supplemental payments, which is a significant component of the total supplemental payments.

Revenue/Volume Trends 2006

Revenues increased 4.2% to $25.477 billion for the year ended December 31, 2006 from $24.455 billion for the year ended December 31, 2005 and increased 4.1% for the year ended December 31, 2005 from $23.502 billion for the year ended December 31, 2004. The increase in revenues in 2006 can be primarily attributed to a 6.8% increase in revenue per equivalent admission offsetting a 2.4% decline in equivalent admissions compared to the prior year. Our uninsured discount policy, which became effective January 1, 2005, resulted in $1.095 billion and $769 million in discounts to the uninsured being recorded during 2006 and 2005, respectively. Adjusting for the effect of the uninsured discounts, revenue per equivalent admission increased 8.0% in the year ended December 31, 2006 compared to the year ended December 31, 2005. See “Supplemental Non-GAAP Disclosures, Operating Measures Adjusted for the Impact of Discounts for the Uninsured.” The increase in revenues in 2005 can be primarily attributed to a 0.9% increase in equivalent admissions and a 3.1% increase in revenue per equivalent admission compared to the prior year.

Same facility admissions increased 0.2% in 2006 compared to 2005 and increased 0.1% in 2005 compared to 2004. Same facility inpatient surgeries increased 0.7% and same facility outpatient surgeries decreased 1.2% during 2006 compared to 2005. Same facility inpatient surgeries increased 0.9% and same facility outpatient surgeries increased 0.3% during 2005 compared to 2004. Same facility emergency room visits decreased 0.8% during 2006 compared to 2005 and increased 4.8% during 2005 compared to 2004.

Admissions related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care and other insurers and the uninsured for the years ended December 31, 2006, 2005 and 2004 are set forth below.

	Years ended December 31,
	2006	2005	2004
Medicare	37%	38%	39%
Managed Medicare	6	(a )	(a )
Medicaid	9	10	10
Managed Medicaid	6	5	4
Managed care and other insurers(a)	36	42	42
Uninsured	6	5	5

	100%	100%	100%

(a)	Prior to 2006, managed Medicare admissions were classified as managed care.

Same facility uninsured emergency room visits increased 6.2% and same facility uninsured admissions increased 10.9% during 2006 compared to 2005. Same facility uninsured emergency room visits increased 11.0% and same facility uninsured admissions increased 9.5% during 2005 compared to 2004. Management cannot predict whether the current trends in same facility emergency room visits and same facility uninsured admissions will continue.

Several factors negatively affected patient volumes in 2006 and 2005. Unit closures and changes in Medicare admission guidelines led to reductions in rehabilitation and skilled nursing admissions. Cardiac admissions have been affected by competition from physician-owned heart hospitals and credentialing decisions made at some of our Florida hospitals. More stringent enforcement of case management guidelines led to certain patient services being classified as outpatient observation visits instead of one-day admissions. To increase patient volumes, we plan to increase physician recruitment, increase available medical office building space on or near our campuses, and continue capital spending devoted to both maintenance of technology and facilities and growth and expansion programs.

At December 31, 2006, we owned and operated 38 hospitals and 33 surgery centers in the state of Florida. Our Florida facilities’ revenues totaled $6.563 billion and $6.276 billion for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006, we owned and operated 35 hospitals and 22 surgery centers in the state of Texas. Our Texas facilities’ revenues totaled $6.316 billion and $5.900 billion for the years ended December 31, 2006 and 2005, respectively.

We provided $1.296 billion, $1.138 billion and $926 million of charity care during the years ended December 31, 2006, 2005 and 2004, respectively. On January 1, 2005, we modified our policies to provide a discount to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans and totaled $1.095 billion and $769 million for the years ended December 31, 2006 and 2005, respectively.

We receive a significant portion of our revenues from government health programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. Legislative changes have resulted in limitations and even reductions in levels of payments to health care providers for certain services under these government programs.

The approximate percentages of our inpatient revenues related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care plans and other insurers and the uninsured for the years ended December 31, 2006, 2005 and 2004 are set forth below.

`	Years ended December 31,
	2006	2005	2004
Medicare	34%	36%	37%
Managed Medicare	6	(a )	(a )
Medicaid	6	7	6
Managed Medicaid	3	3	3
Managed care and other insurers(a)	46	49	48
Uninsured(b)	5	5	6

	100%	100%	100%

(a)	Prior to 2006, managed Medicare revenues were classified managed care.

(b)	Uninsured revenues for the years ended December 31, 2006 and 2005 were reduced due to discounts to the uninsured, related to the uninsured discount program implemented January 1, 2005.

Operating Results Summary for the Six Months Ended June 30, 2007

The following are comparative summaries of results from operations for the quarters ended June 30, 2007 and 2006 (dollars in millions):

	Six Months Ended June 30,
	2007		2006
	Amount	Ratio	Amount	Ratio
Revenues	$13,406	100.0	$12,775	100.0

Salaries and benefits	5,301	39.5	5,216	40.8
Supplies	2,199	16.4	2,205	17.3
Other operating expenses	2,118	15.8	2,009	15.7
Provision for doubtful accounts	1,444	10.8	1,273	10.0
Gains on investments	(7)	—	(100)	(0.8)
Equity in earnings of affiliates	(105)	(0.8)	(108)	(0.8)
Depreciation and amortization	716	5.3	697	5.4
Interest expense	1,114	8.3	382	3.0
Gains on sales of facilities	(16)	(0.1)	(5)	—
Impairment of long-lived assets	24	0.2	—	—

	12,788	95.4	11,569	90.6

Income before minority interests and income taxes	618	4.6	1,206	9.4
Minority interests in earnings of consolidated entities	116	0.9	101	0.8

Income before income taxes	502	3.7	1,105	8.6
Provision for income taxes	206	1.5	431	3.3

Net income	$296	2.2	$674	5.3

% changes from prior year:
Revenues	4.9%		4.3%
Income before income taxes	(54.5)		(10.3)
Net income	(56.0)		(17.7)
Admissions(a)	(4.5)		(1.9)
Equivalent admissions(b)	(4.2)		(1.6)
Revenue per equivalent admission	9.6		6.0
Same facility % changes from prior year(c):
Revenues	7.5		5.5
Admissions(a)	(1.6)		(0.1)
Equivalent admissions(b)	(1.4)		0.1
Revenue per equivalent admission	9.1		5.4

(a)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b)	Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(c)	Same facility information excludes the operations of hospitals and their related facilities which were either acquired or divested during the current and prior period.

Six Months Ended June 30, 2007 and 2006

Net income totaled $296 million in the six months ended June 30, 2007 compared to $674 million in the six months ended June 30, 2006. Revenues increased 4.9% due to favorable pricing trends, evidenced by net revenue per equivalent admission growth of 9.6%, and weak volume trends that resulted in a decline in equivalent admissions of 4.2%. The $378 million decline in net income was primarily due to the net impact of the $732 million increase in interest expense and the $225 million reduction in the provision for income taxes.

For the first six months of 2007, admissions decreased 4.5% and same facility admissions decreased 1.6% compared to the first six months of 2006. Inpatient surgical volumes decreased 2.8% on a consolidated basis and decreased 0.7% on a same facility basis during the first six months of 2007, compared to the first six months of 2006. Outpatient surgical volumes decreased 3.6% on a consolidated basis and decreased 1.4% on a same facility basis compared to the first six months of 2006.

Salaries and benefits, as a percentage of revenues, were 39.5% in the first six months of 2007 and 40.8% in the first six months of 2006. Salaries and benefits per equivalent admission increased 6.1% compared to the first six months of 2006. Labor rate increases averaged 5.6% for the first six months of 2007 compared to the first six months of 2006.

Supplies, as a percentage of revenues, were 16.4% in the first six months of 2007 compared to 17.3% in the first six months of 2006. Supply cost per equivalent admission increased 4.1% in the first six months of 2007. Same facility supply costs increased 5.5% for medical devices (cardiology and orthopedic) in the first six months of 2007 compared to the first six months of 2006.

Other operating expenses, as a percentage of revenues, were 15.8% in the first six months of 2007 compared to 15.7% in the first six months of 2006. Other operating expenses is primarily comprised of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance (including professional liability insurance) and nonincome taxes. We recorded $131 million of indigent care costs related to upper payment limit programs during the first six months of 2007. Adjusting for the impact of these costs and the related revenues, other operating expenses would have decreased to 15.0% of revenues. Provisions for losses related to professional liability risks were $97 million for each of the six months ended June 30, 2007 and 2006. We recorded reductions to our estimated professional liability reserves of $85 million and $36 million during the six months ended June 30, 2006 and 2005, respectively, to reflect the recognition by our external actuaries of improving frequency and severity claim trends at our facilities. We expect the favorable professional liability trends experienced during 2006 and 2005 to continue during 2007 and have considered those favorable trends in our 2007 estimated professional liability expense accruals.

Provision for doubtful accounts, as a percentage of revenues, was 10.8% in the first six months of 2007 compared to 10.0% in the first six months of 2006. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients. At June 30, 2007, our allowance for doubtful accounts represented approximately 87% of the $4.244 billion total patient due accounts receivable balance.

Gains on investments of $7 million and $100 million in the first six months of 2007 and 2006, respectively, relate to sales of investment securities by our wholly-owned insurance subsidiary. We converted the majority of our equity investments to investments in debt securities during the fourth quarter of 2006 and do not expect to realize gains on investments during 2007 at amounts comparable to those realized during 2006.

Equity in earnings of affiliates decreased from $108 million in the first six months of 2006 to $105 million in the first six months of 2007. These amounts related primarily to the operations of our Denver market joint venture, which is accounted for under the equity method of accounting.

Depreciation and amortization increased by $19 million, from $697 million in the first six months of 2006 to $716 million in the first six months of 2007.

Interest expense increased from $382 million in the first six months of 2006 to $1.114 billion in the first six months of 2007 due to the increased debt related to the Recapitalization. Our average debt balance was $28.004 billion for first six months of 2007 compared to $11.213 billion for the first six months of 2006. The average interest rate for our long term debt increased from 7.0% at June 30, 2006 to 7.7% at June 30, 2007.

During the first six months of 2007, we recognized gains of $16 million related to sales of real estate investments. Gains on sales of facilities were $5 million for the first six months of 2006 and included the gain on the sale of a hospital in North Carolina.

We recorded a pretax charge of $24 million to adjust the value of a building to estimated fair value during the first six months of 2007.

Minority interests in earnings of consolidated entities increased from $101 million for the first six months of 2006 to $116 million for the first six months of 2007 due primarily to improved operations in two Texas market partnerships.

Our effective tax rate was 41.0% for the first six months of 2007 and 39.0% for the first six months of 2006.

Operating Results Summary 2006

The following are comparative summaries of operating results for the years ended December 31, 2006, 2005 and 2004 (dollars in millions):

	2006		2005		2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues	$25,477	100.0	$24,455	100.0	$23,502	100.0

Salaries and benefits	10,409	40.9	9,928	40.6	9,419	40.1
Supplies	4,322	17.0	4,126	16.9	3,901	16.6
Other operating expenses	4,057	16.0	4,039	16.5	3,797	16.0
Provision for doubtful accounts	2,660	10.4	2,358	9.6	2,669	11.4
Gains on investments	(243)	(1.0)	(53)	(0.2)	(56)	(0.2)
Equity in earnings of affiliates	(197)	(0.8)	(221)	(0.9)	(194)	(0.8)
Depreciation and amortization	1,391	5.5	1,374	5.6	1,250	5.3
Interest expense	955	3.7	655	2.7	563	2.4
Gains on sales of facilities	(205)	(0.8)	(78)	(0.3)	—	—
Transaction costs	442	1.7	—	—	—	—
Impairment of long-lived assets	24	0.1	—	—	12	0.1

	23,615	92.7	22,128	90.5	21,361	90.9

Income before minority interests and income taxes	1,862	7.3	2,327	9.5	2,141	9.1
Minority interests in earnings of consolidated entities	201	0.8	178	0.7	168	0.7

Income before income taxes	1,661	6.5	2,149	8.8	1,973	8.4
Provisions for income taxes	625	2.4	725	3.0	727	3.1

Net income	$1,036	4.1	$1,424	5.8	$1,246	5.3

% changes from prior year:
Revenues	4.2%		4.1%		7.8%
Income before income taxes	(22.7)		9.0		(8.5)
Net income	(27.2)		14.2		(6.5)
Admissions(a)	(2.3)		(0.7)		1.5
Equivalent admissions(b)	(2.4)		0.9		2.0
Revenue per equivalent admission	6.8		3.1		5.6
Same facility % changes from prior year: (c)
Revenues	6.2		4.7		7.3
Admissions(a)	0.2		0.1		0.7
Equivalent admissions(b)	—		1.4		1.3
Revenue per equivalent admission	6.2		3.2		6.0

(a)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b)	Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(c)	Same facility information excludes the operations of hospitals and their related facilities that were either acquired, divested or removed from service during the current and prior year.

The results of operations for the years ended December 31, 2006 and 2005, adjusted for the impact of our uninsured discount policy, are presented in the following table. Revenues, the provision for doubtful accounts, certain operating expense categories as a percentage of revenues and revenue per equivalent admission have been adjusted to exclude the discounts under our uninsured discount policy (non-GAAP financial measures). We believe these non-GAAP financial measures are useful to investors and provide disclosures of our results of operations on the same basis as that used by management. Management finds this information to be useful to enable the evaluation of revenue and certain expense category trends that are influenced by patient volumes and are generally analyzed as a percentage of revenues.

Supplemental Non-GAAP Disclosures

Operating Measures Adjusted for the Impact of Discounts for the Uninsured

(Dollars in millions, except revenue per equivalent admission)

The results of operations for the year ended December 31, 2006, adjusted for the impact of our uninsured discount policy, are presented below:

	Year Ended December 31, 2006
	Reported GAAP(a) Amounts	Uninsured Discounts Adjustment(b)	Non-GAAP Adjusted Amounts(c)	GAAP % of Revenues		Non-GAAP % of Adjusted Revenues
				2006	2005	2006	2005
Revenues	$25,477	$1,095	$26,572	100.0%	100.0%	100.0%	100.0%
Salaries and benefits	10,409	—	10,409	40.9	40.6	39.2	39.4
Supplies	4,322	—	4,322	17.0	16.9	16.3	16.4
Other operating expenses	4,057	—	4,057	16.0	16.5	15.2	15.9
Provision for doubtful accounts	2,660	1,095	3,755	10.4	9.6	14.1	12.4
Admissions	1,610,100		1,610,100
Equivalent admissions	2,416,700		2,416,700
Revenue per equivalent admission	$10,542		$10,995
% change from prior year	6.8%		8.0%

Same Facility(d):
Revenues	$24,448	$1,063	$25,511
Admissions	1,557,700		1,557,700
Equivalent admissions	2,322,500		2,322,500
Revenue per equivalent admission	$10,527		$10,984
% change from prior year	6.2%		7.3%

(a)	Generally accepted accounting principles (“GAAP”).

(b)	Represents the impact of the discounts for the uninsured for the period. On January 1, 2005, we modified our policies to provide discounts to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, we first attempt to qualify uninsured patients for Medicaid, other federal or state assistance or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

(c)	Revenues, the provision for doubtful accounts, certain operating expense categories as a percentage of revenues and revenue per equivalent admission have been adjusted to exclude the discounts under our uninsured discount policy (non-GAAP financial measures). We believe these non-GAAP financial measures are useful to investors and provide disclosures of our results of operations on the same basis as that used by management. Management finds this information to be useful to enable the evaluation of revenue and certain expense category trends that are influenced by patient volumes and are generally analyzed as a percentage of revenues. These non-GAAP financial measures should not be considered an alternative to GAAP financial measures. We believe this supplemental information provides management and the users of our financial statements with useful information for period-to-period comparisons. Investors are encouraged to use GAAP measures when evaluating our overall financial performance.

(d)	Same facility information excludes the operations of hospitals and their related facilities which were either acquired, divested or removed from service during the current and prior period.

Years Ended December 31, 2006 and 2005

Net income totaled $1.036 billion for the year ended December 31, 2006 compared to $1.424 billion for the year ended December 31, 2005. Financial results for 2006 include gains on investments of $243 million, gains on sales of facilities of $205 million, reductions to estimated professional liability reserves of $136 million, expenses related to the Recapitalization of $442 million and an asset impairment charge of $24 million. Financial results for 2005 include gains on investments of $53 million, gains on sales of facilities of $78 million, reductions to estimated professional liability reserves of $83 million, an adverse financial impact from hurricanes of $60 million, a tax benefit of $24 million related to the repatriation of foreign earnings, and a favorable tax settlement of $48 million related to the divestitures in 1998 and 2001 of certain noncore business units.

Revenues increased 4.2% to $25.477 billion for the year ended December 31, 2006 from $24.455 billion for the year ended December 31, 2005. The increase in revenues was due primarily to a 6.8% increase in revenue per equivalent admission offsetting a 2.4% decline in equivalent admissions compared to the prior year. Same facility revenues increased 6.2% due to a 6.2% increase in same facility revenue per equivalent admission and flat same facility equivalent admissions for the year ended December 31, 2006 compared to the year ended December 31, 2005.

During the year ended December 31, 2006, same facility admissions increased 0.2%, compared to the year ended December 31, 2005. Same facility inpatient surgeries increased 0.7% and same facility outpatient surgeries decreased 1.2% during the year ended December 31, 2006 compared to the year ended December 31, 2005.

Salaries and benefits, as a percentage of revenues, were 40.9% in 2006 and 40.6% in 2005. Salaries and benefits per equivalent admission increased 7.4% in 2006 compared to 2005. Labor rate increases averaged approximately 5.4% for the year ended December 31, 2006 compared to 2005.

Supplies, as a percentage of revenues, were 17.0% in 2006 and 16.9% in 2005. Supply costs per equivalent admission increased 7.4% in 2006 compared to 2005. Same facility supply costs increased 11.0% for medical devices (cardiology and orthopedic) and 2.6% for pharmacy products.

Other operating expenses, as a percentage of revenues, decreased to 16.0% in 2006 from 16.5% in 2005. Other operating expenses in 2006 reflect reductions to our estimated professional liability reserves of $136 million, compared to $83 million in reductions recorded in 2005. Other operating expenses are primarily comprised of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance (including professional liability insurance) and nonincome taxes.

Provision for doubtful accounts, as a percentage of revenues, increased to 10.4% for the year ended December 31, 2006 from 9.6% in the year ended December 31, 2005. Adjusting for the effect of the discount policy for the uninsured, the provision for doubtful accounts, as a percentage of revenues, was 14.1% in 2006 compared to 12.4% in 2005. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients. The increase in the provision for doubtful accounts, as a percentage of revenues, can be attributed to an increasing amount of patient financial responsibility under certain managed care plans and same facility increases in uninsured emergency room visits of 6.2% and uninsured admissions of 10.9% in 2006 compared to 2005. At December 31, 2006, our allowance for doubtful accounts represented approximately 86% of the $3.972 billion total patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated.

Gains on investments for the year ended December 31, 2006 of $243 million relate to sales of investment securities by our wholly-owned insurance subsidiary. Gains on investments for the year ended December 31, 2005 were $53 million. Net unrealized gains on investment securities declined from $184 million at December 31, 2005 to $25 million at December 31, 2006. The increase in realized gains and the decline in unrealized gains were primarily due to the decision to liquidate our equity investment portfolio and reinvest in debt and interest-bearing investments.

Equity in earnings of affiliates decreased from $221 million for the year ended December 31, 2005 to $197 million for the year ended December 31, 2006. The decrease was primarily due to decreases in profits at the Denver, Colorado market joint venture.

Depreciation and amortization decreased, as a percentage of revenue, to 5.5% in the year ended December 31, 2006 from 5.6% in the year ended December 31, 2005. During 2005, we incurred additional depreciation expense of approximately $44 million to correct accumulated depreciation of certain facilities and assure a consistent application of our accounting policy relative to certain short-lived medical equipment.

Interest expense increased to $955 million for the year ended December 31, 2006 from $655 million for the year ended December 31, 2005. While interest expense increased $300 million for the year ended December 31, 2006 compared to 2005, $207 million of the increase occurred during the fourth quarter of 2006 due to the increased debt related to the Recapitalization. Our average debt balance was $13.811 billion for the year ended December 31, 2006 compared to $9.828 billion for the year ended December 31, 2005. The average interest rate for our long-term debt increased from 7.0% at December 31, 2005 to 7.9% at December 31, 2006.

Gains on sales of facilities were $205 million for the year ended December 31, 2006 and included a $92 million gain on the sale of four hospitals in West Virginia and Virginia and a $93 million gain on the sale of two hospitals in Florida. Gains on sales were facilities were $78 million for the year ended December 31, 2005 and included a $29 million gain related to the recognition of previously deferred gain on the sale of a group of medical office buildings.

Minority interests in earnings of consolidated entities increased from $178 million for the year ended December 31, 2005 to $201 million for the year ended December 31, 2006. The increase relates primarily to the operations of surgery centers and other outpatient services entities.

The effective tax rate was 37.6% for the year ended December 31, 2006 and 33.8% for the year ended December 31, 2005. During 2005, the effective tax rate was reduced due to a favorable tax settlement of $48 million related to the divestiture of certain noncore business units and a tax benefit of $24 million from the repatriation of foreign earnings. Excluding the effect of the combined $72 million tax benefit, the effective tax rate for the year ended December 31, 2005 would have been 37.1%.

Years Ended December 31, 2005 and 2004

Net income increased 14.2%, from $1.246 billion for the year ended December 31, 2004 to $1.424 billion for the year ended December 31, 2005. Financial results for 2005 include gains on investments of $53 million, gains on sales of facilities of $78 million, reductions to estimated professional liability reserves of $83 million, an adverse financial impact from hurricanes of $60 million, a tax benefit of $24 million related to the repatriation of foreign earnings, and a favorable tax settlement of $48 million related to the divestures in 1998 and 2001 of certain noncore business units. The 2004 results include gains on investments of $56 million, a favorable change in the estimated provision for doubtful accounts totaling $46 million based upon refinements to our allowance for doubtful accounts estimation process, a $59 million reduction to estimated professional liability reserves, an adverse financial impact from hurricanes of $40 million, and an impairment of long-lived assets of $12 million.

Revenues increased 4.1% to $24.455 billion for the year ended December 31, 2005 compared to $23.502 billion for the year ended December 31, 2004. The increase in revenues was due to a 0.9% increase in equivalent admissions and 3.1% increase in revenue per equivalent admission. Adjusting for the effect of the uninsured discount policy, revenues increased 7.3% for the year ended December 31, 2005 compared to 2004. For the year ended December 31, 2005, admissions decreased 0.7% and same facility admissions increased by 0.1% compared to 2004. Outpatient surgical volumes increased 0.2% and increased 0.3% on a same facility basis in 2005 compared to 2004.

Salaries and benefits, as a percentage of revenues, were 40.6% in 2005 and 40.1% in 2004. Adjusting for the effect of the uninsured discount policy, salaries and benefits were 39.4% of revenues for the year ended December 31, 2005. Labor rate increases averaged approximately 4.2% for the year ended December 31, 2005.

Supply costs increased, as a percentage of revenues, to 16.9% for the year ended December 31, 2005 from 16.6% for the year ended December 31, 2004. Adjusting for the effect of the uninsured discount policy, supplies were 16.4% of revenues for the year ended December 31, 2005. During 2005, general supply cost trends included a more stable pricing environment for medical devices and pharmacy items and a stabilization in usage rates for drug-eluting stents.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and nonincome taxes), as a percentage of revenues, increased to 16.5% in 2005 from 16.0% in 2004. Adjusting for the effect of the uninsured discount policy, other operating expenses were 15.9% of revenues for the year ended December 31, 2005.

The provision for doubtful accounts, as a percentage of revenues, declined to 9.6% for the year ended December 31, 2005 from 11.4% for the year ended December 31, 2004. Adjusting for the effect of the uninsured discount policy, the provision for doubtful accounts was 12.4% of revenues in the year ended December 31, 2005. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients. The increase in the provision for doubtful accounts (adjusted for uninsured discounts), as a percentage of revenues, related to an increasing amount of patient financial responsibility under certain managed care plans, increases in uninsured emergency room visits of 9.9% and increases in uninsured admissions of 8.9% in 2005 compared to 2004. At December 31, 2005, the allowance for doubtful accounts represented approximately 85% of the $3.404 billion total patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated.

Gains on investments for the year ended December 31, 2005 of $53 million consist primarily of net gains on investment securities held by our wholly-owned insurance subsidiary. Gains on investments for the year ended December 31, 2004 were $56 million. At December 31, 2005, we had net unrealized gains of $184 million on the insurance subsidiary’s investment securities.

Equity in earnings of affiliates increased to $221 million for the year ended December 31, 2005 compared to $194 million for the year ended December 31, 2004. The increase was primarily due to an increase in profits at the Denver, Colorado market joint venture.

Depreciation and amortization increased, as a percentage of revenues, to 5.6% in the year ended December 31, 2005 from 5.3% in the year ended December 31, 2004. A portion of the increase is the result of additional depreciation expense of approximately $44 million recorded during 2005 to correct accumulated depreciation at certain facilities and assure a consistent application of our accounting policy relative to certain short-lived medical equipment.

Interest expense increased to $655 million for the year ended December 31, 2005 from $563 million for the year ended December 31, 2004. The average debt balance was $9.828 billion for the year ended December 31, 2005 compared to $8.853 billion for the year ended December 31, 2004. The average interest rate for our long-term debt increased from 6.5% at December 31, 2004 to 7.0% at December 31, 2005.

During 2004, we closed San Jose Medical Center in San Jose, California, resulting in a pretax asset impairment charge of $12 million ($8 million after-tax).

Minority interests in earnings of consolidated entities increased to $178 million for the year ended December 31, 2005 compared to $168 million for the year ended December 31, 2004.

The effective tax rate was 33.8% for the year ended December 31, 2005 and 36.8% for the year ended December 31, 2004. During 2005, the effective tax rate was reduced due to a favorable tax settlement of $48 million related to the divestures of certain noncore business units in 1998 and 2001 and a tax benefit of $24 million related to the repatriation of foreign earnings. Excluding the effect of the combined $72 million of tax benefits, the effective tax rate for the year ended December 31, 2005 would have been 37.1%.

Liquidity and Capital Resources for the Six Months Ended June 30, 2007

Our main cash requirements are the servicing of our debt, capital expenditures on our existing properties and acquisitions of hospitals and other health care entities. Our primary cash sources are cash flow from operating activities, issuances of debt and equity securities and dispositions of hospitals and other health care entities.

Cash provided by operating activities totaled $406 million in the first six months of 2007 compared to $732 million in the first six months of 2006. Net income was $378 million lower in the first six months of 2007 compared to the first six months of 2006. In the first six months of 2007, our combined payments for interest and taxes were $1.319 billion, which represented a $158 million increase compared to the first six months of 2006. Working capital totaled $2.593 billion at June 30, 2007 and $2.502 billion at December 31, 2006.

Cash used in investing activities was $418 million in the first six months of 2007 compared to $795 million in the first six months of 2006. Excluding acquisitions, capital expenditures were $675 million in the first six months of 2007 and $820 million in the first six months of 2006. Capital expenditures are expected to approximate $1.7 billion in 2007 and $1.6 billion in 2008. At June 30, 2007, there were projects under construction which had estimated additional costs to complete and equip over the next five years of approximately $1.9 billion. We expect to finance capital expenditures with internally generated and borrowed funds. During the first six months of 2007 and 2006, we received cash proceeds of $65 million and $291 million, respectively, from dispositions of hospitals and health care entities. We received cash flows from our investments of $192 million for the first six months of 2007 and expended $150 million to increase investments for the first six months of 2006. Effective January 1, 2007, our facilities are generally self-insured for the first $5 million of per occurrence losses, and we are not required to maintain investments to fund the liabilities for claims that occurred after December 31, 2006. See “Business—Insurance.”

Cash used in financing activities totaled $268 million during the first six months of 2007 compared to cash provided by financing activities of $463 million during the first six months of 2006. During the first six months of 2007, we decreased net borrowings by $356 million, issued 1,965,000 shares of common stock and received proceeds of $100 million. During the first six months of 2006, we increased net borrowings by $1.183 billion and repurchased 13.0 million shares of common stock for $653 million.

In addition to cash flows from operations, available sources of capital include amounts available under the senior secured credit facilities ($2.286 billion as of July 31, 2007) and anticipated access to public and private debt markets.

Investments of our professional liability insurance subsidiary to maintain statutory equity and pay claims (primarily claims that occurred prior to January 1, 2007) totaled $1.943 billion at June 30, 2007 and $2.143 billion at December 31, 2006, respectively. Claims payments, net of reinsurance recoveries, during the next twelve months are expected to approximate $250 million. Our wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts are included in the reserves for professional liability risks, as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. To minimize our exposure to losses from reinsurer insolvencies, we routinely monitor the financial condition of our reinsurers. The amounts receivable related to the reinsurance contracts were $45 million and $42 million at June 30, 2007 and December 31, 2006, respectively.

Financing Activities

Due to the Recapitalization, we are highly leveraged and have significant debt service requirements. Our debt totaled $28.096 billion at June 30, 2007, which represents a $16.432 billion increase from the total debt of $11.664 billion at June 30, 2006. Interest expense increased from $196 million in the second quarter of 2006 to $557 million in the second quarter of 2007. Interest expense for the six months ended June 30, 2007 and 2006 was $1.114 billion and $382 million, respectively. We expect our interest expense to increase from $955 million for the year ended December 31, 2006 to approximately $2.3 billion in 2007.

In connection with the Recapitalization, we entered into (i) a $2.000 billion senior secured asset-based revolving credit facility with a borrowing base of 85% of eligible accounts receivable, subject to customary reserves and eligibility criteria ($245 million available at June 30, 2007) (the “ABL credit facility”) and (ii) a senior secured credit agreement (the “cash flow credit facility” and, together with the ABL credit facility, the “senior secured credit facilities”), consisting of a $2.000 billion revolving credit facility ($1.858 billion available at June 30, 2007 after giving effect to certain outstanding letters of credit), a $2.750 billion term loan A ($2.694 billion outstanding at June 30, 2007), a $8.800 billion term loan B ($8.756 billion outstanding at June 30, 2007) and a €1.000 billion European term loan (€995 million or $1.341 billion outstanding at June 30, 2007). Obligations under the cash flow credit facility are guaranteed by substantially all material, wholly-owned U.S. subsidiaries, except those restricted under our 1993 Indenture. In addition, borrowings under the European term loan are guaranteed by all material, wholly-owned European subsidiaries.

Also in connection with the Recapitalization, we issued $4.200 billion of senior secured notes (comprised of $1.000 billion of 9 1/8% notes due 2014 and $3.200 billion of 9 1/4% notes due 2016) and $1.500 billion of 9 5/8% senior secured toggle notes (which allow us, at our option, to pay interest in kind during the first five years) due 2016, which are subject to certain standard covenants. The notes are guaranteed by certain of our subsidiaries.

In 2006, we issued $1.000 billion of 6.5% notes due 2016. Proceeds of $625 million were used to refinance the amounts outstanding under our 2005 term loan, and the remaining proceeds were used to pay down amounts advanced under our bank revolving credit facility.

Management believes that cash flows from operations, amounts available under our senior secured credit facilities and our anticipated access to public and private debt markets will be sufficient to meet expected liquidity needs during the next twelve months.

Liquidity and Capital Resources for 2006

Cash provided by operating activities totaled $1.845 billion in 2006 compared to $2.971 billion in 2005 and $2.954 billion in 2004. Working capital totaled $2.502 billion at December 31, 2006 and $1.320 billion at December 31, 2005. Cash flows provided by operating activities include income tax benefits related to the exercise of employee stock awards of $163 million and $50 million for the years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2006, income tax benefits related to the exercise of employee stock awards of $97 million were included in financing activities. The lower cash provided by operating activities in 2006 when compared to both 2005 and 2004 relates, primarily, to increases in income tax payments, net of refunds, of $524 million for 2006 compared to 2005 and $693 million for 2006 compared to 2004, and increases in accounts receivable, net of the provision for doubtful accounts, of $92 million for 2006 compared to 2005 and $404 million for 2006 compared to 2004.

Cash used in investing activities was $1.307 billion, $1.681 billion and $1.688 billion in 2006, 2005 and 2004, respectively. Excluding acquisitions, capital expenditures were $1.865 billion in 2006, $1.592 billion in 2005 and $1.513 billion in 2004. We expended $112 million, $126 million and $44 million for acquisitions of hospitals and health care entities during 2006, 2005 and 2004, respectively. During 2006, acquisitions included three hospitals and outpatient and ancillary services entities. During 2005 and 2004, the acquisitions were generally comprised of outpatient and ancillary services entities. Capital expenditures in all three years were funded by a combination of cash flows from operations and the issuance of debt.

The sales of nine hospitals were completed during 2006, and we received cash proceeds of $560 million. We also received proceeds of $91 million on the sales of real estate investments and our equity investment in a hospital joint venture. The sales of five hospitals were completed during 2005 and we received cash proceeds of $260 million.

Cash used in financing activities totaled $240 million in 2006, $1.212 billion in 2005 and $1.347 billion in 2004. The Recapitalization included the issuance of $19.964 billion of long-term debt, the receipt of $3.782 billion of equity contributions, the repurchase of $20.364 billion of common stock, the payment of $745 million related to Recapitalization related fees and expenses, and the retirement of $3.182 billion of existing long-term debt.

During 2006, we repurchased 13.1 million shares (excluding the Recapitalization) of our common stock for a total of $653 million. During 2005, we repurchased 36.7 million shares of our common stock for a total cost of $1.856 billion. During 2004, we repurchased 77.4 million shares of our common stock for a total cost of $3.109 billion. During 2005, we received cash inflows of $943 million related to the exercise of employee stock options.

In addition to cash flows from operations, available sources of capital include amounts available under our senior secured credit facilities ($1.8 billion as of December 31, 2006 and $2.5 billion as of February 28, 2007) and anticipated access to public and private debt markets.

Investments of our professional liability insurance subsidiary, to maintain statutory equity and pay claims, totaled $2.143 billion and $2.384 billion at December 31, 2006 and 2005, respectively. The amounts receivable related to reinsurance contracts were $42 million and $43 million at December 31, 2006 and 2005, respectively.

Financing Activities

Our debt totaled $28.408 billion at December 31, 2006 and represented a $17.933 billion increase from the total debt of $10.475 billion at December 31, 2005.

Proceeds from the senior secured credit facilities and the senior secured notes described under “Liquidity and Capital Resources for Six Months Ended June 30, 2007—Financing Activities” were used in connection with the closing of the Recapitalization and to repay the amounts owed under our previous bank credit agreements. In connection with the Recapitalization, we also tendered for all amounts outstanding under the 8.85% notes due 2007, the 7.00% notes due 2007, the 7.25% notes due 2008, the 5.25% notes due 2008 and the 5.50% notes due 2009 (collectively, the “Short-term Notes”). Approximately 97% of the $1.365 billion total outstanding amount under the Short-term Notes was repurchased pursuant to the tender.

In 2005, in connection with our modified “Dutch” auction tender offer, we entered into the 2005 term loan with several banks, which had a maturity of May 2006. Under this agreement, we borrowed $800 million. Proceeds from the 2005 term loan were used to partially fund the repurchase of our common stock. The proceeds of $175 million from the sales of hospitals in 2005 were used to repay a portion of the amounts outstanding under the 2005 term loan.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2006, maturities of contractual obligations and other commercial commitments are presented in the table below (dollars in millions):

	Payment due by Period
Contractual Obligations(a)	Total	Current	2-3 Years	4-5 Years	After 5 Years
Long-term debt including interest, excluding the senior secured credit facilities(b)	$25,272	$1,197	$2,370	$3,745	$17,960
Loans outstanding under the senior secured credit facilities, including interest(b)	22,535	1,390	2,892	3,235	15,018
Operating leases(c)	1,287	236	348	199	504
Purchase and other obligations(c)	27	17	5	5	—

Total contractual obligations	$49,121	$2,840	$5,615	$7,184	$33,482

Other Commercial Commitments Not Recorded on the Consolidated Balance Sheet	Commitment Expiration by Period
	Total	Current	2-3 Years	4-5 Years	After 5 Years
Letters of credit(d)	$134	$46	$—	$—	$88
Surety bonds(e)	131	126	5	—	—
Physician commitments(f)	37	34	2	1	—
Guarantees(g)	2	—	—	—	2

Total commercial commitments	$304	$206	$7	$1	$90

(a)	We have not included obligations to pay estimated professional liability claims ($1.584 billion at December 31, 2006) in this table. The estimated professional liability claims are expected to be funded by the designated investment securities that are restricted for this purpose ($2.143 billion at December 31, 2006).

(b)	Estimate of interest payments assumes that interest rates, borrowing spreads and foreign currency exchange rates at December 31, 2006, remain constant during the period presented.

(c)	Future operating lease obligations and purchase obligations are not recorded in our consolidated balance sheet.

(d)	Amounts relate primarily to instances in which we have letters of credit outstanding with insurance companies that issued workers compensation insurance policies to us in prior years. The letters of credit serve as security to the insurance companies for payment obligations we retained.

(e)	Amounts relate primarily to instances in which we have agreed to indemnify various commercial insurers who have provided surety bonds to cover damages for malpractice cases which were awarded to plaintiffs by the courts. These cases are currently under appeal and the bonds will not be released by the courts until the cases are closed.

(f)	In consideration for physicians relocating to the communities in which our hospitals are located and agreeing to engage in private practice for the benefit of the respective communities, we make advances to physicians, normally over a period of one year, to assist in establishing the physicians’ practices. The actual amount of these commitments to be advanced often depends upon the financial results of the physicians’ private practices during the recruitment agreement payment period. The physician commitments reflected were based on our maximum exposure on effective agreements at December 31, 2006.

(g)	We have entered into guarantee agreements related to certain leases.

Indebtedness

Senior Secured Credit Facilities

Overview

On November 17, 2006 in connection with the Recapitalization, we entered into the senior secured credit facilities with Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and bookrunners, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A. and Citicorp North America, Inc., as co-syndication agents and Merrill Lynch Capital Corporation, as documentation agent.

The senior secured credit facilities provide senior secured financing of $16.800 billion, consisting of:

•

$12.800 billion-equivalent in term loan facilities, comprised of a $2.750 billion senior secured term loan A facility with a term of six years, a $8.800 billion senior secured term loan B facility with a term of seven years and a €1.000 billion senior secured European term loan facility ($1.320 billion at December 31, 2006 and $1.341 billion at June 30, 2007) with a term of seven years; and

•

$4.000 billion in revolving credit facilities, comprised of a $2.000 billion senior secured asset-based revolving credit facility with a term of six years and a $2.000 billion senior secured revolving credit facility available in dollars, euros and pounds sterling with a term of six years. Availability under the asset-based revolving credit facility is subject to a borrowing base of 85% of eligible accounts receivable less customary reserves and to certain eligibility criteria.

HCA Inc. is the primary borrower under the senior secured credit facilities, except that a U.K. subsidiary is the borrower under the European term loan facility. The revolving credit facilities include borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans. A portion of the letter of credit availability under the cash-flow revolving credit facility is available in euros, dollars and pounds sterling. The asset-based revolving credit facility is documented in a separate loan agreement from the other senior secured credit facilities.

Interest Rate and Fees

Borrowings under the senior secured credit facilities bear interest at a rate equal to, at our option, either (a) LIBOR for deposits in the applicable currency for the relevant interest period plus an applicable margin or (b) the higher of (1) the prime rate of Bank of America, N.A. and (2) the federal funds effective rate plus 0.50%, plus an applicable margin. The applicable margin for borrowing under the senior secured credit facilities, with the exception of the term loan B (where the margin is static), may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we pay a commitment fee to the lenders under the revolving credit facilities in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum for the revolving credit facility and 0.375% for the asset-based revolving credit facility. Each of these commitment fee rates may be reduced subject to our attaining certain leverage ratios. We must also pay customary letter of credit fees.

Prepayments

The senior secured credit facilities (other than the asset-based revolving credit facility) require us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if our total leverage ratio is 5.50x or less and to 0% if our total leverage ratio is 5.00x or less) of our annual excess cash flow;

•

100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property, other than the Receivables Collateral, as defined below, if we do not (1) reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months as long as such reinvestment is completed within 180 days or (2) apply such proceeds within 15 months to repay debt of HCA Inc. that was outstanding on the effective date of the Merger scheduled to mature prior to the earliest final maturity of the senior secured credit facilities then outstanding; and

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from the receivables facilities and other debt permitted under the senior secured credit facilities.

The foregoing mandatory prepayments are applied among the term loan facilities (1) during the first three years after the effective date of the Merger, pro rata to such facilities based on the respective aggregate amounts of unpaid principal installments thereof due during such period, with amounts allocated to each facility being applied to the remaining installments thereof in direct order of maturity and (2) thereafter, pro rata to such facilities, with amounts allocated to each facility being applied, in the case of the term loan A facility, pro rata to the remaining installments thereof and, in the case of the term loan B facility or the European term loan facility, to the next eight unpaid scheduled installments of principal of such facility and then pro rata to the remaining amortization payments under such facility. Notwithstanding the foregoing, (i) proceeds of asset sales by foreign subsidiaries are applied solely to prepay European term loans until such term loans have been repaid in full and (ii) we are not required to prepay loans under the term loan A facility or the term loan B facility with net cash proceeds of asset sales or with excess cash flow, in each case attributable to foreign subsidiaries, to the extent that the repatriation of such amounts is prohibited or delayed by applicable local law or would result in material adverse tax consequences.

The asset-based revolving credit facility requires us to prepay outstanding loans if borrowings exceed the borrowing base.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay the loans under the term loan facilities as follows:

•

the term loan A facility amortizes in quarterly installments such that the aggregate amount of the original funded principal amount of such facility repaid pursuant to such amortization payments in each year, commencing with the year ending December 31, 2007, is equal to $112.5 million in years 1 and 2, $225 million in years 3 and 4, $450 million in year 5 and $1.625 billion in year 6; and

•

each of the term loan B facility and the European term loan facility amortizes in equal quarterly installments commencing March 31, 2007 in aggregate annual amounts equal to 1% of the original funded principal amount of such facility, with the balance being payable on the final maturity date of such term loans.

Principal amounts outstanding under the revolving credit facilities are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

Guarantee and Security

All obligations under the senior secured credit facilities are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under the 1993 Indenture (except for certain special purpose subsidiaries that only guarantee and pledge their assets under the asset-based revolving credit facility), and the obligations under the European term loan facility are also unconditionally guaranteed by HCA Inc. and each of our existing and future wholly owned material subsidiaries formed under the laws of England and Wales, subject, in each of the foregoing cases, to any applicable legal, regulatory or contractual constraints and to the requirement that such guarantee does not cause adverse tax consequences.

All obligations under the asset-based revolving credit facility, and the guarantees of those obligations, are secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of the receivables of the borrowers and each guarantor under such asset-based revolving credit facility (the “Receivables Collateral”).

All obligations under the senior secured credit facilities (other than the asset-based revolving credit facility), and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by:

•

a first-priority lien on the capital stock owned by HCA Inc. or by any U.S. guarantor in each of their respective first-tier subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the voting stock of such subsidiaries);

•

a first-priority lien on substantially all present and future assets of HCA Inc. and of each U.S. guarantor other than (i) “Principal Properties” (as defined in the 1993 Indenture) except for certain “Principal Properties” not to exceed 10% of “Consolidated Net Tangible Assets” (as defined under the 1993 Indenture), (ii) certain other real properties and (iii) deposit accounts, other bank or securities accounts, cash, leaseholds, motor-vehicles and certain other exceptions (such collateral under this and the preceding bullet, the “Non-Receivables Collateral”); and

•

a second-priority lien on certain of the Receivables Collateral (such portion of the Receivables Collateral, the “Shared Receivables Collateral”; the Receivables Collateral which does not secure such senior secured credit facilities on a second-priority basis is referred to as the “Separate Receivables Collateral”).

The obligations of the borrowers and the guarantors under the European term loan facility are also secured by substantially all present and future assets of such borrowers and each such guarantor (the “European Collateral”), subject to permitted liens and other exceptions (including, without limitation, exceptions for deposit accounts, other bank or securities accounts, cash, leaseholds, motor-vehicles and certain other exceptions) and subject to such security interests otherwise being permitted by applicable law and contract and not resulting in adverse tax consequences.

Certain Covenants and Events of Default

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•

prepay certain subordinated indebtedness (including the notes and certain other indebtedness existing on the effective date of the Merger (“Retained Indebtedness”)), subject to exceptions for repayments of Retained Indebtedness maturing prior to the senior secured credit facilities and, in certain cases, to satisfaction of a maximum first-lien leverage condition;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain subordinated indebtedness (including the notes); and

•	change our lines of business.

In addition, the senior secured credit facilities will require us to maintain the following financial covenants:

•

in the case of the asset-based revolving credit facility, a minimum interest coverage ratio (applicable only when availability under such facility is less than 10% of the borrowing base thereunder); and

•	in the case of the other senior secured credit facilities, a maximum total leverage ratio.

The senior secured credit facilities will also contain certain customary affirmative covenants and events of default, including a change of control.

The Notes

As described above, on November 17, 2006, in connection with the Recapitalization, we issued $4.200 billion of senior secured notes (comprised of $1.000 billion of 9 1/8% notes due 2014 and $3.200 billion of 9¼% notes due 2016) and $1.500 billion of 9 5/8% senior secured toggle notes due 2016. These notes are guaranteed by certain of our subsidiaries. The notes contain covenants that limit our and our restricted subsidiaries’ ability to, among other things, incur additional indebtedness or issue certain preferred shares, make restricted payments, sell or transfer assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and enter into certain transactions with our affiliates.

Other Indebtedness

Senior Notes, Debentures and Medium Term Notes

As of June 30, 2007, we have outstanding an aggregate principal amount of $6.873 billion and £150 million of senior notes and debentures issued under our 1993 Indenture, consisting of the following series:

•	$7,196,000 aggregate principal amount of 7.00% Senior Notes due 2007;

•	$16,035,000 aggregate principal amount of 7.25% Senior Notes due 2008;

•	$2,097,000 aggregate principal amount of 5.25% Senior Notes due 2008;

•	$3,488,000 aggregate principal amount of 5.50% Senior Notes due 2009;

•	$691,170,000 aggregate principal amount of 8.75% Senior Notes due 2010;

•	£150,000,000 aggregate principal amount of 8.75% Senior Notes due 2010;

•	$475,820,000 aggregate principal amount of 7.875% Senior Notes due 2011;

•	$500,000,000 aggregate principal amount of 6.95% Senior Notes due 2012;

•	$500,000,000 aggregate principal amount of 6.30% Senior Notes due 2012;

•	$500,000,000 aggregate principal amount of 6.25% Senior Notes due 2013;

•	$500,000,000 aggregate principal amount of 6.75% Senior Notes due 2013;

•	$500,000,000 aggregate principal amount of 5.75% Senior Notes due 2014;

•	$750,000,000 aggregate principal amount of 6.375% Senior Notes due 2015;

•	$1,000,000,000 aggregate principal amount of 6.50% Senior Notes due 2016;

•	$291,436,000 aggregate principal amount of 7.69% Senior Notes due 2025;

•	$250,000,000 aggregate principal amount of 7.50% Senior Notes due 2033;

•	$150,000,000 aggregate principal amount of 7.19% Debentures due 2015;

•	$135,645,000 aggregate principal amount of 7.5% Debentures due 2023;

•	$150,000,000 aggregate principal amount of 8.36% Debentures due 2024;

•	$150,000,000 aggregate principal amount of 7.05% Debentures due 2027;

•	$100,000,000 aggregate principal amount of 7.75% Debentures due 2036; and

•	$200,000,000 aggregate principal amount of 7.50% Debentures due 2095.

We also have outstanding $121,180,000 aggregate principal amount of our 8.70% Medium Term Notes due 2010; $121,110,000 aggregate principal amount of our 9.00% Medium Term Notes due 2014; and $125,000,000 aggregate principal amount of our 7.58% Medium Term Notes due 2025.

All of our outstanding series of senior notes, debentures and medium term notes were issued under the 1993 Indenture. The terms of the 1993 Indenture governing the existing senior notes, debentures and medium term notes provide that in addition to customary events of default, the aggregate amount of all other indebtedness of HCA secured by mortgages on “Principal Properties” (as such term is defined in the indenture) together with the aggregate principal amount of all indebtedness of restricted subsidiaries (as such term is defined in the 1993 Indenture) may not exceed 15% of the consolidated net tangible assets of HCA and its consolidated subsidiaries.

Other Secured Indebtedness

We had outstanding approximately $422 million of capital leases and other secured debt as of June 30, 2007.

Under our lease with HRT of Roanoke, Inc., effective December 20, 2005, we make annual payments for rent and additional expenses for the use of premises in Roanoke and Salem, Virginia. The rent payments will increase each year beginning January 1, 2007 by the lesser of 3% or the change in the Consumer Price Index. The lease is for a fixed-term of 12 years with the option to extend the lease for another ten years.

Under our lease with Medical City Dallas Limited, effective March 18, 2004, we make annual payments for rent for the use of premises that are a part of a complex known as “Medical City Dallas” located in Dallas, Texas. The rent payment is adjusted yearly based on the fair market value of the premises and a capitalization rate. The initial term is 240 months with the option to extend for two more terms of 240 months each.

Covenant Compliance

Under our senior secured credit facilities, we are required to satisfy and maintain specified financial ratios. Our continued ability to meet these ratios can be affected by events beyond our control, and we cannot assure you that we will meet these ratios. A breach of any of the covenants under our senior secured credit facilities could result in a default under those facilities. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Any such acceleration would also result in a default under the indenture governing the notes. Additionally, incurrence-based financial ratios under certain provisions of the indenture governing the notes may limit our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends. See “Risk Factors—Risks Related to Our Indebtedness.”

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of our wholly-owned insurance subsidiary were $1.897 billion and $46 million, respectively, at June 30, 2007. These investments are carried at fair value, with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. The fair value of investments is generally based on quoted market prices. At June 30, 2007, we had a net unrealized gain of $4 million on the insurance subsidiary’s investment securities. If the insurance subsidiary were to experience significant declines in the fair value of its investments, this could require additional investment by us to allow the insurance subsidiary to satisfy its minimum capital requirements.

We are also exposed to market risk related to changes in interest rates and we periodically enter into interest rate swap agreements to manage our exposure to these fluctuations. Our interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not our assets or liabilities. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives have been recognized in the financial statements at their respective fair values. Changes in the fair value of these derivatives are included in other comprehensive income.

With respect to our interest-bearing liabilities, approximately $6.456 billion of long-term debt at June 30, 2007 is subject to variable rates of interest, while the remaining balance in long-term debt of $21.640 billion at June 30, 2007 is subject to fixed rates of interest. Both the general level of interest rates and, for the senior secured credit facilities, our leverage affect our variable interest rates. Our variable debt is comprised primarily of amounts outstanding under the senior secured credit facilities. Borrowings under the senior secured credit facilities bear interest at a rate equal to, as determined by the type of borrowing, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus 1/2 of 1% and (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period, plus, in each case, an applicable margin. The applicable margin for borrowings under the senior secured credit facilities, with the exception of term loan B where the margin is static, may be reduced subject to attaining certain leverage ratios. On February 16, 2007, we amended the cash flow credit facility to reduce the applicable margins with respect to the term loan borrowings thereunder. On June 20, 2007, we amended the ABL credit facility to reduce the applicable margin with respect to borrowings thereunder.

Due primarily to the lowering of our credit ratings in connection with the Recapitalization, the average rate for our long-term debt increased from 7.0% at June 30, 2006 to 7.7% at June 30, 2007. The estimated fair value of our total long-term debt was $28.366 billion at June 30, 2007. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized reduction to future pretax earnings would be approximately $65 million. To mitigate the impact of fluctuations in interest rates, we generally target a portion of our debt portfolio to be maintained at fixed rates.

Our international operations and the European term loan expose us to market risks associated with foreign currencies. In order to mitigate the currency exposure related to debt service obligations through December 31, 2011 under the European term loan, we have entered into cross currency swap agreements. A cross currency swap is an agreement between two parties to exchange a stream of principal and interest payments in one currency for a stream of principal and interest payments in another currency over a specified period.

Financial Instruments

Derivative financial instruments are employed to manage risks, including foreign currency and interest rate exposures, and are not used for trading or speculative purposes. We recognize derivative instruments, such as interest rate swap agreements and foreign exchange contracts, in the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in stockholders’ equity, as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur.

Changes in the value of financial instruments denominated in foreign currencies used as hedges of the net investment in foreign operations are reported in other comprehensive income. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in earnings.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to expense over the remaining period of the debt originally covered by the terminated swap.

Effects of Inflation and Changing Prices

Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenues for general, acute care hospital services rendered to Medicare patients are established under the federal government’s prospective payment system. Total Medicare revenues approximated 26% in 2006, 27% in 2005 and 28% in 2004 of our total patient revenues.

Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

Pending IRS Disputes

We are currently contesting before the Appeals Division of the Internal Revenue Service (the “IRS”) certain claimed deficiencies and adjustments proposed by the IRS in connection with its examination of the 2001 and 2002 federal income tax returns for HCA and certain affiliates that are treated as partnerships for federal income tax purposes (“affiliated partnerships”). During 2006, the IRS began an examination of the 2003 and 2004 federal income tax returns for HCA and 19 affiliated partnerships. The IRS has not determined the final amount of additional income tax, interest and penalties that it may claim upon completion of these examinations. The disputed items pending before the IRS Appeal Division or proposed by the IRS Examination Division through June 30, 2007 include the deductibility of a portion of the 2001 government settlement payment, the timing of recognition of certain patient service revenues in 2001 through 2004, the method for calculating the tax allowance for doubtful accounts in 2002, and the amount of insurance expense deducted in 2001 and 2002. Through June 30, 2007, the IRS is seeking an additional $655 million in income taxes (this amount has increased as discussed in “Risk Factors—Risk Related to Our Business—We may be subject to liabilities from claims by the IRS.”), interest and penalties with respect to these issues. This amount is net of a refundable deposit of $215 million that we made during 2006. We expect the IRS will complete its examination of the 2003 and 2004 federal income tax returns and begin an examination of our 2005 and 2006 federal income tax returns within the next twelve months.

During the first quarter of 2007, we reached a settlement with the IRS Appeals Division regarding the timing of recognition of certain patient service revenue in 2000 and the amount of insurance expense deducted during 1999 and 2000. As a result of the settlement, we paid $10 million of additional income tax and interest in April 2007, which did not materially affect our results of operations.

During 2003, the United States Court of Appeals for the Sixth Circuit affirmed a United States Tax Court (“Tax Court”) decision received in 1996 related to the IRS examination of Hospital Corporation of America’s 1987 through 1988 federal income tax returns, in which the IRS contested the method that Hospital Corporation of America used to calculate its tax allowance for doubtful accounts. Due to the volume and complexity of calculating the tax allowance for doubtful accounts, the IRS has not determined the amount of additional tax and interest that it may claim for taxable years after 1988. Thirty-one federal taxable periods for HCA, its predecessors and subsidiaries from 1987 through 1996 are affected by the Tax Court decision. These taxable periods are pending before the IRS Examination Division, the Tax Court and the United States Court of Federal Claims. In 2004, we made a payment of $109 million for additional federal tax and interest, based on our estimate of amounts due for taxable periods through 1996. As of June 30, 2007, we and the IRS had reached agreement with respect to the tax and interest computations for two of the 31 federal taxable periods.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, its predecessors, subsidiaries and affiliates properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS and that final resolution of these disputes will not have a material, adverse effect on our results of operations or financial position.

BUSINESS

Our Company

We are the largest and most diversified investor-owned health care services provider in the United States. As of June 30, 2007, we operated 172 hospitals and 107 freestanding surgery centers in 20 states, England and Switzerland (including eight nonconsolidated hospitals and nine nonconsolidated surgery centers managed under joint ventures) and had approximately 183,000 employees and 35,000 affiliated physicians. For the year ended December 31, 2006, we generated revenues of $25.477 billion and net income of $1.036 billion, and for the six months ended June 30, 2007, we generated revenues of $13.406 billion and net income of $296 million.

Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our general, acute care hospitals typically provide a full range of services to accommodate such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. Outpatient and ancillary health care services are provided by our general, acute care hospitals, freestanding surgery centers, diagnostic centers and rehabilitation facilities. Our psychiatric hospitals provide a full range of mental health care services through inpatient, partial hospitalization and outpatient settings.

We also provide a variety of management services to our health care facilities, including patient safety programs; ethics and compliance programs; national supply contracts; equipment purchasing and leasing contracts; accounting, financial and clinical systems; governmental reimbursement assistance; construction planning and coordination; information technology systems and solutions; legal counsel; human resources services; and internal audit services.

Our Industry

The U.S. health care industry is large and growing. According to the Centers for Medicare & Medicaid Services (“CMS”), the federal agency that administers the Medicare and Medicaid programs, U.S. health expenditures increased from 9.1% of gross domestic product (“GDP”), or $254 billion, in 1980 to 15.9%, or $1.9 trillion, in 2004. Additionally, CMS estimates that hospital spending, which has a 25-year track record of growth, currently represents more than 30% of total health care spending and is expected to grow at a 7.2% compounded annual growth rate from 2005 through 2015, reaching $1.2 trillion by 2015.

We believe that we are well positioned to benefit from the expected growth in hospital spending as well as the following hospital industry fundamentals:

Demographics. An aging population and longer life expectancies are expected to increase the demand for health care services in the United States. There are approximately 36 million Americans aged 65 or older, according to the U.S. Census Bureau’s 2004 interim projections. This age group is expected to increase to approximately 40 million by 2010 and approximately 47 million by 2015, significantly increasing the number of eligible Medicare beneficiaries. According to CMS, Americans aged 65 or older spend 300% more per capita on hospital care as compared to the remainder of the U.S. population. The hospital industry is expected to benefit from these trends as a result of the corresponding increase in the demand for health care services.

Stable Reimbursement Environment. The acute care hospital sector is characterized by a stable Medicare reimbursement and commercial pricing environment. In the United States, general acute care hospitals are instrumental to the delivery of quality health care and represent a critical element of the overall health care infrastructure. Approximately 85% of these hospitals are owned and managed by not-for-profit or government entities that, according to the American Hospital Association (“AHA”), tend to have lower operating margins than investor-owned hospitals. We believe that Medicare, which accounts for approximately 30% of total hospital spending, will continue to provide appropriate pricing increases that will enable hospitals to provide high quality clinical care. For fiscal 2007, Medicare has budgeted a total payment increase of $3.4 billion for acute care inpatient services, which we believe is consistent with recent historical experience. CMS forecasts Medicare hospital spending to nearly double over the next 10 years.

Commercial pricing has also been stable for hospital providers, and we believe commercial payors typically offer rate increases that exceed those offered by Medicare. With respect to commercial reimbursement, based on our experience, well-positioned hospital companies generally have been successful at receiving mid to high single-digit private pay increases over the past few years, and we expect this trend to continue.

Stable Industry Operating Margins. Over the past twenty years, the hospital industry has demonstrated an ability to manage its cost structure in response to changes in the reimbursement environment. Similarly, the hospital industry has managed unexpected cost increases due to exogenous factors, such as labor shortages or medical technology advances, by achieving increased levels of reimbursement from government and commercial payors. As a result, industry-wide margins historically have been stable. According to AHA, industry-wide operating margins increased approximately 200 basis points from 1990 to 2004, and while there were periods of modest margin expansion and contraction, in no five-year period did margins decline more than two percentage points.

Our Strengths

Largest Provider with a Diversified Revenue Base. We are the largest and most diversified investor-owned health care services provider in the United States. We maintain a diverse portfolio of assets with no single facility contributing more than 2.3% of revenue and no single metropolitan statistical area contributing more than 7.5% of revenue for the year ended December 31, 2006. In addition, we maintain a diversified payor base, including approximately 2,600 managed care contracts, with no one commercial payor representing more than 7% of revenue in the year ended December 31, 2006. We believe that our broad geographic footprint and diverse revenue base limit exposure to any single local market. We also provide a diverse array of medical and surgical services across different settings ranging from large hospitals to ambulatory surgery centers (“ASCs”), which, we believe, limits our exposure to changes in reimbursement policies targeting specific services or care settings.

Leading Market Positions. We maintain the number one or two inpatient position in nearly all of our markets, with our share of local inpatient admissions typically ranging from 20% to 40%. Additionally, we believe we have the leading position in one or more clinical areas, such as cardiology or orthopedics, in many of our markets. As a result, our hospitals are in demand by patients and large employers, which enables us to negotiate for favorable rates and terms from a wide range of commercial payors.

Strong Presence in High Growth Markets. We have a leading market share in 13 of the 20 fastest growing markets in the United States with a population of greater than one million, including a significant presence in Florida and Texas, both of which are expected to grow in population at a rate higher than the national average. We believe that the majority of the high growth markets in which we have a presence will experience more rapid growth among the population aged 65 or older than the national average. We believe we will benefit from our presence in these key markets due to an expected increase in hospital spending.

Well-Capitalized Portfolio of High-Quality Assets. We have invested over $8.5 billion in our facilities over the past five years to expand the range, and improve the quality, of services provided at our facilities. As a result of our disciplined and strategic deployment of capital, we believe our hospitals enjoy a competitive advantage to attract high-quality physicians, maximize cost efficiencies and address the health care needs of our local communities.

Leading Provider of Outpatient Services. We are one of the largest providers of outpatient services in the United States, and these outpatient services accounted for approximately 36% of our revenues in 2006. The scope of our outpatient services reflects a recent trend toward the provision of an increasing number of services on an outpatient basis. An important component of our strategy is to achieve a fully integrated delivery model through the development of market-leading outpatient services, both to address outpatient migration and to provide higher growth, higher margin services.

Reputation for Quality. Since our founding, we have maintained an unwavering focus on patients and clinical outcomes, which has earned us a leading reputation with the physicians, employees and communities that are our constituents. We have invested extensively in quality over the past 10 years, with an emphasis on implementing information technology and adopting industry-wide best practices and clinical protocols. As a result of these efforts, settled professional liability claims, based on actuarial projections per 1,000 beds, have dropped from 14.5 in 1997 to 10.0 in 2006. We also previously participated in the CMS National Voluntary Hospital Reporting Initiative and now participate in its successor, the Hospital Quality Alliance (“HQA”), which currently requires hospitals to report on their compliance with 21 measures of quality for four conditions affecting hospital inpatients in order to receive a full Medicare market basket payment increase. We believe quality measures increasingly will influence physician and patient choices about health care delivery and maximize our reimbursement as payors put more emphasis on performance. Our reputation and focus on providing high-quality patient care continue to make us the provider of choice for thousands of individual healthcare consumers, physicians and payors.

Proven Ability to Innovate. We strive to be at the forefront of industry best practices and expect to continue to increase our operational efficiency through a variety of strategic initiatives. Our previous operating improvement initiatives include:

•

Leveraging Our Purchasing Power. We have established a captive group purchasing organization (“GPO”) to partner with other health care services providers to take advantage of our combined purchasing power. Our GPO generated $87 million, $101 million and $86 million of administrative fees from suppliers in 2004, 2005 and 2006, respectively, for performing GPO services and significantly lowered our supply costs. Because of our scale, our GPO has a per-unit cost advantage over competitors that we believe ranges from 5% to 15%.

•

Centralizing Our Accounts Receivable Collection Efforts. We have built regional service centers to create efficiencies in billing and collection processes, particularly with respect to payment disputes with managed care companies. This effort has resulted in incremental cash collected annually.

•

Reducing Financial Impact of Uninsured Admissions. Beginning in 2004, we instituted at a small group of our hospitals a pilot program called the Qualified Medical Practitioner Program (“QMP”). The QMP is designed to reduce crowding at emergency rooms experiencing high volumes of low-intensity patients by informing patients of the most appropriate setting from which they may obtain treatment. Under the QMP, patients who meet certain criteria under federal guidelines are clinically examined to determine if their cases are emergencies or if treatment in a physician’s office or clinic would be more appropriate.

Demonstrated Strong and Stable Cash Flows. Our leading market positions, diversified revenues, focus on operational efficiency and high-quality portfolio of assets have enabled us to generate strong and stable operating cash flows over the past several years. We generated EBITDA of $3.786 billion in 2004, $4.178 billion in 2005 and $4.007 billion in 2006 and cash flows from operating activities of $2.954 billion in 2004, $2.971 billion in 2005 and $1.845 billion in 2006. We believe that expected demand for hospital and outpatient services, together with our diversified payor base, geographic locations and service offerings, will allow us to continue to generate strong cash flows.

Experienced Management Team with Significant Equity Investment. Members of our management team are widely considered leaders in the hospital industry. Chairman and Chief Executive Officer Jack Bovender, Jr. has been with us for over 28 years and has been CEO for the past five years. In addition, Mr. Bovender was a hospital administrator during our 1989 buyout. President and Chief Operating Officer Richard Bracken began his career with us approximately 25 years ago and has held various executive positions with the Company. Executive Vice President and Chief Financial Officer R. Milton Johnson joined us over 24 years ago and has held various positions in financial operations at the Company. In addition, we benefit from our team of world-class operators who have the experience and talent necessary to run a complex business.

In connection with the Recapitalization, several of our senior executive officers and other employees rolled over stock options or shares of our company or made additional cash investments in an aggregate amount of $125 million. We also implemented a stock incentive plan under which approximately 1,500 employees (including executive officers) are eligible to receive options covering up to 10% of our fully diluted equity immediately after consummation of the Recapitalization. In addition, on January 30, 2007, we completed an offering of 781,960 shares of our common stock to approximately 570 of our employees for an aggregate purchase price of $40 million.

Our Strategy

We are committed to providing high quality, cost-effective health care while complying fully with our ethics policy, governmental regulations and guidelines and industry standards. The principal elements of our strategy are as follows:

Leverage Our Leading Local Market Positions. We strive to maintain and enhance the leading positions that we enjoy in the majority of our markets. We believe that the broad geographic presence of our facilities across a range of markets, in combination with the breadth and quality of services provided by our facilities, increases our attractiveness to patients and large employers and positions us to negotiate more favorable terms from commercial payors and increase the number of payors with whom we contract. We also intend to strategically enhance our outpatient presence in our communities and increase our local marketing efforts to attract more patients to our facilities.

Expand Our Presence in Key Markets. We seek to grow our business in key markets, focusing on large, high growth urban and suburban communities, primarily in the southern and western regions of the United States. We seek to strategically invest in new and expanded services at our existing hospitals and surgery centers to increase our revenues at those facilities and provide the benefits of medical technology advances to our communities. For example, we intend to continue to expand high volume and high margin specialty services, such as cardiology and orthopedic services, and increase the capacity, scope and convenience of our outpatient facilities. To complement this organic growth, we intend to continue to opportunistically develop and acquire new hospitals and outpatient facilities. We believe these initiatives will enable us to grow our volumes, increase our acuity mix and enhance our operating margins, while simultaneously satisfying unmet demand in our existing markets.

Continue to Leverage Our Scale. We will continue to obtain price efficiencies through our GPO and to build on the cost savings and efficiencies in billing, collection and other processes we have achieved through our regional service centers. We are increasingly taking advantage of our national scale by contracting for services on a multistate basis. We will explore the feasibility of replicating our successful shared services model for additional clinical and support functions, such as physician credentialing, medical transcription and electronic medical recordkeeping, across multiple markets. We continuously seek new ways to leverage our scale to generate operating efficiencies and increase cash flow.

Continue to Develop Enduring Physician Relationships. We depend on the quality and dedication of the physicians who serve at our facilities, and we aggressively recruit both primary care physicians and key specialists to meet community needs and improve our market position. We strategically recruit physicians, often assisting them in establishing a practice or joining an existing practice where there is a community need and providing support to build their practices in compliance with regulatory standards. We intend to improve both service levels and revenues in our markets by:

•	expanding the number of high quality specialty services, such as cardiology, orthopedics, oncology and neonatology;

•	continuing to use joint ventures with physicians to further develop our outpatient business, particularly through ambulatory surgery centers and outpatient diagnostic centers;

•	developing medical office buildings to provide convenient facilities for physicians to locate their practices and serve their patients; and

•	continuing our focus on improving hospital quality and performance and implementing advanced technologies in our facilities to attract physicians to our facilities.

Become the Health Care Employer of Choice. We will continue to use a number of industry-leading practices to help ensure that our hospitals are a health care employer of choice in their respective communities. Our staffing initiatives for both care providers and hospital management provide strategies for recruitment, compensation and productivity to increase employee retention and operating efficiency at our hospitals. For example, we maintain an internal contract nursing agency to supply our hospitals with high quality staffing at a lower cost than external agencies. In addition, we have developed training and career development programs for our physicians and hospital administrators, including an executive development program designed to train the next generation of hospital leadership. We believe that our continued investment in the training and retention of employees improves the quality of care, enhances operational efficiency and fosters employee loyalty.

Maintain Our Dedication to the Care and Improvement of Human Life. Our business is built on putting patients first and providing high quality health care services in the communities we serve. Our dedicated professionals oversee our Quality Review System, which measures clinical outcomes, satisfaction and regulatory compliance to improve hospital quality and performance. In addition, we continue to implement advanced health information technology to improve the quality and convenience of services to our communities. We are building on our advanced electronic medication administration record, which uses bar coding technology to ensure that each patient receives the right medication, toward a fully electronic health record that provides convenient access, electronic order entry and decision support for physicians. These technologies improve patient safety, quality and efficiency. Above all, we remain committed to a corporate culture that places a high value on compassion, honesty, integrity, fairness, loyalty, respect and kindness.

Maintain Our Commitment to Ethics and Compliance. We are committed to a corporate culture highlighted by the following values—compassion, honesty, integrity, fairness, loyalty, respect and kindness. Our comprehensive ethics and compliance program reinforces our dedication to these values.

Business Drivers and Measures

Our Financial Policies and Objectives

We seek to optimize our financial and operating performance by implementing the business strategy set forth under “—Our Strategy.” Our success in implementing this strategy depends, in turn, on our ability to fulfill our financial policies and objectives, which include the following:

•

Operations: We plan to focus on our core operations—the provision of high quality, cost-effective health care in large, high growth urban and suburban communities, primarily in the southern and western regions of the United States. Our specific policies designed to maintain this focus include:

•	use physician recruitment and investments in new and expanded services to drive use of our facilities;

•	seek rate increases from managed care payors commensurate with increases in our underlying costs to provide high quality services;

•	manage operating expenses by, among other methods, leveraging our scale;

•	seek cost savings from reductions in our workforce, staffing reconfigurations and reductions in variable marketing and advertising expenses; and consider divesting non-core assets, where appropriate.

•	Leverage: We expect to have significant indebtedness for the foreseeable future. However, we expect to:

•

manage our floating interest rate exposure, including through the fixed-pay interest rate swap agreements for which we are the counterparty on $8.0 billion of our senior secured credit facility debt; and

•	endeavor to improve our credit quality over time.

•	Capital Expenditures: We plan to maintain a disciplined capital expenditure approach by:

•	targeting new investments with potentially high returns;

•	deploying capital strategically to improve our competitive position and market share and to enhance our operations; and

•	manage discretionary capital expenditures based on the strength of our cash flow.

Operational Factors

In pursuing our business and our financial policies and objectives, we pay close attention to a number of performance measures and operational factors.

Our revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges and negotiated payment rates for such services. Our expenses depend upon the levels of salaries and benefits to our employees, the cost of supplies and other operating expenses. To monitor these variables, we use a variety of metrics, including those described below.

•	Volume Measures:

•	admissions, which is the total number of patients admitted to our hospitals and which we use as a measure of inpatient volume;

•	equivalent admissions, which is a measure of patient volume that also takes into account outpatient volume;

•	the payor mix of our admissions, i.e., the percentage of our admissions related to Medicare, Medicaid, managed Medicare, managed Medicaid, managed care and other insurers, and uninsured patients;

•	emergency room visits;

•	inpatient and outpatient surgeries; and

•	the average daily census of patients in our hospital beds.

•	Pricing Measures:

•	revenue per equivalent admission; and

•	revenue, minus our provision for doubtful accounts, per equivalent admission.

•	Expense Measures:

•	salaries and benefits expense per equivalent admission;

•	supplies expense per equivalent admission;

•	other operating expenses (including contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and nonincome taxes) per equivalent admission; and

•	operating expenses, minus our provision for doubtful accounts, per equivalent admission.

We set forth the volume measures described above, except for payor mix, for the years ended December 31, 2004, 2005 and 2006 under the heading “Operating Data” in “Summary—Summary Historical and Pro Forma Financial and Other Data.” We give details about the payor mix for these periods in “—Results of Operations—Revenue/Volume Trends.”

The pricing and expense measures described above can be derived by dividing (1) the amounts from the applicable line items in our income statement (minus our provision for doubtful accounts, where indicated) by (2) equivalent admissions, which are set forth under the heading “Operating Data” in “Summary—Summary Historical and Pro Forma Financial and Other Data.”

Addressing Uninsured and Self-Pay Patients

An increase in self-pay accounts receivable in our industry has led many hospital companies, including our company, to increase their write-offs of accounts receivable and increase their provisions for doubtful accounts.

A high percentage of our uninsured patients are initially admitted through our emergency rooms. For the year ended December 31, 2006, approximately 76% of our admissions of uninsured patients occurred through our emergency rooms. EMTALA requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the individual to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment.

We are taking proactive measures to reduce our provisions for doubtful accounts by, among other things:

•

screening all patients, including the uninsured, through our developing QMP program, to determine the appropriate care setting in light of their condition, while reducing the potential for bad debt; and

•	increasing up-front collections from patients subject to co-pay and deductible requirements and uninsured patients.

Our up-front collections have increased from $185 million in 2004 to $258 million in 2005 to $269 million in 2006.

Business Segments

On January 1, 2006, we reorganized our company into the following three geographically organized groups:

•

Western Group. The Western Group is comprised of the markets in Alaska, California, Colorado, Idaho, Kansas, Nevada, Oklahoma, Texas and Utah. Samuel Hazen, who has held various positions with HCA for 24 years, is the Western Group’s President. As of December 31, 2006, there were 54 consolidating hospitals within the Western Group. In many of our Western Group markets, we maintain the number one or two inpatient market position, based on inpatient admissions. The Western Group includes all seven of our non-consolidated hospitals, with respect to which major strategic and operating decisions are shared equally with non-HCA partners. For the year ended December 31, 2006, the Western Group generated revenues of $10.495 billion.

•

Central Group. The Central Group is comprised of the markets in Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, New Hampshire, Tennessee and Virginia. Paul Rutledge, who has held various positions with HCA for 20 years, is the Central Group’s President. As of December 31, 2006, there were 51 consolidating hospitals within the Central Group. For the year ended December 31, 2006, the Central Group generated revenues of $5.514 billion.

•

Eastern Group. The Eastern Group is comprised of the markets in Florida, Georgia and South Carolina. Charles Hall, who has held various positions with HCA for 20 years, is the Eastern Group’s President. As of December 31, 2006, there were 53 consolidating hospitals within the Eastern Group. For the year ended December 31, 2006, the Eastern Group generated revenues of $8.609 billion.

We also owned and operated eight hospitals in England and Switzerland as of December 31, 2006, which are included in our Corporate and Other Segment. These international facilities generated revenues of $743 million for the year ended December 31, 2006.

On July 20, 2007, we completed the sale of our two Switzerland hospitals for $394 million. These were the only hospitals we owned or operated in Switzerland, and we expect to recognize a pretax gain of approximately $310 million on the sale. Proceeds from the sale were used to reduce the outstanding balance under our European term loan.

The reorganization created smaller groups and correspondingly smaller division and market structures. This change was designed to augment our market-based strategy by encouraging hospitals in a market to work together as a system to provide integrated services to their respective community. This new structure allows our management to focus on more manageable groupings of hospitals and provide them with more direct support.

Note 13 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements contain information by segment on our revenues, equity in earnings of affiliates, adjusted segment EBITDA, depreciation and amortization, assets and goodwill for the years ended December 31, 2004, 2005 and 2006 and the quarters and six months ended June 30, 2006 and 2007, respectively.

Health Care Facilities

We currently own, manage or operate hospitals; freestanding surgery centers; diagnostic and imaging centers; radiation and oncology therapy centers; comprehensive rehabilitation and physical therapy centers; and various other facilities.

At December 31, 2006, we owned and operated 160 general, acute care hospitals with 38,754 licensed beds, and an additional six general, acute care hospitals with 2,127 licensed beds are operated through joint ventures that are accounted for using the equity method. Most of our general, acute care hospitals provide medical and surgical services, including inpatient care, intensive care, cardiac care, diagnostic services and emergency services. The general, acute care hospitals also provide outpatient services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Each hospital has an organized medical staff and a local board of trustees or governing board, made up of members of the local community.

Our hospitals do not typically engage in extensive medical research and education programs. However, some of our hospitals are affiliated with medical schools and may participate in the clinical rotation of medical interns and residents and other education programs.

At December 31, 2006, we operated six psychiatric hospitals with 600 licensed beds. Our psychiatric hospitals provide therapeutic programs including child, adolescent and adult psychiatric care, adult and adolescent alcohol and drug abuse treatment and counseling.

Outpatient health care facilities operated by us include freestanding surgery centers, diagnostic and imaging centers, comprehensive outpatient rehabilitation and physical therapy centers, outpatient radiation and oncology therapy centers and various other facilities. These outpatient services are an integral component of our strategy to develop comprehensive health care networks in select communities. Several of our surgery centers are operated through partnerships, with majority ownership of each partnership typically held by a general partner that is an affiliate of HCA.

The operating agreements governing our hospital joint ventures and our surgery center partnerships allocate profits and losses to the partners in proportion to their respective membership interests in a given joint venture or partnership. These agreements also generally prohibit the partners from operating competing businesses within a stated distance of, or geographic area around, the hospital or surgery center operated by the joint venture or partnership, as the case may be, and restrict transfers of membership interests primarily through rights of first refusal in favor of the other partners and/or the joint venture itself.

As part of our ongoing business strategy, we enter into agreements to acquire or divest various facilities, including, but not limited to, hospitals, surgery centers and medical offices. To the extent we are divesting facilities, most of the agreements subject us to non-competition clauses for a stated period following the closing of the divestiture. In each case, the non-competition clause is limited geographically to the particular county of, or a stated distance around, the divested facility. These agreements also provide that we indemnify the buyers for certain liabilities that relate to the period during which we owned the facilities and breaches of the representations and warranties contained in the agreements. The agreements often provide certain limitations and procedural obligations relative to the buyers’ rights to indemnification, including a limitation that certain indemnity claims cannot exceed the purchase price. In connection with acquisitions of facilities, many of the agreements require us to undertake, for a stated period, certain capital expenditures and other obligations, such as agreements not to close any acquired facility and to provide the same level of charitable and indigent care as was provided prior to our acquisition of the facility.

Certain of our affiliates provide capital resources and a variety of management services to our health care facilities, including patient safety programs; ethics and compliance programs; national supply contracts; equipment purchasing and leasing contracts; accounting, financial and clinical systems; governmental reimbursement assistance; construction planning and coordination; information technology systems and solutions; legal counsel; human resources services; and internal audit services.

Hospital Utilization

We believe that the most important factors relating to the overall utilization of a hospital are the quality and market position of the hospital and the number and quality of physicians and other health care professionals providing patient care within the facility. Generally, we believe the ability of a hospital to be a market leader is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors that impact utilization include the growth in local population, local economic conditions and market penetration of managed care programs.

The following table sets forth certain operating statistics for our health care facilities. Health care facility operations are subject to certain seasonal fluctuations, including decreases in patient utilization during holiday periods and increases in the cold weather months. The data set forth in this table includes only those facilities that are consolidated for financial reporting purposes.

	Years Ended December 31,
	2002	2003	2004	2005	2006
Number of hospitals at end of period(a)	173	184	182	175	166
Number of freestanding outpatient surgery centers at end of period(b)	74	79	84	87	98
Number of licensed beds at end of period(c)	39,932	42,108	41,852	41,265	39,354
Weighted average licensed beds(d)	39,985	41,568	41,997	41,902	40,653
Admissions(e)	1,582,800	1,635,200	1,659,200	1,647,800	1,610,100
Equivalent admissions(f)	2,339,400	2,405,400	2,454,000	2,476,600	2,416,700
Average length of stay (days)(g)	5.0	5.0	5.0	4.9	4.9
Average daily census(h)	21,509	22,234	22,493	22,225	21,688
Occupancy rate(i)	54%	54%	54%	53%	53%
Emergency room visits(j)	4,802,800	5,160,200	5,219,500	5,415,200	5,213,500
Outpatient surgeries(k)	809,900	814,300	834,800	836,600	820,900
Inpatient surgeries(l)	518,100	528,600	541,000	541,400	533,100

(a)	Excludes seven facilities in 2003, 2004, 2005 and 2006, and six facilities in 2002 that are not consolidated (but were accounted for using the equity method) for financial reporting purposes.

(b)	Excludes nine facilities in 2006, seven facilities in 2005, eight facilities in 2004 and four facilities in 2003 and 2002 that are not consolidated (but were accounted for using the equity method) for financial reporting purposes.

(c)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(d)	Weighted average licensed beds represents the average number of licensed beds, weighted based on periods owned.

(e)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(f)	Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(g)	Represents the average number of days admitted patients stay in our hospitals.

(h)	Represents the average number of patients in our hospital beds each day.

(i)	Represents the percentage of hospital licensed beds occupied by patients. Both the average daily census and the occupancy rate provide measures of the utilization of inpatient rooms.

(j)	Represents the number of patients treated in our emergency rooms.

(k)	Represents the number of surgeries performed on patients who were not admitted to our hospitals. Pain management and endoscopy procedures are not included in outpatient surgeries.

(l)	Represents the number of surgeries performed on patients who have been admitted to our hospitals. Pain management and endoscopy procedures are not included in inpatient surgeries.

Government Health Programs and Our Business

We receive payment for patient services from the federal government primarily under the Medicare program, state governments under their respective Medicaid or similar programs, managed care plans, private insurers and directly from patients. Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford health care. All of our general, acute care hospitals located in the United States are certified as health care services providers for persons covered under Medicare and Medicaid programs. Amounts received under Medicare and Medicaid programs are generally significantly less than established hospital gross charges for the services provided.

Our hospitals generally offer discounts from established charges to certain group purchasers of health care services, including private insurance companies, employers, HMOs, PPOs and other managed care plans. These discount programs generally limit our ability to increase revenues in response to increasing costs. Patients are generally not responsible for the total difference between established hospital gross charges and amounts reimbursed for such services under Medicare, Medicaid, HMOs or PPOs and other managed care plans, but are responsible to the extent of any exclusions, deductibles or coinsurance features of their coverage. The amount of such exclusions, deductibles and coinsurance has been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payers. On January 1, 2005, we modified our policies to provide a discount to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, we attempt to qualify uninsured patients for Medicaid, other federal or state assistance or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenue/Volume Trends.”

Sources of Revenue

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or payment rates for such services. Charges and reimbursement rates for inpatient services vary significantly depending on the type of service (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. See also “—Business Drivers and Measures.”

We receive payment for patient services from the federal government under the Medicare program, state governments under their respective Medicaid or similar programs, managed care plans, private insurers and directly from patients. The approximate percentages of our patient revenues from such sources for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year Ended December 31,
	2004	2005	2006
Medicare	28%	27%	26%
Managed Medicare	(a )	(a )	5
Medicaid	5	5	5
Managed Medicaid	3	3	3
Managed care and other insurers(a)	54	57	53
Uninsured(b)	10	8	8

	100%	100%	100%

(a)	Prior to 2006, managed Medicare revenues were classified as managed care.

(b)	Uninsured revenues for the years ended December 31, 2006 and 2005 were reduced by $1.095 billion and $769 million, respectively, of discounts to the uninsured, related to the uninsured discount program implemented January 1, 2005.

Medicare

Inpatient Acute Care

Under the Medicare program, we receive reimbursement under a prospective payment system (“PPS”) for general, acute care hospital inpatient services. Under hospital inpatient PPS, fixed payment amounts per inpatient discharge are established based on the patient’s assigned diagnosis related group (“DRG”). DRGs classify treatments for illnesses according to the estimated intensity of hospital resources necessary to furnish care for each principal diagnosis. DRG weights represent the average resources for a given DRG relative to the average resources for all DRGs. When the cost to treat certain patients falls well outside the normal distribution, providers typically receive additional “outlier” payments. DRG payments do not consider a specific hospital’s cost but are adjusted for area wage differentials. Hospitals, other than those defined as “new,” receive PPS reimbursement for inpatient capital costs based on DRG weights multiplied by a geographically adjusted federal rate.

DRG rates are updated and DRG weights are recalibrated each federal fiscal year (which begins October 1). The index used to update the DRG rates (the “market basket”) gives consideration to the inflation experienced by hospitals and entities outside the health care industry in purchasing goods and services. However, for several years, the percentage increases to the DRG rates have been lower than the percentage increases in the costs of goods and services purchased by hospitals. In federal fiscal year 2006, the DRG rate increase was a market basket of 3.7%. For federal fiscal year 2007, the Centers for Medicare and Medicaid Services (“CMS”) set the DRG rate increase at the full market basket of 3.4%. For federal fiscal year 2008, the market basket rate of increase is 3.3%. Medicare payments to hospitals in fiscal 2008 will be reduced by 1.2% to eliminate what CMS estimates will be the effect of coding or classification changes as a result of hospitals implementing the MS-DRG system described in the next paragraph. This so-called “documentation and coding adjustment” will increase to 1.8% for both fiscal 2009 and 2010. Additionally, Medicare payments to hospitals are subject to a number of other adjustments, and the actual impact on payments to specific hospitals may vary. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) provided for DRG rate increases for certain federal fiscal years at the full market basket, if data for ten patient care quality indicators were submitted to the Secretary of the Department of Health and Human Services (“HHS”). On February 8, 2006, the federal Deficit Reduction Act of 2005 (“DRA 2005”) was enacted by Congress to expand and provide for the future expansion of the number of quality measures that must be reported. CMS has expanded the number of quality measures as required by DRA 2005, and we expect that CMS will continue to expand the number of quality measures in the future, including adding measures relating to outpatient care. Failure to submit the required quality indicators will result in a two percentage point reduction to the market basket update. All of our hospitals paid under Medicare inpatient DRG PPS are participating in the quality initiative by the Secretary of HHS by submitting the quality data requested. While we will endeavor to comply with all data submission requirements as additional requirements continue to be added, our submissions may not be deemed timely or sufficient to entitle us to the full market basket adjustment for all of our hospitals.

In August 2006, CMS changed the methodology used to recalibrate the DRG weights from charge-based weights to cost relative weights under a three-year transition period beginning in federal fiscal year 2007. The adoption of the cost relative weights is not anticipated to have a material financial impact on us. On August 22, 2007, CMS issued a final rule which adopts a two-year implementation of Medicare Severity Diagnostic-Related Groups (“MS-DRGs”), a severity-adjusted diagnosis-related group system. This change represents a refinement to the existing DRG system, making its impact on revenue difficult to quantify. Realignments in the DRG system could impact the margins we receive for certain services.

Future realignments in the DRG system could also reduce the margins we receive for certain specialties, including cardiology and orthopedics. The greater proliferation of specialty hospitals in recent years has caused CMS to focus on payment levels for such specialties. Changes in the payments received for specialty services could have an adverse effect on our revenues.

Historically, the Medicare program has set aside 5.1% of Medicare inpatient payments to pay for outlier cases. CMS estimates that outlier payments were 3.96% and 4.65% of total operating DRG payments for federal fiscal years 2005 and 2006, respectively. For federal fiscal year 2007, CMS has established an outlier threshold of $24,485, which resulted in outlier payments of 4.6% as estimated by CMS. For federal fiscal year 2008, CMS has established an outlier threshold of $22,635. We do not anticipate that the change to the outlier threshold for federal fiscal year 2008 will have a material impact on our revenues.

We recorded $124 million, $148 million and $162 million of revenues related to Medicare operating outlier cases for 2004, 2005 and 2006, respectively. These amounts represent 1.9%, 2.2% and 2.5% of our Medicare revenues and 0.5%, 0.6% and 0.6% of our total revenues for 2004, 2005 and 2006, respectively.

Outpatient

CMS reimburses hospital outpatient services (and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage) on a PPS basis. Medicare Part A services include hospital, skilled nursing facility and hospice services. Medicare Part B services include physician services and other outpatient services. CMS has continued to use existing fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services and nonimplantable orthotics and prosthetics. Freestanding surgery centers and independent diagnostic testing facilities are reimbursed on a fee schedule.

Hospital outpatient services paid under PPS are classified into groups called ambulatory payment classifications (“APCs”). Services for each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. Depending on the services provided, a hospital may be paid for more than one APC for a patient visit. The APC payment rates were updated for calendar years 2005 and 2006 by market basket of 3.3% and 3.7%, respectively. However, as a result of the expiration of additional payments for drugs that were being paid in calendar year 2005, for calendar year 2006 there was an effective 2.25% reduction to the market basket of 3.7%, resulting in a net market basket of 1.45%. For calendar year 2007, MMA provided for a full market basket update of 3.4%. CMS has announced that it will require hospitals to submit quality data relating to outpatient care in order to receive the full market basket increase under the outpatient PPS beginning in calendar year 2009. CMS has proposed 10 quality measures related to outpatient care that hospitals must report in order to receive the full market basket update in 2009. Hospitals that fail to submit such data will receive the market basket update minus two percentage points for the outpatient PPS.

Rehabilitation

CMS reimburses inpatient rehabilitation facilities (“IRFs”) on a PPS basis. Under IRF PPS, patients are classified into case mix groups based upon impairment, age, comorbidities (additional diseases or disorders from which the patient suffers) and functional capability. IRFs are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. For federal fiscal years 2006 and 2007, CMS updated the PPS rate for rehabilitation hospitals and units by market basket of 3.6% and 3.3%, respectively. However, CMS also applied reductions to the standard payment amount of 1.9% and 2.6% for federal fiscal years 2006 and 2007, respectively, to account for coding changes that do not reflect real changes in case mix. For federal fiscal year 2008, CMS updated the PPS rate for IRFs by a market basket of 3.2%. As of December 31, 2006, we had one rehabilitation hospital, which is operated through a joint venture, and 49 hospital rehabilitation units.

On May 7, 2004, CMS published a final rule to change the criteria for being classified as an IRF, commonly known as the “75 percent rule.” CMS revised the medical conditions for patients served by rehabilitation facilities from ten medical conditions to 13 conditions. Pursuant to this final rule, a specified percentage of a facility’s inpatients over a given year must be treated for one of these conditions. The final rule, as amended by DRA 2005, provides for a transition period during which the percentage threshold would increase. For cost reporting periods that began on or after July 1, 2004 and before July 1, 2005, the compliance threshold was set at 50% of the IRF’s total patient population. For cost reporting periods beginning on or after July 1, 2005 and before July 1, 2007, the compliance threshold was set at 60% of the IRF’s total patient population. For cost reporting periods beginning on or after July 1, 2007, and before July 1, 2008, the compliance threshold is set at 65%. The compliance threshold will be set at 75% for cost reporting periods beginning on or after July 1, 2008. Implementation of the “75 percent rule” has started to reduce our IRF admissions and can be expected to continue to significantly restrict the treatment of patients whose medical conditions do not meet any of the 13 approved conditions.

Medicare fiscal intermediaries have been given the authority to develop and implement Local Coverage Determinations (“LCD”) to determine the medical necessity of care rendered to Medicare patients where there is no national coverage determination. Some intermediaries have finalized their LCDs for rehabilitation services. A restrictive rehabilitation LCD has the potential to significantly impact Medicare rehabilitation payments. Some fiscal intermediaries have implemented LCDs that are more stringent than the 75 percent rule or have retroactively denied coverage based on new LCDs. The financial impact on us of the implementation of final rehabilitation LCDs throughout our markets is uncertain.

Psychiatric

Payments to PPS-exempt psychiatric hospitals and units are based upon reasonable cost, subject to a cost-per-discharge target (the TEFRA limits) which are updated annually by a market basket index. The target amount for federal fiscal year 2006 was subject to a market basket update of 3.8% for psychiatric hospitals and units that are being paid under the three-year transition to the inpatient psychiatric PPS.

On November 15, 2004, CMS published a final regulation to implement a PPS for inpatient hospital services furnished in psychiatric hospitals and psychiatric units of general, acute care hospitals and critical access hospitals (“IPF PPS”). The new prospective payment system replaces the cost-based system for reporting periods beginning on or after January 1, 2005. IPF PPS is a per diem prospective payment system, with adjustments to account for certain patient and facility characteristics. IPF PPS contains an “outlier” policy for extraordinarily costly cases and an adjustment to a facility’s base payment if it maintains a full-service emergency department. IPF PPS is being implemented over a three-year transition period with full payment under IPF PPS to begin in the fourth year. Also, CMS has included a stop-loss provision to ensure that hospitals avoid significant losses during the transition. CMS has established the IPF PPS payment rate in a manner intended to be budget neutral and has adopted a July 1 update cycle. Thus, the initial IPF PPS per diem payment rate was effective for the 18-month period January 1, 2005 through June 30, 2006. CMS updated payments under the IPF PPS for rate year 2007 (July 1, 2006 to June 30, 2007) by 4.5% (reflecting the blend of the 4.6% update for IPF TEFRA and the 4.3% update for IPF PPS payments). The market basket update for rate year 2007 accounted for moving from a calendar year to a rate year (the annual market basket was estimated to be 3.4%). CMS has updated payments under IPF PPS for rate year 2008 (July 1, 2007 to June 30, 2008) by 3.1% (reflecting the blend of the update for IPF TEFRA and the IPF PPS system).

As of December 31, 2006, we had six psychiatric hospitals and 36 hospital psychiatric units.

Other

Under PPS, the payment rates are adjusted for the area differences in wage levels by a factor (“wage index”) reflecting the relative wage level in the geographic area compared to the national average wage level. For federal fiscal year 2006, CMS applied an occupational mix adjustment factor to the wage index amounts for the first time but limited the adjustment to 10% of the wage index. CMS increased the occupational mix adjustment to 100% for inpatient PPS effective for federal fiscal year 2007 and subsequent years.

MMA lowered the labor share for inpatient PPS payments for hospitals with wage indices less than or equal to 1.0 from 71.1% to 62.0%, effective October 1, 2004, unless the lower percentage would result in lower payments to the hospital. This change, in effect, increases payments for all hospitals whose wage index is less than or equal to 1.0. For all other hospitals, CMS lowered the 71.1% labor share to 69.7%, effective October 1, 2005. Also, effective October 1, 2005, IRF PPS adopted the Core-Based Statistical Area (“CBSA”) definition of labor market geographic areas but has not adopted an occupational mix adjustment. For federal fiscal year 2006, IRFs received a blended (50/50) wage index based on the old and new wage geographic definitions.

The occupational mix adjustment has not been applied to IPF PPS at this time. However, in the final rule published on May 9, 2006, CMS adopted the CBSA definition of labor market geographic areas for IPF PPS effective July 1, 2006.

The adoption of the wage indices based upon the new wage definitions and the adoption of the occupational mix adjustment for inpatient PPS, while slightly negative in the aggregate, are not anticipated to have a material financial impact for 2007.

CMS has a significant initiative underway that could affect the administration of the Medicare program and impact how hospitals bill and receive payment for covered Medicare services. In accordance with MMA, CMS has initiated the implementation of contractor reform whereby CMS will competitively bid the Medicare fiscal intermediary and Medicare carrier functions to Medicare Administrative Contractors (“MACs”). Hospital companies will have the option to work with the selected MAC in the jurisdiction where a given hospital is located or to use the MAC in the jurisdiction where the hospital company’s home office is located. CMS has awarded MAC contracts in Jurisdictions 3, 4, and 5 to Noridian Administrative Services, Trailblazer Health Enterprises, and Wisconsin Physicians Service Health Insurance Corporation, respectively. HCA currently operates 63 hospitals in these three jurisdictions combined, and Mutual of Omaha continues to serve as their fiscal intermediary in each of these three jurisdictions. An additional five jurisdictions are expected to be awarded in 2007, and the remaining seven jurisdictions are expected to be awarded in September 2008. All of these changes could impact claims processing functions and the resulting cash flow. We cannot predict the impact that these changes could have on our cash flow.

Effective January 1, 2007, as a result of DRA 2005, reimbursements for ASC overhead costs are limited to no more than the overhead costs paid to hospital outpatient departments under the Medicare hospital outpatient prospective payment system for the same procedure. On August 2, 2007, CMS issued final regulations that change payment for procedures performed in an ASC, effective January 1, 2008. Under this rule, ASC payment groups will increase from the current nine clinically disparate payment groups to the 221 APCs used under the outpatient prospective payment system for these surgical services. CMS estimates that the rates for procedures performed in an ASC setting will equal 65% of the corresponding rates paid for the same procedures performed in an outpatient hospital setting. Moreover, if CMS determines that a procedure is commonly performed in a physician’s office, the ASC reimbursement for that procedure will be limited to the reimbursement allowable under the Medicare Part B Physician Fee Schedule. In addition, all surgical procedures, other than those that pose a significant safety risk or generally require an overnight stay, will be payable as ASC procedures. This will expand the number of procedures that Medicare will pay for if performed in an ASC. Because the new payment system will have a significant impact on payments for certain procedures, the final rule establishes a four-year transition period for implementing the revised payment rates. More Medicare procedures that are now performed in hospitals, such as ours, may be moved to ASCs, reducing surgical volume in our hospitals. Also, more Medicare procedures that are now performed in ASCs, such as ours, may be moved to physicians’ offices. Commercial third-party payers may adopt similar policies.

Hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in pricing flexibility and payer mix and because of growth in operating expenses in excess of the increase in PPS payments under the Medicare program.

Managed Medicare

Managed Medicare plans relate to situations where a private company contracts with CMS to provide members with Medicare Part A, Part B and Part D benefits. Managed Medicare plans can be structured as HMOs, PPOs, or private fee-for-service plans.

Medicaid

Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid program payments are made under a PPS or are based on negotiated payment levels with individual hospitals. Medicaid reimbursement is often less than a hospital’s cost of services. The federal government and many states are currently considering altering the level of Medicaid funding (including upper payment limits) or program eligibility that could adversely affect future levels of Medicaid reimbursement received by our hospitals. As permitted by law, certain states in which we operate have adopted broad-based provider taxes to fund their Medicaid programs.

Since states must operate with balanced budgets and since the Medicaid program is often the state’s largest program, states can be expected to adopt or consider adopting legislation designed to reduce their Medicaid expenditures. DRA 2005 includes Medicaid cuts of approximately $4.8 billion over five years. On May 29, 2007,

CMS published a final rule entitled “Medicaid Program; Cost Limits for Providers Operated by Units of Government and Provisions to Ensure the Integrity of Federal-State Financial Partnership.” A moratorium was placed on this rule, delaying its implementation until 2008. However, when the moratorium expires next year, this final rule could significantly impact state Medicaid programs. In its proposed form, this rule was expected to reduce federal Medicaid funding by $12.2 billion over five years. As a result of the moratorium on implementing the final rule, the impact of the final rule is uncertain. States have also adopted, or are considering, legislation designed to reduce coverage and program eligibility, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Future legislation or other changes in the administration or interpretation of government health programs could have a material adverse effect on our financial position and results of operations.

Managed Medicaid

Managed Medicaid programs relate to situations where states contract with one or more entities for patient enrollment, care management and claims adjudication. The states usually do not abdicate program responsibilities for financing, eligibility criteria and core benefit plan design. We generally contract directly with one of the designated entities, usually a managed care organization. The provisions of these programs are state-specific.

Annual Cost Reports

All hospitals participating in the Medicare, Medicaid and TRICARE programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits often require several years to reach the final determination of amounts due to or from us under these programs. Providers also have rights of appeal, and it is common to contest issues raised in audits of prior years’ reports.

Managed Care and Other Discounted Plans

Most of our hospitals offer discounts from established charges to certain large group purchasers of health care services, including managed care plans and private insurance companies. Admissions reimbursed by managed care and other insurers were 42%, 42% and 36% of our total admissions for the years ended December 31, 2004, 2005 and 2006, respectively (prior to 2006, managed Medicare admissions, 6% of 2006 admissions, were classified as managed care). Managed care contracts are typically negotiated for one-year or two-year terms. While we generally received annual average yield increases of six to seven percent from managed care payers during 2006, there can be no assurance that we will continue to receive increases in the future.

Competition

Generally, other hospitals in the local communities served by most of our hospitals provide services similar to those offered by our hospitals. Additionally, in the past several years the number of freestanding surgery centers and diagnostic centers (including facilities owned by physicians) in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in a highly competitive environment. The rates charged by our hospitals are intended to be competitive with those charged by other local hospitals for similar services. In some cases, competing hospitals are more established than our hospitals. Some competing hospitals are owned by tax-supported government agencies and many others are owned by not-for-profit entities that may be supported by endowments, charitable contributions and tax revenues, and are exempt from sales, property and income taxes. Such exemptions and support are not available to our hospitals. In certain localities, there are large teaching hospitals that provide highly specialized facilities, equipment and services which may not be available at most of our hospitals. We are facing increasing competition from physician-owned specialty hospitals and freestanding surgery centers for market share in high margin services.

Psychiatric hospitals frequently attract patients from areas outside their immediate locale and, therefore, our psychiatric hospitals compete with both local and regional hospitals, including the psychiatric units of general, acute care hospitals.

Our strategies are designed to ensure our hospitals are competitive. We believe our hospitals compete within local communities on the basis of many factors, including the quality of care; ability to attract and retain quality physicians, skilled clinical personnel and other health care professionals; location; breadth of services; technology offered and prices charged. We have increased our focus on operating outpatient services with improved accessibility and more convenient service for patients, and increased predictability and efficiency for physicians.

Two of the most significant factors to the competitive position of a hospital are the number and quality of physicians affiliated with the hospital. Although physicians may at any time terminate their affiliation with a hospital operated by us, our hospitals seek to retain physicians with varied specialties on the hospitals’ medical staffs and to attract other qualified physicians. We believe that physicians refer patients to a hospital on the basis of the quality and scope of services it renders to patients and physicians, the quality of physicians on the medical staff, the location of the hospital and the quality of the hospital’s facilities, equipment and employees. Accordingly, we strive to maintain and provide quality facilities, equipment, employees and services for physicians and patients.

Another major factor in the competitive position of a hospital is management’s ability to negotiate service contracts with purchasers of group health care services. Managed care plans attempt to direct and control the use of hospital services and obtain discounts from hospitals’ established gross charges. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established gross charges. Generally, hospitals compete for service contracts with group health care services purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from community to community, depending on the market strength of such organizations.

State certificate of need (“CON”) laws, which place limitations on a hospital’s ability to expand hospital services and facilities, make capital expenditures and otherwise make changes in operations, may also have the effect of restricting competition. In those states which have no CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See “Regulation.”

We, and the health care industry as a whole, face the challenge of continuing to provide quality patient care while dealing with rising costs and strong competition for patients. Changes in medical technology, existing and future legislation, regulations and interpretations and managed care contracting for provider services by private and government payers remain ongoing challenges.

Admissions and average lengths of stay continue to be negatively affected by payer-required preadmission authorization, utilization review and payer pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Increased competition, admission constraints and payer pressures are expected to continue. To meet these challenges, we intend to expand many of our facilities or acquire or construct new facilities to better enable the provision of a comprehensive array of outpatient services, offer discounts to private payer groups, upgrade facilities and equipment, and offer new or expanded programs and services.

Insurance

As is typical in the health care industry, we are subject to claims and legal actions by patients in the ordinary course of business. Effective January 1, 2007, our facilities are generally self-insured for professional liability risks for the first $5 million of per occurrence losses. Our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence above the $5 million self-insured limit. The insurance subsidiary has obtained reinsurance for professional liability risks generally above a retention level of $15 million per occurrence. We also maintain professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by our insurance subsidiary. Self-insured claims are paid out of our operating cash flow and are charged against these self-insurance reserves. Claims for all losses occurring prior to January 1, 2007 will continue to be paid by our insurance subsidiary.

Our wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts are included in its reserves for professional liability risks, as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. If payments for claims exceed actuarially determined estimates, are not covered by insurance or reinsurers fail to meet their obligations, our results of operations and financial position could be adversely affected.

We purchase, from unrelated insurance companies, coverage for directors and officers liability and property loss in amounts that we believe are customary for our industry. The directors and officers liability coverage includes a $25 million corporate deductible for the periods prior to the Recapitalization and a $1 million corporate deductible subsequent to the Recapitalization. The property coverage includes varying deductibles depending on the cause of the property damage. These deductibles range from $500,000 per claim up to 5% of the affected property values for certain flood and wind and earthquake related incidents.

Environmental Matters

We are subject to various federal, state and local statutes and ordinances regulating the discharge of materials into the environment. Management does not believe that we will be required to expend any material amounts in order to comply with these laws and regulations or that compliance will materially affect our capital expenditures, results of operations or financial condition.

Legal Proceedings

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could materially and adversely affect our results of operations and financial position in a given period.

Government Investigation, Claims and Litigation

Commencing in 1997, we became aware we were the subject of governmental investigations and litigation relating to our business practices. As part of the investigations, the United States intervened in a number of qui tam actions brought by private parties. The investigations related to, among other things, DRG coding, outpatient laboratory billing, home health issues, physician relations, cost report and wound care issues. The investigations were concluded through a series of agreements executed in 2000 and 2003 with the Criminal Division of the Department of Justice, the Civil Division of the Department of Justice, various U.S. Attorneys’ offices, CMS, a negotiating team representing states with claims against us, and others. In January 2001, we entered into an eight-

year CIA with the Office of Inspector General of the Department of Health and Human Services. We paid total settlement costs, including interest, of approximately $900 million in 2001 and $942 million in 2003 related to the government investigations. Violation or breach of the CIA, or other violation of federal or state laws relating to Medicare, Medicaid or similar programs, could subject us to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs and other federal and state health care programs. Alleged violations may be pursued by the government or through private qui tam actions. Sanctions imposed against us as a result of such actions could have a material adverse effect on our results of operations and financial position.

Securities Class Action Litigation

In November 2005, two putative federal securities law class actions were filed in the United States District Court for the Middle District of Tennessee seeking monetary damages on behalf of persons who purchased our stock between January 12, 2005 and July 13, 2005. These substantially similar lawsuits assert claims pursuant to Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, against us and our Chairman and Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer, related to our July 13, 2005 announcement of preliminary results of operations for the quarter ended June 30, 2005.

On January 5, 2006, the court consolidated these actions and all later-filed related securities actions under the caption In re HCA Inc. Securities Litigation, case number 3:05-CV-00960. Pursuant to federal statute, on January 25, 2006, the court appointed co-lead plaintiffs to represent the interests of the asserted class members in this litigation. Co-lead plaintiffs filed a consolidated amended complaint on April 21, 2006. We believe that the allegations contained within these class action lawsuits are without merit.

On June 27, 2006, we and each of the defendants moved to dismiss the consolidated amended complaint, and these motions are still pending. The lead plaintiffs have agreed to settle this litigation for payment by HCA of $20 million, inclusive of costs and attorneys’ fees. The settlement is subject to approval by the court and the putative class members.

Shareholder Derivative Lawsuits in Federal Court

In November 2005, two then shareholders each filed a derivative lawsuit, purportedly on behalf of our company, in the United States District Court for the Middle District of Tennessee against our Chairman and Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, other executives, and certain members of our Board of Directors. Each lawsuit asserts claims for breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment in connection with our July 13, 2005 announcement of preliminary results of operations for the quarter ended June 30, 2005 and seeks monetary damages.

On January 23, 2006, the Court consolidated these actions as In re HCA Inc. Derivative Litigation, lead case number 3:05-CV-0968. The court stayed this action on February 27, 2006, pending resolution of a motion to dismiss the consolidated amended complaint in the related federal securities class action against us. On March 24, 2006, a consolidated derivative complaint was filed pursuant to a prior court order. On November 8, 2006, we reached an agreement in principle for the settlement of this consolidated action. The proposed settlement is subject to definitive documentation and court approval.

Shareholder Derivative Lawsuit in State Court

On January 18, 2006, a then shareholder filed a derivative lawsuit, purportedly on behalf of our company, in the Circuit Court for the State of Tennessee (Nashville District), against our Chairman and Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, other executives, and certain members of our Board of Directors. This lawsuit is substantially identical in all material respects to the consolidated federal litigation described above under “Shareholder Derivative Lawsuits in Federal Court.” The Court stayed this action on April 3, 2006, pending resolution of a motion to dismiss the consolidated amended complaint in the related federal securities class action against us. On November 8, 2006, we reached an agreement in principle for the settlement of this action. The proposed settlement is subject to definitive documentation and court approval.

ERISA Litigation

On November 22, 2005, Brenda Thurman, a former employee of an HCA affiliate, filed a complaint in the United States District Court for the Middle District of Tennessee on behalf of herself, the HCA Savings and Retirement Program (the “Plan”), and a class of participants in the Plan who held an interest in our common stock, against our Chairman and Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, and other unnamed individuals. The lawsuit, filed under sections 502(a)(2) and 502(a)(3) of the Employee Retirement Income Security Act (“ERISA”), 29 U.S.C. §§ 1132(a)(2) and (3), alleges that defendants breached their fiduciary duties owed to the Plan and to plan participants and seeks monetary damages and injunctions and other relief.

On January 13, 2006, the court signed an order staying all proceedings and discovery in this matter, pending resolution of a motion to dismiss the consolidated amended complaint in the related federal securities class action against HCA. On January 18, 2006, the magistrate judge signed an order (1) consolidating Thurman’s cause of action with all other future actions making the same claims and arising out of the same operative facts, (2) appointing Thurman as lead plaintiff, and (3) appointing Thurman’s attorneys as lead counsel and liaison counsel in the case. On January 26, 2006, the court issued an order reassigning the case to United States District Court Judge William J. Haynes, Jr., who has been presiding over the federal securities class action and federal derivative lawsuits.

Merger Litigation in State Court

We are aware of six asserted class action lawsuits related to the Merger filed against us, our Chairman and Chief Executive Officer, our President and Chief Operating Officer, members of the Board of Directors and each of the Sponsors in the Chancery Court for Davidson County, Tennessee. The complaints are substantially similar and allege, among other things, that the Merger was the product of a flawed process, that the consideration to be paid to our shareholders in the Merger was unfair and inadequate, and that there was a breach of fiduciary duties. The complaints further allege that the Sponsors abetted the actions of our officers and directors in breaching their fiduciary duties to our shareholders. The complaints sought, among other relief, an injunction preventing completion of the Merger. On August 3, 2006, the Chancery Court consolidated these actions and all later-filed actions as In re HCA Inc. Shareholder Litigation, case number 06-1816-III.

On November 8, 2006, we and the other named parties entered into a memorandum of understanding with plaintiffs’ counsel in connection with these actions.

Under the terms of the memorandum, we, the other named parties and the plaintiffs agreed to settle the lawsuit subject to court approval. If the court approves the settlement contemplated in the memorandum, the lawsuit will be dismissed with prejudice. We and the other defendants deny all of the allegations in the lawsuit. Pursuant to the terms of the memorandum, Hercules Holding agreed to waive that portion in excess of $220 million of any termination fee that it has a right to receive under the Merger Agreement. Also, we and the other parties agreed not to assert that a then shareholder’s demand for appraisal was untimely under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) where such shareholder submitted a written demand for appraisal within 30 calendar days of the shareholders meeting held to adopt the Merger Agreement (with any such deadline being extended to the following business day should the 30th day fall on a holiday or weekend). We and the other parties also agreed not to assert that (i) the surviving corporation in the Merger or then shareholder who was entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the shares held by all such shareholders if such petition was not filed within 120 days of the effective time of the Merger so long as such petition was filed within 150 days of the effective time, (ii) a then shareholder may not withdraw such shareholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal was not made within 60 days of the effective time of the Merger so long as such withdrawal was made within 90 days of the effective time of the Merger and (iii) that a then shareholder may not, upon written request, receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the Merger with respect to which demands for appraisal have been received and the aggregate number of holders of such shares if such request was not made within 120 days of the effective time of the Merger so long as such request was made within 150 days of the effective time. We and the other parties also agreed to a payment of attorney fees, as awarded by the court, of up to $12.4 million.

Two cases making similar allegations and seeking similar relief on behalf of purported classes of then shareholders have also been filed in Delaware. These two actions have also been consolidated under case number 2307-N and are pending in the Delaware Chancery Court, New Castle County. We believe this lawsuit is without merit and plan to defend it vigorously. We further believe the claims asserted in this lawsuit are subject to the November 8, 2006 agreement in principle to settle the Merger litigation and shareholder derivative lawsuits.

On October 23, 2006, the Foundation for Seacoast Health filed a lawsuit against us and one of our affiliates, HCA Health Services of New Hampshire, Inc., in the Superior Court of Rockingham County, New Hampshire. Among other things, the complaint seeks to enforce certain provisions of an asset purchase agreement between the parties, including a purported right of first refusal to purchase a New Hampshire hospital, that allegedly are triggered by the Merger and other prior events. The Foundation initially sought to enjoin the Merger. However, the parties reached an agreement that allowed the Merger to proceed, while preserving the plaintiff’s opportunity to litigate whether the Merger triggered the right of first refusal to purchase the hospital and, if so, at what price the hospital could be repurchased. On May 25, 2007, the court granted HCA’s motion for summary judgment disposing of the Foundation’s central claims. The Foundation has filed an appeal from the final judgment.

General Liability and Other Claims

On April 10, 2006, a class action complaint was filed against us in the District Court of Kansas alleging, among other matters, nurse understaffing at all of our hospitals, certain consumer protection act violations, negligence and unjust enrichment. The complaint is seeking, among other relief, declaratory relief and monetary damages, including disgorgement of profits, of $12.25 billion. A motion to dismiss this action was granted on July 27, 2006, but the plaintiffs have appealed this dismissal. We believe this lawsuit is without merit and plan to defend it vigorously.

We are a party to certain proceedings relating to claims for income taxes and related interest in the United States Tax Court and the United States Court of Federal Claims. For a description of those proceedings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—IRS Disputes” and Note 6 to our audited consolidated financial statements.

We are also subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or for wrongful restriction of, or interference with, physicians’ staff privileges. In certain of these actions the claimants have asked for punitive damages against us, which may not be covered by insurance. In the opinion of management, the ultimate resolution of these pending claims and legal proceedings will not have a material adverse effect on our results of operations or financial position.

Employees and Medical Staffs

At December 31, 2006, we had approximately 186,000 employees, including approximately 49,000 part-time employees. References herein to “employees” refer to employees of affiliates of HCA. We are subject to various state and federal laws that regulate wages, hours, benefits and other terms and conditions relating to employment. Employees at 21 and 16 of our hospitals were represented by various labor unions at December 31, 2006 and 2005, respectively. We consider our employee relations to be satisfactory. Our hospitals have experienced some recent union organizational activity. We had elections at one hospital in California in February 2007 and July 2007 and at another hospital in California in February 2007 and April 2007. We do not expect such efforts to materially affect our future operations. Our hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate. In some markets, nurse and medical support personnel availability has become a significant operating issue to health care providers. To address this challenge, we have implemented several initiatives to improve retention, recruiting, compensation programs and productivity. This shortage may also require an increase in the utilization of more expensive temporary personnel.

Our hospitals are staffed by licensed physicians, who generally are not employees of our hospitals. However, some physicians provide services in our hospitals under contracts which generally describe a term of service, provide and establish the duties and obligations of such physicians, require the maintenance of certain performance criteria and fix compensation for such services. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals, but the hospital’s medical staff and the appropriate governing board of the hospital, in accordance with established credentialing criteria, must approve acceptance to the staff. Members of the medical staffs of our hospitals often also serve on the medical staffs of other hospitals and may terminate their affiliation with one of our hospitals at any time.

Properties

The following table lists, by state, the number of hospitals (general, acute care, psychiatric and rehabilitation) directly or indirectly owned and operated by us as of December 31, 2006:

State	Hospitals	Beds
Alaska	1	238
California	5	1,504
Colorado	7	2,246
Florida	38	9,900
Georgia	12	2,124
Idaho	2	476
Indiana	1	278
Kansas	4	1,286
Kentucky	2	384
Louisiana	11	1,748
Mississippi	1	130
Missouri	7	1,222
Nevada	3	1,075
New Hampshire	2	295
Oklahoma	2	942
South Carolina	3	740
Tennessee	13	2,297
Texas	35	9,896
Utah	6	932
Virginia	10	2,963

International
Switzerland(1)	2	220
England	6	704

	173	41,600

(1)	On July 20, 2007, we sold our Switzerland operations for approximately $394 million.

In addition to the hospitals listed in the above table, we directly or indirectly operate 107 freestanding surgery centers. We also operate medical office buildings in conjunction with some of our hospitals. These office buildings are primarily occupied by physicians who practice at our hospitals.

We maintain our headquarters in approximately 914,000 square feet of space in the Nashville, Tennessee area. In addition to the headquarters in Nashville, we maintain regional service centers related to our shared services initiatives. These service centers are located in markets in which we operate hospitals.

Our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs. Our properties are subject to various federal, state and local statutes and ordinances regulating their operation. Management does not believe that compliance with such statutes and ordinances will materially affect our financial position or results of operations.

REGULATION

Our operations are subject to a variety of federal, state and local laws and regulations. The reimbursements we receive for services rendered to patients covered by the federal Medicare and Medicaid program are extensively regulated and are described in “Business—Government Health Programs and Our Business.” Other major regulatory requirements are briefly discussed below.

Licensure, Certification and Accreditation

Health care facility construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We believe that our health care facilities are properly licensed under applicable state laws. All of our general, acute care hospitals are certified for participation in the Medicare and Medicaid programs and are accredited by the Joint Commission on Accreditation of Healthcare Organizations (“Joint Commission”). If any facility were to lose its Joint Commission accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the facility would be unable to receive reimbursement from the Medicare and Medicaid programs. Management believes our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services. The requirements for licensure also may include notification or approval in the event of the transfer or change of ownership. Failure to obtain the necessary state approval in these circumstances can result in the inability to complete an acquisition or change of ownership.

Certificates of Need

In some states where we operate hospitals, the construction or expansion of health care facilities, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of state regulatory agencies under a CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded health care facilities and services. Failure to obtain necessary state approval can result in the inability to expand facilities, complete an acquisition or change ownership.

State Rate Review

Some states have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, indigent tax provisions have not materially adversely affected our results of operations. Although we do not currently operate facilities in states that mandate rate or budget reviews, we cannot predict whether we will operate in such states in the future, or whether the states in which we currently operate may adopt legislation mandating such reviews.

Utilization Review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients must be reviewed by quality improvement organizations to assess the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of DRG classifications and the appropriateness of cases of extraordinary length of stay or cost.

Quality improvement organizations may deny payment for services provided, may assess fines and also have the authority to recommend to HHS that a provider that is in substantial noncompliance with the appropriate standards be excluded from participating in the Medicare program. Most nongovernmental managed care organizations also require utilization review.

Federal Health Care Program Regulations

Participation in any federal health care program, including the Medicare and Medicaid programs, is heavily regulated by statute and regulation. If a hospital fails to substantially comply with the numerous conditions of participation in the Medicare and Medicaid programs or performs certain prohibited acts, the hospital’s participation in the federal health care programs may be terminated, or civil or criminal penalties may be imposed under certain provisions of the Social Security Act, or both.

Anti-kickback Statute

A section of the Social Security Act known as the “Anti-kickback Statute” prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a federal health care program. Courts have interpreted this statute broadly. Violations of the Anti-kickback Statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, civil money penalties of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in federal health care programs, including Medicare and Medicaid. Courts have held that there is a violation of the Anti-kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes.

The Office of Inspector General at HHS (“OIG”), among other regulatory agencies, is responsible for identifying and eliminating fraud, abuse and waste. The OIG carries out this mission through a nationwide program of audits, investigations and inspections. As one means of providing guidance to health care providers, the OIG issues “Special Fraud Alerts.” These alerts do not have the force of law, but identify features of arrangements or transactions that may indicate that the arrangements or transactions violate the Anti-kickback Statute or other federal health care laws. The OIG has identified several incentive arrangements, which, if accompanied by inappropriate intent, constitute suspect practices, including: (a) payment of any incentive by the hospital each time a physician refers a patient to the hospital, (b) the use of free or significantly discounted office space or equipment in facilities usually located close to the hospital, (c) provision of free or significantly discounted billing, nursing or other staff services, (d) free training for a physician’s office staff in areas such as management techniques and laboratory techniques, (e) guarantees that provide that, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder, (f) low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital, (g) payment of the costs of a physician’s travel and expenses for conferences, (h) coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician, (i) payment for services (which may include consultations at the hospital) which require few, if any, substantive duties by the physician, (j) purchasing goods or services from physicians at prices in excess of their fair market value and (k) rental of space in physician offices, at other than fair market value terms, by persons or entities to which physicians refer. The OIG has encouraged persons having information about hospitals who offer the above types of incentives to physicians to report such information to the OIG.

The OIG also issues Special Advisory Bulletins as a means of providing guidance to health care providers. These bulletins, along with the Special Fraud Alerts, have focused on certain arrangements that could be subject to heightened scrutiny by government enforcement authorities, including: (a) contractual joint venture arrangements and other joint venture arrangements between those in a position to refer business, such as physicians, and those providing items or services for which Medicare or Medicaid pays and (b) certain “gainsharing” arrangements, i.e., the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts.

In addition to issuing Special Fraud Alerts and Special Advisory Bulletins, the OIG issues compliance program guidance for certain types of health care providers. In January 2005, the OIG published Supplemental Compliance Guidance for Hospitals, supplementing its 1998 guidance for the hospital industry. In the supplemental guidance, the OIG identifies a number of risk areas under federal fraud and abuse statutes and regulations. These areas of risk include compensation arrangements with physicians, recruitment arrangements with physicians and joint venture relationships with physicians.

As authorized by Congress, the OIG has published safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-kickback Statute. Currently, there are statutory exceptions and safe harbors for various activities, including the following: investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, ambulance replenishing, and referral agreements for specialty services. The fact that conduct or a business arrangement does not fall within a safe harbor, or that it is identified in a fraud alert or advisory bulletin or as a risk area in the Supplemental Compliance Guidelines for Hospitals, does not automatically render the conduct or business arrangement illegal under the Anti-kickback Statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements, including joint ventures and financial relationships with physicians and other referral sources, do not qualify for safe harbor protection. Although we believe that our arrangements with physicians have been structured to comply with current law and available interpretations, regulatory authorities enforcing these laws may determine that these financial arrangements violate the Anti-kickback Statute or other applicable laws. An adverse determination could subject us to liabilities under the Social Security Act, including criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid or other federal health care programs.

Stark Law

The Social Security Act also includes a provision commonly known as the “Stark Law.” This law effectively prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, if these entities provide certain “designated health services” that are reimbursable by Medicare, including inpatient and outpatient hospital services, clinical laboratory services and radiology services, unless an exception is satisfied. Sanctions for violating the Stark Law include denial of payment, refunding amounts received for services provided pursuant to prohibited referrals, civil monetary penalties of up to $15,000 per prohibited service provided, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. There are exceptions to the self-referral prohibition for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. There is also an exception for a physician’s ownership interest in an entire hospital, as opposed to an ownership interest in a hospital department. Unlike safe harbors under the Anti-kickback Statute with which compliance is voluntary, an arrangement must comply with every requirement of a Stark Law exception or the arrangement is in violation of the Stark Law.

CMS has issued two phases of regulations implementing the Stark Law, which became effective on January 4, 2002 and July 26, 2004, respectively, and which created several additional exceptions. A third phase was published on September 5, 2007 and will be effective on December 4, 2007. While these regulations help clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of them for enforcement purposes.

Similar State Laws

Many states in which we operate also have laws that prohibit payments to physicians for patient referrals similar to the Anti-kickback Statute and self-referral legislation similar to the Stark Law. The scope of these state laws is broad, since they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

HIPAA and BBA-97

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) broadened the scope of certain fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. Federal enforcement officials now have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed health care fraud, even if the officer or managing employee had no knowledge of the fraud. HIPAA was followed by the Balanced Budget Act of 1997 (“BBA-97”), which created additional fraud and abuse provisions, including civil penalties for contracting with an individual or entity that the provider knows or should know is excluded from a federal health care program.

Other Fraud and Abuse Provisions

The Social Security Act also imposes criminal and civil penalties for making false claims and statements to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement, billing for unnecessary goods and services, and cost report fraud. Criminal and civil penalties may be imposed for a number of other prohibited activities, including failure to return known overpayments, certain gainsharing arrangements, billing Medicare amounts that are substantially in excess of a provider’s usual charges, offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of a health care provider, making or accepting a payment to induce a physician to reduce or limit services and soliciting or receiving any remuneration in return for referring an individual for an item or service payable by a federal healthcare program. Like the Anti-kickback Statute, these provisions are very broad. To avoid liability, providers must, among other things, carefully and accurately code claims for reimbursement, as well as accurately prepare cost reports.

Some of these provisions, including the federal Civil Monetary Penalty Law, require a lower burden of proof than other fraud and abuse laws, including the Anti-kickback Statute. Civil monetary penalties that may be imposed under the federal Civil Monetary Penalty Law range from $10,000 to $50,000 per act, and in some cases may result in penalties of up to three times the remuneration offered, paid, solicited or received. In addition, a violator may be subject to exclusion from federal and state healthcare programs. Federal and state governments increasingly use the federal Civil Monetary Penalty Law, especially where they believe they cannot meet the higher burden of proof requirements under the Anti-kickback Statute.

The Federal False Claims Act and Similar State Laws

The qui tam, or whistleblower, provisions of the federal False Claims Act allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Further, the government may use the False Claims Act to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided and submitting false cost reports. When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The False Claims Act defines the term “knowingly” broadly. Though simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity constitutes a “knowing” submission under the False Claims Act and, therefore, will qualify for liability.

In some cases, whistleblowers, the federal government and some courts have taken the position that providers who allegedly have violated other statutes, such as the Anti-kickback Statute and the Stark Law, have thereby submitted false claims under the False Claims Act. A number of states in which we operate have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. DRA 2005 created incentives for states to enact false claims provisions that are comparable to the federal False Claims Act. In addition, DRA 2005 required that every entity that receives at least $5 million annually in Medicaid payments to establish by January 1, 2007 written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal and state laws. It appears that CMS will aggregate the total Medicaid receipts of all of a company’s facilities in determining whether such facilities reach the $5 million threshold.

HIPAA Administrative Simplification and Privacy Requirements

The Administrative Simplification Provisions of HIPAA require the use of uniform electronic data transmission standards for certain health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HHS has issued regulations implementing the HIPAA Administrative Simplification Provisions, and compliance with these regulations became mandatory for our facilities in October 2003, although CMS accepted noncompliant claims through September 30, 2005. HHS has proposed a rule that would establish standards for electronic health care claims attachments. In addition, HIPAA requires that each provider apply for and receive a National Provider Identifier by May 2007. We believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our business, financial position or results of operations.

HIPAA also requires HHS to adopt standards to protect the privacy and security of individually identifiable health-related information. HHS issued regulations containing privacy standards and compliance with these regulations became mandatory during April 2003. The privacy regulations control the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper or orally. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. HHS released final security regulations that became mandatory during April 2005 and require health care providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically. We have developed and enforce a HIPAA compliance plan, which we believe complies with HIPAA privacy and security requirements and under which a HIPAA compliance group monitors our compliance. The privacy regulations and security regulations have and will continue to impose significant costs on our facilities in order to comply with these standards.

Violations of HIPAA could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation. In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional penalties.

EMTALA

All of our hospitals are subject to the Emergency Medical Treatment and Active Labor Act (“EMTALA”). This federal law requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every individual who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the individual to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer an individual or if the hospital delays appropriate treatment in order to first inquire about the individual’s ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital.

The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital’s emergency room, but present for emergency examination or treatment to the hospital’s campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to individuals admitted for inpatient services. The government also has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe our hospitals operate in substantial compliance with EMTALA.

Corporate Practice of Medicine/Fee Splitting

Some of the states in which we operate have laws that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

Health Care Industry Investigations

Significant media and public attention has focused in recent years on the hospital industry. While we are currently not aware of any material investigations of us under federal or state health care laws or regulations, it is possible that governmental entities could initiate investigations or litigation in the future at facilities we operate and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and managers could be included in governmental investigations or litigation or named as defendants in private litigation.

Our substantial Medicare, Medicaid and other governmental billings result in heightened scrutiny of our operations. We continue to monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigations or litigation may result in interpretations that are inconsistent with our or industry practices.

In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. In some instances, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

Both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the health care area. The OIG and the Department of Justice have, from time to time, established national enforcement initiatives, targeting all hospital providers, that focus on specific billing practices or other suspected areas of abuse.

In addition to national enforcement initiatives, federal and state investigations relate to a wide variety of routine health care operations such as: cost reporting and billing practices, including for Medicare outliers; financial arrangements with referral sources; physician recruitment activities; physician joint ventures; and

hospital charges and collection practices for self-pay patients. We engage in many of these routine health care operations and other activities that could be the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, numerous financial arrangements with physicians who are referral sources to our hospitals, and joint venture arrangements involving physician investors. Any additional investigations of us, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

Commencing in 1997, we became aware we were the subject of governmental investigations and litigation relating to our business practices. As part of the investigations, the United States intervened in a number of qui tam actions brought by private parties. The investigations related to, among other things, DRG coding, outpatient laboratory billing, home health issues, physician relations, cost report and wound care issues. The investigations were concluded through a series of agreements executed in 2000 and 2003 with the Criminal Division of the Department of Justice, the Civil Division of the Department of Justice, various U.S. Attorneys’ offices, CMS, a negotiating team representing states with claims against us, and others. In January 2001, we entered into an eight-year Corporate Integrity Agreement (the “CIA”) with the Office of Inspector General of the Department of Health and Human Services. We paid total settlement costs, including interest, of approximately $900 million in 2001 and $942 million in 2003 related to the government investigations. Violation or breach of the CIA, or other violation of federal or state laws relating to Medicare, Medicaid or similar programs, could subject us to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs and other federal and state health care programs. Alleged violations may be pursued by the government or through private qui tam actions. Sanctions imposed against us as a result of such actions could have a material adverse effect on our results of operations and financial position.

Health Care Reform

Health care is one of the largest industries in the United States and continues to attract much legislative interest and public attention. In recent years, various legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Many states have enacted, or are considering enacting, measures designed to reduce their Medicaid expenditures and change private health care insurance. States have also adopted, or are considering, legislation designed to reduce coverage and program eligibility, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand states’ Medicaid systems. Some states, including the states in which we operate, have applied for and have been granted federal waivers from current Medicaid regulations to allow them to serve some or all of their Medicaid participants through managed care providers. Hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in pricing flexibility and payer mix, and growth in operating expenses in excess of the increase in PPS payments under the Medicare program.

Compliance Program and Corporate Integrity Agreement

We maintain a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. The program is intended to monitor and raise awareness of various regulatory issues among employees and to emphasize the importance of complying with governmental laws and regulations. As part of the ethics and compliance program, we provide annual ethics and compliance training to our employees and encourage all employees to report any violations to their supervisor, an ethics and compliance officer or a toll-free telephone ethics line.

Our CIA with the OIG is structured to assure the federal government of our overall federal health care program compliance and specifically covers DRG coding, outpatient PPS billing and physician relations. We underwent major training efforts to ensure that our employees learned and applied the policies and procedures implemented under the CIA and our ethics and compliance program. The CIA also included testing for outpatient laboratory billing in 2001, which was replaced with skilled nursing facilities billing in 2003. The CIA has had the effect of increasing the amount of information we provide to the federal government regarding our health care practices and our compliance with federal regulations. Under the CIA, we have numerous affirmative obligations, including the requirement that we report potential violations of applicable federal health care laws and regulations and have, pursuant to this obligation, reported a number of potential violations of the Stark Law, the Anti-kickback Statute, EMTALA, HIPAA and other laws, most of which we consider to be nonviolations or technical violations. This obligation could result in greater scrutiny by regulatory authorities. Although no government agency has taken any adverse action related to the CIA disclosures, the government could determine that our reporting and/or our resolution of reported issues has been inadequate. Breach of the CIA and/or a finding of violations of applicable health care laws or regulations could subject us to repayment requirements, substantial monetary penalties, civil penalties, exclusion from participation in the Medicare and Medicaid and other federal and state health care programs and, for violations of certain laws and regulations, criminal penalties.

Antitrust Laws

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the health care industry is currently a priority of the Federal Trade Commission. We believe we are in compliance with such federal and state laws, but future reviews of our practices by courts or regulatory authorities could result in a determination that could adversely affect our operations.

MANAGEMENT

Directors, Executive Officers and Corporate Governance

As of August 31, 2007, our directors were as follows:

Name	Age	Director Since	Position(s)
Jack O. Bovender, Jr.	62	1999	Chairman of the Board and Chief Executive Officer
Christopher J. Birosak	53	2006	Director
George A. Bitar	43	2006	Director
Richard M. Bracken	54	2002	President, Chief Operating Officer and Director
John P. Connaughton	42	2006	Director
Thomas F. Frist, Jr., M.D.	69	1994	Director
Thomas F. Frist III	39	2006	Director
Christopher R. Gordon	34	2006	Director
Michael W. Michelson	56	2006	Director
James C. Momtazee	35	2006	Director
Stephen G. Pagliuca	52	2006	Director
Peter M. Stavros	33	2006	Director
Nathan C. Thorne	53	2006	Director

As of August 31, 2007, our executive officers (other than Messrs. Bovender and Bracken, who are listed above) were as follows:

Name	Age	Position(s)
R. Milton Johnson	50	Executive Vice President and Chief Financial Officer
David G. Anderson	60	Senior Vice President—Finance and Treasurer
Victor L. Campbell	60	Senior Vice President
Rosalyn S. Elton	46	Senior Vice President—Operations Finance
V. Carl George	63	Senior Vice President—Development
Charles J. Hall	54	President—Eastern Group
R. Sam Hankins, Jr.	57	Chief Financial Officer—Outpatient Services Group
Russell K. Harms	49	Chief Financial Officer—Central Group
Samuel N. Hazen	47	President—Western Group
A. Bruce Moore, Jr. .	47	President—Outpatient Services Group
Jonathan B. Perlin	46	Chief Medical Officer and Senior Vice President—Quality
W. Paul Rutledge	52	President—Central Group
Richard J. Shallcross	48	Chief Financial Officer—Western Group
Joseph N. Steakley	53	Senior Vice President—Internal Audit Services
John M. Steele	51	Senior Vice President—Human Resources
Donald W. Stinnett	51	Chief Financial Officer—Eastern Group
Beverly B. Wallace	56	President—Shared Services Group
Robert A. Waterman	53	Senior Vice President and General Counsel
Noel Brown Williams	52	Senior Vice President and Chief Information Officer
Alan R. Yuspeh	58	Senior Vice President and Chief Ethics and Compliance Officer

Our Board of Directors consists of thirteen directors, who were elected upon consummation of the Merger and are each managers of Hercules Holding. The Amended and Restated Limited Liability Company Agreement of Hercules Holding requires that the members of Hercules Holding take all necessary action to ensure that the persons who serve as managers of Hercules Holding also serve on the Board of Directors of HCA. See “Certain Relationships and Related Party Transactions.” In addition, Messrs. Bovender’s and Bracken’s employment agreements provide that they will continue to serve as members of our Board of Directors so long as they remain officers of HCA, with Mr. Bovender as the Chairman. Because of these requirements, together with Hercules Holding’s ownership of approximately 97.5% of our outstanding common stock, we do not currently have a policy or procedures with respect to shareholder recommendations for nominees to the Board of Directors.

Jack O. Bovender, Jr. has served as our Chairman and Chief Executive Officer since January 2002. Mr. Bovender served as President and Chief Executive Officer of the Company from January 2001 to December 2001. From August 1997 to January 2001, Mr. Bovender served as President and Chief Operating Officer of the Company. From April 1994 to August 1997, he was retired. Prior to his retirement, Mr. Bovender served as Chief Operating Officer of HCA-Hospital Corporation of America from 1992 until 1994. Prior to 1992, Mr. Bovender held several senior level positions with HCA-Hospital Corporation of America.

Christopher J. Birosak is a Managing Director in the Merrill Lynch Global Private Equity Division which he joined in 2004. Prior to joining the Global Private Equity Division, Mr. Birosak worked in various capacities in the Merrill Lynch Leveraged Finance Group with particular emphasis on leveraged buyouts and mergers and acquisitions related financings. Mr. Birosak also serves on the board of directors of the Atrium Companies, Inc. and NPC International. Mr. Birosak joined Merrill Lynch in 1994.

George A. Bitar is a Managing Director in the Merrill Lynch Global Private Equity Division where he serves as Co-Head of the U.S. Region, and a Managing Director in Merrill Lynch Global Partners, Inc., the Manager of ML Global Private Equity Fund, L.P., a proprietary private equity fund. Mr. Bitar serves on the Board of Hertz Global Holdings, Inc., The Hertz Corporation, Advantage Sales and Marketing, Inc. and Aeolus Re Ltd.

Richard M. Bracken was appointed President and Chief Operating Officer in January 2002; he was appointed Chief Operating Officer in July 2001. Mr. Bracken served as President—Western Group of the Company from August 1997 until July 2001. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division of the Company. Prior to 1995, Mr. Bracken served in various hospital Chief Executive Officer and Administrator positions with HCA-Hospital Corporation of America.

John P. Connaughton has been a Managing Director of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. He has played a leading role in transactions in the medical, technology and media industries. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he advised Fortune 500 companies. Mr. Connaughton currently serves as a director of M/C Communications (PriMed), Warner Chilcott Corporation, Epoch Senior Living, CRC Health Corporation, AMC Entertainment Inc. (formerly Loews Cineplex Entertainment LCE Holdings, Inc.), Warner Music Group, ProSiebenSat.1.Media AG, SunGard Data Systems, Cumulus Media Partners and The Boston Celtics.

Thomas F. Frist, Jr., M.D. served as an executive officer and Chairman of our Board of Directors from January 2001 to January 2002. From July 1997 to January 2001, Dr. Frist served as our Chairman and Chief Executive Officer. Dr. Frist served as Vice Chairman of the Board of Directors from April 1995 to July 1997 and as Chairman from February 1994 to April 1995. He was Chairman, Chief Executive Officer and President of HCA-Hospital Corporation of America from 1988 to February 1994. Dr. Frist is the father of Thomas F. Frist III, who also serves as a director.

Thomas F. Frist III is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons and has held such position since 1998. Mr. Frist is also a general partner at Frisco Partners, another Frist family investment vehicle. Mr. Frist is the son of Thomas F. Frist, Jr., M.D., who also serves as a director.

Christopher R. Gordon is a principal of Bain Capital and joined the firm in 1997. Prior to joining Bain Capital, Mr. Gordon was a consultant at Bain & Company. Mr. Gordon currently serves as a director of CRC Health Corporation.

Michael W. Michelson has been a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. Prior to that, he was a general partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Michelson is also a director of Accellent, Inc. and Jazz Pharmaceuticals, Inc.

James C. Momtazee has been an executive of Kohlberg Kravis Roberts & Co. L.P. since 1996. From 1994 to 1996, Mr. Momtazee was with Donaldson, Lufkin & Jenrette in its investment banking department. Mr. Momtazee is also a director of Accellent, Inc. and Jazz Pharmaceuticals, Inc.

Stephen G. Pagliuca has been a Managing Director of Bain Capital Partners, LLC since 1989, when he founded the Information Partners private equity fund for Bain Capital. Mr. Pagliuca currently serves as a director of Burger King Corporation, Gartner, Inc., Warner Chilcott Corporation and The Boston Celtics.

Peter M. Stavros joined Kohlberg Kravis Roberts & Co. L.P. as a Principal in 2005. Prior to joining Kohlberg Kravis Roberts & Co. L.P., Mr. Stavros was a Vice President with GTCR Golder Rauner and an Associate at Vestar Capital Partners.

Nathan C. Thorne is a Senior Vice President of Merrill Lynch & Co., Inc. and President of Merrill Lynch Global Private Equity. Mr. Thorne joined Merrill Lynch in 1984.

R. Milton Johnson has served as Executive Vice President and Chief Financial Officer of the Company since July 2004. Mr. Johnson served as Senior Vice President and Controller of the Company from July 1999 until July 2004. Mr. Johnson served as Vice President and Controller of the Company from November 1998 to July 1999. Prior to that time, Mr. Johnson served as Vice President—Tax of the Company from April 1995 to October 1998. Prior to that time, Mr. Johnson served as Director of Tax for Healthtrust from September 1987 to April 1995.

David G. Anderson has served as Senior Vice President—Finance and Treasurer of the Company since July 1999. Mr. Anderson served as Vice President—Finance of the Company from September 1993 to July 1999 and was elected to the additional position of Treasurer in November 1996. From March 1993 until September 1993, Mr. Anderson served as Vice President—Finance and Treasurer of Galen Health Care, Inc. From July 1988 to March 1993, Mr. Anderson served as Vice President—Finance and Treasurer of Humana Inc.

Victor L. Campbell has served as Senior Vice President of the Company since February 1994. Prior to that time, Mr. Campbell served as HCA-Hospital Corporation of America’s Vice President for Investor, Corporate and Government Relations. Mr. Campbell joined HCA-Hospital Corporation of America in 1972. Mr. Campbell serves on the Board of HRET, a subsidiary of the American Hospital Association, and on the Board of the Federation of American Hospitals, where he serves on the Executive Committee.

Rosalyn S. Elton has served as Senior Vice President—Operations Finance of the Company since July 1999. Ms. Elton served as Vice President—Operations Finance of the Company from August 1993 to July 1999. From October 1990 to August 1993, Ms. Elton served as Vice President—Financial Planning and Treasury for the Company.

V. Carl George has served as Senior Vice President—Development of the Company since July 1999. Mr. George served as Vice President—Development of the Company from April 1995 to July 1999. From September 1987 to April 1995, Mr. George served as Director of Development for Healthtrust. Prior to working for Healthtrust, Mr. George served with HCA-Hospital Corporation of America in various positions.

Charles J. Hall was appointed President—Eastern Group of the Company in October 2006. Prior to that time, Mr. Hall had served as President—North Florida Division since April 2003. Mr. Hall had previously served the Company as President of the East Florida Division from January 1999 until April 2003, as a Market President in the East Florida Division from January 1998 until December 1998, as President of the South Florida Division from February 1996 until December 1997, and as President of the Southwest Florida Division from October 1994 until February 1996, and in various other capacities since 1987.

R. Sam Hankins, Jr. was appointed Chief Financial Officer—Outpatient Services Group in May 2004. Mr. Hankins served as Chief Financial Officer—West Florida Division from January 1998 until May 2004. Prior to that time, Mr. Hankins served as Chief Financial Officer—Northeast Division from March 1997 until December 1997, and as Chief Financial Officer—Richmond Division from March 1996 until February 1997. Prior to that time, Mr. Hankins served in various positions with CJW Medical Center in Richmond, Virginia and with several hospitals.

Russell K. Harms was appointed Chief Financial Officer—Central Group in October 2005. From January 2001 to October 2005, Mr. Harms served as Chief Financial Officer of HCA’s MidAmerica Division. From December 1997 to December 2000, Mr. Harms served as Chief Financial Officer of Presbyterian/St. Luke’s Medical Center.

Samuel N. Hazen was appointed President—Western Group of the Company in July 2001. Mr. Hazen served as Chief Financial Officer—Western Group of the Company from August 1995 to July 2001. Mr. Hazen served as Chief Financial Officer—North Texas Division of the Company from February 1994 to July 1995. Prior to that time, Mr. Hazen served in various hospital and regional Chief Financial Officer positions with Humana Inc. and Galen Health Care, Inc.

A. Bruce Moore, Jr. was appointed President—Outpatient Services Group in January 2006. Mr. Moore had served as Senior Vice President and as Chief Operating Officer—Outpatient Services Group since July 2004 and as Senior Vice President—Operations Administration from July 1999 until July 2004. Mr. Moore served as Vice President—Operations Administration of the Company from September 1997 to July 1999, as Vice President—Benefits from October 1996 to September 1997, and as Vice President—Compensation from March 1995 until October 1996.

Dr. Jonathan B. Perlin was appointed Chief Medical Officer and Senior Vice President—Quality of the Company in August 2006. Prior to joining the Company, Dr. Perlin had served as Undersecretary of Health in the U.S. Department of Veterans Affairs since April 2004. Dr. Perlin joined the Veterans Health Administration in November 1999 where he served in various capacities, including as Deputy Undersecretary of Health from July 2002 to April 2004, and as Chief Quality and Performance Officer from November 1999 to September 2002.

W. Paul Rutledge was appointed as President—Central Group in October 2005. Mr. Rutledge had served as President of the MidAmerica Division since January 2001. He served as President of TriStar Health System from June 1996 to January 2001 and served as president of Centennial Medical Center from May 1993 to June 1996. He has served in leadership capacities with HCA for more than 20 years, working with hospitals in the Southeast.

Richard J. Shallcross was appointed Chief Financial Officer—Western Group of the Company in August 2001. Mr. Shallcross served as Chief Financial Officer—Continental Division of the Company from September 1997 to August 2001. From October 1996 to August 1997, Mr. Shallcross served as Chief Financial Officer—Utah/Idaho Division of the Company. From November 1995 until September 1996, Mr. Shallcross served as Vice President of Finance and Managed Care for the Colorado Division of the Company.

Joseph N. Steakley has served as Senior Vice President—Internal Audit Services of the Company since July 1999. Mr. Steakley served as Vice President—Internal Audit Services from November 1997 to July 1999. From October 1989 until October 1997, Mr. Steakley was a partner with Ernst & Young LLP. Mr. Steakley is a member of the board of directors of J. Alexander’s Corporation, where he serves on the compensation committee and as chairman of the audit committee.

John M. Steele has served as Senior Vice President—Human Resources of the Company since November 2003. Mr. Steele served as Vice President—Compensation and Recruitment of the Company from November 1997 to October 2003. From March 1995 to November 1997, Mr. Steele served as Assistant Vice President—Recruitment.

Donald W. Stinnett was appointed Chief Financial Officer—Eastern Group in October 2005. Mr. Stinnett had served as Chief Financial Officer of the Far West Division since July 1999. Mr. Stinnett served as Chief Financial Officer and Vice President of Finance of Franciscan Health System of the Ohio Valley from 1995 until 1999, and served in various capacities with Franciscan Health System of Cincinnati and Providence Hospital in Cincinnati prior to that time.

Beverly B. Wallace was appointed President—Shared Services Group in March 2006. From January 2003 until March 2006, Ms. Wallace served as President—Financial Services Group. Ms. Wallace served as Senior Vice President—Revenue Cycle Operations Management of the Company from July 1999 to January 2003. Ms. Wallace served as Vice President—Managed Care of the Company from July 1998 to July 1999. From 1997 to 1998, Ms. Wallace served as President—Homecare Division of the Company. From 1996 to 1997, Ms. Wallace served as Chief Financial Officer—Nashville Division of the Company. From 1994 to 1996, Ms. Wallace served as Chief Financial Officer—Mid-America Division of the Company.

Robert A. Waterman has served as Senior Vice President and General Counsel of the Company since November 1997. Mr. Waterman served as a partner in the law firm of Latham & Watkins from September 1993 to October 1997; he was also Chair of the firm’s healthcare group during 1997.

Noel Brown Williams has served as Senior Vice President and Chief Information Officer of the Company since October 1997. From October 1996 to September 1997, Ms. Williams served as Chief Information Officer for American Service Group/Prison Health Services, Inc. From September 1995 to September 1996, Ms. Williams worked as an independent consultant. From June 1993 to June 1995, Ms. Williams served as Vice President, Information Services for HCA Information Services. From February 1979 to June 1993, she held various positions with HCA-Hospital Corporation of America Information Services.

Alan R. Yuspeh has served as Senior Vice President and Chief Ethics and Compliance Officer of the Company since May 2007. Prior to that, he served as Senior Vice President—Ethics, Compliance and Corporate Responsibility of the Company from October 1997 to April 2007. From September 1991 until October 1997, Mr. Yuspeh was a partner with the law firm of Howrey & Simon. As a part of his law practice, Mr. Yuspeh served from 1987 to 1997 as Coordinator of the Defense Industry Initiative on Business Ethics and Conduct.

Audit and Compliance Committee and Audit Committee Financial Expert

Our Audit and Compliance Committee is composed of Christopher J. Birosak, Thomas F. Frist III, Christopher R. Gordon and James C. Momtazee. In light of our status as a closely held company and the absence of a public trading market for our common stock, our Board has not designated any member of the Audit and Compliance Committee as an “audit committee financial expert.” Though not formally considered by our Board given that our securities are not registered or traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange (the “NYSE”), the national securities exchange upon which our common stock was listed prior to the Merger, we do not believe that any of Messrs. Birosak, Frist, Gordon or Momtazee would be considered independent because of their relationships with certain affiliates of the funds and other entities which hold significant interests in Hercules Holding, which owns approximately 97.5% of our outstanding common stock, and other relationships with us. See “Certain Relationships and Related Party Transactions.”

Compensation Committee, Compensation Committee Interlocks and Insider Participation

During 2006, prior to the closing of the Merger, the Compensation Committee of the Board of Directors was composed of C. Michael Armstrong, Martin Feldstein, Frederick W. Gluck and Charles O. Holliday, Jr. None of these persons has at any time been an officer or employee of HCA or any of its subsidiaries. The current Compensation Committee of the Board of Directors is composed of Michael W. Michelson (Chair), George A. Bitar, John P. Connaughton and Thomas F. Frist, Jr., M.D. In addition, there were no relationships among our executive officers, members of the Compensation Committee or entities whose executives served on the Compensation Committee that required disclosure under applicable SEC rules and regulations.

Code of Ethics

We have a Code of Conduct which is applicable to all our directors, officers and employees (the “Code of Conduct”). The Code of Conduct is available on the Ethics and Compliance and Corporate Governance pages of our website at www.hcahealthcare.com. To the extent required pursuant to applicable SEC regulations, we intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our chief executive officer, principal financial officer or principal accounting officer) at this location on our website or report the same on a Current Report on Form 8-K. Our Code of Conduct is available free of charge upon request to our Corporate Secretary, HCA Inc., One Park Plaza, Nashville, TN 37203.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee (the “Committee”) of the Board of Directors is generally charged with the oversight of our executive compensation and rewards programs. The Committee is currently composed of Michael W. Michelson, George A. Bitar, John P. Connaughton and Thomas F. Frist, Jr., M.D. Responsibilities of the Committee include the review and approval of the following items:

•	Executive compensation strategy and philosophy;

•	Compensation arrangements for executive management;

•	Design and administration of the annual Performance Excellence Program (“PEP”);

•	Design and administration of our equity incentive plans;

•	Executive benefits and perquisites (including the HCA Restoration Plan and the Supplemental Executive Retirement Plan); and

•	Any other executive compensation or benefits related items deemed noteworthy by the Committee.

In addition, the Committee considers the proper alignment of executive pay policies with our values and strategy by overseeing employee compensation policies, corporate performance measurement and assessment, and Chief Executive Officer performance assessment. The Committee may retain the services of independent outside consultants, as it deems appropriate, to assist in the strategic review of programs and arrangements relating to executive compensation and performance. The views and recommendations of our Chief Executive Officer are also solicited by the Committee with respect to executive compensation as an additional factor in the final compensation decisions with respect to persons other than the Chief Executive Officer.

In 2006, the Committee was composed of C. Michael Armstrong, Martin Feldstein, Frederick W. Gluck and Charles O. Holliday, Jr., who served on our Board of Directors prior to the Merger. Determinations with respect to 2006 compensation were made by this prior Committee.

Compensation Philosophy

The Committee believes the most effective executive compensation program aligns the interests of our executives with those of our stakeholders while encouraging long-term executive retention. Our primary objective is to provide the highest quality health care to our patients while enhancing the long-term value of the Company to our shareholders. The Committee is committed to a strong, positive link between our objectives and our compensation and benefits practices.

Compensation Policies with Respect to Executive Officers for 2006

Our executive compensation structure for 2006 consisted of base salary (designed to be reasonable and competitive), annual PEP awards payable in cash (designed to reward short-term performance and provide incentive for meeting financial, strategic and other objectives), and restricted stock and stock option grants (designed to enhance the mutuality of interests between our officers and our shareholders and reward long-term performance). In addition, we provided an opportunity for executives to participate in a stock purchase plan and two supplemental retirement plans (designed to reward their long-term commitment and contributions to the Company, and Company performance over an extended period of time).

While the Committee does not support rigid adherence to benchmarks or compensatory formulas and strives to make compensation decisions which reflect the unique attributes of the Company and each employee, our general policy with respect to pay positioning in 2006 was as follows:

•	Pay positioning should reflect both market competitiveness and internal job value.

•	Generally, executive base salaries and short-term target incentives should position total annual cash compensation between the median and 75th percentile of the competitive marketplace.

•	The target value of long-term incentive grants (stock options and restricted stock) should reference market median, internal job value and individual performance.

To ensure executives’ pay levels are consistent with the compensation strategy, the Committee collected compensation data from similarly sized general industry companies. Data was also collected from other health care providers as an industry reference, although we are significantly larger than other companies in our industry that report compensation data. The Committee believed this information provided an appropriate basis for a competitive executive compensation assessment. With respect to 2006 compensation, the Committee evaluated our executive total pay positioning with the assistance of Semler Brossy Consulting Group, LLC (“Semler Brossy”). In particular, Semler Brossy assisted the Committee with the peer and market survey and analyses and in the assessment of our performance-based short and long-term compensation programs. Semler Brossy was selected due to its national recognition as a compensation consulting firm and the fact that the Committee believed Semler Brossy was independent of conflicts with either the Board members or management. The compensation of Jack O. Bovender, Jr., our Chairman and Chief Executive Officer; Richard M. Bracken, our President and Chief Operating Officer; R. Milton Johnson, our Executive Vice President and Chief Financial Officer; Samuel N. Hazen, our President—Western Group; W. Paul Rutledge, our President—Central Group; and Charles R. Evans, who served as President—Eastern Group until October 1, 2006 (together, the “named executive officers”) for 2006 is listed in the Summary Compensation Table.

Base Salary

In 2006, the Committee evaluated base salaries for our executives and assigned each executive position a salary range based on market competitiveness and internal job value. In determining appropriate salary levels and salary increases within that range, the Committee considered a position’s level of responsibility, projected role and responsibilities, required impact on execution of Company strategy, external pay practices, total cash and total direct compensation positioning, and other factors it deemed appropriate. The Committee also considered individual performance and vulnerability to recruitment by other companies.

In January 2006, after conducting this assessment, we increased salaries for all executives, including the named executive officers. The average base salary increases in 2006 for our executive officers, as well as for Messrs. Bovender, Bracken, Johnson, Hazen and Evans as a group, was 3.5%. Because of the increase to base salary Mr. Rutledge received in October 2005 in connection with his promotion to President—Central Group, Mr. Rutledge did not receive a salary increase in January 2006. However, in October 2006, the Committee increased Mr. Rutledge’s base salary approximately 8.3% in order to better align the salaries of the presidents of our three operating groups.

Short-Term Incentive Compensation

The purpose of the PEP is to reward participating employees for annual financial and/or nonfinancial performance, with the goals of providing high quality health care for our patients and increasing shareholder value. In 2006, the Committee adopted separate programs for our executive officers (the “Senior Officer PEP”) and for our employees who are not executive officers.

Each participant in the Senior Officer PEP is assigned an annual award target expressed as a percentage of salary ranging from 30% to 120%. Actual awards under the Senior Officer PEP are generally determined using three steps. First, the executive must exhibit our mission and values, uphold our Code of Conduct and follow our compliance policies and procedures. This step is critical to reinforcing our commitment to integrity and the delivery of high quality health care. In the event the Committee determines the participant’s conduct during the fiscal year is not in compliance with the first step, he or she will not be eligible for an incentive award. Second, an initial award amount is determined based upon one or more measures of Company performance. In 2006, the Senior Officer PEP incorporated two Company financial performance measures (earnings per share, or “EPS,” and Earnings before Interest, Taxes, Depreciation and Amortization, or “EBITDA,” each as defined in the Senior Officer PEP). Generally, we then integrate an individual performance component into most participants’ awards, although awards for certain participants, including the named executive officers, remain tied exclusively to the financial performance measures. The Senior Officer PEP is designed to provide 100% of the target award for target performance, 50% of the target award for a minimum acceptable (threshold) level of performance, and a maximum of 200% of the target award for maximum performance. Payouts between threshold and maximum amounts are calculated by the Committee, in its sole discretion, using interpolation. No payments are made for performance below threshold levels. The Committee approves the threshold, target and maximum performance levels at the beginning of the fiscal year.

The Committee may make adjustments to the terms of awards under the Senior Officer PEP in recognition of unusual or nonrecurring events affecting a participant or the Company, or our financial statements; in the event of changes in applicable laws, regulations, or accounting principles; or in the event that the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits available under the Senior Officer PEP. The Committee is also authorized to adjust performance targets or awards to avoid unwarranted penalties or windfalls, although adjustments to avoid unwarranted penalties were not permitted under the 2006 Senior Officer PEP with respect to awards to Covered Officers (as defined in the 2006 Senior Officer PEP), which includes the named executive officers. Except as the Committee may otherwise determine in its sole and absolute discretion, termination of a participant’s employment prior to the end of the year, other than for reasons of death or disability, will result in the forfeiture of the award by the participant.

For 2006, the Committee set Messrs. Bovender’s, Bracken’s, Johnson’s, Hazen’s, Rutledge’s and Evans’s Senior Officer PEP targets at 120%, 90%, 60%, 60%, 60% and 60%, respectively, of base salary for target performance. Awards under the 2006 Senior Officer PEP to Covered Officers, including the named executive officers, were made under the HCA 2005 Equity Incentive Plan (the “2005 Plan”) and were structured in an effort to meet the requirements for deductibility under Section 162(m) of the Internal Revenue Code. As further discussed below under “Long Term Equity Incentive Compensation,” pursuant to the terms of the 2005 Plan, all awards made under the 2005 Plan vest upon a “change of control” of the Company. As a result, pursuant to the terms of the 2006 Senior Officer PEP and the 2005 Plan, and in accordance with the Merger Agreement, upon consummation of the Merger, awards under the 2006 Senior Officer PEP vested and were paid out to the Covered Officers, including the named executive officers, at the target level. Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received $1,944,274, $954,785, $450,227, $473,203, $390,000 and $326,034, respectively, under the 2006 Senior Officer PEP upon consummation of the Merger. Mr. Evans’s payment under the 2006 Senior Officer PEP was prorated for the nine months he served as President—Eastern Group.

We do not intend to publicly disclose the specific performance targets for 2006 as they reflect competitive, sensitive information regarding our budget. However, we consider our budget a reach and we deliberately set aggressive individual goals where applicable. Thus, while designed to be attainable, target performance levels for 2006 required strong performance and execution which in our view provided a bonus incentive firmly aligned with stockholder interests. Our named executive officers in our proxy statement for 2005 did not receive any payout in 2005 with respect to financial performance targets under the 2004 Senior Officer PEP. Our named executive officers in our proxy statement for our 2006 annual meeting of shareholders received payouts under the 2005 Senior Officer PEP at the maximum level, or 200% of the target award, for maximum performance with respect to our 2005 financial measures. The Committee has historically attempted to maintain consistency year over year with respect to the difficulty of achieving the threshold, target and maximum performance levels.

Long-Term Equity Incentive Awards

With respect to 2006 compensation, the Committee utilized long-term incentives, including stock options and restricted shares issued pursuant to the 2005 Plan, to achieve three objectives:

•	Retain key executive talent;

•	Link executive compensation to our long-term performance; and

•	Deliver value to employees in a manner that maximizes economic and tax effectiveness to the Company, while reducing shareholder dilution where possible.

In 2006, executive officers received long-term incentive awards under the 2005 Plan consisting of stock options and restricted shares. The stock options and restricted share awards were each intended to comprise 50% of the total award value. The Committee believed this policy, in conjunction with an increased dividend on our common stock, was consistent with its goals of executive retention and focusing executives on our long-term performance. The issuance of restricted shares, rather than stock options, was also intended to reduce future dilution to our shareholders because we issued approximately one restricted share for every four stock options we would have issued if we had continued to primarily issue stock options, thus reducing the aggregate number of shares granted in long-term incentive awards. The Committee felt that a balanced approach to long-term incentives, rather than reliance on a single equity vehicle, was consistent with emerging competitive practices and served to benefit shareholders and award recipients. Consistent with our pay positioning policy, target stock option and restricted share grant values were based on a number of factors, including an assessment of our performance, the executive’s level of responsibility, past and anticipated contributions to the Company, competitive practices, and the potential dilution resulting from equity-based grants.

As a privately held company, we no longer have a policy regarding stock ownership guidelines. However, in 2006 as a public company, we maintained ownership guidelines requiring executive officers to own shares equal to a multiple of the executive officer’s base salary. We maintained these guidelines in an effort to firmly align the interests of our executives with those of our shareholders and to ensure our executives maintained a significant stake in our long-term performance.

Stock Options

In 2006, option grants to executive officers were made pursuant to the 2005 Plan, had a 10-year term and an exercise price equal to the fair market value of our common stock on the date of grant based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant. In order to have the exercise price reflect the value of our stock during the course of the award year and to encourage employee retention, options awarded as long-term incentive compensation in 2006 were granted on a quarterly basis on pre-determined dates in equal installments of one-fourth of the total number of shares awarded, and were to vest ratably in increments of 25% on each of the first, second, third and fourth anniversaries of the initial grant date. In 2006, Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received long-term incentive awards of options to purchase 267,000 shares, 119,600 shares, 72,500 shares, 72,500 shares, 72,500 shares and 72,500 shares, respectively. For additional information concerning the options awarded in 2006, see the Grants of Plan-Based Awards Table.

Restricted Shares

In 2006, restricted share grants were made pursuant to the 2005 Plan. To encourage retention, the restricted shares granted as long-term incentive compensation in 2006 were to vest ratably in increments of 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant. In 2006, Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received 66,750 restricted shares, 29,900 restricted shares, 18,100 restricted shares, 18,100 restricted shares, 18,100 restricted shares and 18,100 restricted shares, respectively. For additional information concerning the restricted shares awarded in 2006, see the Grants of Plan-Based Awards Table.

The Committee’s meeting schedule in 2006 was set at the beginning of the year, and the proximity of these awards to earnings announcements or other market events was coincidental. Prior to the Merger, we generally did not impose performance-based vesting restrictions with respect to equity awards. While we considered the merits of performance-based vesting, we believed time-based equity awards directly and firmly aligned the interests of our executives with those of our shareholders. Time-based vesting provides economic benefit only to the extent the employee remains employed by us, and the multi-year vesting of these awards ensured long-term performance and stock price appreciation was required in order to realize significant value from these awards. All awards made under the 2005 Plan were subject to a provision requiring the vesting of such awards in full upon a “change of control” of the Company. The Committee believed this acceleration feature to be appropriate when adopting the 2005 Plan as it was generally consistent with predecessor plans and that the lack of an accelerated vesting provision may have put us at a competitive disadvantage in our recruiting and retention efforts as employees often consider equity upside opportunities in an acquisition context a critical element of compensation.

As a result of the Merger, all unvested awards under the 2005 Plan (and all predecessor equity incentive plans) vested in November 2006. Except to the extent any options awarded under the 2005 Plan (or any predecessor plans) were rolled over into the reorganized HCA, participants in the 2005 Plan (and all predecessor plans) received consideration in the Merger for their awards. Participants who held restricted shares pursuant to the 2005 Plan (and any predecessor plans) received $51.00 per share, less any applicable withholding taxes. Participants who held options under the 2005 Plan (and any predecessor plans) received a cash payment equal to the excess (if any) of (a) the product of the number of shares subject to such options and the $51.00 per share Merger consideration, over (b) the aggregate exercise price of the options, less any applicable withholding taxes. As a result of the Merger, no further awards will be made under the 2005 Plan or any predecessor equity incentive plan. As discussed below under “2007 Compensation,” we adopted a new equity plan in connection with the consummation of the Merger which is designed to reflect our status as a sponsor-backed closely held company.

Management Stock Purchase Plan

The HCA Inc. Amended and Restated Management Stock Purchase Plan, or MSPP, allowed select executives, including the named executive officers, to convert up to 25% of their annual base salary into restricted shares granted at a discount of 25% of the average closing price as reported on the New York Stock Exchange on all trading days during a defined purchase period. The MSPP was approved by shareholders in 1995 and amended in 1998 in connection with our elimination of a cash incentive plan. The MSPP was amended again in 2004 to extend its term. The MSPP provided that shares granted thereunder would generally vest three years from the date of grant, encouraging a long-term focus. With certain exceptions, upon termination of employment during the restricted period, the employee would receive a cash payment equal to the lesser of (a) the then current fair market value of the restricted shares or (b) the aggregate salary foregone by the employee as a condition to receiving the restricted shares.

As a result of the Merger, all unvested shares awarded under the MSPP vested in November 2006. In addition, pursuant to the Merger Agreement, participants in the MSPP during the purchase period in which the Merger closed were refunded the amount of salary they had deferred toward the future purchase of shares under the MSPP and received the benefit of the gain on shares that would have been purchased through such deferral. See footnote (6) to the Summary Compensation Table. The MSPP was terminated upon consummation of the Merger. Each of the named executive officers participated in the MSPP.

2007 Compensation

In connection with the Merger, each of Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge, and certain other members of senior management, entered into employment agreements (the material terms of which are described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements”) which, among other things, set the executive’s annual base salary (subject to any annual increases which may be approved by the Board of Directors), and set PEP targets and equity grants for 2007. Given that the compensation of many of our executive officers had recently been renegotiated in connection with the Merger, the Committee (as reconstituted following the Merger) did not engage the services of a compensation consultant with respect to, or otherwise undertake an extensive reassessment of, executive compensation for 2007. Accordingly, Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge did not receive base salary increases or changes to their PEP opportunities in 2007. With respect to the other executive officers, in light of our strategies to manage expenses in 2007, the Committee determined that none of the executive officers should receive increases to their base salaries or PEP opportunities in 2007. The 2007 Senior Officer PEP incorporates EBITDA (defined as earnings before income taxes, depreciation and amortization (but excluding any expenses for share-based compensation under SFAS 123(R) with respect to any awards granted under the 2006 Plan (as defined below)), as determined in good faith by the Board in consultation with the Chief Executive Officer) as the sole Company financial performance measure. The change from two financial performance measures (EPS and EBITDA) to one was made because we are now a closely held company (and therefore EPS is a less meaningful performance measure to our shareholders) and because EBITDA is the Company financial performance measure used in our new option agreements (which are described below).

Mr. Evans retired from the Company effective December 31, 2006. In lieu of paying Mr. Evans the lump sum severance payment pursuant to our severance policy applicable to our employees generally, we have agreed that Mr. Evans would continue to receive base salary and benefits for a period of six months which ended June 30, 2007. See “Potential Payments Upon Termination or Change in Control—Charles R. Evans.”

On November 17, 2006, the Board of Directors approved and adopted the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”). The purpose of the 2006 Plan is to promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; to motivate management personnel by means of growth-related incentives to achieve long-range goals; and to further the alignment of interests of participants with those of our shareholders through opportunities for increased stock or stock-based ownership in the Company.

In January 2007, the Committee approved grants to Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge of options to purchase 399,604 shares, 349,654 shares, 249,753 shares, 159,841 shares and 139,861 shares, respectively, of our common stock. The options are divided so that 1/3 are time vested options, 1/3 are EBITDA-based performance vested options and 1/3 are performance options that vest based on investment return to the Sponsors, each as described below.

The time vested options vest and become exercisable in equal increments of 20% on each of the first five anniversaries of the date of grant. The time vested options have a strike price equivalent to fair market value on the date of grant (as determined reasonably and in good faith by the Board of Directors after consultation with the Chief Executive Officer).

The EBITDA-based performance vested options are eligible to vest and become exercisable in equal increments of 20% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011, but will vest on those dates only if we achieve certain annual EBITDA performance targets, as determined in good faith by the Board in consultation with the Chief Executive Officer). The EBITDA-based performance vested options also vest and become exercisable on a “catch up” basis, if at the end of fiscal years 2008, 2009, 2010 or 2011, the cumulative total EBITDA earned in all prior completed fiscal years or the 2012 fiscal year exceeds the cumulative total of all EBITDA targets in effect for such years. Similar to 2006 performance-based awards, we do not intend to publicly disclose the specific EBITDA performance targets for these options. However, we intend to set these targets at levels designed to be generally consistent with the level of difficulty of achievement associated with prior year performance-based awards.

The options that vest based on investment return to the Sponsors are eligible to vest and become exercisable with respect to 10% of the common stock subject to such options on each of the first five anniversaries of the closing date of the Merger if the Investor Return (as defined below) is at least equal to two times the price paid to shareholders in the Merger (or $102.00), and with respect to an additional 10% on each of the first five anniversaries of the closing date if the Investor Return is at least equal to two-and-a-half times the price paid to shareholders in the Merger (or $127.50). “Investor Return” means, on any of the first five anniversaries of the closing date of the Merger, or any date thereafter, all cash proceeds actually received by affiliates of the Sponsors after the closing date in respect of their common stock, including the receipt of any cash dividends or other cash distributions (but including the fair market value of any distribution of common stock by the Sponsors to their limited partners), determined on a fully diluted, per share basis. The Sponsor investment return options also may become vested and exercisable on a “catch up” basis if the relevant Investor Return is achieved at any time occurring prior to the expiration of such options.

The combination of time, performance and investor return based vesting of these awards is designed to compensate executives for long-term commitment to the Company, while motivating sustained increases in our financial performance and helping ensure the Sponsors have received an appropriate return on their invested capital.

Our retirement and supplemental retirement plans were maintained following the Merger and are further described below.

HCA 401(k) Plan and Retirement Plan

Generally, all employees, including the named executive officers, are eligible to participate in the HCA 401(k) Plan after they have completed two consecutive months of service. Employees contribute funds from their paychecks to the 401(k) Plan on a before-tax basis. Employees can direct their contributions to any of the offered range of investment funds. We match 50% of the first three percent of eligible pay an employee contributes to his or her account, and those matching contributions are automatically invested according to the employee’s investment choices.

Generally, all employees, including the named executive officers, are also eligible to participate in the HCA Retirement Plan after completing one year of service and having at least 1,000 hours of service during a plan year during which they were employed on both January 1 and December 31. The amount of our annual contribution to an employee’s account is based on a contribution schedule and the amount of an employee’s pay, with a higher contribution applied to an employee’s eligible pay that exceeds the Social Security wage base, if any. An employee’s Retirement Plan account is invested in diversified investment vehicles, such as domestic and international stocks, fixed income securities and short term securities.

Each of the named executive officers participates in the HCA 401(k) Plan and the Retirement Plan. For additional information on the amounts contributed to those plans by us in 2006, see footnote (6) to the Summary Compensation Table.

Restoration Plan and Supplemental Executive Retirement Plan

Our key executives, including the named executive officers, participate in two supplemental retirement programs. The Committee initially approved these supplemental retirement programs to recognize significant long-term contributions and commitments by our executive officers to our growth and the creation of stockholder value, to induce our executives to continue in our employ through a specified retirement age (initially 62 through 65, based on length of service) and to help us remain competitive in attracting and retaining key executive talent. The Restoration Plan provides a benefit to replace the lost contributions due to the IRS compensation limit under Internal Revenue Code Section 401(a)(17). For additional information concerning the Restoration Plan, see “Nonqualified Deferred Compensation.” Key executives also participate in the Supplemental Executive Retirement Plan, or the SERP. The SERP benefit brings the total value of annual retirement income to a specific income replacement level. For additional information concerning the SERP, see “Pension Benefits.”

Personal Benefits

Our executive officers generally do not receive benefits outside of those offered to our other employees. Mr. Bovender and Mr. Bracken are permitted to use the Company aircraft for personal trips, subject to the aircraft’s availability. Other executive officers, including Messrs. Johnson, Hazen, Rutledge and Evans may have their spouses accompany them on business trips taken on the Company aircraft, subject to seat availability. In addition, there are times when it is appropriate for an executive’s spouse to attend events related to our business. On those occasions, we will pay for the travel expenses of the executive’s spouse. We will, upon request, provide mobile telephones and personal digital assistants to our employees, and certain of our executive officers have obtained such devices through us. The value of these benefits is included in the executive officers’ income for tax purposes and, in certain limited circumstances, the additional income attributed to an executive officer as a result of one of these benefits will be grossed up to cover the taxes due on that income. The HCA Foundation matches charitable contributions by executive officers up to an aggregate of $10,000 per executive annually. Except as otherwise discussed herein, other welfare and employee-benefit programs are the same for all of our eligible employees, including our executive officers. See footnote (6) to the Summary Compensation Table.

Legal Fees

In accordance with our Restated Certificate of Incorporation (prior to the Merger) and the laws of the State of Delaware, we advanced payments for legal fees and expenses to certain of our officers for retention of legal counsel in connection with matters relating to their actions as an officer of the Company. Currently, certain of our officers have been named in various lawsuits, and we are cooperating with certain investigations being conducted by the United States Attorney for the Southern District of New York and the SEC. The proceedings and investigations are described in greater detail in “Business—Legal Proceedings.” In accordance with our Restated Certificate of Incorporation and Delaware law, any officer who is advanced payments for legal fees will reimburse us for such amounts in the event it is ultimately determined that the individual is not entitled to indemnification under such provisions. In 2006, we advanced payments for legal fees in the amount of approximately $75,000 to Mr. Bracken.

In connection with the Merger, we paid substantial legal fees which included fees for counsel retained by us on behalf of management, including the named executive officers, to represent them in the negotiation of certain agreements and other matters related to the Merger. We paid legal fees of approximately $2 million which related to the rollover program described under “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Option and Restricted Share Awards,” and the 2006 Plan and related agreements (see “Certain Relationships and Related Party Transactions”) for the benefit of approximately 1,500 HCA employees, and for the negotiation of individual employment agreements in connection with the Merger. These legal fees represent a flat fee for group representation and it is not practicable to specify which portions of these legal fees were incurred with respect to any particular named executive officer or any other employee.

Severance and Change in Control Agreements

As noted above, certain of our executive officers, including Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge, entered into employment agreements in connection with the Merger, which agreements provide, among other things, for each executive’s rights upon a termination of employment. We believe that reasonable and appropriate severance and change in control benefits are appropriate in order to be competitive in our executive retention efforts. These benefits should reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time. We also believe that these types of agreements are appropriate and customary in situations such as the Merger wherein the executives have made significant personal investments in the Company and that investment is generally illiquid for a significant period of time. Finally, we believe formalized severance and change in control arrangements are common benefits offered by employers competing for similar senior executive talent. Information regarding applicable payments under such agreements for the named executive officers is provided under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements” and “Potential Payments Upon Termination or Change in Control.”

Tax and Accounting Implications

As part of its role in 2006, the Committee reviewed and considered the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. At the time of the review, we believed that compensation paid in 2006 under the senior management cash and equity incentive plans would generally be fully deductible for federal income tax purposes. However, in certain situations, the Committee approved compensation that did not meet these requirements in order to ensure competitive levels of total compensation for our executive officers. However, because the Company was privately held on the last day of 2006, Section 162(m) will not limit the tax deductibility of any executive compensation for 2006. Similarly, Section 162(m) was not a consideration with respect to 2007 compensation as our common stock is no longer registered or publicly traded.

The Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Internal Revenue Code. Effective January 1, 2006, we began accounting for stock based payments with respect to our long-term equity incentive award programs in accordance with the requirements of SFAS 123(R).

Conclusion

The Committee’s compensation philosophy for an executive officer for 2006 was intended to reflect the unique attributes of the Company and each employee individually in the context of our pay positioning policies, emphasizing an overall analysis of the executive’s performance for the prior year, projected role and responsibilities, required impact on execution of our strategy, vulnerability to recruitment by other companies, external pay practices, total cash compensation and equity positioning internally, current equity holdings, and other factors the Committee deemed appropriate. We believe our approach to executive compensation emphasized significant time and performance-based elements intended to promote long term shareholder value and strongly aligned the interests of our executive officers with those of our shareholders.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by the Chief Executive Officer, the Chief Financial Officer and our other three most highly compensated executive officers during 2006, and one additional person who would have been one of our most highly compensated executive officers had he not stepped down as an executive officer on September 30, 2006 (named executive officers).

Name and Principal Positions	Year	Salary ($)(1)	Restricted Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings($)(5)	All Other Compensation ($)(6)	Total ($)
Jack O. Bovender, Jr.	2006	$1,535,137	$6,393,996	$6,714,520	$1,944,274	$10,715,751	$1,013,576	$28,317,254
Chairman and Chief Executive Officer
Richard M. Bracken	2006	$952,420	$2,937,283	$2,966,787	$954,785	$4,912,088	$514,772	$13,238,135
President, Chief Operating Officer, Director
R. Milton Johnson	2006	$655,016	$1,820,053	$1,787,629	$450,227	$1,848,700	$295,160	$6,856,785
Executive Vice President and Chief Financial Officer
Samuel N. Hazen	2006	$688,438	$1,812,299	$1,787,629	$473,203	$1,828,748	$329,324	$6,919,641
President—Western Group
W. Paul Rutledge	2006	$537,520	$1,276,441	$2,093,442	$390,000	$1,648,053	$242,908	$6,188,364
President—Central Group
Charles R. Evans	2006	$668,455	$1,738,282	$2,129,118	$326,034	$2,999,679	$240,148	$8,101,716
President—Eastern Group*

*	Mr. Evans retired from his position as President—Eastern Group effective October 1, 2006, and retired from the Company effective December 31, 2006.

(1)	Salary amounts do not include the value of restricted stock awards granted pursuant to the MSPP in lieu of a portion of annual salary. Such awards are included in the “Restricted Stock Awards” column. The 2006 base salary for each of Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans was $1,615,662, $1,057,882, $748,265, $786,450, $612,500 and $722,479, respectively.

(2)	Restricted Stock Awards include all compensation expense recognized in our financial statements in accordance with SFAS 123(R) with respect to restricted shares awarded to the named executive officers, including restricted shares awarded pursuant to the 2005 Plan and predecessor plans, and restricted shares awarded pursuant to the MSPP. As a result of the Merger, all outstanding restricted shares vested and therefore all compensation expense with respect to restricted shares was recognized in 2006 in accordance with SFAS 123(R). See Note 3 to our audited consolidated financial statements.

(3)	Includes all compensation expense recognized in our financial statements in accordance with SFAS 123(R) with respect to options to purchase shares of our common stock awarded to the named executive officers, including options awarded pursuant to the 2005 Plan and predecessor plans. As a result of the Merger, all outstanding options vested and therefore all compensation expense with respect to the options was recognized in 2006 in accordance with SFAS 123(R). See Note 3 to our audited consolidated financial statements.

(4)	Reflects amounts paid under the 2006 Senior Officer PEP in November 2006, which amounts became due and payable to certain of our executive officers, including the named executive officers, as a result of the change in control of the Company upon consummation of the Merger. Mr. Evans’s payment under the 2006 Senior Officer PEP was prorated for his service as President—Eastern Group for the first nine months of 2006.

(5)	All amounts are attributable to increases in value to the SERP benefits. Assumptions used to calculate these figures are provided under the table titled “Pension Benefits.” Messrs. Bovender’s, Bracken’s Johnson’s Hazen’s, Rutledge’s and Evans’s SERP benefit value increased in 2006 by $4,185,617, $1,272,074, $299,972, $287,717, $199,078 and $1,406,032, respectively, as a result of the passage of time. In 2006, their SERP benefit value further increased due to three special, one-time events: (i) the payments made under the 2006 Senior Officer PEP in November 2006 described in footnote (4) to the Summary Compensation Table, which had the effect of increasing the named executive officers’ current final average earnings; (ii) the Merger constituted a change in control under the terms of the SERP, which triggered a decrease in the normal retirement age under the SERP from age 65 (or 62 with 10 years of service) to age 60; and (iii) the Committee approved the amendment of the SERP to include a lump sum payment provision and to revise certain actuarial factors. The impact of each of these events on the SERP benefit values were:

	Bovender	Bracken	Johnson	Hazen	Rutledge	Evans
Timing of PEP payment	$2,593,533	$732,167	$293,215	$263,193	$307,300	$316,971
Change to retirement age	$1,250,090	$1,535,685	$576,907	$620,300	$556,513	$746,179
Lump sum provision and actuarial factors	$2,686,511	$1,372,162	$678,606	$657,538	$585,162	$530,497

(6)	Amounts consist of:

•

The cash payment received as a result of the deemed purchase under the MSPP. Salary amounts withheld on behalf of the participants in the MSPP through the closing date of the Merger were deemed to have been used to purchase shares of our common stock under the terms of the MSPP, using the closing date of the Merger as the last date of the applicable offering period, and then converted into the right to receive a cash payment equal to the number of shares deemed purchased under the MSPP multiplied by $51.00. Salary amounts were refunded to the participants, and they also received a cash payment equal to the difference between $51.00 and the deemed purchase price, multiplied by the number of shares the participant was deemed to have purchased. Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received cash payments of $20,860, $27,326, $24,157, $25,379, $19,709 and $13,982, respectively.

•	Company contributions to our Retirement Plan, matching Company contributions to our 401(k) Plan and Company accruals for our Restoration Plan as set forth below.

	Bovender	Bracken	Johnson	Hazen	Rutledge	Evans
HCA Retirement Plan	$19,019	$19,019	$19,019	$19,019	$19,019	$17,290
HCA 401(k) matching contribution	$3,125	$3,300	$3,300	$3,300	$3,300	$3,300
HCA Restoration Plan	$856,424	$409,933	$212,109	$247,060	$172,696	$181,516

•

Dividends on restricted shares. On March 1, 2006, June 1, 2006 and September 1, 2006, we paid dividends of $0.15 per share, $0.17 per share and $0.17 per share, respectively, for each issued and outstanding share of common stock of HCA, including restricted shares. Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received aggregate dividends of $82,525, $42,030, $25,267, $27,754, $26,500 and $24,060, respectively, in 2006 in respect of restricted shares held by them.

•

Personal use of corporate aircraft. In 2006, each of Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge were allowed personal use of the Company airplane with an incremental cost of approximately $30,336, $12,173, $11,308, $6,812 and $1,684, respectively, to the Company. Mr. Evans did not have any personal travel on the Company plane in 2006. We calculate the aggregate incremental cost of the personal use of Company aircraft based on a methodology that includes the average aggregate cost, on a per nautical mile basis, of variable expenses incurred in connection with personal plane usage, including trip-related maintenance, landing fees, fuel, crew hotels and meals, on-board catering, trip-related hangar and parking costs and other variable costs. Because our aircraft are used primarily for business travel, our incremental cost methodology does not include fixed costs of owning and operating aircraft that do not change based on usage. We grossed up the income attributed to Messrs. Bovender and Bracken with respect to certain trips on the Company plane. The additional income attributed to them as a result of gross ups was $1,287 and $522, respectively. In addition, we will pay the travel expenses of our executives’ spouses associated with travel to business related events at which spouse attendance is appropriate. We paid approximately $469 for travel by Mr. Bracken’s wife on a commercial airline for such an event.

Grants of Plan-Based Awards

The following table provides information with respect to our 2006 Senior Officer PEP, as well as restricted shares granted under the MSPP in 2006 and restricted shares and options granted as part of the named executive officers’ long-term incentive compensation awards made under the 2005 Plan during the 2006 fiscal year.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards($)(1)			All Other Stock Awards: Number of Shares of Stock(2)	Fair Value of All Other Stock Awards at Date of Grant(2)	All Other Option Awards: Number of Securities Under- lying Options(3)	Exercise or Base Price of Option Awards ($/sh)(3)	Fair Value of All Other Option Awards at Date of Grant(3)
		Threshold ($)	Target ($)	Maximum ($)
Jack O. Bovender, Jr.	1/01/2006	—	—	—	2,092	$26,087	—	—	—
	1/26/2006	—	—	—	66,750	$3,330,825	66,750	$49.90	$956,374
	4/26/2006	—	—	—	—	—	66,750	$45.08	$877,422
	7/01/2006	—	—	—	2,367	$26,842	—	—	—
	7/26/2006	—	—	—	—	—	66,750	$49.60	$937,384
	10/26/2006	—	—	—	—	—	66,750	$50.34	$44,055
	N/A	$972,137	$1,944,274	$3,888,547	—	—	—	—	—
Richard M. Bracken	1/01/2006	—	—	—	2,740	$34,168	—	—	—
	1/26/2006	—	—	—	29,900	$1,492,010	29,900	$49.90	$428,398
	4/26/2006	—	—	—	—	—	29,900	$45.08	$393,041
	7/01/2006	—	—	—	3,100	$35,154	—	—	—
	7/26/2006	—	—	—	—	—	29,900	$49.60	$419,892
	10/26/2006	—	—	—	—	—	29,900	$50.34	$19,734
	N/A	$477,392	$954,785	$1,909,570	—	—	—	—	—
R. Milton Johnson	1/01/2006	—	—	—	1,938	$24,167	—	—	—
	1/26/2006	—	—	—	18,100	$903,190	18,125	$49.90	$259,690
	4/26/2006	—	—	—	—	—	18,125	$45.08	$238,257
	7/01/2006	—	—	—	2,741	$31,083	—	—	—
	7/26/2006	—	—	—	—	—	18,125	$49.60	$254,533
	10/26/2006	—	—	—	—	—	18,125	$50.34	$11,963
	N/A	$225,114	$450,227	$900,455	—	—	—	—	—
Samuel N. Hazen	1/01/2006	—	—	—	2,546	$31,749	—	—	—
	1/26/2006	—	—	—	18,100	$903,190	18,125	$49.90	$259,690
	4/26/2006	—	—	—	—	—	18,125	$45.08	$238,257
	7/01/2006	—	—	—	2,881	$32,671	—	—	—
	7/26/2006	—	—	—	—	—	18,125	$49.60	$254,533
	10/26/2006	—	—	—	—	—	18,125	$50.34	$11,963
	N/A	$236,602	$473,203	$946,406	—	—	—	—	—
W. Paul Rutledge	1/01/2006	—	—	—	1,855	$23,132	—	—	—
	1/26/2006	—	—	—	18,100	$903,190	18,125	$49.90	$259,690
	4/26/2006	—	—	—	—	—	18,125	$45.08	$238,257
	7/01/2006	—	—	—	2,204	$24,993	—	—	—
	7/26/2006	—	—	—	—	—	18,125	$49.60	$254,533
	10/26/2006	—	—	—	—	—	18,125	$50.34	$11,963
	N/A	$195,000	$390,000	$780,000	—	—	—	—	—
Charles R. Evans	1/01/2006	—	—	—	1,404	$17,508	—	—	—
	1/26/2006	—	—	—	18,100	$903,190	18,125	$49.90	$259,690
	4/26/2006	—	—	—	—	—	18,125	$45.08	$238,257
	7/01/2006	—	—	—	1,588	$18,008	—	—	—
	7/26/2006	—	—	—	—	—	18,125	$49.60	$254,533
	10/26/2006	—	—	—	—	—	18,125	$50.34	$11,963
	N/A	$163,017	$326,034	$652,069	—	—	—	—	—

(1)	Our 2006 Senior Officer PEP was administered pursuant to the terms of the 2005 Plan with respect to certain of our officers, including the named executive officers, and is described in more detail under “Compensation Discussion and Analysis—Short-Term Incentive Compensation.” The amounts shown in the “Threshold” column reflect the threshold payment, which is 50% of the amount shown in the “Target” column. The amount shown in the “Maximum” column is 200% of the target amount. These amounts are based on the individual’s salary and position as of the date the 2006 Senior Officer PEP was approved by the Compensation Committee. Pursuant to the terms of the 2006 Senior Officer PEP and the 2005 Plan, and in accordance with the Merger Agreement, upon consummation of the Merger, awards under the 2006 Senior Officer PEP vested and were paid out to certain of our officers, including the named executive officers, at the target level. Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received $1,944,274, $954,785, $450,227, $473,203, $390,000 and $326,034, respectively, under the 2006 Senior Officer PEP upon consummation of the Merger. Mr. Evans’s payment under the 2006 Senior Officer PEP was prorated for his service as President—Eastern Group for the first nine months of 2006.

(2)	Includes restricted shares awarded under the 2005 Plan by the Compensation Committee as part of the named executive officer’s long term incentive award. The terms of these restricted share awards are described in more detail under “Compensation Discussion and Analysis—Long Term Equity Incentive Awards—Restricted Shares.” Also includes restricted shares received in lieu of base salary pursuant to the MSPP. The shares were purchased at a 25% discount from the average market price of the stock during the deferral period. Amounts with respect to MSPP shares included in the table reflect the value of the 25% discount on the date of grant. Because the Merger closed in November 2006, shares were purchased under the MSPP only with respect to the first semi-annual deferral period in 2006. As a result of the Merger, all outstanding equity awards vested.

(3)	Includes stock options awarded under the 2005 Plan by the Compensation Committee as part of the named executive officer’s long-term incentive award. The terms of these option awards are described in more detail under “Compensation Discussion and Analysis—Long-Term Equity Incentive Awards—Stock Options.” As a result of the Merger, all outstanding equity awards vested.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Total Compensation

In 2006, total compensation, as described in the Summary Compensation Table, was significantly impacted by the Merger and related one-time events. However, the design for our executive compensation structure for 2006 originally consisted primarily of base salary, annual PEP awards payable in cash, and restricted stock and stock option grants. We weighted these components so that annual incentive targets would generally be a multiple of 0.6 times to 1.2 times base salary, and long-term incentive targets would generally be a multiple of three to five times base salary. This mix was intended to reflect our philosophy that a significant portion of an executive’s compensation should be equity-linked and/or tied to our operating performance. In addition, we provided an opportunity for executives to participate in the MSPP and two supplemental retirement plans. The one-time events which impacted our total executive compensation in 2006 are described in more detail below.

Option and Restricted Share Awards

The most significant one-time event affecting executive compensation in 2006 was the Merger. As a result of the Merger, all unvested awards under the 2005 Plan (and all predecessor equity incentive plans) and the MSPP vested in November 2006, including the options and restricted shares awarded in 2006. Accordingly, all previously unrecognized compensation expense associated with these awards was recognized in 2006 in accordance with SFAS 123(R) and is included under the “Stock Options” and “Restricted Stock Awards” columns of the Summary Compensation Table.

Generally, all outstanding options under the 2005 Plan (and any predecessor plans) were cancelled and converted into the right to receive a cash payment equal to the number of shares of common stock underlying the option multiplied by the amount by which the Merger consideration of $51.00 per share exceeded the exercise price for the options (without interest and less any applicable withholding taxes). However, certain members of management, including the named executive officers, were given the opportunity to convert options held by them prior to consummation of the Merger into options to purchase shares of common stock of the surviving corporation (“Rollover Options”). Immediately after the consummation of the Merger, all Rollover Options (other than those with an exercise price below $12.75) were adjusted so that they retained the same “spread value” (as defined below) as immediately prior to the Merger, but the new per share exercise price for all Rollover Options would be $12.75. The term “spread value” means the difference between (x) the aggregate fair market value of the common stock (determined using the Merger consideration of $51.00 per share) subject to the outstanding options held by the participant immediately prior to the Merger that became Rollover Options, and (y) the aggregate exercise price of those options. Members of management, including the named executive officers, received the Merger consideration described above with respect to all options other than Rollover Options.

Rollover Options held by the named executive officers are described in the Outstanding Equity Awards at Fiscal Year-End Table. Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans received aggregate Merger consideration of $14,253,903, $4,673,206, $333,966, $2,487,893, $170 and $2,125,188, respectively, with respect to options other than Rollover Options. These amounts are included in the Option Exercises and

Stock Vested Table. The Rollover Options were exchanged on a tax-free basis, and we did not record additional compensation expense related to the rollover of those options in 2006. The inherent value of the Rollover Options, based on the exchange ratio at the time of the closing of the Merger, for each of Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge was $13,788,896, $5,844,332, $6,000,239, $4,479,840 and $1,338,865, respectively. Due to his imminent retirement, Mr. Evans did not roll over any options.

Participants who held restricted shares pursuant to the 2005 Plan (and any predecessor plans) and the MSPP received $51.00 per share, less any applicable withholding taxes, as Merger consideration. These amounts are included in the Option Exercises and Stock Vested Table.

Because of the timing of the close of the Merger in November 2006, the second annual deferral period with respect to the MSPP terminated early. Upon the close of the Merger, all salary amounts withheld on behalf of the participants in the MSPP through the closing date of the Merger were deemed to have been used to purchase shares of common stock under the terms of the MSPP, using the closing date of the Merger as the last date of the applicable offering period. Participants, including the named executive officers, then received a cash payment equal to the number of shares deemed purchased under the MSPP multiplied by $51.00, less any salary amounts deferred pursuant to the MSPP toward the purchase, which salary amounts were refunded. These amounts are included in the “All Other Compensation” column of the Summary Compensation Table.

2006 Senior Officer PEP

Our 2006 Senior Officer PEP was administered pursuant to the terms of the 2005 Plan with respect to certain of our officers, including the named executive officers. Accordingly, pursuant to the terms of the 2006 Senior Officer PEP and the 2005 Plan, upon consummation of the Merger, awards under the 2006 Senior Officer PEP vested and were paid out to certain of our executive officers, including the named executive officers, at the target level. These amounts are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

SERP Benefits

Increases in the SERP benefit value during 2006 were impacted by three special one-time events: (i) the payments made to Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans under the 2006 Senior Officer PEP upon consummation of the Merger which had the effect of increasing the named executive officers’ current final average earnings; (ii) the Merger constituted a change in control under the terms of the SERP, which triggered a decrease in the normal retirement age under the SERP from age 65 (or 62 with 10 years of service) to age 60; and (iii) the Compensation Committee approved the amendment of the SERP to include a lump sum payment provision and to revise certain actuarial factors, as described in more detail under “Pension Benefits.” The amounts associated with the impact of these events are included in the “Changes in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table and described in more detail in footnote (5) thereto.

Employment Agreements

In connection with the Merger, on November 16, 2006, Hercules Holding entered into substantially similar employment agreements with each of Jack O. Bovender, Jr., Richard M. Bracken, R. Milton Johnson, Samuel N. Hazen, W. Paul Rutledge, Beverly B. Wallace, Charles J. Hall, and Robert A. Waterman, which agreements were shortly thereafter assumed by the Company and which agreements will govern the terms of each executive’s employment. Although the employment agreements did not impact the compensation paid in 2006 and discussed in the Summary Compensation Table and Grants of Plan-Based Awards Table, they are important to an understanding of our executive compensation policies for 2007. The respective offices held by each executive have not changed as a result of execution of these employment agreements, although the agreements provide that Jack O. Bovender, Jr. and Richard M. Bracken will be members of our Board of Directors so long as they remain officers of the Company, with Mr. Bovender continuing to serve as the Chairman. The term of employment under each of these agreements is indefinite and they are terminable by either party at any time; provided that an executive must give no less than 90 days notice prior to a resignation.

Each employment agreement sets forth the executive’s annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and states that the executive will be eligible to earn an annual bonus as a percentage of salary with respect to each fiscal year, based upon the extent to which annual performance targets established by the Board of Directors are achieved. With respect to the 2007 fiscal year, each executive is eligible to earn under the 2007 Senior Officer PEP (i) a target bonus, if 2007 performance targets are met; (ii) a specified percentage of the target bonus, if “threshold” levels of performance are achieved but performance targets are not met; or (iii) a multiple of the target bonus if “maximum” performance goals are achieved, with the annual bonus amount being interpolated, in the sole discretion of the Board of Directors, for performance results that exceed “threshold” levels but do not meet or exceed “maximum” levels. The employment agreements commit us to provide each executive with annual bonus opportunities in 2008 that are consistent with those applicable to the 2007 fiscal year, unless doing so would be adverse to our interests or the interests of our shareholders. For later fiscal years, our Board of Directors will set bonus opportunities in consultation with our Chief Executive Officer. Each employment agreement also sets forth the number of options that the executive will be granted pursuant to the 2006 Plan as a percentage of the total equity initially to be made available for grants pursuant to the 2006 Plan.

Pursuant to each employment agreement, if an executive’s employment terminates due to death or disability, the executive would be entitled to receive (i) any base salary and any bonus that is earned and unpaid through the date of termination; (ii) reimbursement of any unreimbursed business expenses properly incurred by the executive; (iii) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (i) through (iii) being “accrued rights”); and (iv) a pro rata portion of any annual bonus that the executive would have been entitled to receive pursuant to the employment agreement based upon our actual results for the year of termination (with such proration based on the percentage of the fiscal year that shall have elapsed through the date of termination of employment, payable to the executive when the annual bonus would have been otherwise payable (the “pro rata bonus”)).

If an executive’s employment is terminated by us without “cause” (as defined below) or by the executive for “good reason” (as defined below) (each a “qualifying termination”), the executive would be (i) entitled to the accrued rights; (ii) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his or her employment agreement and execution of a general release of claims on behalf of the Company, an amount equal to the product of (x) two (three in the case of Jack O. Bovender, Jr., Richard M. Bracken and R. Milton Johnson) and (y) the sum of (A) the executive’s base salary and (B) annual bonus paid or payable in respect of the fiscal year immediately preceding the fiscal year in which termination occurs, payable over a two-year period; (iii) entitled to the pro rata bonus; and (iv) entitled to continued coverage under our group health plans during the period over which the cash severance described in clause (ii) is paid. However, in lieu of receiving the payments and benefits described in (ii), (iii) and (iv) immediately above, the executive may instead elect to have his or her covenants not to compete waived by us. The same severance applies regardless of whether the termination was in connection with a change in control of the Company.

“Cause” is defined as an executive’s (i) willful and continued failure to perform his material duties to the Company which continues beyond 10 business days after a written demand for substantial performance is delivered; (ii) willful or intentional engagement in material misconduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or the Sponsors; (iii) conviction of, or a plea of nolo contendere to, a crime constituting a felony, or a misdemeanor for which a sentence of more than six months’ imprisonment is imposed; or (iv) willful and material breach of his covenants under the employment agreement which continues beyond the designated cure period or of the agreements relating to the new equity. “Good Reason” is defined as (i) a reduction in the executive’s base salary (other than a general reduction that affects all similarly situated employees in substantially the same proportions which is implemented by the Board in good faith after consultation with the chief executive officer and chief operating officer, a reduction in the executive’s annual incentive compensation opportunity, or the reduction of benefits payable to the executive under the SERP; (ii) a substantial diminution in the executive’s title, duties and responsibilities; or (iii) a transfer of the executive’s primary workplace to a location that is more than 20 miles from his current workplace (other than, in the case of (i) and (ii), any isolated, insubstantial and inadvertent failure that is not in bad faith and is cured within 10 business days after executive’s written notice to the Company).

In the event of an executive’s termination of employment that is not a qualifying termination or a termination due to death or disability, he or she will only be entitled to the “accrued rights” (as defined above).

In each of the employment agreements with the executives (exclusive of Robert A. Waterman), we also commit to grant, among the executives (exclusive of Robert A. Waterman), 10% of the options initially authorized for grant under the 2006 Plan at some time before November 17, 2011 (but with a good faith commitment to do so before a “change in control” or a “public offering” (as those terms are defined in the new stock incentive plan) and before the time when our Board of Directors reasonably believes that the fair market value of our common stock is likely to exceed the equivalent of $102.00 per share) at an exercise price per share that is the equivalent of $102.00 per share. A percentage of these options will be vested at the time of the grant, such percentage corresponding to the elapsed percentage of the period measured between November 17, 2006 and November 17, 2011. When granted, these options will be allocated among the recipients by our Board of Directors in consultation with our chief executive officer based upon the perceived contributions of each recipient since November 17, 2006. The terms of these options will otherwise be consistent with other time vesting options granted under the new stock incentive plan. Additionally, pursuant to the employment agreements, we agree to indemnify each executive against any adverse tax consequences (including, without limitation, under Section 409A and 4999 of the Internal Revenue Code), if any, that result from the adjustment by us of stock options held by the executive in connection with Merger or the future payment of any extraordinary cash dividends.

The employment agreement with Jack O. Bovender Jr. also provides that in the event of (i) any termination of Mr. Bovender’s employment after he has attained 62 years of age (other than a termination for cause) or (ii) a termination of Mr. Bovender’s employment by us without cause, then (A) neither Mr. Bovender nor we will have any put or call rights with respect to Mr. Bovender’s “new options” granted pursuant to the 2006 Plan or stock acquired upon exercise of such options (see “Certain Relationships and Related Party Transactions—Stockholder Agreements”), (B) the unvested new options held by Mr. Bovender that vest solely based on the passage of time will vest as if his employment had continued through the next three anniversaries of their date of grant, (C) the unvested new options held by Mr. Bovender that are performance options will remain outstanding and will vest, if at all, on the next three dates that they would have otherwise vested had his employment continued, based upon the extent to which performance goals are met, (D) Mr. Bovender’s new options will remain exercisable until the second anniversary of the last date on which his performance based new options are eligible to vest, except that his new options that are granted with a strike price equal to two times that of his performance based new options will remain exercisable until the fifth anniversary of the last date on which his performance based new options are eligible to vest, and (E) we will continue to provide coverage for Mr. Bovender and his spouse under our group health plan (on the same basis as such coverage was provided immediately prior to termination of employment) until, in each case, he and his spouse attain 65 years of age.

Additional information with respect to potential payments to the named executive officers pursuant to their employment agreements is contained in “Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to options and restricted shares held by the named executive officers as of December 31, 2006.

Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares of Units of Stock that Have not Vested(3)	Market Value of Shares or Units of Stock That Have Not Vested(3)
Jack O. Bovender, Jr.	143,058	—	$12.75	1/25/2011	—	—
	53,882	—	$12.75	1/24/2012	—	—
	69,411	—	$12.75	1/29/2013	—	—
	53,751	—	$12.75	1/29/2014	—	—
	24,549	—	$12.75	1/27/2015	—	—
	15,843	—	$12.75	1/26/2016	—	—
Richard M. Bracken	8,052	—	$12.75	3/22/2011	—	—
	26,248	—	$12.75	7/26/2011	—	—
	29,934	—	$12.75	1/24/2012	—	—
	40,490	—	$12.75	1/29/2013	—	—
	30,235	—	$12.75	1/29/2014	—	—
	10,739	—	$12.75	1/27/2015	—	—
	7,095	—	$12.75	1/26/2016	—	—
R. Milton Johnson	87,180	—	$12.75	3/4/2009	—	—
	6,039	—	$12.75	3/22/2011	—	—
	9,579	—	$12.75	1/24/2012	—	—
	9,254	—	$12.75	1/29/2013	—	—
	8,062	—	$12.75	1/29/2014	—	—
	26,013	—	$12.75	7/22/2014	—	—
	6,441	—	$12.75	1/27/2015	—	—
	4,301	—	$12.75	1/26/2016	—	—
Samuel N. Hazen	28,123	—	$12.75	3/4/2009	—	—
	6,039	—	$12.75	3/22/2011	—	—
	13,124	—	$12.75	7/26/2011	—	—
	19,158	—	$12.75	1/24/2012	—	—
	23,137	—	$12.75	1/29/2013	—	—
	16,797	—	$12.75	1/29/2014	—	—
	6,441	—	$12.75	1/27/2015	—	—
	4,301	—	$12.75	1/26/2016	—	—
W. Paul Rutledge	8,381	—	$12.75	1/24/2012	—	—
	9,254	—	$12.75	1/29/2013	—	—
	5,375	—	$12.75	1/29/2014	—	—
	2,297	—	$12.75	1/27/2015	—	—
	5,395	—	$12.75	10/01/2015	—	—
	4,301	—	$12.75	1/26/2016	—	—
Charles R. Evans	—	—	—	—	—	—

(1)	The options described in this table represent Rollover Options, as further described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Options and Restricted Share Awards.” There were no options granted under the 2006 Plan in 2006.

(2)

Immediately after the consummation of the Merger, all Rollover Options (other than those with an exercise price below $12.75) were adjusted such that they retained the same “spread value” (as defined below) as immediately prior to the Merger, but the new per share exercise price for all Rollover Options would be $12.75. The term “spread value” means the difference between (x) the aggregate fair market value of the common stock (determined using the Merger consideration of $51.00 per share) subject to the outstanding options held by the participant immediately prior to the Merger that became Rollover Options, and (y) the aggregate exercise price of those options.

(3)	As a result of the Merger, all unvested restricted shares under our equity incentive plans became fully vested. Participants who held restricted shares, including the named executive officers, received the merger consideration of $51.00 per share for each restricted share held by them, less any applicable withholding taxes.

Option Exercises and Stock Vested

The following table includes certain information with respect to the options exercised and restricted shares that vested during the fiscal year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(1)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(2)	Value Realized on Vesting($)(2)
Jack O. Bovender, Jr.	420,660	$14,253,643	178,168	$9,024,985
Richard M. Bracken	137,912	$4,673,010	92,829	$4,701,665
R. Milton Johnson	9,850	$333,757	56,428	$2,861,852
Samuel N. Hazen	73,419	$2,487,729	62,100	$3,140,286
W. Paul Rutledge	—	—	57,879	$2,928,404
Charles R. Evans	315,575	$2,125,188	52,818	$2,670,339

(1)	As a result of the Merger, all options outstanding under our equity incentive plans at the time of the Merger became fully vested and immediately exercisable. Certain members of management, including the named executive officers, were given the opportunity to convert options held by them prior to consummation of the Merger into Rollover Options. With respect to Messrs. Bovender, Bracken, Johnson, Hazen and Rutledge, the options and amounts described in this table reflect options held by the named executive officers that were not rolled over into the surviving corporation, and the gross amount payable with respect to such options in the Merger (including any amounts which were withheld from the participant to pay applicable withholding taxes). Due to his imminent retirement, Mr. Evans did not roll over any options. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” and the Outstanding Equity Awards at Fiscal-Year End Table.

(2)	Includes an aggregate of 13,093 shares with respect to Mr. Bovender, 7,590 shares with respect to Mr. Bracken, 4,225 shares with respect to Mr. Johnson, 5,706 shares with respect to Mr. Hazen, 9,291 shares with respect to Mr. Rutledge, and 4,591 shares with respect to Mr. Evans which vested in 2006 in accordance with their terms. The value realized on vesting with respect to those restricted shares is determined based upon the close price of our common stock on the New York Stock Exchange on the date of vesting. As a result of the Merger, all outstanding restricted shares under our equity incentive plans became fully vested. Participants who held restricted shares, including the named executive officers, received the Merger consideration of $51.00 per share for each restricted share held by them, less any applicable withholding taxes. The value disclosed in the table reflects the gross amount payable with respect to such restricted shares (including any amounts which were withheld from the participant to pay applicable withholding taxes).

Pension Benefits

Our SERP is intended to qualify as a “top-hat” plan designed to benefit a select group of management or highly compensated employees. There are no other defined benefit plans that provide for payments or benefits to any of the named executive officers. Information about benefits provided by the SERP is as follows:

Name	Plan Name	Number of Years Credited Service		Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Jack O. Bovender, Jr.	SERP	27		$21,078,516	$0
Richard M. Bracken	SERP	25		$7,876,338	$0
R. Milton Johnson	SERP	23		$1,940,003	$0
Samuel N. Hazen	SERP	24		$2,536,329	$0
W. Paul Rutledge	SERP	25		$2,305,297	$0
Charles R. Evans	SERP	20	(1)	$4,678,005	$0

(1)	Mr. Evans was granted three additional years of service in accordance with the SERP’s provision for Termination for Good Reason following a Change in Control, which increased the present value of his accumulated benefit by $800,280.

Mr. Bovender is eligible for normal retirement. Mr. Evans is eligible for early retirement. The remaining named executive officers have not satisfied the eligibility requirements for normal or early retirement. All of the named executive officers are 100% vested in their accrued SERP benefit.

Plan Provisions

In the event the employee’s “accrued benefits under the Company’s Plans” (computed using “actuarial factors”) are insufficient to provide the “life annuity amount,” the SERP will provide a benefit equal to the amount of the shortfall. Benefits can be paid in the form of an annuity or a lump sum. The lump sum is calculated by converting the annuity benefit using the “actuarial factors.” All benefits with a present value not exceeding one million dollars are paid as a lump sum regardless of the election made.

Normal retirement eligibility requires attainment of age 60 for employees who were participants at the time of the change in control, including all of the named executive officers. Early retirement eligibility requires age 55 with 20 or more years of service. The service requirement for early retirement is waived for employees participating in the SERP at the time of its inception in 2001, including all of the named executive officers. The “life annuity amount” payable to a participant who takes early retirement is reduced by three percent for each full year or portion thereof that the participant retires prior to normal retirement age.

The “life annuity amount” is the annual benefit payable as a life annuity to a participant upon normal retirement. It is equal to the participant’s “accrual rate” multiplied by the product of the participant’s “years of service” times the participant’s “pay average.” The SERP benefit for each year equals the life annuity amount less the annual life annuity amount produced by the employee’s “accrued benefit under the Company’s Plans.”

The “accrual rate” is a percentage assigned to each participant, and is either 2.2% or 2.4%. All of the named executive officers are assigned a percentage of 2.4%.

A participant is credited with a “year of service” for each calendar year that the participant performs 1,000 hours of service for HCA or one of our subsidiaries, or for each year the participant is otherwise credited by us, subject to a maximum credit of 25 years of service.

A participant’s “pay average” is an amount equal to one-fifth of the sum of the compensation during the period of 60 consecutive months for which total compensation is greatest within the 120 consecutive month period immediately preceding the participant’s retirement. For purposes of this calculation, the participant’s compensation includes base compensation, payments under the PEP, and bonuses paid prior to the establishment of the PEP.

The “accrued benefits under the Company’s Plans” for an employee equals the sum of the employer-funded benefits accrued under the HCA Retirement Plan, the HCA 401(k) Plan and any other tax-qualified plan maintained by us or one of our subsidiaries, the income/loss adjusted amount distributed to the participant under any of these plans, the account credit and the income/loss adjusted amount distributed to the participant under the Restoration Plan and any other nonqualified retirement plans sponsored by us or one of our subsidiaries.

The “actuarial factors” include (a) interest at the long-term Applicable Federal Rate under Section 1274(d) of the Internal Revenue Code, as amended (the “Code”), or any successor thereto as of the first day of November preceding the plan year in or for which a benefit amount is calculated, and (b) mortality based on the prevailing commissioner’s standard table (as described in Code section 807(d)(5)(A)) used in determining reserves for group annuity contracts.

Credited service does not include any amount other than service with us or one of our subsidiaries.

Assumptions

The Present Value of Accumulated Benefit is based on a measurement date of December 31, 2006. The measurement date for valuing plan liabilities on our balance sheet is September 30, 2006, but the measurement date will be changed in Fiscal 2008 in accordance with the requirements of Statement of Financial Accounting Standards No. 158. Using a December 31 measurement date will produce consistent results year to year, reflect the change in control which occurred as a result of the Merger more accurately, and make sure the most up-to-date pay information is included.

Benefits are valued assuming a 50% probability of electing a lump sum and a 50% probability of electing an annuity which is consistent with the valuation of liabilities in this prospectus. However, actual benefit elections were collected after the measurement date of September 30, 2006. All named executive officers elected a lump sum payment at retirement, with the exception of Mr. Bovender. Mr. Bovender elected an annuity. Reflecting actual elections would change the present value of accumulated benefit in column (d) by decreasing Mr. Bovender’s present value by $1,485,860, and increasing Messrs. Bracken’s, Johnson’s, Hazen’s, Rutledge’s and Evans’s present value by $559,186, $137,733, $180,068, $163,664 and $332,117, respectively.

The assumption is made that there is no probability of pre-retirement death or termination. Retirement age is assumed to be the Normal Retirement Age as defined in the SERP for all named executive officers, as adjusted by the provisions relating to change in control, or age 60. Age 60 also represents the earliest date the named executive officers are eligible to receive an unreduced benefit.

All other assumptions used in the calculations are the same as those used for the valuation of the plan liabilities in this prospectus.

Supplemental Information

In the event any participant terminates with good reason or is terminated without cause within six months of a change in control, an additional three years of credited service are granted, subject to a maximum of twenty five years of total credited service. This provision would enhance the accumulated benefit value for Messrs. Johnson and Hazen by $324,516 and $171,591, respectively. Messrs. Bovender, Bracken and Rutledge are each already credited with 25 years of service, and Mr. Evans has elected to retire.

In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits his rights to any further payment, and must repay any benefits already paid. This noncompetition provision is subject to waiver by the Compensation Committee with respect to the named executive officers.

Nonqualified Deferred Compensation

Amounts shown in the table are attributable to the HCA Restoration Plan, an unfunded, nonqualified defined contribution plan designed to restore benefits under the HCA Retirement Plan based on compensation in excess of Code Section 401(a)(17) compensation limit ($220,000 in 2006).

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year
Jack O. Bovender, Jr.	$0	$856,424	$178,899	$0	$2,696,069
Richard M. Bracken	$0	$409,933	$96,222	$0	$1,403,673
R. Milton Johnson	$0	$212,109	$32,249	$0	$549,363
Samuel N. Hazen	$0	$247,060	$49,129	$0	$757,286
W. Paul Rutledge	$0	$172,696	$21,858	$0	$404,137
Charles R. Evans	$0	$181,516	$26,378	$0	$464,014

All of the amounts in the column titled “Registrant Contributions in Last Fiscal Year” above were also included in the column titled “All Other Compensation” of the Summary Compensation Table. The following amounts from the column titled “Aggregate Balance at Last Fiscal Year” have been reported in the Summary Compensation Tables in prior years:

	Restoration Contribution
Name	2001	2002	2003	2004	2005
Jack O. Bovender, Jr.	$187,193	$268,523	$289,899	$363,481	$295,062
Richard M. Bracken	$87,924	$146,549	$162,344	$192,858	$172,571
R. Milton Johnson	—	—	—	—	$71,441
Samuel N. Hazen	—	—	$79,510	$101,488	$97,331

Neither Mr. Rutledge nor Mr. Evans have appeared in the Summary Compensation table in prior years.

Plan Provisions

Hypothetical accounts for each participant are credited each year with the following percentages of eligible compensation in excess of the pay limit established by the Internal Revenue Service (the “IRS”), based on years of service. Eligible compensation is based on the same definition as the HCA Retirement Plan, without regard to the IRS compensation limit. No employee deferrals are allowed under this or any other nonqualified deferred compensation plan.

Service	Contribution Credit
0 to 4 years	4.5%
5 to 9 years	6.0%
10 to 14 years	8.0%
15 to 19 years	10.0%
20 or more years	11.0%

Messrs. Bovender, Bracken, Johnson, Hazen, Rutledge and Evans have 27 years of service, 25 years of service, 23 years of service, 24 years of service, 25 years of service and 17 years of service, respectively.

Hypothetical account balances are increased or decreased with investment earnings based on the actual investment return in the underlying qualified retirement plan trust (the HCA Retirement Plan).

Eligible employees make a one-time election prior to participation (or prior to December 31, 2007, if later) regarding the form of distribution of the benefit. Participants choose between a lump sum and five or ten installments. Distributions are paid (or begin) during the July following the year of termination of employment or retirement. All balances not exceeding $500,000 are automatically paid as a lump sum. If no election is made, the benefit is paid in a lump sum.

Supplemental Information

In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits the rights to any further payment, and must repay any payments already made. This noncompetition provision is subject to waiver by the Committee with respect to the named executive officers.

Potential Payments Upon Termination or Change in Control

The following tables show the estimated amount of potential cash severance payable to each of the named executive officers, as well as the estimated value of continuing benefits, based on compensation and benefit levels in effect on December 31, 2006, assuming the executive’s employment terminates effective December 31, 2006. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive’s termination of employment.

Jack O. Bovender, Jr.

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death
Cash Severance (1)	—	—	—	$16,131,834	—	$16,131,834	—	—
Unvested Stock Options(2)	—	—	—	—	—	—	—	—
SERP(3)	$18,392,005	$18,392,005	$18,392,005	$18,392,005	$18,392,005	$18,392,005	$18,392,005	$15,715,068
Retirement Plans(4)	$2,927,127	$2,927,127	$2,927,127	$2,927,127	$2,927,127	$2,927,127	$2,927,127	$2,927,127
Health and Welfare Benefits(5)	—	—	—	$40,162	—	—	—	—
Disability Income(6)	—	—	—	—	—	—	$1,346,299	—
Life Insurance Benefits(7)	—	—	—	—	—	—	—	$2,021,000
Accrued Vacation Pay	$224,339	$224,339	$224,339	$224,339	$224,339	$224,339	$224,339	$224,339

(1)	Represents amounts Mr. Bovender would be entitled to receive pursuant to his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

(2)	As a result of the Merger, all outstanding options vested so that Mr. Bovender had no unvested options as of December 31, 2006.

(3)	Reflects the present value of the stream of payments from the SERP. Does not reflect changes to the SERP effective for terminations on or after January 1, 2007, including the addition of a lump sum option and revision of the actuarial factors.

(4)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Bovender would be entitled. The value includes $196,650 from the HCA Retirement Plan, $34,408 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $2,696,069 from the HCA Restoration Plan.

(5)	Reflects the present value of the medical premiums for Mr. Bovender and his spouse from termination to age 65 as required pursuant to Mr. Bovender’s employment agreement. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

(6)	Reflects the estimated lump sum present value of all future payments which Mr. Bovender would be entitled to receive under our disability program, including five months of salary continuation, monthly long-term disability benefits of $10,000 per month payable until age 65, and monthly benefits of $10,000 per month from our Super Supplemental Insurance Program payable for 42 months after the six-month elimination period.

(7)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Bovender. Mr. Bovender’s payment upon death while actively employed includes $1,621,000 of Company-paid life insurance and $400,000 from the Executive Death Benefit Plan.

Richard M. Bracken

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death
Cash Severance(1)	—	—	—	$7,795,101	—	$7,795,101	—	—
Unvested Stock Options(2)	—	—	—	—	—	—	—	—
SERP(3)	$9,083,224	—	—	$9,083,224	$9,083,224	$9,083,224	$9,083,224	$8,230,949
Retirement Plans(4)	$2,555,631	$2,555,631	$2,555,631	$2,555,631	$2,555,631	$2,555,631	$2,555,631	$2,555,631
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Disability Income(5)	—	—	—	—	—	—	$1,937,132	—
Life Insurance Benefits(6)	—	—	—	—	—	—	—	$1,136,000
Accrued Vacation Pay	$146,890	$146,890	$146,890	$146,890	$146,890	$146,890	$146,890	$146,890

(1)	Represents amounts Mr. Bracken would be entitled to receive pursuant to his employment agreement. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

(2)	As a result of the Merger, all outstanding options vested so that Mr. Bracken had no unvested options as of December 31, 2006.

(3)	Reflects the present value of the stream of payments from the SERP. Does not reflect changes to the SERP effective for terminations on or after January 1, 2007, including the addition of a lump sum option and revision of the actuarial factors. Mr. Bracken was not eligible for early or normal retirement under the SERP at December 31, 2006.

(4)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Bracken would be entitled. The value includes $763,321 from the HCA Retirement Plan, $388,636 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $1,403,674 from the HCA Restoration Plan.

(5)	Reflects the estimated lump sum present value of all future payments which Mr. Bracken would be entitled to receive under our disability program, including five months of salary continuation, monthly long-term disability benefits of $10,000 per month payable until age 65, and monthly benefits of $10,000 per month from our Super Supplemental Insurance Program payable to age 65.

(6)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Bracken. Mr. Bracken’s payment upon death while actively employed includes $1,061,000 of Company-paid life insurance and $75,000 from the Executive Death Benefit Plan.

R. Milton Johnson

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death
Cash Severance(1)	—	—	—	$4,426,149	—	$4,426,149	—	—
Unvested Stock Options(2)	—	—	—	—	—	—	—	—
SERP(3)	$2,254,672	—	—	$2,627,200	$2,254,672	$2,627,200	$2,254,672	$1,958,523
Retirement Plans(4)	$1,554,747	$1,554,747	$1,554,747	$1,554,747	$1,554,747	$1,554,747	$1,554,747	$1,554,747
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Disability Income(5)	—	—	—	—	—	—	$2,162,557	—
Life Insurance Benefits(6)	—	—	—	—	—	—	—	$751,000
Accrued Vacation Pay	$103,899	$103,899	$103,899	$103,899	$103,899	$103,899	$103,899	$103,899

(1)	Represents amounts Mr. Johnson would be entitled to receive pursuant to his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

(2)	As a result of the Merger, all outstanding options vested so that Mr. Johnson had no unvested options as of December 31, 2006.

(3)	Reflects the present value of the stream of payments from the SERP. Does not reflect changes to the SERP effective for terminations on or after January 1, 2007, including the addition of a lump sum option and revision of the actuarial factors. Mr. Johnson was not eligible for early or normal retirement under the SERP at December 31, 2006.

(4)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Johnson would be entitled. The value includes $241,186 from the HCA Retirement Plan, $764,199 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $549,362 from the HCA Restoration Plan.

(5)	Reflects the estimated lump sum present value of all future payments which Mr. Johnson would be entitled to receive under our disability program, including five months of salary continuation, monthly long-term disability benefits of $10,000 per month payable until age 65, and monthly benefits of $10,000 per month from our Super Supplemental Insurance Program payable to age 65.

(6)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Johnson. Mr. Johnson’s payment upon death while actively employed includes $751,000 of Company-paid life insurance.

Samuel N. Hazen

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death
Cash Severance(1)	—	—	—	$3,406,149	—	$3,406,149	—	—
Unvested Stock Options(2)	—	—	—	—	—	—	—	—
SERP(3)	$2,935,987	—	—	$3,132,967	$2,935,987	$3,132,967	$2,935,987	$2,427,649
Retirement Plans(4)	$1,272,753	$1,272,753	$1,272,753	$1,272,753	$1,272,753	$1,272,753	$1,272,753	$1,272,753
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Disability Income(5)	—	—	—	—	—	—	$2,418,906	—
Life Insurance Benefits(6)	—	—	—	—	—	—	—	$789,000
Accrued Vacation Pay	$109,201	$109,201	$109,201	$109,201	$109,201	$109,201	$109,201	$109,201

(1)	Represents amounts Mr. Hazen would be entitled to receive pursuant to his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

(2)	As a result of the Merger, all outstanding options vested so that Mr. Hazen had no unvested options as of December 31, 2006.

(3)	Reflects the present value of the stream of payments from the SERP. Does not reflect changes to the SERP effective for terminations on or after January 1, 2007, including the addition of a lump sum option and revision of the actuarial factors. Mr. Hazen was not eligible for early or normal retirement under the SERP at December 31, 2006.

(4)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Hazen would be entitled. The value includes $275,223 from the HCA Retirement Plan, $240,244 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $757,286 from the HCA Restoration Plan.

(5)	Reflects the estimated lump sum present value of all future payments which Mr. Hazen would be entitled to receive under our disability program, including five months of salary continuation, monthly long-term disability benefits of $10,000 per month payable until age 65, and monthly benefits of $10,000 per month from our Super Supplemental Insurance Program payable to age 65.

(6)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Hazen. Mr. Hazen’s payment upon death while actively employed with the Company includes $789,000 of the Company-paid life insurance.

W. Paul Rutledge

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death
Cash Severance(1)	—	—	—	$1,745,299	—	$1,745,299	—	—
Unvested Stock Options(2)	—	—	—	—	—	—	—	—
SERP(3)	$2,667,902	—	—	$2,667,902	$2,667,902	$2,667,902	$2,667,902	$2,388,808
Retirement Plans(4)	$1,261,470	$1,261,470	$1,261,470	$1,261,470	$1,261,470	$1,261,470	$1,261,470	$1,261,470
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Disability Income(5)	—	—	—	—	—	—	$1,973,470	—
Life Insurance Benefits(6)	—	—	—	—	—	—	—	$725,000
Accrued Vacation Pay	$90,000	$90,000	$90,000	$90,000	$90,000	$90,000	$90,000	$90,000

(1)	Represents amounts Mr. Rutledge would be entitled to receive pursuant to his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements.”

(2)	As a result of the Merger, all outstanding options vested so that Mr. Rutledge had no unvested options as of December 31, 2006.

(3)	Reflects the present value of the stream of payments from the SERP. Does not reflect changes to the SERP effective for terminations on or after January 1, 2007, including the addition of a lump sum option and revision of the actuarial factors. Mr. Rutledge was not eligible for early or normal retirement under the SERP at December 31, 2006.

(4)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Rutledge would be entitled. The value includes $588,732 from the HCA Retirement Plan, $268,601 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $404,137 from the HCA Restoration Plan.

(5)	Reflects the estimated lump sum present value of all future payments which Mr. Rutledge would be entitled to receive under our disability program, including five months of salary continuation, monthly long-term disability benefits of $10,000 per month payable until age 65, and monthly benefits of $10,000 per month from our Super Supplemental Insurance Program payable to age 65.

(6)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Rutledge. Mr. Rutledge’s payment upon death while actively employed includes $650,000 of Company-paid life insurance and $75,000 from the Executive Death Benefit Plan.

Charles R. Evans

	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Termination Without Cause	Termination for Cause	Voluntary Termination for Good Reason	Disability	Death
Cash Severance(1)	—	—	—	$362,261	—	$362,261	—	—
Unvested Stock Options(2)	—	—	—	—	—	—	—	—
SERP(3)	$4,229,867	$4,229,867	—	$4,985,027	$4,229,867	$4,985,027	$4,229,867	$3,743,767
Retirement Plans(4)	$698,925	$698,925	$698,925	$698,925	$698,925	$698,925	$698,925	$698,925
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Disability Income(5)	—	—	—	—	—	—	$1,094,130	—
Life Insurance Benefits(6)	—	—	—	—	—	—	—	$725,000
Accrued Vacation Pay	$100,318	$100,318	$100,318	$100,318	$100,318	$100,318	$100,318	$100,318

(1)	Represents amounts owing to Mr. Evans pursuant to our severance policy applicable to all employees, which provides that an employee who is involuntarily terminated for reasons other than a reduction in force or cause will receive a lump sum equal to 50% of the employee’s base compensation that would have been payable over a certain period of time. The period of time for which payment is due is determined based upon the employee’s salary level and the duration of his or her employment with the Company at the time of termination. Based upon his length of service and pay level, Mr. Evans would receive a lump sum equal to 50% of his base salary that would have been due for one year. In lieu of paying Mr. Evans a lump sum, we agreed that he would continue to receive base salary and benefits for a period of six months which ended June 30, 2007.

(2)	As a result of the Merger, all outstanding options vested so that Mr. Evans had no unvested options as of December 31, 2006.

(3)	Reflects the present value of the stream of payments from the SERP. Does not reflect changes to the SERP effective for terminations on or after January 1, 2007, including the addition of a lump sum option and revision of the actuarial factors. Mr. Evans was not eligible for normal retirement under the SERP as of December 31, 2006.

(4)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Evans would be entitled. The value includes $197,919 from the HCA Retirement Plan, $36,992 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $464,014 from the HCA Restoration Plan.

(5)	Reflects the estimated lump sum present value of all future payments which Mr. Evans would be entitled to receive under our disability program, including five months of salary continuation, monthly long-term disability benefits of $10,000 per month payable until age 65, and monthly benefits of $8,159 per month from our Super Supplemental Insurance Program payable to age 65.

(6)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Evans. Mr. Evans payment upon death while actively employed with the Company includes $725,000 of Company-paid life insurance.

Director Compensation

The following table provides compensation information for the year ended December 31, 2006 for each of our non-employee directors prior to the consummation of the Merger. Employee directors are not eligible for any additional compensation for service on the Board or its committees.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
C. Michael Armstrong	$21,500	$245,144	$183,803	$16,514	$466,961
Magdalena H. Averhoff, M.D.	$34,000	$126,295	$189,384	$5,104	$354,783
Jack O. Bovender, Jr.	—	—	—	—	—
Richard M. Bracken	—	—	—	—	—
Martin Feldstein	$38,500	$159,973	$189,384	$20,537	$408,394
Thomas F. Frist, Jr., M.D.	$11,500	$186,911	$157,221	$6,473	$362,105
Frederick W. Gluck	$145,500	$177,974	$189,384	$39,740	$552,598
Glenda A. Hatchett	$88,000	$172,580	$189,384	$29,968	$479,932
Charles O. Holliday, Jr.	$107,375	$152,317	$156,738	$22,129	$438,559
T. Michael Long	$89,000	$163,840	$189,384	$34,962	$477,186
John H. McArthur	$87,000	$90,049	$189,384	$33,725	$400,158
Kent C. Nelson	$99,500	$159,973	$189,384	$19,573	$468,430
Frank S. Royal, M.D.	$28,500	$163,839	$189,384	$23,188	$404,911
Harold T. Shapiro	$41,000	$182,944	$171,455	$36,393	$431,792

(1)	Amounts include portions of annual Board and committee retainers which directors elected to receive in cash and meeting fees. With respect to Mr. Gluck, amounts also include $100,000 paid as a retainer for service as Chair of the Special Committee appointed for purposes of evaluating the Merger. With respect to Messrs. Holliday, Long and Nelson and Ms. Hatchett, amounts include $60,000 paid as a retainer for service on the Special Committee.

(2)	Amounts include restricted shares and restricted share units that directors received as all or a portion of their annual retainer in lieu of cash, and restricted shares units that all directors received as part of their long term incentive awards in 2006. The terms of the restricted share and restricted share unit awards granted in 2006 are described in more detail under “Narrative to Director Compensation Table.” As a result of the Merger, all outstanding equity awards vested and therefore all compensation expense associated with such awards was recognized in 2006 in accordance with SFAS 123(R).

(3)	Amounts include stock options granted as part of the directors’ long-term incentive awards. The terms of the option awards granted in 2006 are described in more detail under “Narrative to Director Compensation Table.” As a result of the Merger, all outstanding equity awards vested and therefore all compensation expense associated with such awards was recognized in 2006 in accordance with SFAS 123(R).

(4)	Amounts consist of:

•

Dividends on restricted shares and restricted share units. On March 1, 2006, June 1, 2006 and September 1, 2006, we paid dividends of $0.15 per share, $0.17 per share and $0.17 per share for each issued and outstanding share of common stock of HCA, including restricted shares. Additionally, we accrued dividends with respect to certain restricted share units held by the directors. As a result of the Merger, all accrued but previously unpaid dividends on restricted share units were paid in 2006.

•

Personal use of corporate aircraft. In 2006, Dr. Frist and Dr. Shapiro were allowed personal travel on our airplane with an incremental cost of approximately $2,793 and $1,939, respectively, to us. The aggregate incremental cost of Drs. Frist and Shapiro’s travel on the plane was calculated based on the same methodology used to determine the cost of the named executive officers’ personal airplane usage, which is described in footnote (6) to the “Summary Compensation Table.” We grossed up the income attributed to Dr. Frist with respect to one trip he made on the Company airplane, which amount is also included.

•	Amounts paid by The HCA Foundation in 2006 to charities of the directors’ selection through our matching charitable contribution program.

Narrative to Director Compensation Table

In 2006, non-management directors received an annual retainer of $55,000, which they could elect to receive in the form of cash, restricted shares or restricted share units. A director received a 25% premium over the annual retainer amount with respect to any retainer amount he or she elected to receive in the form of restricted shares or restricted share units. Awards were made pursuant to the 2005 Plan. Non-management directors also received long-term incentive awards under the 2005 Plan having a value of $100,000. The long-term incentive awards were paid 50% in the form of stock options having a Black-Scholes value of approximately $50,000 on the date of grant. Twenty percent of the options were to vest on the date of grant, with an additional 20% of the options granted vesting on the first, second, third and fourth anniversaries of the date of grant. The remaining 50% of the long-term incentive award was paid in the form of restricted share units having a value of $50,000 on the date of grant (based on the close price of our common stock of $43.49 per share on the New York Stock Exchange on May 25, 2006, the date of grant). The awards were to vest on the second anniversary of the date of grant. The awards were made pursuant to the 2005 Plan. In 2006, in addition to the annual retainer, the Board meeting fee was $2,000 per meeting for non-management directors.

Non-management director committee members received an annual committee retainer of $3,000 and committee chairpersons, other than the audit committee chairperson, received a $10,000 annual committee retainer in 2006. The audit committee chairperson received an annual committee retainer of $20,000 in 2006. The presiding director also received an annual retainer of $10,000 in 2006. These retainers were payable in cash, restricted shares or restricted share units. As was the case with the annual retainer, a director received a 25% premium with respect to any committee-related retainer amounts he or she elected to receive in the form of restricted shares or restricted share units. Committee members received a meeting fee of $1,500 per committee meeting. We also reimbursed directors for expenses incurred relating to attendance at Board and committee meetings.

We have occasionally asked a director, as part of his or her service as a director, to participate in a business-related meeting or in meetings which we believe will further his or her education as a director of a public company. In such event, we reimburse the director for reasonable travel expenses and pay the director an additional fee equal to the Board meeting fee. We paid Dr. Averhoff $2,000 in 2006 with respect to her attendance at an HCA division meeting.

The HCA Foundation matches charitable contributions by directors up to an aggregate $15,000 annually for each director.

In connection with its consideration of the Merger, in 2006 the Board appointed a Special Committee consisting of Messrs. Gluck, Holliday, Long and Nelson and Ms. Hatchett. Mr. Gluck served as chairman of the Special Committee. As compensation for their service on the Special Committee, the chairman received a retainer of $100,000 and the Committee members received retainers of $60,000. Committee members did not receive meeting fees with respect to Special Committee meetings. All amounts paid with respect to service on the Special Committee were paid in cash.

In 2006, as a publicly held company, we maintained ownership guidelines requiring directors to own shares of our common stock equal in value to five times the annual retainer for service on our Board. However, because we are now a privately held company, we no longer maintain stock ownership guidelines.

In accordance with our Restated Certificate of Incorporation (prior to the Merger) and the laws of the State of Delaware, we advanced payments for legal fees and expenses to certain of our directors for retention of legal counsel in connection with matters relating to their actions as a director of the Company. Currently, certain of our directors have been named in various lawsuits, and we are cooperating with certain investigations being conducted by the United States Attorney for the Southern District of New York and the SEC. The proceedings and investigations are described in greater detail in “Business—Legal Proceedings.” In accordance with our Restated Certificate of Incorporation and Delaware law, any director who is advanced legal fees will reimburse us for such amounts in the event it is ultimately determined that the individual is not entitled to indemnification under such provisions. In 2006, we advanced legal fees in the amount of approximately $116,000 to Dr. Frist.

In addition, in connection with the Merger, we paid substantial legal fees which included fees for counsel retained by Dr. Frist and his affiliates with respect to the negotiation of certain agreements and other matters related to the Merger. We paid legal fees of approximately $1.1 million with respect to such representation in connection with the Merger.

Currently, none of our directors receive compensation for their service as a member of our Board. They are reimbursed for any expenses incurred in connection with their service.

Equity Compensation Plan Information

This table provides certain information as of December 31, 2006 with respect to our equity compensation plans (shares in thousands):

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	2,285	$12.50	10,656
Equity compensation plans not approved by security holders	—	—	—

Total	2,285	$12.50	10,656

*	For additional information concerning our equity compensation plans, see the discussion in Note 3—Share-Based Compensation in the notes to our audited consolidated financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2007 for:

•	each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

The percentages of shares outstanding provided in the tables are based on 94,171,072 shares of our common stock, par value $0.01 per share, outstanding as of August 31, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares issuable upon the exercise of options that are exercisable within 60 days of August 31, 2007 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other individual. The address of each of our directors and executive officers listed below is c/o HCA Inc., One Park Plaza, Nashville, Tennessee 37203.

Name of Beneficial Owner	Number of Shares		Percent
Hercules Holding II, LLC	91,845,692	(1)	97.5%
Christopher J. Birosak		(1)	—
George A. Bitar		(1)	—
Jack O. Bovender, Jr.	482,276	(2)	*
Richard M. Bracken	234,276	(3)	*
John P. Connaughton		(1)	—
Charles R. Evans	—		—
Thomas F. Frist, Jr., M.D.		(1)	—
Thomas F. Frist III		(1)	—
Christopher R. Gordon		(1)	—
Samuel N. Hazen	137,120	(4)	*
R. Milton Johnson	156,869	(5)	*
Michael W. Michelson		(1)	—
James C. Momtazee		(1)	—
Stephen G. Pagliuca		(1)	—
W. Paul Rutledge	67,753	(6)	*
Peter M. Stavros		(1)	—
Nathan C. Thorne		(1)	—
All directors and executive officers as a group (33 persons)	1,936,942	(1)(7)	2.0

*	Less than one percent.

(1)

Hercules Holding holds 91,845,692 shares, or 97.5%, of our outstanding common stock. Hercules Holding is held by a private investor group, including affiliates of Bain Capital Partners (“Bain”), Kohlberg Kravis Roberts & Co. LLC (“KKR”) and Merrill Lynch Global Private Equity (“MLGPE”), and affiliates of HCA founder Dr. Thomas F. Frist, Jr., who is a director of the Company, including Mr. Thomas F. Frist III, who also serves as a director. Messrs. Connaughton, Gordon and Pagliuca are affiliated with Bain, which indirectly holds 23,373,333 shares, or 24.8%, of our outstanding common stock through the interests of certain of its affiliated funds in Hercules Holding. Messrs. Michelson, Momtazee and Stavros are affiliated with KKR, which indirectly holds 23,373,332 shares, or 24.8%, of our outstanding common stock through the interests of certain of its affiliated funds in Hercules Holding. Messrs. Birosak, Bitar and Thorne are

affiliated with MLGPE, which indirectly holds 23,373,333 shares, or 24.8%, of our outstanding common stock through the interests of certain of its affiliated funds in Hercules Holding. Dr. Frist may be deemed to indirectly beneficially hold 17,804,125 shares, or 18.9%, of our outstanding common stock through his interests in Hercules Holding; and Mr. Frist may be deemed to indirectly beneficially hold 8,130,780 shares, or 8.6%, of our outstanding common stock through his interests in Hercules Holding. The principal office addresses of Hercules Holding are c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, MA 02199, c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025 and c/o Merrill Lynch Global Private Equity, Four World Financial Center, Floor 23, New York, NY 10080. The telephone number at each of the principal offices is (617) 516-2000, (650) 233-6560 and (212) 449-1000, respectively.

(2)	Includes 360,494 shares issuable upon exercise of options.

(3)	Includes 152,793 shares issuable upon exercise of options.

(4)	Includes 117,120 shares issuable upon exercise of options.

(5)	Includes 156,869 shares issuable upon exercise of options.

(6)	Includes 35,003 shares issuable upon exercise of options.

(7)	Includes 1,506,946 shares issuable upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In accordance with its charter, our Audit and Compliance Committee reviews and approves all material related party transactions. Prior to its approval of any material related party transaction, the Audit and Compliance Committee will discuss the proposed transaction with management and our independent auditor. In addition, our Code of Conduct requires that all of our employees, including our executive officers, remain free of conflicts of interest in the performance of their responsibilities to the Company. An executive officer who wishes to enter into a transaction in which their interests might conflict with ours must first receive the approval of the Audit and Compliance Committee. The Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC generally requires that an Investor must obtain the prior written consent of each other Investor before it or any of its affiliates (including our directors) enter into any transaction with us.

Stockholder Agreements

In connection with the Merger, Hercules Holding offered certain members of management, including our executive officers, the opportunity (i) to exchange unrestricted shares of our common stock outstanding prior to the Merger for shares of common stock in the surviving company (“Rollover Stock”), (ii) to purchase shares of our common stock after the Merger (“Purchased Stock” and, together with the Rollover Stock, “Stock”), and (iii) to exchange a portion of their outstanding options to purchase our common stock prior to the Merger for fully exercisable options to purchase shares of the surviving company (referred to herein as the Rollover Options). In addition, on January 30, 2007, our Board of Directors awarded to members of management and certain key employees new options to purchase shares of our common stock (“New Options” and, together with the Rollover Options, “Options”) pursuant to the 2006 Plan adopted on November 17, 2006. In connection with their equity ownership in the surviving company, the participants were required to enter into an Exchange and Purchase Agreement, an Option Rollover Agreement, a Management Stockholder’s Agreement, a Sale Participation Agreement, and an Option Agreement with respect to the new options. Below are brief summaries of the principal terms of the Management Stockholder’s Agreement, the Sale Participation Agreement, the Option Rollover Agreement and the Exchange and Purchase Agreement, each of which are qualified in their entirety by reference to the agreements themselves, forms of which are attached as Exhibits 10.12, 10.13, 10.14 and 10.16, respectively, to the registration statement of which this prospectus is a part. The terms of the Option Agreement with respect to New Options and the 2006 Plan are described in more detail in “Executive Compensation—Compensation Discussion and Analysis—2007 Compensation.”

Exchange and Purchase Agreement

The Exchange and Purchase Agreement provided for the exchange of shares of our common stock outstanding prior to the Merger for shares of common stock in the recapitalized company by (i) transferring such shares to Hercules Holding in exchange for membership interests in Hercules Holding immediately prior to the Merger and (ii) immediately after the Merger receiving from Hercules Holding, in liquidation of such membership interests, shares of common stock in the surviving company equal to the value of the shares contributed. The Exchange and Purchase Agreement also provided for the purchase by Hercules Holding of any shares of a participant’s common stock which were not rolled over.

Option Rollover Agreement

Participants who rolled over their options to purchase shares of our common stock prior to the Merger into Rollover Options entered into an Option Rollover Agreement, which provides that all Rollover Options will remain outstanding in accordance with the terms set forth in the stock incentive plan and grant agreement pursuant to which the options were originally granted. The Option Rollover Agreement also provided that the Rollover Options retain the same “spread value” (as defined below) as the outstanding options held by the participant immediately prior to the Merger but required that the number of shares of our common stock subject to such Rollover Options following the Merger be adjusted such that the per share exercise price for all Rollover

Options is $12.75. The term “spread value” means the difference between (x) the aggregate fair market value immediately prior to the Merger of the common stock (determined using the Merger consideration of $51.00 per share) subject to the outstanding options a participant rolled over and (y) the aggregate exercise price of those options.

Management Stockholder’s Agreement

The Management Stockholder’s Agreement imposes significant restrictions on transfers of shares of our common stock. Generally, shares will be nontransferable by any means at any time prior to the earlier of a “Change in Control” (as defined in the Management Stockholder’s Agreement) or the fifth anniversary of the closing date of the Merger, except (i) sales pursuant to an effective registration statement under the Securities Act filed by the Company in accordance with the Management Stockholder’s Agreement, (ii) a sale pursuant to the Sale Participation Agreement (described below), (iii) a sale to certain “Permitted Transferees” (as defined in the Management Stockholder’s Agreement), or (iv) as otherwise permitted by our Board of Directors or pursuant to a waiver of the restrictions on transfers given by unanimous agreement of the Sponsors. On and after such fifth anniversary through the earlier of a Change in Control or the eighth anniversary of the closing date of the Merger, a management stockholder will be able to transfer shares of our common stock, but only to the extent that, on a cumulative basis, the management stockholders in the aggregate do not transfer a greater percentage of their equity than the percentage of equity sold or otherwise disposed of by the Sponsors.

In the event that a management stockholder wishes to sell his stock at any time following the fifth anniversary of the closing date of the Merger but prior to an initial public offering of our common stock, the Management Stockholder’s Agreement provides the Company with a right of first offer on those shares upon the same terms and conditions pursuant to which the management stockholder would sell them to a third party. In the event that a registration statement is filed with respect to our common stock in the future, the Management Stockholder’s Agreement prohibits management stockholders from selling shares not included in the registration statement from the time of receipt of notice until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the date of the registration statement. The Management Stockholder’s Agreement also provides for the management stockholder’s ability to cause us to repurchase his outstanding stock and options in the event of the management stockholder’s death or disability, and for our ability to cause the management stockholder to sell his stock or options back to the Company upon certain termination events.

The Management Stockholder’s Agreement provides that, in the event we propose to sell shares to the Sponsors, certain members of senior management, including the executive officers (the “Senior Management Stockholders”) have a preemptive right to purchase shares in the offering. The maximum shares a Senior Management Stockholder may purchase is a proportionate number of the shares offered to the percentage of shares owned by the Senior Management Stockholder prior to the offering. Additionally, following the initial public offering of our common stock, the Senior Management Stockholders will have limited “piggyback” registration rights with respect to their shares of common stock. The maximum number of shares of Common Stock which a Senior Management Stockholder may register is generally proportionate with the percentage of common stock being sold by the Sponsors (relative to their holdings thereof).

Sale Participation Agreement

The Sale Participation Agreement grants the Senior Management Stockholders the right to participate in any private direct or indirect sale of shares of common stock by the Sponsors (such right being referred to herein as the “Tag-Along Right”) and requires all management stockholders to participate in any such private sale if so elected by the Sponsors in the event that the Sponsors are proposing to sell at least 50% of the outstanding common stock held by the Sponsors, whether directly or through their interests in Hercules Holding (such right being referred to herein as the “Drag-Along Right”). The number of shares of common stock which would be required to be sold by a management stockholder pursuant to the exercise of the Drag-Along Right will be the sum of the number of shares of common stock then owned by the management stockholder and his affiliates plus all shares of common stock the management stockholder is entitled to acquire under any unexercised Options (to the extent such Options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by the Sponsors in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by the Sponsors entitled to participate in the proposed sale. Management stockholders will bear their pro rata shares of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement.

Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC

The Investors and certain other investment funds who agreed to co-invest with them through a vehicle jointly controlled by the Investors to provide equity financing for the Recapitalization entered into a limited liability company operating agreement in respect of Hercules Holding (the “LLC Agreement”). The LLC Agreement contains agreements among the parties with respect to the election of our directors, restrictions on the issuance or transfer of interests in us, including a right of first offer, tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).

Pursuant to the LLC Agreement, Hercules Holding and its members are required to take necessary action to ensure that each manager on the board of Hercules Holding also serves on our Board of Directors. Each of the Sponsors has the right to appoint three managers to Hercules Holding’s board, the Frist family has the right to appoint two managers to the board, and the remaining two managers on the board are to come from our management team (currently Messrs. Bovender and Bracken). The rights of the Sponsors and the Frist family to designate managers are subject to their ownership percentages in Hercules Holding remaining above a specified percentage of the outstanding ownership interests in Hercules Holding.

The LLC Agreement also requires that, in addition to a majority of the total number of managers being present to constitute a quorum for the transaction of business at any board or committee meeting, at least one manager designated by each of the Investors must be present, unless waived by that Investor. The LLC Agreement further provides that, for so long as at least two Sponsors are entitled to designate managers to Hercules Holding’s board, at least one manager from each of two Sponsors must consent to any board or committee action in order for it to be valid. The LLC Agreement requires that our organizational and governing documents contain provisions similar to those described in this paragraph.

Registration Rights Agreement

Hercules Holding and the Investors entered into a registration rights agreement with us upon completion of the Recapitalization. Pursuant to this agreement, the Investors can cause us to register shares of our common stock held by Hercules Holding under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. The Investors are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. This summary is qualified in its entirety by reference to the agreement itself, which is attached as Exhibit 4.5 to the registration statement of which this prospectus is a part.

Sponsor Management Agreement

In connection with the Merger, we entered into a management agreement with affiliates of each of the Sponsors and certain members of the Frist family, including Thomas F. Frist, Jr., M.D. and Thomas F. Frist III, pursuant to which such entities or their affiliates will provide management services to us. Pursuant to the agreement, we paid aggregate transaction fees of approximately $175 million in connection with services provided by such entities in connection with the Merger and related transactions. In addition, we will pay an aggregate annual management fee of $15 million, which amount increases annually beginning in 2008 at a rate equal to the percentage increase of Adjusted EBITDA (as defined in the Management Agreement) in the applicable year compared to the preceding year, and will reimburse out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. The agreement also provides that we will pay a one percent fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the management agreement in the event of an initial public offering or under certain other circumstances. The agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates and the Frists. This summary is qualified in its entirety by reference to the agreement itself, which is attached as Exhibit 10.20 to the registration statement of which this prospectus is a part.

Other Relationships

On February 6, 2006, we issued $1.0 billion of 6.500% notes due 2016. Merrill Lynch & Co., along with other institutions, served as joint book-running manager in connection with the issuance of those notes. The institutions involved in the underwriting of the notes received an aggregate underwriting discount of 1.125%, or $11,250,000, in consideration of their services in that capacity, of which $400,000 was paid to Merrill Lynch & Co.

On May 25, 2006, the Company entered into a Credit Agreement with the several banks and other financial institutions from time to time parties thereto, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and sole bookrunner (“MLPFS”), and Merrill Lynch Capital Corporation, as administrative agent and lender (“MLCC”). The Credit Agreement was for an aggregate principal amount of $400 million, had a one-year term and contained terms and conditions similar to our previous credit agreements. MLPFS received a commitment fee of $400,000 with respect to the Credit Agreement. In connection with the Merger, on November 17, 2006, the Company repaid in full all amounts outstanding under the Credit Agreement. No penalties were due in connection with such repayments.

Effective July 1, 2006, we sold four hospitals (three in West Virginia and one in Virginia) to LifePoint Hospitals, Inc. for consideration of $256 million. Merrill Lynch & Co. acted as our financial advisor in respect of the transaction and, upon closing of the sale, we paid a fee of $2.1 million in respect of those services.

In connection with the Merger, on November 17, 2006, we issued $5.7 billion of notes. Merrill Lynch & Co., along with other institutions, served as joint book-running manager in connection with the issuance of the notes. The institutions involved in the underwriting of the notes received an aggregate underwriting discount of 2.0%, or $114 million, in consideration of their services in that capacity, of which $13.3 million was paid to Merrill Lynch & Co.

Also in connection with the Merger, on November 17, 2006, we entered into (i) a $2.0 billion senior secured asset-based revolving credit agreement, and (ii) a new senior secured credit agreement, consisting of a $2.0 billion revolving credit facility, a $2.75 billion term loan A facility, a $8.8 billion term loan B facility and a €1.0 billion, or $1.279 billion-equivalent (as of the closing of the Recapitalization) (€995 million, or $1.341 billion-equivalent, at June 30, 2007), European term loan facility. See “Description of Other Indebtedness.” MLPFS, along with other institutions, served as joint lead arranger and joint bookrunner and MLCC served as documentation agent with respect to the senior secured credit facilities and lender. We paid a commitment fee of 1.5% with respect to the senior secured credit facilities, or approximately $252 million in the aggregate, of which MLPFS received $36.4 million.

Merrill Lynch & Co., MLPFS and MLCC are affiliates of certain funds which hold substantial interests in Hercules Holding and of Christopher J. Birosak, George A. Bitar and Nathan C. Thorne, who serve on our Board of Directors.

In 2006, we paid approximately $24.4 million to Health Care Property Investors, Inc. (“HCPI”), representing the aggregate annual lease payments for certain medical office buildings leased by the Company. Charles A. Elcan is an executive officer of HCPI and is the son-in-law and brother-in-law of Dr. Thomas F. Frist, Jr. and Thomas F. Frist III, respectively, who are members of our Board of Directors.

In 2006, two hospitals owned and operated by affiliates of HCA were party to a professional medical services agreement with Commonwealth Perinatal Associates, P.C. (“Commonwealth Perinatal”). The total fees paid to Commonwealth Perinatal by HCA pursuant to the agreement in consideration of services provided in 2006 totaled $300,000. Dr. Rodrick Love is employed by Commonwealth Perinatal and is the son-in-law of Dr. Frank S. Royal, one of our former directors prior to the consummation of the Merger.

Christopher S. George serves as the chief executive officer of an HCA-affiliated hospital, and in 2006, Mr. George received total compensation in respect of base salary and bonus of approximately $400,000 for his services. Mr. George also received certain other benefits, including awards of equity, customary to similar positions within the Company. Mr. George’s father, V. Carl George, is an executive officer of HCA.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On November 17, 2006 in connection with the Recapitalization, we entered into the senior secured credit facilities with Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and bookrunners, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A. and Citicorp North America, Inc., as co-syndication agents and Merrill Lynch Capital Corporation, as documentation agent.

The senior secured credit facilities provide senior secured financing of $16.800 billion, consisting of:

•

$12.800 billion-equivalent in term loan facilities, comprised of a $2.750 billion senior secured term loan A facility with a term of six years, a $8.800 billion senior secured term loan B facility with a term of seven years and a €1.000 billion senior secured European term loan facility ($1.320 billion at December 31, 2006 and $1.341 billion at June 30, 2007) with a term of seven years; and

•

$4.000 billion in revolving credit facilities, comprised of a $2.000 billion senior secured asset-based revolving credit facility with a term of six years and a $2.000 billion senior secured revolving credit facility available in dollars, euros and pounds sterling with a term of six years. Availability under the asset-based revolving credit facility is subject to a borrowing base of 85% of eligible accounts receivable less customary reserves and to certain eligibility criteria.

HCA Inc. is the primary borrower under the senior secured credit facilities, except that a U.K. subsidiary is the borrower under the European term loan facility. The revolving credit facilities include borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans. A portion of the letter of credit availability under the cash-flow revolving credit facility is available in euros, dollars and pounds sterling. The asset-based revolving credit facility is documented in a separate loan agreement from the other senior secured credit facilities.

Interest Rate and Fees

Borrowings under the senior secured credit facilities bear interest at a rate equal to, at our option, either (a) LIBOR for deposits in the applicable currency for the relevant interest period plus an applicable margin or (b) the higher of (1) the prime rate of Bank of America, N.A. and (2) the federal funds effective rate plus 0.50%, plus an applicable margin. The applicable margin for borrowing under the senior secured credit facilities, with the exception of the term loan B (where the margin is static), may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we pay a commitment fee to the lenders under the revolving credit facilities in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum for the revolving credit facility and 0.375% for the asset-based revolving credit facility. Each of these commitment fee rates may be reduced subject to our attaining certain leverage ratios. We must also pay customary letter of credit fees.

Prepayments

The senior secured credit facilities (other than the asset-based revolving credit facility) require us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if our total leverage ratio is 5.50x or less and to 0% if our total leverage ratio is 5.00x or less) of our annual excess cash flow;

•

100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property, other than the Receivables Collateral, as defined below, if we do not (1) reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months as long as such reinvestment is completed within 180 days or (2) apply such proceeds within 15 months to repay debt of HCA Inc. that was outstanding on the effective date of the Merger scheduled to mature prior to the earliest final maturity of the senior secured credit facilities then outstanding; and

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from the receivables facilities and other debt permitted under the senior secured credit facilities.

The foregoing mandatory prepayments are applied among the term loan facilities (1) during the first three years after the effective date of the Merger, pro rata to such facilities based on the respective aggregate amounts of unpaid principal installments thereof due during such period, with amounts allocated to each facility being applied to the remaining installments thereof in direct order of maturity and (2) thereafter, pro rata to such facilities, with amounts allocated to each facility being applied, in the case of the term loan A facility, pro rata to the remaining installments thereof and, in the case of the term loan B facility or the European term loan facility, to the next eight unpaid scheduled installments of principal of such facility and then pro rata to the remaining amortization payments under such facility. Notwithstanding the foregoing, (i) proceeds of asset sales by foreign subsidiaries are applied solely to prepay European term loans until such term loans have been repaid in full and (ii) we are not required to prepay loans under the term loan A facility or the term loan B facility with net cash proceeds of asset sales or with excess cash flow, in each case attributable to foreign subsidiaries, to the extent that the repatriation of such amounts is prohibited or delayed by applicable local law or would result in material adverse tax consequences.

The asset-based revolving credit facility requires us to prepay outstanding loans if borrowings exceed the borrowing base.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay the loans under the term loan facilities as follows:

•

the term loan A facility amortizes in quarterly installments such that the aggregate amount of the original funded principal amount of such facility repaid pursuant to such amortization payments in each year, commencing with the year ending December 31, 2007, is equal to $112.5 million in years 1 and 2, $225 million in years 3 and 4, $450 million in year 5 and $1.625 billion in year 6; and

•

each of the term loan B facility and the European term loan facility amortizes in equal quarterly installments commencing March 31, 2007 in aggregate annual amounts equal to 1% of the original funded principal amount of such facility, with the balance being payable on the final maturity date of such term loans.

Principal amounts outstanding under the revolving credit facilities are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

Guarantee and Security

All obligations under the senior secured credit facilities are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under the 1993 Indenture (except for certain special purpose subsidiaries that only guarantee and pledge their assets under the asset-based revolving credit facility), and the obligations under the European term loan facility are also unconditionally guaranteed by HCA Inc. and each of our existing and future wholly owned material subsidiaries formed under the laws of England and Wales, subject, in each of the foregoing cases, to any applicable legal, regulatory or contractual constraints and to the requirement that such guarantee does not cause adverse tax consequences.

All obligations under the asset-based revolving credit facility, and the guarantees of those obligations, are secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of the receivables of the borrowers and each guarantor under such asset-based revolving credit facility (the “Receivables Collateral”).

All obligations under the senior secured credit facilities (other than the asset-based revolving credit facility), and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by:

•

a first-priority lien on the capital stock owned by HCA Inc. or by any U.S. guarantor in each of their respective first-tier subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the voting stock of such subsidiaries);

•

a first-priority lien on substantially all present and future assets of HCA Inc. and of each U.S. guarantor other than (i) “Principal Properties” (as defined in the 1993 Indenture) except for certain “Principal Properties” not to exceed 10% of “Consolidated Net Tangible Assets” (as defined under the 1993 Indenture), (ii) certain other real properties and (iii) deposit accounts, other bank or securities accounts, cash, leaseholds, motor-vehicles and certain other exceptions (such collateral under this and the preceding bullet, the “Non-Receivables Collateral”); and

•

a second-priority lien on certain of the Receivables Collateral (such portion of the Receivables Collateral, the “Shared Receivables Collateral”; the Receivables Collateral which does not secure such senior secured credit facilities on a second-priority basis is referred to as the “Separate Receivables Collateral”).

The obligations of the borrowers and the guarantors under the European term loan facility are also secured by substantially all present and future assets of such borrowers and each such guarantor (the “European Collateral”), subject to permitted liens and other exceptions (including, without limitation, exceptions for deposit accounts, other bank or securities accounts, cash, leaseholds, motor-vehicles and certain other exceptions) and subject to such security interests otherwise being permitted by applicable law and contract and not resulting in adverse tax consequences.

Certain Covenants and Events of Default

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•

prepay certain subordinated indebtedness (including the notes and certain other indebtedness existing on the effective date of the Merger (“Retained Indebtedness”)), subject to exceptions for repayments of

Retained Indebtedness maturing prior to the senior secured credit facilities and, in certain cases, to satisfaction of a maximum first-lien leverage condition;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain subordinated indebtedness (including the notes); and

•	change our lines of business.

•	In addition, the senior secured credit facilities will require us to maintain the following financial covenants:

•

in the case of the asset-based revolving credit facility, a minimum interest coverage ratio (applicable only when availability under such facility is less than 10% of the borrowing base thereunder); and

•	in the case of the other senior secured credit facilities, a maximum total leverage ratio.

The senior secured credit facilities will also contain certain customary affirmative covenants and events of default, including a change of control.

Other Indebtedness

Senior Notes, Debentures and Medium Term Notes

As of June 30, 2007, we have outstanding an aggregate principal amount of $6.873 billion and £150 million of senior notes and debentures, consisting of the following series:

•	$7,196,000 aggregate principal amount of 7.00% Senior Notes due 2007;

•	$16,035,000 aggregate principal amount of 7.25% Senior Notes due 2008;

•	$2,097,000 aggregate principal amount of 5.25% Senior Notes due 2008;

•	$3,488,000 aggregate principal amount of 5.50% Senior Notes due 2009;

•	$691,170,000 aggregate principal amount of 8.75% Senior Notes due 2010;

•	£150,000,000 aggregate principal amount of 8.75% Senior Notes due 2010;

•	$475,820,000 aggregate principal amount of 7.875% Senior Notes due 2011;

•	$500,000,000 aggregate principal amount of 6.95% Senior Notes due 2012;

•	$500,000,000 aggregate principal amount of 6.30% Senior Notes due 2012;

•	$500,000,000 aggregate principal amount of 6.25% Senior Notes due 2013;

•	$500,000,000 aggregate principal amount of 6.75% Senior Notes due 2013;

•	$500,000,000 aggregate principal amount of 5.75% Senior Notes due 2014;

•	$750,000,000 aggregate principal amount of 6.375% Senior Notes due 2015;

•	$1,000,000,000 aggregate principal amount of 6.50% Senior Notes due 2016;

•	$291,436,000 aggregate principal amount of 7.69% Senior Notes due 2025;

•	$250,000,000 aggregate principal amount of 7.50% Senior Notes due 2033;

•	$150,000,000 aggregate principal amount of 7.19% Debentures due 2015;

•	$135,645,000 aggregate principal amount of 7.5% Debentures due 2023;

•	$150,000,000 aggregate principal amount of 8.36% Debentures due 2024;

•	$150,000,000 aggregate principal amount of 7.05% Debentures due 2027;

•	$100,000,000 aggregate principal amount of 7.75% Debentures due 2036; and

•	$200,000,000 aggregate principal amount of 7.50% Debentures due 2095.

We also have outstanding $121,180,000 aggregate principal amount of our 8.700% Medium Term Notes due 2010; $121,110,000 aggregate principal amount of our 9.000% Medium Term Notes due 2014; and $125,000,000 aggregate principal amount of our 7.580% Medium Term Notes due 2025.

All of our outstanding series of senior notes, debentures and medium term notes were issued under the 1993 Indenture. The terms of the 1993 Indenture governing the existing senior notes, debentures and medium term notes provide that in addition to customary events of default, the aggregate amount of all other indebtedness of HCA secured by mortgages on “Principal Properties” (as such term is defined in the indenture) together with the aggregate principal amount of all indebtedness of restricted subsidiaries (as such term is defined in the indenture) may not exceed 15% of the consolidated net tangible assets of HCA and its consolidated subsidiaries.

Other Secured Indebtedness

We had outstanding approximately $422 million of capital leases and other secured debt as of June 30, 2007.

Under our lease with HRT of Roanoke, Inc., effective December 20, 2005, we make annual payments for rent and additional expenses for the use of premises in Roanoke and Salem, Virginia. The rent payments will increase each year beginning January 1, 2007 by the lesser of 3% or the change in the Consumer Price Index. The lease is for a fixed-term of 12 years with the option to extend the lease for another ten years.

Under our lease with Medical City Dallas Limited, effective March 18, 2004, we make annual payments for rent for the use of premises that are a part of a complex known as “Medical City Dallas” located in Dallas, Texas. The rent payment is adjusted yearly based on the fair market value of the premises and a capitalization rate. The initial term is 240 months with the option to extend for two more terms of 240 months each.

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

HCA and the guarantors of the outstanding notes have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to use our reasonable best efforts to file a registration statement relating to offers to exchange the outstanding notes for exchange notes and to complete the exchange offers within 360 days after the date of original issuance of the outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on November 17, 2006.

Under the circumstances set forth below, HCA and the guarantors will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offers as contemplated by the registration rights agreement;

•	if the exchange offers are not consummated within 360 days after the date of issuance of the outstanding notes;

•

if any initial purchaser of the outstanding notes so requests with respect to the outstanding notes not eligible to be exchanged for the exchange notes and held by it within 30 days after the consummation of the exchange offers; or

•	if any holder that participates in the exchange offers does not receive freely transferable exchange notes in exchange for tendered outstanding notes.

Under the registration rights agreement, if HCA fails to complete the exchange offers (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 360 days after the issue date of the outstanding notes (the “target registration date”), the interest rate on each series of the outstanding notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the exchange offers are completed or the shelf registration statement, if required, is declared effective by the SEC or the outstanding notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest per series of outstanding notes. Copies of the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

•

you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, HCA will accept for exchange in the exchange offers any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. HCA will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offers.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding notes. For a description of the indenture, see “Description of Notes.”

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $1,000 million aggregate principal amount of the 9 1/8% Senior Secured Notes due 2014 are outstanding, $3,200 million aggregate principal amount of the 9 1/4% Senior Secured Notes due 2016 are outstanding and $1,500 million aggregate principal amount of the 9 5/8%/10 3/8 % Senior Secured Toggle Notes due 2016 are outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. HCA intends to conduct the exchange offers in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders’ series of outstanding notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

HCA will be deemed to have accepted for exchange properly tendered outstanding notes when it has given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, HCA expressly reserves the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offers.”

If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date, Extensions and Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on October 24, 2007. However, if we, in our sole discretion, extend the period of time for which the exchange offers are open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offers.

To extend the period of time during which the exchange offers are open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

HCA reserves the right, in its sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offers);

•

to extend any of the exchange offers or to terminate any of the exchange offers if any of the conditions set forth below under “—Conditions to the Exchange Offers” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•

subject to the terms of the registration rights agreement, to amend the terms of any of the exchange offers in any manner. In the event of a material change in any of the exchange offers, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If HCA amends any of the exchange offers in a manner that we determine to constitute a material change, it will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offers

Despite any other term of the exchange offers, HCA will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and it may terminate or amend any of the exchange offers as provided in this prospectus prior to the expiration date if in its reasonable judgment:

•	the exchange offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offers.

In addition, HCA will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution”; or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

HCA expressly reserves the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, HCA may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. HCA will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offers.

HCA expressly reserves the right to amend or terminate any of the exchange offers and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. HCA will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and HCA may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If HCA fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that it may assert at any time or at various times prior to the expiration date.

In addition, HCA will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, HCA will promptly issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offers only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offers, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

HCA will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. HCA reserves the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither HCA, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 11:59 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn outstanding notes may be retendered by following the procedures described under “— Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offers. The Bank of New York also acts as trustee under the indenture governing the outstanding notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail:	By Overnight Courier or Hand Delivery:

The Bank of New York 101 Barclay Street—7 East New York, NY 10286 Corporate Trust Operations Reorganization Unit Telephone: 212-815-5098	The Bank of New York 101 Barclay Street—7 East New York, NY 10286 Corporate Trust Operations Reorganization Unit Telephone: 212-815-5098	The Bank of New York 101 Barclay Street—7 East New York, NY 10286 Corporate Trust Operations Reorganization Unit Telephone: 212-815-5098

By Facsimile Transmission
(eligible institutions only):

(212) 298-1915

Telephone Inquiries:

212-815-5078
If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offerings of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, the terms “we,” “our,” “us” and “the Company” each refer to HCA Inc. (the “Issuer”) and its consolidated Subsidiaries.

The Issuer issued $1,000,000,000 aggregate principal amount of 9 1 /8% senior secured notes due 2014 (the “2014 Cash Pay Notes”), $3,200,000,000 aggregate principal amount of 9 1/4% senior secured notes due 2016 (the “2016 Cash Pay Notes” and, together with the 2014 Cash Pay Notes, the “Cash Pay Notes”) and $1,500,000,000 aggregate principal amount of 9 5 /8%/10 3/8% optional PIK interest senior secured notes due 2016 (the “Toggle Notes” and, together with the Cash Pay Notes, the “Notes”) under the indenture dated November 17, 2006 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. See “Notice to Investors.” Except as set forth herein, the terms of the Notes are substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of that agreement, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, will define your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary.”

Brief Description of Notes

The Notes are:

•	general senior obligations of the Issuer;

•

secured on a second-priority basis, equally and ratably with all existing and future obligations of the Issuer and the Guarantors under any future Junior Lien Obligations, by all of the assets of the Issuer and the Guarantors which are not Principal Properties and which secure the General Credit Facility (other than the European Collateral), subject to the Liens securing the Issuer’s and the Guarantors’ obligations under the General Credit Facility and any other Priority Lien Obligations and other Permitted Liens;

•

secured on a third-priority basis, equally and ratably with all existing and future obligations of the Issuer and the Guarantors under any future Junior Lien Obligations, by all of the assets of the Issuer and the Guarantors securing the ABL Facility which also secure the General Credit Facility, subject to the Liens securing the Issuer’s and the Guarantors’ obligations under the Senior Credit Facilities and any other Priority Lien Obligations and other Permitted Liens;

•

effectively subordinated, to the extent of the value of the assets securing such Indebtedness (which, in any event, exclude the European Collateral, which does not secure the Notes), to the Issuer’s and the Guarantors’ obligations under the General Credit Facility and any future Priority Lien Obligations, that will be secured (A) on a first-priority basis by the same assets of the Issuer and the Guarantors that secure the Notes and by certain other assets of the Issuer and the Guarantors, including the Principal Properties, that do not secure the Notes and (B) on a second-priority basis by the Shared Receivables Collateral;

•	effectively subordinated to the Issuer’s and the Guarantors’ obligations under the ABL Facility, to the extent of the value of the Shared Receivables Collateral;

•	effectively subordinated to any obligations secured by Permitted Liens, to the extent of the value of the assets of the Issuer and the Guarantors subject to those Permitted Liens;

•

structurally subordinated to any existing and future indebtedness and liabilities of non-guarantor Subsidiaries, including the ABL Financing Entities and the Issuer’s Foreign Subsidiaries and any Unrestricted Subsidiaries;

•

ranked equally in right of payment with all existing and future senior Indebtedness of the Issuer and the Guarantors but, to the extent of the value of the Collateral, are effectively senior to all of the Issuer’s and the Guarantors’ unsecured senior Indebtedness (including the Existing Notes);

•	senior in right of payment to any future Subordinated Indebtedness (as defined with respect to the Notes) of the Issuer; and

•	initially unconditionally guaranteed on a joint and several and senior basis by each Restricted Subsidiary that guarantees the General Credit Facility (other than any Foreign Subsidiary).

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally fully and unconditionally guaranteed, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or Additional Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Restricted Subsidiaries which guarantee the General Credit Facility guarantee the Notes. Each of the Guarantees of the Notes is a general senior obligation of each Guarantor and is secured by a second-priority lien on all of the assets of each Guarantor which secure the General Credit Facility and which are not Principal Properties and by a third-priority lien on all of the assets of each Guarantor which secure the ABL Facility. The Guarantees rank equally in right of payment with all existing and future senior Indebtedness of the Guarantor but, to the extent of the value of the Collateral, are effectively senior to all of the Guarantor’s unsecured senior Indebtedness and, to the extent of the Collateral, are effectively subordinated to the Guarantor’s Obligations under the Senior Credit Facilities and any future Priority Lien Obligations. The Guarantees are senior in right of payment to all existing and future Subordinated Indebtedness of each Guarantor. The Notes are structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuer that do not Guarantee the Notes.

Not all of the Issuer’s Subsidiaries Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of our Subsidiaries which are “Restricted Subsidiaries” for purposes of the Existing Notes Indenture, Foreign Subsidiaries, ABL Financing Entities, non-Wholly Owned Subsidiaries or any Receivables Subsidiaries guarantee the Notes. For the year ended December 31, 2006, the non-guarantor Subsidiaries generated approximately 41.5% of the Issuer’s consolidated total revenue. In addition, as of June 30, 2007, the non-guarantor Subsidiaries held approximately 44.3% of the Issuer’s consolidated total assets.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks

Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payment on the notes.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Holding Company Structure

The Issuer is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Issuer is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations.

Security

General

The Notes and the Guarantees are secured by perfected second-priority security interests in the Non-Receivables Collateral (second in priority to the Liens on the Non-Receivables Collateral securing the First Lien Obligations) and by perfected third-priority security interests in the Shared Receivables Collateral (third in priority to the first-priority and second-priority Liens on the Shared Receivables Collateral securing the ABL Obligations and the First Lien Obligations, respectively), in each case, subject to Permitted Liens; provided, that with respect to the portion of the Collateral comprised of real property, the Issuer and the Guarantors have such time as is reasonably necessary from the Issue Date to complete the actions required to perfect the second-priority Lien on such Collateral. The Cash Pay Notes and the Toggle Notes share in the benefit of such security interests pro rata based on the respective amounts of the Obligations thereunder. Notwithstanding the foregoing, neither the Notes nor the Guarantees are or will be secured by the European Collateral or the Separate Receivables Collateral and, until after the Discharge of the First Lien Obligations, the Notes and the Guarantees will not be secured by any Principal Properties. Upon the Discharge of First Lien Obligations and so long as no First Lien Obligations are outstanding, the Principal Properties that constituted “Collateral” under the First Lien Security Documents Facility will become Collateral with respect to the Notes, subject to the same limitation on the amount of Obligations secured thereby as contained in the First Lien Security Documents. See also “—Certain Limitations on the Collateral” below. Priority Lien Secured Parties have rights and remedies with respect to the Collateral that, if exercised, could adversely affect the value of the Collateral or the ability of the respective agents under the Intercreditor Agreements to realize or foreclose on the Collateral on behalf of holders of the Notes. For a description of the Shared Receivables Collateral and the Non-Receivables Collateral, see “Description of Other Indebtedness—Senior Secured Credit Facilities—Guarantee and Security.”

The Issuer and the Guarantors are and will be able to incur additional Indebtedness in the future which could share in the Collateral, including additional First Lien Obligations, additional ABL Obligations, additional Junior Lien Obligations and Obligations secured by Permitted Liens. The amount of such additional Obligations are and will be limited by the covenant described under “Certain Covenants—Liens” and the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Under certain circumstances, the amount of any such additional Obligations could be significant.

After-Acquired Collateral

From and after the Issue Date and subject to certain limitations and exceptions, (a) if the Issuer or any Guarantor creates any additional security interest upon any property or asset that would constitute Collateral to secure any First Lien Obligations (other than Principal Properties prior to the Discharge of First Lien Obligations and so long as no First Lien Obligations are outstanding and other than European Collateral and Separate Receivables Collateral), it must concurrently grant a second-priority perfected security interest (subject to Permitted Liens) upon such property as security for the Notes and (b) if the Issuer or any Guarantor creates any additional security interest upon any property or asset that would constitute Shared Receivables Collateral to secure any Priority Lien Obligations, it must concurrently grant a third-priority perfected security interest (subject to Permitted Liens) upon such property as security for the Notes.

Liens with Respect to the Collateral

Security Documents and Intercreditor Agreements

The Issuer, the Guarantors and the Junior Lien Collateral Agent entered into the Security Documents with respect to the Collateral defining the terms of the security interests that secure the Notes and the Guarantees with respect to such Collateral. These security interests secure the payment and performance when due of all of the Obligations of the Issuer and the Guarantors under the Notes, the Indenture, the Guarantees and the Security Documents, as provided in the Security Documents.

The Junior Lien Collateral Agent and the First Lien Collateral Agent entered into the General Intercreditor Agreement (as the same may be amended from time to time, the “General Intercreditor Agreement”) with respect to the Collateral. The First Lien Collateral Agent is initially the Collateral Agent under the General Credit Facility. The Junior Lien Collateral Agent is initially the Trustee. Pursuant to the terms of the General Intercreditor Agreement, prior to the Discharge of First Lien Obligations, the First Lien Collateral Agent, acting on behalf of the First Lien Secured Parties, will determine the time and method by which the security interests in the Collateral will be enforced and will have the sole and exclusive right to manage, perform and enforce the terms of the Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to its direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, marshall, process, sell, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of a Default or Event of Default under the Indenture. The Junior Lien Collateral Agent will not be permitted to enforce the security interests even if any Event of Default under the Indenture has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, solely as necessary to file a proof of claim or statement of interest with respect to the Junior Lien Obligations or (b) as necessary to take any action in order to prove, preserve, perfect or protect (but not enforce) its security interest and rights in, and the perfection and priority of its Lien on, the Collateral. See “Risk Factors—Risks Related to the Notes—The lien ranking provisions of the Indenture and other agreements relating to the collateral securing the notes will limit the rights of holders of the notes with respect to that collateral, even during an event of default.” After the Discharge of First Lien Obligations, the Junior Lien Collateral Agent in accordance with the provisions of the Junior Lien Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration and any other amounts owed to the Junior Lien Collateral Agent) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of Junior Lien Obligations. The proceeds from the sale of the Collateral remaining after the satisfaction of all First Lien Obligations may not be sufficient to satisfy the Junior Lien Obligations. By its nature some or all of the Collateral is and will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if salable. See “Risk Factors—Risks Related to the Notes—The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.”

The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, has agreed in the General Intercreditor Agreement that (a) it will not (and thereby waives any right to) take any action to challenge, contest or support any other Person in contesting or challenging, directly or indirectly, in any proceeding (including any insolvency or liquidation proceeding), the validity, perfection, priority or enforceability of a Lien securing any First Lien Obligations held (or purported to be held) by or on behalf of the First Lien Collateral Agent or any of the First Lien Secured Parties or any agent or trustee therefor in any Collateral or other First Lien Collateral and (b) it will not oppose or otherwise contest (or support any other Person contesting) any request for judicial relief made in any court by the First Lien Collateral Agent or any First Lien Secured Parties relating to the lawful enforcement of any First Priority Lien on Collateral or other First Lien Collateral.

In addition, the Security Documents provide that, prior to the Discharge of First Lien Obligations, (1) the First Lien Collateral Agent may take actions with respect to the Collateral (including the release of Collateral and the manner of realization (subject to the provisions described under “—Release of Collateral”)) without the consent of the Junior Lien Collateral Agent or other Junior Lien Secured Parties and (2) the Issuer and the Guarantors may require the Junior Lien Collateral Agent to agree to modify the Security Documents, or the General Intercreditor Agreement, without the consent of the Junior Lien Collateral Agent or other Junior Lien Secured Parties, to secure additional extensions of credit and add additional First Lien Secured Parties or Junior Lien Secured Parties so long as such modifications do not expressly violate the provisions of the General Credit Facility or the Indenture. In addition, the General Intercreditor Agreement provides that with respect to Collateral in the event that the First Lien Collateral Agent or the First Lien Secured Parties enter into any amendment, waiver or consent in respect of or replace any of the First Lien Security Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First Lien Security Document or changing in any manner the rights of the First Lien Collateral Agent, the First Lien Secured Parties, the Issuer or any Guarantor thereunder (including the release of any Liens in Collateral in accordance with the provisions described under “—Release of Collateral”), then such amendment, waiver or consent shall apply automatically to any comparable provision of each comparable Security Document in favor of the Junior Lien Obligations without the consent of the Junior Lien Collateral Agent, any Junior Lien Representative or any Junior Lien Secured Party and without any action by the Junior Lien Collateral Agent, any Junior Lien Representative, the Issuer or any Guarantor; provided that such amendment, waiver or consent does not materially adversely affect the rights of the Junior Lien Secured Parties or the interests of the Junior Lien Secured Parties in the Collateral in a manner materially different from that affecting the rights of the First Lien Secured Parties thereunder or therein. Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that such modifications do not expressly violate the provisions of the General Credit Facility or the Indenture if such determination is set forth in an Officer’s Certificate delivered to such provider.

So long as the Discharge of First Lien Obligations has not occurred, the Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Non-Receivables Collateral upon the exercise of remedies will be applied by the First Lien Collateral Agent to the First Lien Obligations in such order as specified in the relevant First Lien Documents until the Discharge of First Lien Obligations has occurred. Upon the Discharge of First Lien Obligations, the First Lien Collateral Agent shall deliver to the Junior Lien Collateral Agent (for the benefit of all Junior Lien Secured Parties) any remaining proceeds of Collateral held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct to be applied by the Junior Lien Collateral Agent to the Junior Lien Obligations in such order as specified in the Junior Lien Documents.

In addition, so long as the Discharge of First Lien Obligations has not occurred, neither the Junior Lien Collateral Agent nor any Junior Lien Representative shall acquire or hold any Lien on any assets of the Issuer or any Subsidiary (and neither the Issuer nor any Subsidiary shall grant such Lien) securing any Junior Lien Obligations that are not also subject to the First Priority Lien in respect of the First Lien Obligations under the First Lien Documents. If the Junior Lien Collateral Agent or any Junior Lien Representative shall acquire or hold any Lien on any assets of the Issuer or any Subsidiary that is not also subject to the First Priority Lien in respect of the First Lien Obligations under the First Lien Documents, then such Junior Lien Collateral Agent or other Junior Lien Representative shall, without the need for any further consent of any party and notwithstanding anything to the contrary in any other document, be deemed to also hold and have held such Lien for the benefit of the First Lien Collateral Agent as security for the First Lien Obligations (subject to the lien priority and other terms hereof).

The Junior Lien Collateral Agent and each other Junior Lien Secured Party have agreed that any Lien purported to be granted on any Collateral as security for First Lien Obligations shall be deemed to be and shall be deemed to remain senior in all respects and prior to all Liens on the Collateral securing any Junior Lien Obligations for all purposes regardless of whether the Lien purported to be granted is found to be improperly granted, improperly perfected, preferential, a fraudulent conveyance or legally or otherwise deficient or invalid, in whole or in part, in any manner.

Any Collateral or proceeds thereof received by any Junior Lien Secured Party at a time when such receipt is not expressly permitted by the terms of the General Intercreditor Agreement or prior to the Discharge of First Lien Obligations shall be segregated and held in trust for the benefit of and forthwith paid over to the First Lien Collateral Agent (and/or its designees) for the benefit of the First Lien Secured Parties in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

If any First Lien Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay to the estate of the Issuer or any other Guarantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto, the First Lien Obligations shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and such First Lien Secured Party shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts and shall have all rights hereunder. If the General Intercreditor Agreement shall have been terminated prior to such Recovery, the General Intercreditor Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties thereto. Any Collateral or other First Lien Collateral or proceeds thereof received by any Junior Lien Secured Party prior to the time of such Recovery shall be deemed to have been received prior to the Discharge of First Lien Obligations and subject to the provisions of the immediately preceding paragraph.

In addition, if at any time in connection with or after the Discharge of First Lien Obligations the Issuer either in connection therewith or thereafter enters into any Refinancing of any First Lien Document evidencing a First Lien Obligation, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred for all purposes of the General Intercreditor Agreement, the First Lien Documents and the Junior Lien Documents, and the obligations under such Refinancing shall automatically be treated as First Lien Obligations for all purposes of the General Intercreditor Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth therein, the related documents shall be treated as First Lien Documents for all purposes of the General Intercreditor Agreement and the first lien collateral agent under such Refinanced First Lien Documents shall be First Lien Collateral Agent for all purposes of the General Intercreditor Agreement.

The General Intercreditor Agreement provides that, prior to the Discharge of First Lien Obligations, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Parties may assert or enforce any right of marshalling accorded to a junior lienholder, as against the First Lien Collateral Agent or any First Lien Secured Party (in their capacity as priority lienholders). Following the Discharge of First Lien Obligations, the Junior Lien Secured Parties may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the First Lien Collateral Agent or the First Lien Secured Parties. This waiver of all rights of marshalling prior to the Discharge of First Lien Obligations may result in proceeds from the sale of Collateral (in which the Junior Lien Secured Parties have second-priority Liens) being applied to repay First Lien Obligations prior to the application of the proceeds of Shared Receivables Collateral (in which the Junior Lien Secured Parties have third-priority Liens), the Principal Properties (in which the Junior Lien Secured Parties will not have a security interest prior to the Discharge of First Lien Obligations and during any time that any First Lien Obligations are outstanding) or the European Collateral or the Separate Receivables Collateral (in which the Junior Lien Secured Parties do not have a security interest). In that scenario, Junior Lien Secured Parties may recover less than they would have if such proceeds were applied in the order most favorable to the Junior Lien Secured Parties.

So long as the Discharge of First Lien Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against the Issuer or any Guarantor, (i) neither the Junior Lien Collateral Agent, any Junior Lien Representative nor any Junior Lien Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff or the right to credit bid debt (except as set forth in the next paragraph below)) with respect to any Collateral in respect of any applicable Junior Lien Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or otherwise object to any foreclosure or enforcement proceeding or action brought with respect to the Collateral or any other collateral by the First Lien Collateral Agent or any First Lien Secured Party in respect of the First Lien Obligations, the exercise of any right by the First Lien Collateral Agent or any First Lien Secured Party (or any agent or sub-agent on their behalf) in respect of the First Lien Obligations under any control agreement, lockbox agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which the Junior Lien Collateral Agent, any Junior Lien Representative or any Junior Lien Secured Party either is a party or may have rights as a third-party beneficiary, or any other exercise by any such party of any rights and remedies as a secured party relating to the Collateral or any other collateral under the First Lien Documents or otherwise in respect of First Lien Obligations, or (z) object to any waiver or forbearance by the First Lien Secured Parties from or in respect of bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral or any other collateral in respect of First Lien Obligations and (ii) except as otherwise provided in the General Intercreditor Agreement, the First Lien Collateral Agent and the First Lien Secured Parties shall have the sole and exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt), marshal, process and make determinations regarding the release, disposition or restrictions, or waiver or forbearance of rights or remedies with respect to the Collateral without any consultation with or the consent of the Junior Lien Collateral Agent, any Junior Lien Representative or any Junior Lien Secured Party.

Notwithstanding the foregoing, the General Intercreditor Agreement shall not be construed to in any way limit or impair the right of any Junior Lien Secured Party from exercising a credit bid with respect to the Junior Lien Obligations in a sale or other disposition of Collateral under Section 363 of the Bankruptcy Code; provided that in connection with and immediately after giving effect to such sale and credit bid there occurs a Discharge of First Lien Obligations.

In addition, the Junior Lien Collateral Agent, each Junior Lien Representative and each other Junior Lien Secured Party have agreed that if the Issuer or any Guarantor is subject to any insolvency or liquidation proceeding:

(1) if the First Lien Collateral Agent acting on behalf of First Lien Secured Parties desires to permit the use of cash collateral or to permit the Issuer or any Guarantor to obtain financing under Section 363 or

Section 364 of the Bankruptcy Code or any similar provision in any Bankruptcy Law (“DIP Financing”), including if such DIP Financing is secured by Liens senior in priority to the Liens securing the Notes or other Junior Lien Obligations, then the Junior Lien Collateral Agent and each Junior Lien Representative, on behalf of itself and each applicable Junior Lien Secured Party, agrees not to object to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the General Intercreditor Agreement, as set forth below) and, to the extent the Liens securing the First Lien Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Collateral and any other collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as they are subordinated to the First Lien Obligations;

(2) none of them will object to, or otherwise contest (or support any other Person contesting), any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the First Lien Obligations made by the First Lien Collateral Agent or any First Lien Secured Party;

(3) none of them will object to, or otherwise contest (or support any other Person contesting), any order relating to a sale of assets of any Issuer or Guarantor for which the First Lien Collateral Agent has consented that provides, to the extent that sale is to be free and clear of Liens, that the Liens securing the First Lien Obligations and the Junior Lien Obligations will attach to the proceeds of the sale on the same basis of priority as the existing Liens in accordance with the General Intercreditor Agreement;

(4) none of them will seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of the Collateral or any other First Lien Collateral, without the prior written consent of the First Lien Collateral Agent;

(5) none of them will object to, or otherwise contest (or support any other Person contesting), (a) any request by the First Lien Collateral Agent or any First Lien Secured Party for adequate protection or (b) any objection by the First Lien Collateral Agent or any First Lien Secured Party to any motion, relief, action or proceeding based on the First Lien Collateral Agent’s or such First Lien Secured Party’s claiming a lack of adequate protection;

(6) none of them will assert or enforce (or support any Person asserting or enforcing) any claim under Section 506(c) of the Bankruptcy Code senior to or on a parity with the Liens securing the First Lien Obligations for costs or expenses of preserving or disposing of any Collateral or First Lien Collateral;

(7) none of them will oppose or otherwise contest (or support any other Person contesting) any lawful exercise by the First Lien Collateral Agent or any First Lien Secured Party of the right to credit bid First Lien Obligations at any sale of Collateral or First Lien Collateral; and

(8) none of them will challenge (or support any other person challenging) the validity, enforceability, perfection or priority of the First Priority Liens on Collateral or First Lien Collateral (and the General Intercreditor Agreement will provide that the First Lien Secured Parties agree that none of them will challenge the validity, enforceability, perfection or priority of the Liens in favor of the Trustee and each other Junior Lien Secured Party on the Collateral).

In addition, neither the Junior Lien Collateral Agent, any Junior Lien Representative nor any other Junior Lien Secured Party will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their respective security interests in the Collateral, except that:

(1) any of them may freely seek and obtain relief granting a junior Lien co-extensive in all respects with, but subordinated to, all Liens granted in the insolvency or liquidation proceeding to, or for the benefit of, the First Lien Secured Parties (and the General Intercreditor Agreement will provide that the First Lien Secured Parties will not object to the granting of such a junior Lien); and

(2) any of them may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of First Lien Obligations.

Without limiting the generality of any provisions of the General Intercreditor Agreement, any vote to accept, and any other act to support the confirmation or approval of, any Non-Conforming Plan of Reorganization shall be inconsistent with and, accordingly, a violation of the terms of the General Intercreditor Agreement, and the First Lien Collateral Agent shall be entitled to have any such vote to accept a Non-Conforming Plan of Reorganization dismissed and any such support of any Non-Conforming Plan of Reorganization withdrawn.

Subject to the terms of the Security Documents, the Issuer and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes and the Junior Lien Obligations (other than securities, instruments and chattel paper constituting part of the Collateral and deposited with the First Lien Collateral Agent in accordance with the provisions of the First Lien Security Documents and any Shared Receivables Collateral subject to a control agreement under the circumstances described in the First Lien Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

The Junior Lien Collateral Agent and each Junior Lien Representative, on behalf of the Junior Lien Secured Parties, have acknowledged and agreed in the General Intercreditor Agreement that (a) the Junior Lien Secured Parties’ claims against the Issuer and/or any Guarantor in respect of the Collateral constitute junior claims separate and apart (and of a different class) from the senior claims of the First Lien Secured Parties against the Issuer and the Guarantor in respect of the Collateral, (b) the First Lien Obligations include all interest that accrues after the commencement of any insolvency or liquidation proceeding of the Issuer or any Guarantor at the rate provided for in the applicable First Lien Documents governing the same, whether or not a claim for post-petition interest is allowed or allowable in any such insolvency or liquidation proceeding and (c) the Intercreditor Agreement constitutes a “subordination agreement” under Section 510 of the Bankruptcy Code.

Release of Collateral

The Issuer and the Guarantors are entitled to the release of property and other assets constituting Collateral from the Liens securing the Notes and the Junior Lien Obligations under any one or more of the following circumstances:

(1) to enable us to consummate the sale, transfer or other disposition of such property or assets to the extent not prohibited under the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(2) the release of Excess Proceeds or Collateral Excess Proceeds that remain unexpended after the conclusion of an Asset Sale Offer or a Collateral Asset Sale Offer conducted in accordance with the Indenture;

(3) in the case of a Guarantor that is released from its Guarantee with respect to the Notes pursuant to the terms of the Indenture, the release of the property and assets of such Guarantor;

(4) with the consent of the holders of at least 75% of the aggregate principal amount of the Notes then outstanding and affected thereby and a majority of all Junior Lien Obligations (including the Notes) then outstanding and affected thereby (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Junior Lien Obligations); or

(5) as described under “—Amendment, Supplement and Waiver” below.

The Junior Liens on any Collateral securing the Junior Lien Obligations will also terminate and be released automatically if the First Priority Liens on such Collateral securing First Lien Obligations are released by the First Lien Collateral Agent on behalf of the First Lien Secured Parties, unless such release occurs in connection with, and after giving effect to, a Discharge of First Lien Obligations, which discharge is not in connection with a foreclosure of, or other exercise of remedies with respect to, Collateral by the First Lien Secured Parties (such discharge not in connection with any such foreclosure or exercise of remedies, a “Payment Discharge”) (provided that, in the case of a Payment Discharge, the Liens on any Collateral disposed of in connection with the satisfaction in whole or in part of First Lien Obligations shall be automatically released but any proceeds thereof not used for purposes of the Discharge of First Lien Obligations or otherwise in accordance with the Indenture shall be subject to Liens in favor of the Junior Lien Secured Parties). In the event of a Payment Discharge, the Junior Liens on Collateral shall become first-priority security interests, subject to Permitted Liens, any intercreditor agreements or arrangements among Junior Lien Secured Parties permitted under the General Intercreditor Agreement and, with respect to Shared Receivables Collateral, subject to the Shared Receivables Intercreditor Agreement; provided that if the Issuer or the Guarantors incur at any time thereafter any new or replacement First Lien Obligations permitted under the Indenture, then such Payment Discharge shall automatically be deemed not to have occurred for all purposes of the General Intercreditor Agreement, the First Lien Documents and the Junior Lien Documents, and such new Obligations shall automatically be treated as First Lien Obligations for all purposes of the General Intercreditor Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth therein, and the related documents shall be treated as First Lien Documents.

To the extent necessary and for so long as required for such Subsidiary not to be subject to any requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act to file separate financial statements with the SEC (or any other governmental agency), the Capital Stock of any Subsidiary of the Company shall not be included in the Collateral with respect to the respective Notes so affected (as described under “—Certain Limitations on the Collateral”) and shall not be subject to the Liens securing such Notes and the Junior Lien Obligations.

The Junior Liens on the Collateral securing the Notes and the Guarantees also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including Additional Interest, if any) on, the Notes and all other Obligations under the Indenture, the Guarantees and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including Additional Interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “Satisfaction and Discharge.”

Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Company, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

Notwithstanding anything to the contrary herein, the Issuer and its Subsidiaries will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. The Issuer and the Guarantors may, subject to the provisions of the Indenture, among other things, without any release or consent by the Junior Lien Collateral Agent, conduct ordinary course activities with respect to the Collateral, including, without limitation:

•

selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents that has become worn out, defective, obsolete or not used or useful in the business;

•	abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents;

•	surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents that it may own or under which it may be operating;

•	altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

•	granting a license of any intellectual property;

•	selling, transferring or otherwise disposing of inventory in the ordinary course of business;

•	collecting accounts receivable in the ordinary course of business as permitted by the covenant described under “Repurchase at the Option of Holders—Asset Sales”;

•

making cash payments (including for the repayment of Indebtedness or interest) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Security Documents; and

•	abandoning any intellectual property that is no longer used or useful in the Issuer’s business.

The Issuer must deliver an Officer’s Certificate to the Junior Lien Collateral Agent within 30 calendar days following the end of each six-month period beginning on May 15 and November 15 of each year, to the effect that all such releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such certificate) in the ordinary course of the Issuer’s or the Guarantors’ business, as described in the preceding paragraph, were not prohibited by the Indenture.

Shared Receivables Intercreditor Agreement

In addition, the Junior Lien Collateral Agent, the First Lien Collateral Agent and the collateral agent with respect to the ABL Facility (the “ABL Collateral Agent”) entered into a Shared Receivables Intercreditor Agreement (as the same may be amended from time to time, the “Shared Receivables Intercreditor Agreement”) with respect to the Shared Receivables Collateral. The Shared Receivables Intercreditor Agreement contains provisions with respect to the Shared Receivables Collateral and the relative rights, privileges and obligations relating thereto as between (a) the Junior Lien Collateral Agent, the other Junior Lien Secured Parties, the First Lien Collateral Agent and the First Lien Secured Parties and (b) the ABL Collateral Agent and the ABL Secured Parties. The Shared Receivables Intercreditor Agreement provides for first-priority Liens in the Shared Receivables Collateral in favor of the ABL Secured Parties, second-priority Liens in the Shared Receivables Collateral in favor of the First Lien Secured Parties and third-priority security interests in the Shared Receivables Collateral in favor of the Junior Lien Secured Parties, in each case, subject to Permitted Liens. The relative rights, privileges and obligations with respect to the Shared Receivables Collateral of the ABL Secured Parties, on the one hand, and the Junior Lien Collateral Agent, the other Junior Lien Secured Parties, the First Lien Collateral Agent and the First Lien Secured Parties, on the other, are substantially identical to the relative rights, privileges and obligations with respect to the Non-Receivables Collateral of the First Lien Secured Parties, on the one hand, and the Junior Lien Secured Parties, on the other, respectively, except that the Liens of the Junior Lien Secured Parties in the Shared Receivables Collateral are third-priority Liens and except to the extent customary or necessary with respect to collateral of the type that constitutes Shared Receivables Collateral.

Certain Limitations on the Collateral

The Collateral securing the Notes does not and will not include any of the following assets:

(1) the property or assets owned by any Subsidiary of the Issuer that is not a Guarantor, including each ABL Financing Entity;

(2) any rights or interests of the Issuer or any Guarantor in, to or under any agreement, contract, license, instrument, document or other general intangible (referred to solely for purposes of this clause (2) as a “Contract”), any intellectual property or any security or other investment property (i) to the extent the security interest in such Collateral is prohibited by any applicable contract, agreement or other instrument without the consent of any other party thereto (other than a party to the General Credit Facility or the Indenture or, in the case of investment property, a Wholly-Owned Subsidiary), (ii) to the extent the security interest in such Contract would give any other party (other than a party to the General Credit Facility or the Indenture or, in the case of investment property, a Wholly-Owned Subsidiary) to such Collateral the right to terminate its obligations thereunder or (iii) to the extent all necessary consents to such grant of a security interest have not been obtained from the other parties thereto (other than to the extent that any such prohibition referred to in clauses (i), (ii) and (iii) would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law)); provided that this limitation shall not affect, limit, restrict or impair the grant by the Issuer or such Guarantor of a security interest in any account receivable or any money or other amounts due or to become due under any Contract;

(3) any equipment of the Issuer or any Guarantor that is subject to, or secured by, a Capitalized Lease Obligation or Purchase Money Obligations and any equipment that constitutes an asset of an entity acquired in a transaction permitted by the Indenture to the extent that such equipment subject to a Lien permitted by the Indenture and the terms of the Indebtedness secured by such Lien prohibit assignment of, or granting of a security interest in, the Issuer’s or such Guarantor’s rights and interests therein (other than to the extent that any such prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law); provided that immediately upon the repayment of all Indebtedness secured by such Lien, the Issuer or the Guarantor, as the case may be, shall be deemed to have granted a security interest in all the rights and interests with respect to such equipment;

(4) any Voting Stock that is issued by any Foreign Subsidiary, if and to the extent that the inclusion of such Voting Stock in the Collateral would cause the Collateral pledged by the Issuer or the applicable Guarantor, as the case may be, to include in the aggregate more than 65% of the total combined voting power of all classes of Voting Stock of such Foreign Subsidiary;

(5) any Capital Stock that is issued by a Subsidiary that is not owned directly by the Issuer or a Guarantor;

(6) prior to the Discharge of First Lien Obligations and so long as any First Lien Obligations are outstanding, any Principal Properties;

(7) any Capital Stock and other securities of a Subsidiary (excluding Healthtrust, Inc.—The Hospital Company, a Delaware corporation and its successors and assigns) to the extent that the pledge of such Capital Stock and other securities results in the Company’s being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary to not be subject to such requirement and only for so long as such requirement is in existence and only with respect to the relevant Notes affected; provided that neither the Issuer nor any Subsidiary shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the Lien on any Capital Stock pursuant to this clause (7). In addition, in the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary’s Capital Stock secures the Notes affected thereby, then the Capital Stock of such Subsidiary will automatically be deemed not to be part of the Collateral securing the relevant Notes affected thereby but only to the extent necessary to not be subject to such requirement and only for so long as required to not be subject to such requirement. In such event, the Security Documents may be amended or modified, without the consent of any holder of such Notes, to the extent necessary to release the security interests in favor of the applicable collateral agents on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral for the relevant Notes. In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary will automatically be deemed to be a part of the Collateral for the relevant Notes but only to the extent necessary to not be subject to any such financial statement requirement;

(8) certain non-Principal Properties that do not constitute Non-Receivables Collateral;

(9) any deposit accounts, other bank or securities accounts or cash of the Issuer or any Guarantor;

(10) any leaseholds and motor vehicles of the Issuer or any Guarantor;

(11) any Capital Stock or securities convertible into or exchangeable for Capital Stock (i) if, in the reasonable judgment of the Issuer, the cost or other consequences of pledging such Collateral shall be excessive in view of the benefits to be obtained by the Junior Lien Secured Parties therefrom or (ii) the pledge of such Collateral would result in adverse tax consequences to the Issuer or any of its Subsidiaries as reasonably determined by the Issuer and identified in writing to the Junior Lien Collateral Agent;

(12) any collateral to the extent the grant of the security interest therein would violate any requirement of law; and

(13) proceeds and products from any and all of the foregoing excluded collateral described in clauses (1) through (12), unless such proceeds or products would otherwise constitute Collateral securing the Notes.

Sufficiency of Collateral

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the healthcare industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain Bankruptcy Limitations

The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by any Bankruptcy Law in the event that a bankruptcy case were to be commenced by or against the Company or any Guarantor prior to the Trustee’s having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of such creditor’s interest in the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a domestic or foreign bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

Paying Agent and Registrar for the Notes

The Issuer must maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

The Issuer must also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitates transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $5,700,000,000 in aggregate principal amount of Notes in a private transaction that was not subject to the registration requirements of the Securities Act, of which $1,000,000,000 in aggregate principal amount are 2014 Cash Pay Notes, $3,200,000,000 in aggregate principal amount are 2016 Cash Pay Notes and $1,500,000,000 in aggregate principal amount are Toggle Notes. The 2014 Cash Pay Notes will mature on November 15, 2014, 2016 Cash Pay Notes will mature on November 15, 2016 and the Toggle Notes will mature on November 15, 2016. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional 2014 Cash Pay Notes, 2016 Cash Pay Notes and/or Toggle Notes from time to time after this offering under the Indenture (any such 2014 Cash Pay Notes, 2016 Cash Pay Notes or Toggle Notes, “Additional Notes”). In addition, in connection with the payment of PIK Interest or Partial PIK Interest in respect of the Toggle Notes, the Issuer is entitled to, without the consent of the Holders, increase the outstanding principal amount of the Toggle Notes or issue additional Toggle Notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the Toggle Notes (in each case, the “PIK Payment”). The Cash Pay Notes and the Toggle Notes are each separate series of Notes but are treated as a single class of securities under the Indenture, except as otherwise stated herein. As a result, Holders of each series of Notes do not have separate rights to, among other things, give notice of Defaults or to direct the Trustee to exercise remedies during Event of Default or otherwise. Except as described under “Amendment, Supplement and Waiver,” the Notes offered by the Issuer, the PIK Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Notes” include any PIK Notes and Additional Notes that are actually issued, and references to “principal amount” of the Notes includes any increase in the principal amount of the outstanding Notes as a result of a PIK Payment.

Cash Pay Notes

2014 Cash Pay Notes

Interest on the 2014 Cash Pay Notes accrues at the rate of 9 1/8% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2007, to the Holders of 2014 Cash Pay Notes of record on the immediately preceding May 1 and November 1. Interest on the 2014 Cash Pay Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the 2014 Cash Pay Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

2016 Cash Pay Notes

Interest on the 2016 Cash Pay Notes accrues at the rate of 9 1/4% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2007, to the Holders of 2016 Cash Pay Notes of record on the immediately preceding May 1 and November 1. Interest on the 2016 Cash Pay Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the 2016 Cash Pay Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Toggle Notes

Interest on the Toggle Notes is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2007, to the Holders of Toggle Notes of record on the immediately preceding May 1 and November 1. Interest on the Toggle Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Toggle Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

For any interest payment period after the initial interest payment period and prior to November 15, 2011, the Issuer may, at its option, elect to pay interest on the Toggle Notes:

•	entirely in cash (“Cash Interest”);

•	entirely by increasing the principal amount of the outstanding Toggle Notes or by issuing PIK Notes (“PIK Interest”); or

•

on 50% of the outstanding principal amount of the Toggle Notes in cash and on 50% of the principal amount by increasing the principal amount of the outstanding Toggle Notes or by issuing PIK Notes (“Partial PIK Interest”).

The Issuer must elect the form of interest payment with respect to each interest period by delivering a notice to the Trustee prior to the beginning of each interest period. The Trustee shall promptly deliver a corresponding notice to the Holders. In the absence of such an election for any interest period, interest on the Toggle Notes shall be payable according to the election for the previous interest period. Interest for the first interest period commencing on the Issue Date shall be payable entirely in cash. After November 15, 2011, the Issuer will make all interest payments on the Toggle Notes entirely in cash. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of Toggle Notes as described under “—Optional Redemption—Toggle Notes” or “Repurchase at the Option of Holders” shall be made solely in cash.

Cash Interest on the Toggle Notes accrues at a rate of 9 5/8% per annum and is payable in cash. PIK Interest on the Toggle Notes accrues at a rate of 10 3/8% per annum and is payable (x) with respect to Toggle Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Toggle Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1,000) and (y) with respect to Toggle Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. In the event that the Issuer elects to pay Partial PIK Interest for any interest period, each Holder will be entitled to receive Cash Interest in respect of 50% of the principal amount of the Toggle Notes held by such Holder on the relevant record date and PIK Interest in respect of 50% of the principal amount of the Toggle Notes held by such Holder on the relevant record date. Following an increase in the principal amount of the outstanding global Toggle Notes as a result of a PIK Payment, the global Toggle Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Toggle Notes issued pursuant to a PIK Payment will mature on November 15, 2016 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Toggle Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description PIK on the face of such PIK Note.

If the toggle notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code, at the end of the first accrual period ending after the fifth anniversary of the toggle notes’ issuance (the “AHYDO redemption date”), the Issuer will be required to redeem for cash a portion of each toggle note then outstanding equal to the “Mandatory Principal Redemption Amount” (such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each toggle note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” means the portion of a toggle note required to be redeemed to prevent such toggle note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the toggle notes prior to the AHYDO redemption date pursuant to any other provision of the indenture will alter the Issuer’s obligation to make the Mandatory Principal Redemption with respect to any toggle notes that remain outstanding on the AHYDO redemption date.

Additional Interest

Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. Any Additional Interest on the Notes will be payable in the same form elected by the Issuer for payment of interest for the applicable interest payment period. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as set forth in the last paragraph under “Principal, Maturity and Interest—Toggle Notes” the Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

2014 Cash Pay Notes

Except as set forth below, the Issuer is not entitled to redeem 2014 Cash Pay Notes at its option prior to November 15, 2010.

At any time prior to November 15, 2010, the Issuer may redeem all or a part of the 2014 Cash Pay Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of 2014 Cash Pay Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the 2014 Cash Pay Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of 2014 Cash Pay Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2010, the Issuer may redeem the 2014 Cash Pay Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of 2014 Cash Pay Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the 2014 Cash Pay Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of 2014 Cash Pay Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2010	104.563%
2011	102.281%
2012 and thereafter	100.000%

In addition, until November 15, 2009, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of 2014 Cash Pay Notes at a redemption price equal to 109.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of 2014 Cash Pay Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of 2014 Cash Pay Notes issued under the Indenture and the original principal amount of any Additional Notes that are 2014 Cash Pay Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding 2014 Cash Pay Notes, the Trustee shall select the 2014 Cash Pay Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

2016 Cash Pay Notes

Except as set forth below, the Issuer is not entitled to redeem 2016 Cash Pay Notes at its option prior to November 15, 2011.

At any time prior to November 15, 2011, the Issuer may redeem all or a part of the 2016 Cash Pay Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of 2016 Cash Pay Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the 2016 Cash Pay Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the rights of Holders of 2016 Cash Pay Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2011, the Issuer may redeem the 2016 Cash Pay Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of 2016 Cash Pay Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the 2016 Cash Pay Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of 2016 Cash Pay Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2011	104.625%
2012	103.083%
2013	101.542%
2014 and thereafter	100.000%

In addition, until November 15, 2009, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of 2016 Cash Pay Notes at a redemption price equal to 109.250% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of 2016 Cash Pay Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of 2016 Cash Pay Notes issued under the Indenture and the original principal amount of any Additional Notes that are 2016 Cash Pay Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding 2016 Cash Pay Notes, the Trustee shall select the 2016 Cash Pay Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Toggle Notes

Except as set forth below, the Issuer is not entitled to redeem Toggle Notes at its option prior to November 15, 2011.

At any time prior to November 15, 2011, the Issuer may redeem all or a part of the Toggle Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Toggle Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Toggle Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the rights of Holders of Toggle Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2011, the Issuer may redeem the Toggle Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Toggle Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Toggle Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Toggle Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2011	104.813%
2012	103.208%
2013	101.604%
2014 and thereafter	100.000%

In addition, until November 15, 2009, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Toggle Notes at a redemption price equal to 109.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Toggle Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of Toggle Notes issued under the Indenture and the original principal amount of any Additional Notes that are Toggle Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding Toggle Notes, the Trustee shall select the Toggle Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and could cause a Receivables Facility to be wound down.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer is not required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under Priority Lien Obligations and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Indebtedness (other than any Junior Lien Obligation) that is secured by a Lien permitted under the Indenture (which Lien is senior to the Lien of the Notes with respect to the Collateral), and to correspondingly reduce commitments with respect thereto;

(c) Obligations under Junior Lien Obligations (and to correspondingly reduce commitments with respect thereto) through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an Asset Sale Offer or a Collateral Asset Sale Offer in accordance with the procedures set forth below; provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption,” through open-market purchases or otherwise by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer or a Collateral Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of the Notes that would otherwise be prepaid;

(d) Obligations under the Existing Notes which have a final maturity date (as in effect on the Issue Date) on or prior to November 15, 2016; provided that, at the time of, and after giving effect to, such repurchase, redemption or defeasance, the aggregate amount of Net Proceeds used to repurchase, redeem or defease Existing Notes pursuant to this subclause (d) following the Issue Date shall not exceed 5% of the consolidated total assets of the Issuer and its subsidiaries at such time; or

(e) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary (or any affiliate thereof);

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(3) to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted

Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided, further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from Asset Sales of Collateral that are not invested or applied as set forth in the first sentence of the preceding paragraph will be deemed to constitute “Collateral Excess Proceeds.” When the aggregate amount of Collateral Excess Proceeds exceeds $200.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Junior Lien Obligations which are not subordinated to the Notes or Obligations secured by a Lien permitted under the Indenture (which Lien is not subordinate to the Lien of the Notes with respect to the Collateral), to the holders of such Junior Lien Obligations or such other Obligations (a “Collateral Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Junior Lien Obligations or such other Obligations that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Collateral Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence a Collateral Asset Sale Offer with respect to Collateral Excess Proceeds within ten Business Days after the date that Collateral Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

Any Net Proceeds from Asset Sales of non-Collateral that are not invested or applied as provided and within the time period set forth in the first sentence of the second preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $200.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Junior Lien Obligations or Obligations secured by a Lien permitted by the Indenture (which Lien is not subordinate to the Lien of the Notes with respect to the Collateral) tendered pursuant to a Collateral Asset Sale Offer is less than the Collateral Excess Proceeds, the Issuer may use any remaining Collateral Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. To the extent that the aggregate amount of Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or Junior Lien Obligations or such other Obligations surrendered by such holders thereof exceeds the amount of Collateral Excess Proceeds, the Trustee shall select the Notes and such Junior Lien Obligations or such other Obligations to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Junior Lien Obligations or such other Obligations tendered. If the aggregate principal amount of Notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Senior Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Senior Indebtedness tendered. Upon completion of any such Collateral Asset Sale Offer or Asset Sale Offer, the amount of Collateral Excess Proceeds or Excess Proceeds, as the case may be, shall be reset at zero. Additionally, the Issuer may, at its option, make a Collateral Asset Sale Offer or an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale; provided that such Collateral Asset Sale Offer or Asset Sale Offer shall be in an aggregate amount of not less than $50.0 million. Upon consummation of such Collateral Asset Sale Offer or Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Excess Proceeds.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Collateral Asset Sale Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the following covenants (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”; and

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.”

In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero. In the event of any such reinstatement, no action taken or omitted to be taken by the Issuer or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indentures with respect to Notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described under the caption “—Limitation on Restricted Payments” had been in effect prior to, but not during the Suspension Period, provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to the Issuer’s right to subsequently designate them as Unrestricted Subsidiaries in compliance with the covenants set out below) and (2) all Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning October 1, 2006, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into Disqualified Stock, (Y) Excluded Contributions or (Z) the Delayed Equity Amount; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (ii) are contributed by a Restricted Subsidiary, (iii) constitute Excluded Contributions or (iv) constitute the Delayed Equity Amount); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith (or if such fair market value exceeds $250.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with

“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of the Company or any of its direct or indirect parent companies in connection with the Transaction; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $75.0 million (which shall increase to $150.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $225.0 million in any calendar year (which shall increase to $450.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following consummation of the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 3.0% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made as part of the Transaction and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer, Collateral Asset Sale Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) for as long as Hercules Holding II, LLC is a parent of the Issuer, distributions equal to any taxable income of Hercules Holding II, LLC resulting from the Hedging Arrangements multiplied by 45%;

(d) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(e) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(f) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries are not subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise

(collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or Disqualified Stock or Preferred Stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $2,000.0 million of Indebtedness or Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and clauses (12), (14) and (19) below at such time.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under (x) Credit Facilities (other than the ABL Facility) by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $16,500.0 million outstanding at any one time and (y) the ABL Facility by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount equal to the ABL Facility Cap;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes (including any PIK Notes and any Guarantee) (other than any Additional Notes (including Guarantees thereof));

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2)), including the Existing Notes;

(4) Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations; so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation, medical malpractice or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation, medical malpractice or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further, that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $1,500.0 million; provided, however that on a pro forma basis, together with any amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the second proviso to the first paragraph of this covenant and clauses (14) and (19), no more than $2,000.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred pursuant to this clause (12)(b) shall be incurred by Restricted Subsidiaries that are not Guarantors (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

and, provided further, that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Priority Lien Obligations and Obligations secured by Permitted Liens;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

provided, however that on a pro forma basis, together with amounts incurred and outstanding pursuant to the second proviso to the first paragraph of this covenant and clauses (12) and (19), no more than $2,000.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (14) shall be incurred and outstanding;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of

Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 7.5% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $200.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19)); provided, however, that, on a pro forma basis, together with amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the second proviso to the first paragraph of this covenant and clauses (12) and (14), no more than $2,000.0 million of Indebtedness would be incurred and outstanding by Restricted Subsidiaries that are not Guarantors;

(20) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business;

(21) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(22) Physician Support Obligations incurred by the Issuer or any Restricted Subsidiary; and

(23) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture operating one or more healthcare facilities, including, without limitation, hospitals, ambulatory surgery centers, outpatient diagnostic centers or imaging centers, in each case, in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (23) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Prepayment or Modification of Existing Notes

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly purchase, redeem, defease or otherwise acquire or retire for value any of the Existing Notes prior to the final maturity date thereof (as in effect on the Issue Date); provided that the Issuer may:

(1) purchase, redeem, defease or otherwise acquire or retire for value any of the Existing Notes which have a final maturity date (as in effect on the Issue Date) on or prior to December 31, 2011; and

(2) purchase, redeem, defease or otherwise acquire or retire for value any other Existing Notes which have a final maturity date (as in effect on the Issue Date) on or prior to November 15, 2016; provided that, in the case of any such prepayment funded with the proceeds of the issuance of Secured Indebtedness, at the time of incurrence and after giving pro forma effect thereto and to the application of the proceeds thereof, (x) the Consolidated Secured Debt Ratio would be no greater than 5.25 to 1.0 and (y) the Consolidated Leverage Ratio would be no greater than 7.0 to 1.0.

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, amend the Existing Notes Indenture, or any supplemental indenture in respect thereof, in any way to advance the final maturity date or shorten the Weighted Average Life to Maturity of any series of the Existing Notes such that any Existing Notes with a maturity date following the maturity of the Notes would have a maturity date on or prior to the date one year following the maturity date of the 2016 Cash Pay Notes or which would prohibit the making of the Guarantees or the creation of Liens in favor of the Notes and the Guarantees on the Collateral.

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, designate any additional subsidiaries as “Restricted Subsidiaries” (as defined in the Existing Notes Indenture) for purposes of the Existing Notes Indenture.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or the Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (b), the Notes and the related Guarantees are secured by Liens on the assets subject to such Liens (except any European Collateral) to the extent, with the priority and subject to intercreditor arrangements, in each case no less favorable to the holders of the Notes than those described under “Security” above and (c) Liens which are senior in priority to the Liens securing the Notes and related Guarantees and are incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), (i) at the time of incurrence and after giving pro forma effect thereto, the ratio of (1) the aggregate amount of Indebtedness subject to a Lien incurred pursuant to subclause (b) above, this subclause (c) and clause (6) of the definition of “Permitted Liens” (other than Liens securing Indebtedness incurred pursuant to clauses (4) and (18) of the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio would be no greater than 4.25 to 1.0 and (ii) the Notes and the Guarantees are secured by Liens with the priority and subject to intercreditor arrangements no less favorable to the holders of the Notes than those described under “—Security” above.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes and the Security Documents pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement;

(6) the Collateral owned by the Successor Company will (a) continue to constitute Collateral under the Indenture and the Security Documents, (b) be subject to a Lien in favor of the Junior Lien Collateral Agent for the benefit of the Trustee and the Holders of the Notes and (c) not be subject to any other Lien, other than Permitted Liens;

(7) to the extent any assets of the Person which is merged or consolidated with or into the Successor Company are assets of the type which would constitute Collateral under the Security Documents, the Successor Company will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture and, if a supplemental indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States or any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $40.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $80.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors and the Frist Entities pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transaction and the payment of all fees and expenses related to the Transaction, in each case as disclosed in the Offering Memorandum;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11) sales of accounts receivable, or participations therein, in connection with the ABL Facility and any Receivables Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

(14) investments by the Investors or the Frist Entities in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities;

(15) payments to or from, and transactions with, any joint venture owning or operating one or more healthcare facilities, including, without limitation, hospitals, ambulatory surgery centers, outpatient diagnostic centers or imaging centers, in each case in the ordinary course of business (including, without limitation, any cash management activities related thereto); and

(16) payments by the Issuer (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Issuer and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer and its Restricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)   (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and the Existing Notes Indenture and the related documentation;

(b) the Indenture and the Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens”;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer, are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a) if the Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to (i) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (ii) guarantees of the ABL Facility by the ABL Financing Entities or of any Receivables Facility by any Receivables Subsidiary.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a Guarantor of the Notes, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in the Offering Memorandum, to the extent filed within the times specified above, or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Company’s website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d)

of the Exchange Act, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the Offering Memorandum, to the extent filed within the times specified above.

Events of Default and Remedies

The Indenture provides that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes;

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $200.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $200.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary;

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; or

(8) with respect to any Collateral having a fair market value in excess of $200 million, individually or in the aggregate, (a) the security interest under the Security Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Indenture, the Security Documents and the Intercreditor Agreements, (b) any security interest created thereunder or under the

Indenture is declared invalid or unenforceable by a court of competent jurisdiction or (c) the Issuer or any Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer’s and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)    (a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee, any Security Document and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture, the Notes issued thereunder, any Guarantee or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes); provided, however, that that if any amendment, waiver or other modification will affect only the Cash Pay Notes or Toggle Notes, only the consent of the Holders of at least a majority in principal amount of the then outstanding Cash Pay Notes or Toggle Notes (and not the consent of at least a majority of all Notes), as the case may be, shall be required.

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes or the subordination of the Liens with respect to the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

In addition, without the consent of at least 75% in aggregate principal amount of Notes then outstanding, an amendment, supplement or waiver may not:

(1) modify any Security Document or the provisions of the Indenture dealing with the Security Documents or application of trust moneys, or otherwise release any Collateral, in any manner materially adverse to the Holders other than in accordance with the Indenture, the Security Documents and the Intercreditor Agreements; or

(2) modify any Intercreditor Agreement in any manner materially adverse to the Holders other than in accordance with the Indenture, the Security Documents and the Intercreditor Agreements.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Security Document and any Guarantee or Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of Exchange Notes or private exchange notes, which are identical to Exchange Notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Security Documents, Guarantees or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, Security Documents, Guarantee or Notes;

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13) to mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the Holders of the Notes, as additional security for the payment and performance of all or any portion of the Obligations, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to or for the benefit of the Trustee or the Collateral Agent pursuant to the Indenture, any of the Security Documents or otherwise; or

(14) to release Collateral from the Lien of the Indenture and the Security Documents when permitted or required by the Security Documents or the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“ABL Facility” means the Asset-Based Revolving Credit Agreement to be entered into as of the Issue Date by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and Bank of America, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“ABL Facility Cap” means an amount equal to the greater of (x) $2,000.0 million and (y) 75% of the consolidated accounts receivable of the Issuer and its subsidiaries determined in accordance with GAAP.

“ABL Financing Entity” means the Issuer and certain of its subsidiaries from time to time named as borrowers or guarantors under the ABL Facility.

“ABL Obligations” means Obligations under the ABL Facility.

“ABL Secured Parties” means each of (i) the ABL Collateral Agent on behalf of itself and the lenders under the ABL Facility and lenders or their affiliates counterparty to related Hedging Obligations and (ii) each other holder of ABL Obligations.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2)  (A) with respect to the 2016 Cash Pay Notes and the Toggle Notes, the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at November 15, 2011 (such redemption price being set forth in the tables appearing above under the captions “Optional Redemption—2016 Cash Pay Notes” and “Optional Redemption—Toggle Notes”), plus (ii) all required interest payments (in the case of the Toggle Notes, calculated based on the cash interest rate payable on the Toggle Notes) due on such Note through November 15, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note, or

(B) with respect to the 2014 Cash Pay Notes, the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such 2014 Cash Pay Note at November 15, 2010 (such redemption price being set forth in the tables appearing above under the caption “Optional Redemption—2014 Cash Pay Notes”), plus (ii) all required interest payments due on such 2014 Cash Pay Note through November 15, 2010 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such 2014 Cash Pay Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $100.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f) to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of accounts receivable, or participations therein, in connection with the ABL Facility or any Receivables Facility;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) dispositions in the ordinary course of business by any Restricted Subsidiary (including, without limitation, HCI) engaged in the insurance business in order to provide insurance to the Issuer and its Subsidiaries;

(m) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(n) any issuance or sale of Equity Interests or dispositions in connection with ordinary course syndications of Subsidiaries or joint ventures owning or operating one or more healthcare facilities, including, without limitation, hospitals, ambulatory surgery centers, outpatient diagnostic centers or imaging centers in any transaction or series of related transactions with an aggregate fair market value of less than $100.0 million; and

(o) any issuance or sale of Equity Interests of any Restricted Subsidiary (including, without limitation, HealthTrust Purchasing Group, L.P.) to any Person operating in a Similar Business for which such Restricted Subsidiary provides shared purchasing, billing, collection or similar services in the ordinary course of business.

“Asset Sale Offer” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euro or any national currency of any participating member state of the EMU or such local currencies held by the Company and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Interest” has the meaning set forth under “Principal, Maturity and Interest—Toggle Notes.”

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collateral” means, collectively, the Shared Receivables Collateral and Non-Receivables Collateral.

“Collateral Asset Sale Offer” has the meaning set forth in the third paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Collateral Excess Proceeds” has the meaning set forth in the third paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of the Existing Notes or other Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting, (w) any Additional Interest and any comparable “additional interest” with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio”, with respect to any Person as of any date of determination, means the ratio of (x) Consolidated Total Indebtedness of such Person as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of such Person for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to December 31, 2007), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the cumulative effect of a change in accounting principles during such period shall be excluded,

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is an Unrestricted Subsidiary shall be excluded, and, solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property, equipment, inventory, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Company or any of its direct or indirect parent companies in connection with the Transaction, shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established as a result of the Transaction in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded, and

(13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination, means the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a

consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delayed Equity Amount” means any equity contribution of the Investors, the Frist Entities or certain other management investors described in the Offering Memorandum on or before March 31, 2007, the proceeds of which were used to repay borrowings under the senior secured revolving credit facility included in the General Credit Facility or the ABL Facility in the manner described in the Offering Memorandum.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Discharge of First Lien Obligations” shall mean the satisfaction and discharge of all of the First Lien Obligations in full in cash, pursuant to the First Lien Documents and the General Intercreditor Agreement.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and any Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of income attributable to minority equity interests of third parties deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors and the Frist Entities to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 15 months after the date of determination to take such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $150.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sales of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

(b) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk).

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“European Collateral” has the meaning set forth under “Description of Other Indebtedness—Senior Secured Credit Facilities—Guarantees and Security.”

“Event of Default” has the meaning set forth under “Events of Default and Remedies.”

“Excess Proceeds” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means any notes issued in exchange for the Notes pursuant to the Registration Rights Agreement or similar agreement.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer after the Issue Date from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Existing Notes” means the $121.2 million aggregate principal amount of 8.700% medium-term notes due 2010, $691.2 million aggregate principal amount of 8.750% notes due 2010, £150.0 million aggregate principal amount of 8.750% notes due 2010, $475.8 million aggregate principal amount of 7.875% notes due 2011, $500.0 million aggregate principal amount of 6.950% notes due 2012, $500.0 million aggregate principal amount of 6.300% notes due 2012, $500.0 million aggregate principal amount of 6.250% notes due 2013, $500.0 million aggregate principal amount of 6.750% notes due 2013, $500.0 million aggregate principal amount of 5.750% notes due 2014, $121.1 million aggregate principal amount of 9.000% medium term notes due 2014, $750.0 million aggregate principal amount of 6.375% notes due 2015, $150.0 million aggregate principal amount of 7.190% debentures due 2015, $1,000.0 million aggregate principal amount of 6.500% notes due 2016, $135.6 million aggregate principal amount of 7.500% debentures due 2023, $150.0 million aggregate principal amount of 8.360% debentures due 2024, $291.4 million aggregate principal amount of 7.690% notes due 2025, $125.0 million aggregate principal amount of 7.580% medium-term notes due 2025, $150.0 million aggregate principal amount of 7.050% debentures due 2027, $250.0 million aggregate principal amount of 7.500% notes due 2033, $100.0 million aggregate principal amount of 7.750% debentures due 2036 and $200.0 million aggregate principal amount of 7.500% debentures due 2095, each issued by the Issuer and outstanding on the Issue Date.

“Existing Notes Indenture” means that certain Indenture, dated as of December 16, 1993, between Columbia Healthcare Corporation and The First National Bank of Chicago, as Trustee, as amended by the First

Supplemental Indenture, dated as of May 25, 2000, between the Issuer and Bank One Trust Company, N.A., as Trustee, the Second Supplemental Indenture, dated as of July 1, 2001, between the Issuer and Bank One Trust Company, N.A., as Trustee, and the Third Supplemental Indenture, dated as of December 5, 2001, between the Issuer and The Bank of New York, as Trustee.

“First Lien Collateral” means all of the assets of the Issuer or any Guarantor, whether real, personal or mixed, with respect to which a Lien has been granted as security for any First Lien Obligations pursuant to a First Lien Document.

“First Lien Collateral Agent” shall mean Bank of America, N.A., in its capacity as administrative agent and collateral agent for the lenders and other secured parties under the General Credit Facility and the other First Lien Documents, together with its successors and permitted assigns under the General Credit Facility exercising substantially the same rights and powers; and in each case provided that if such First Lien Collateral Agent is not Bank of America, N.A., such First Lien Collateral Agent shall have become a party to the Intercreditor Agreements and the other applicable First Lien Security Documents.

“First Lien Documents” means the credit, guarantee and security documents governing the First Lien Obligations, including, without limitation, the General Credit Facility and the First Lien Security Documents.

“First Lien Obligations” shall mean (a) all General Credit Facility Obligations and (b) all other Obligations of the Issuer and its Subsidiaries under any refinancings of the General Credit Facility Obligations (and any related Hedging Obligations). For the avoidance of doubt, Obligations with respect to the ABL Facility shall not constitute First Lien Obligations.

“First Lien Secured Parties” means, at any relevant time, the holders of First Lien Obligations at such time, including, without limitation, the lenders and agents under the General Credit Facility and the First Lien Collateral Agent.

“First Lien Security Documents” means the Security Documents (as defined in the General Credit Facility) and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“First Priority Liens” means the first priority Liens securing the First Lien Obligations.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“Frist Entities” means Dr. Thomas F. Frist, Jr., any Person controlled by Dr. Frist and any charitable organization selected by Dr. Frist that holds Equity Interests of the Issuer on the Issue Date.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“General Credit Facility” means the credit agreement entered into as of the Issue Date by and among the Issuer, the European subsidiary borrowers party thereto, the lenders party thereto in their capacities as lenders thereunder and Bank of America, N.A., as U.S. Administrative Agent and as European Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“General Credit Facility Obligations” means “Obligations” as defined in the General Credit Facility.

“General Intercreditor Agreement” has the meaning set forth under “Security—Liens with Respect to the Collateral.”

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“HCI” means Health Care Indemnity, Inc., an insurance company formed under the laws of the State of Colorado and a Wholly-Owned Subsidiary of the Issuer.

“Hedging Arrangements” means the fixed-pay interest rate swap agreements, entered into by Hercules Holding on or about September 13, 2006 and with respect to which the Issuer will be the counterparty in connection with the Recapitalization, relating to $8,000 million of the outstanding principal amount under the First Lien Obligations and the ABL Obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Citigroup Global Markets Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC.

“insolvency or liquidation proceeding” means:

(1) any case commenced by or against the Issuer or any Guarantor under any Bankruptcy Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Issuer or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Issuer or any Guarantor or any similar case or proceeding relative to the Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Issuer or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of the Issuer or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

“Intercreditor Agreements” means, collectively, the Shared Receivables Intercreditor Agreement and the General Intercreditor Agreement.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Bain Capital Partners, LLC, Kohlberg Kravis Roberts & Co. L.P., Merrill Lynch Global Partners, Inc. and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means November 17, 2006.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $500.0 million (unless otherwise expressly stated).

“Junior Lien Collateral Agent” shall mean (i) so long as the Notes are outstanding, the Trustee, in its capacity as Trustee and collateral agent for the Holders and other secured parties under the Indenture and the Security Documents, and (ii) at any time thereafter, such agent or trustee as is designated “Junior Lien Collateral Agent” by Junior Lien Secured Parties holding a majority in principal amount of the Junior Lien Obligations then outstanding or pursuant to such other arrangements as agreed to among the holders of the Junior Lien Obligations, it being understood that as of the Issue Date, the Trustee shall be so designated Junior Lien Collateral Agent.

“Junior Lien Documents” means the credit and security documents governing the Junior Lien Obligations, including, without limitation, the Indenture, the related Security Documents and Intercreditor Agreements.

“Junior Lien Obligations” means the Notes and Obligations with respect to other Indebtedness permitted to be incurred under the Indenture and the General Credit Facility which is by its terms intended to be secured equally and ratably with the Notes or on a basis junior to the Liens securing the Notes; provided such Lien is permitted to be incurred under the Indenture and the General Credit Facility; provided, further, that the holders of such Indebtedness or their Junior Lien Representative is a party to the Security Documents in accordance with the terms thereof and has appointed the Junior Lien Collateral Agent as collateral agent for such holders of Junior Lien Obligations with respect to all or a portion of the Collateral.

“Junior Lien Representative” means any duly authorized representative of any holders of Junior Lien Obligations, which representative is party to the Security Documents.

“Junior Lien Secured Parties” means (i) Holders (including the Holders of any Additional Notes subsequently issued under and in compliance with the terms of the Indenture), (ii) the Junior Lien Collateral Agent and (iii) the holders from time to time of any other Junior Lien Obligations and each Junior Lien Representative.

“Junior Liens” means the Liens securing the Junior Lien Obligations.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Conforming Plan of Reorganization” means any Plan of Reorganization that grants the Junior Lien Collateral Agent or any Junior Lien Secured Party any right or benefit, directly or indirectly, which right or benefit is prohibited at such time by the provisions of the General Intercreditor Agreement.

“Non-Receivables Collateral” has the meaning set forth under “Description of Other Indebtedness—Senior Secured Credit Facilities—Guarantee and Security,” subject to the provisions of the third and fourth sentences of the first paragraph under “—Security—General.”

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum, dated November 9, 2006, relating to the initial private offering of the Notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Partial PIK Interest” has the meaning set forth under “Principal, Maturity and Interest—Toggle Notes.”

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

“Permitted Holders” means each of the Investors, the Frist Entities, the Management Participants (as defined in the Offering Memorandum), Citigroup Inc. and Banc of America Securities LLC (which institutions are assignees of certain equity commitments of the Investors as of the Issue Date) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors, Frist Entities, members of management and assignees of the equity commitments of the Investors, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a

Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the second paragraph of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to an ABL Financing Entity or a Receivables Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect the ABL Facility or any Receivables Facility, as the case may be;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $50.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

(17) Physician Support Obligations made by the Issuer or any Restricted Subsidiary;

(18) any Investment in any joint venture existing on the Issue Date that owns or operates one or more healthcare facilities, including, without limitation, hospitals, ambulatory surgery centers, outpatient diagnostic centers or imaging centers to the extent contemplated by the organizational documents of such joint venture as in existence on the Issue Date;

(19) any Investment in the ordinary course of business or as may be required by applicable law by any Restricted Subsidiary (including, without limitation, HCI) engaged in the insurance business in order to provide insurance to the Issuer and its Subsidiaries;

(20) any Investment pursuant to any customary buy/sell arrangement in favor of investors or joint venture parties in connection with syndications of healthcare facilities, including, without limitation, hospitals, ambulatory surgery centers, outpatient diagnostic centers or imaging centers; and

(21) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12), (13), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred

Stock incurred under clause (4) or (12) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (b) Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries, (c) Liens securing Indebtedness permitted to be incurred pursuant to clause (19) are solely on acquired property or the assets of the acquired entity, as the case may be and (d) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (4) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so financed, purchased, constructed or improved;

(7) Liens existing on the Issue Date (other than Liens in favor of the lenders under the Senior Credit Facilities);

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original

Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $100.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Physician Support Obligation” means (1) a loan to or on behalf of, or a guarantee of Indebtedness or income of, a physician or healthcare professional providing service to patients in the service area of a healthcare facility operated by the Issuer, any of its Restricted Subsidiaries or any affiliated joint venture otherwise permitted by the Indenture made or given by the Issuer or any Restricted Subsidiary of the Issuer in the ordinary course of business and pursuant to a written agreement having a period not to exceed five years or (2) guarantees by the Issuer or any Restricted Subsidiary of the Issuer of leases and loans to acquire property (real or personal)

for or on behalf of a physician or healthcare professional providing service to patients in the service area of a healthcare facility operated by the Issuer, any of its Restricted Subsidiaries or any affiliated joint venture otherwise permitted by the Indenture.

“PIK Interest” has the meaning set forth under “Principal, Maturity and Interest—Toggle Notes.”

“PIK Notes” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Payment” has the meaning set forth under “Principal, Maturity and Interest.”

“Plan of Reorganization” means any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any insolvency or liquidation proceeding.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Principal Property” means each acute care hospital providing general medical and surgical services (excluding equipment, personal property and hospitals that primarily provide specialty medical services, such as psychiatric and obstetrical and gynecological services) owned solely by the Issuer and/or one or more of its Subsidiaries (used in this definition as defined in the Existing Notes Indenture) and located in the United States of America.

“Priority Lien Obligations” means, collectively, ABL Obligations and First Lien Obligations.

“Priority Lien Secured Parties” means, collectively, the ABL Secured Parties and the First Lien Secured Parties.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

“Redemption Date” has the meaning set forth under “Optional Redemption—Cash Pay Notes.”

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes, dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary’s ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means, collectively, the Intercreditor Agreements, the security agreements relating to the Collateral and the mortgages and instruments filed and recorded in appropriate jurisdictions to preserve and protect the Liens on the Collateral (including, without limitation, financing statements under the Uniform Commercial Code of the relevant states) applicable to the Collateral, each as in effect on the Issue Date and as amended, amended and restated, modified, renewed or replaced from time to time.

“Senior Credit Facilities” means the ABL Facility and the General Credit Facility.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Separate Receivables Collateral” has the meaning set forth under “Description of Other Indebtedness—Senior Secured Credit Facilities—Guarantees and Security.”

“Shared Receivables Collateral” has the meaning set forth under “Description of Other Indebtedness—Senior Secured Credit Facilities—Guarantees and Security.”

“Shared Receivables Intercreditor Agreement” has the meaning set forth under “Security—Liens with Respect to Shared Receivables Collateral.”

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors, the Frist Entities and the Issuer.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Notes and borrowings under the Senior Credit Facilities as in effect on the Issue Date.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of July 24, 2006, between Hercules Holding II, LLC, Hercules Acquisition Corporation and the Issuer, as amended prior to the Issue Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 15, 2010 with respect to the 2014 Cash Pay Notes and November 15, 2011 with respect to the 2016 Cash Pay Notes and the Toggle Notes; provided, however, that if the period from the Redemption Date to November 15, 2010 with respect to the 2014 Cash Pay Notes and November 15, 2011 with respect to the 2016 Cash Pay Notes and the Toggle Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

Exchange Offer

The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Ownership of the Notes

The following is a summary of certain United States federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes as of the date of this prospectus.

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of the notes (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not a U.S. holder.

This summary deals only with notes that are held as capital assets, and does not represent a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation;”

•	a “passive foreign investment company;” or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income and estate tax consequences different from those summarized below.

If a partnership (including any entity classified as a partnership for United States federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the United States federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain Tax Consequences to U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to U.S. holders of the notes.

Cash Pay Notes

Payments of Interest on Cash Pay Notes. Interest on a cash pay note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

Market Discount. If you purchase a cash pay note for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a cash pay note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the cash pay note at the time of its payment or disposition.

In addition, you may be required to defer, until the maturity of the cash pay note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the cash pay note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the cash pay note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium. If you purchase a cash pay note for an amount in excess of its principal amount, you will be considered to have purchased the cash pay note at a “premium.” You generally may elect to amortize the premium over the remaining term of the cash pay note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the cash pay note.

Sale, Exchange, Retirement, or Other Disposition of Cash Pay Notes. Upon the sale, exchange, retirement, or other taxable disposition of a cash pay note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued interest, which will be taxable as interest income as discussed above) and the adjusted tax basis of the cash pay note. Your adjusted tax basis in a cash pay note will, in general, be your cost for that cash pay note increased by market discount previously included in income and reduced by any amortized premium. Any gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Toggle Notes

Treatment of PIK Notes. Because the toggle notes provide us with the option to pay PIK interest in lieu of paying cash interest in any interest payment period after the initial interest payment and prior to November 15, 2011, we treat the toggle notes as issued with original issue discount (“OID”), as described below. The issuance of PIK Notes is generally not treated as a payment of interest. Instead, the toggle note and any PIK Notes issued in respect of PIK interest thereon are treated as a single debt instrument under the OID rules.

Original Issue Discount. The toggle notes are treated as issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the toggle notes other than “qualified stated interest”) and their “issue price.” You generally must include OID in gross income in advance of the receipt of cash attributable to that income.

The “issue price” of each toggle note is the first price at which a substantial amount of the toggle notes were sold (other than to an underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

Because we have the option in any interest payment period after the initial interest payment and prior to November 15, 2011 to make interest payments in PIK interest instead of paying cash, the stated interest payments on the toggle notes are not qualified stated interest.

The amount of OID that you must include in income if you are the initial holder of a toggle note will generally equal the sum of the “daily portions” of OID with respect to the toggle note for each day during the taxable year or portion of the taxable year in which you held such toggle note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a toggle note may be of any length and may vary in length over the term of the toggle note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the toggle note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The yield to maturity of the toggle note is the discount rate that causes the present value of all payments on the note as of its original issue date to equal the issue price of such note. For purposes of determining the yield to maturity, the assumption is that we will pay interest in cash and not exercise the option to pay PIK interest, except in respect of any period in which we actually elect to pay PIK interest.

The “adjusted issue price” of a toggle note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any cash payments made on such toggle note on or before the first day of the accrual period. Under these rules, you generally will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on toggle notes held of record by persons other than corporations and other holders exempt from information reporting.

If we in fact pay interest in cash on the toggle notes, you will not be required to adjust your OID inclusions.

Each payment made in cash under a toggle note will be treated first as a payment of any accrued OID that has not been allocated to prior payments and second as a payment of principal. You generally will not be required to include separately in income cash payments received on the toggle notes to the extent such payments constitute payments of previously accrued original issue discount or payments of principal.

If, for any interest payment period, we exercise our option to pay interest in the form of PIK interest, your OID calculation for future periods will be adjusted by treating the toggle note as if it had been retired and then reissued for an amount equal to its adjusted issue price on the date preceding the first date of such interest payment period, and re-calculating the yield to maturity of the reissued note by treating the amount of PIK interest (and of any prior PIK interest) as a payment that will be made on the maturity date of such note.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisors regarding their application.

Market Discount. If you purchase a toggle note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as market discount for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a toggle note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the toggle note at the time of its payment or disposition.

In addition, you may be required to defer, until the maturity of the toggle note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the toggle note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the toggle note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium, Amortizable Bond Premium. If you purchase a toggle note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the toggle note after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that toggle note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the toggle note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a toggle note for an amount in excess of the sum of all amounts payable on the toggle note after the purchase date other than qualified stated interest, you will be considered to have purchased the toggle note at a premium and you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the toggle note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the toggle note.

Sale, Exchange, Retirement, or Other Disposition of Toggle Notes. Subject to the discussion below regarding the Mandatory Principal Redemption, upon the sale, exchange, retirement, or other taxable disposition of a toggle note (or a PIK Note), you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other taxable disposition and the adjusted tax basis of the toggle note (or the PIK Note). Your adjusted tax basis in a toggle note will, in general, be your cost for the toggle note, increased by OID or market discount previously included in income, and reduced by any amortized premium and any cash payments on the toggle note.

Although not free from doubt, your adjusted tax basis in the toggle note should be allocated between the original toggle note and any PIK Notes received in respect of PIK interest thereon in proportion to their relative principal amounts. Your holding period in any PIK Note received in respect of PIK interest would likely be identical to your holding period for the original toggle note with respect to which the PIK Note was received. Any gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Payments received by a U.S. holder upon the Mandatory Principal Redemption of a portion of a toggle note will be treated as tax free payments of a portion of the then accrued OID with respect to such toggle note in its entirety (including the portion of the toggle note not redeemed).

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

United States Federal Withholding Tax. The 30% United States federal withholding tax will not apply to any payment of interest (which for purposes of this discussion includes OID) on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes (including OID) is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a note; provided, however, that payments received by a non-U.S. holder upon the Mandatory Principal Redemption of a portion of a toggle note will be treated as payments of a portion of the then accrued OID with respect to such toggle note in its entirety (including the portion of the toggle note not redeemed) and therefore possibly subject to the 30% United States federal withholding tax.

United States Federal Income Tax. If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest (including OID) on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “—United States Federal Withholding Tax” are satisfied) in generally the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID), subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax. Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “—United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on the notes and to the proceeds of the sale or other disposition of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Generally, we must report to the IRS and to you the amount of interest (including OID) paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest (including OID) on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the required certification that you are a non-U.S. Holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of exchange notes by an ERISA Plan with respect to which we or the initial purchasers of the outstanding notes are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all the conditions of any such exemption will be satisfied.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the outstanding notes or the exchange notes (and the exchange of outstanding notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the outstanding notes or the exchange notes (and holding or disposing the outstanding notes or the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding and disposition of the outstanding notes or the exchange notes (and the exchange of outstanding notes for exchange notes).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offers, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offers (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns interests representing less than 1% of the capital commitments of the KKR Millennium Fund, L.P. and KKR 2006 Fund L.P.

EXPERTS

The consolidated financial statements of HCA Inc. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 appearing in this prospectus, and HCA Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 appearing in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon appearing elsewhere herein. Such financial statements and management’s assessment are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We and our guarantor subsidiaries are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, we and our guarantor subsidiaries will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statements, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

We and our guarantor subsidiaries have agreed that even if we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will nonetheless file with the SEC and make available to the trustee and to holders of notes the reports specified in “Description of Notes—Certain Covenants—Reports and Other Information,” subject to the provisions described in that section.

H CA INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young’s attestation report is included herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

HCA Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that HCA Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HCA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that HCA Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, HCA Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of HCA Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 22, 2007, except as to Note 16 “Supplemental Condensed Consolidated Financial Information and Other Collateral-related Information” as to which the date is September 21, 2007, expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG LLP

Nashville, Tennessee

March 22, 2007, except for internal control over financial reporting related to Note 16 of the 2006 consolidated financial statements as to which the date is September 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

HCA Inc.

We have audited the accompanying consolidated balance sheets of HCA Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCA Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Staff Position No. 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners” and FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” on January 1, 2006. Also, as discussed in Note 3 to the consolidated financial statements, effective January 1, 2006 the Company adopted the provisions of FASB Statement No. 123(R), “Share-Based Payment.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of HCA Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2007, except for internal control over financial reporting related to Note 16 “Supplemental Condensed Consolidating Financial Information and Other Collateral-related Information” of the 2006 consolidated financial statements as to which the date is September 21, 2007, expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG LLP

Nashville, Tennessee

March 22, 2007, except for Note 16 as to which the date is September 21, 2007

HCA INC.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in millions)

	2006	2005	2004
Revenues	$25,477	$24,455	$23,502

Salaries and benefits	10,409	9,928	9,419
Supplies	4,322	4,126	3,901
Other operating expenses	4,057	4,039	3,797
Provision for doubtful accounts	2,660	2,358	2,669
Gains on investments	(243)	(53)	(56)
Equity in earnings of affiliates	(197)	(221)	(194)
Depreciation and amortization	1,391	1,374	1,250
Interest expense	955	655	563
Gains on sales of facilities	(205)	(78)	—
Transaction costs	442	—	—
Impairment of long-lived assets	24	—	12

	23,615	22,128	21,361

Income before minority interests and income taxes	1,862	2,327	2,141
Minority interests in earnings of consolidated entities	201	178	168

Income before income taxes	1,661	2,149	1,973
Provision for income taxes	625	725	727

Net income	$1,036	$1,424	$1,246

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Dollars in millions)

	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$634	$336
Accounts receivable, less allowance for doubtful accounts of $3,428 and $2,897	3,705	3,332
Inventories	669	616
Deferred income taxes	476	372
Other	594	559

	6,078	5,215
Property and equipment, at cost:
Land	1,238	1,212
Buildings	8,178	8,063
Equipment	11,170	10,594
Construction in progress	1,321	949

	21,907	20,818
Accumulated depreciation	(10,238)	(9,439)

	11,669	11,379

Investments of insurance subsidiary	1,886	2,134
Investments in and advances to affiliates	679	627
Goodwill	2,601	2,626
Deferred loan costs	614	85
Other	148	159

	$23,675	$22,225

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,415	$1,484
Accrued salaries	675	561
Other accrued expenses	1,193	1,264
Long-term debt due within one year	293	586

	3,576	3,895

Long-term debt	28,115	9,889
Professional liability risks	1,309	1,336
Deferred income taxes and other liabilities	1,017	1,414
Minority interests in equity of consolidated entities	907	828

Equity securities with contingent redemption rights	125	—

Stockholders’ (deficit) equity:
Common stock $0.01 par; authorized 125,000,000 shares—2006 and 1,650,000,000—2005; outstanding 92,217,800 shares—2006 and 417,512,700 shares—2005	1	4
Accumulated other comprehensive income	16	130
Retained (deficit) earnings	(11,391)	4,729

	(11,374)	4,863

	$23,675	$22,225

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in millions)

	Common Stock		Capital in Excess of Par Value	Other	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total
	Shares (000)	Par Value
Balances, December 31, 2003	490,718	$5	$—	$5	$168	$6,031	$6,209
Comprehensive income:
Net income						1,246	1,246
Other comprehensive income:
Change in net unrealized gains on investment securities					10		10
Foreign currency translation adjustments					21		21
Defined benefit plans					(6)		(6)

Total comprehensive income					25	1,246	1,271
Cash dividends declared						(251)	(251)
Stock repurchases	(77,382)	(1)	(292)			(2,816)	(3,109)
Stock options exercised	7,032		224	(5)			219
Employee benefit plan issuances	2,274		68				68

Balances, December 31, 2004	422,642	4	—	—	193	4,210	4,407
Comprehensive income:
Net income						1,424	1,424
Other comprehensive income:
Change in net unrealized gains on investment securities					(30)		(30)
Foreign currency translation adjustments					(37)		(37)
Defined benefit plans					4		4

Total comprehensive income					(63)	1,424	1,361
Cash dividends declared						(257)	(257)
Stock repurchases	(36,692)		(1,208)			(648)	(1,856)
Stock options exercised	27,034		1,106				1,106
Employee benefit plan issuances	4,529		102				102

Balances, December 31, 2005	417,513	4	—	—	130	4,729	4,863
Comprehensive income:
Net income						1,036	1,036
Other comprehensive income:
Change in net unrealized gains on investment securities					(102)		(102)
Foreign currency translation adjustments					19		19
Defined benefit plans					(49)		(49)
Change in fair value of derivative instruments					18		18

Total comprehensive income					(114)	1,036	922
Recapitalization—repurchase of common stock	(411,957)	(4)	(5,005)			(16,364)	(21,373)
Recapitalization—equity contribution	92,218	1	4,476				4,477
Cash dividends declared						(139)	(139)
Stock repurchases	(13,057)					(653)	(653)
Stock options exercised	3,970		163				163
Employee benefit plan issuances	3,531		366				366

Balances, December 31, 2006	92,218	$1	$—	$—	$16	$(11,391)	$(11,374)

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in millions)

	2006	2005	2004
Cash flows from operating activities:
Net income	$1,036	$1,424	$1,246
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	2,660	2,358	2,669
Depreciation and amortization	1,391	1,374	1,250
Income taxes	(552)	162	333
Gains on sales of facilities	(205)	(78)	—
Impairment of long-lived assets	24	—	12
Increase (decrease) in cash from operating assets and liabilities:
Accounts receivable	(3,043)	(2,649)	(2,648)
Inventories and other assets	(12)	28	(179)
Accounts payable and accrued expenses	115	343	157
Share-based compensation	324	30	5
Change in minority interests	58	(13)	109
Other	49	(8)	—

Net cash provided by operating activities	1,845	2,971	2,954

Cash flows from investing activities:
Purchase of property and equipment	(1,865)	(1,592)	(1,513)
Acquisition of hospitals and health care entities	(112)	(126)	(44)
Disposal of hospitals and health care entities	651	320	48
Change in investments	26	(311)	(178)
Other	(7)	28	(1)

Net cash used in investing activities	(1,307)	(1,681)	(1,688)

Cash flows from financing activities:
Issuances of long-term debt	21,758	858	2,500
Net change in revolving bank credit facility	(435)	(225)	190
Repayment of long-term debt	(3,728)	(739)	(912)
Repurchases of common stock	(653)	(1,856)	(3,109)
Recapitalization-repurchase of common stock	(20,364)	—	—
Recapitalization-equity contributions	3,782	—	—
Payment of debt issuance costs	(586)	—	—
Issuances of common stock	108	1,009	224
Payment of cash dividends	(201)	(258)	(199)
Other	79	(1)	(41)

Net cash used in financing activities	(240)	(1,212)	(1,347)

Change in cash and cash equivalents	298	78	(81)
Cash and cash equivalents at beginning of period	336	258	339

Cash and cash equivalents at end of period	$634	$336	$258

Interest payments	$893	$624	$533
Income tax payments, net of refunds	$1,087	$563	$394

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ACCOUNTING POLICIES

Merger, Recapitalization and Reporting Entity

On November 17, 2006 HCA Inc. (the “Company”) completed its merger (the “Merger”) with Hercules Acquisition Corporation (the “Merger Sub”) pursuant to which the Company was acquired by a private investor group, including affiliates of Bain Capital, Kohlberg Kravis Roberts & Co., Merrill Lynch Global Private Equity (each a “Sponsor”), entities associated with HCA founder, Dr. Thomas F. Frist Jr., (the “Frist Entities,” and together with the Sponsors, the “Investors”) and certain members of management. The Merger, the financing transactions related to the Merger and other related transactions are collectively referred to in this prospectus as the “Recapitalization.” The Merger has been accounted for as a recapitalization in HCA’s financial statements, with no adjustments to the historical basis of HCA’s assets and liabilities. As a result of the Recapitalization, our outstanding capital stock is owned by the Investors, certain members of management and key employees and certain other investors. Our common stock is no longer registered with the Securities and Exchange Commission (the “SEC”) and is no longer traded on a national securities exchange.

HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term “affiliates” includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At December 31, 2006, these affiliates owned and operated 166 hospitals, 98 freestanding surgery centers and provided extensive outpatient and ancillary services. Affiliates of HCA are also partners in joint ventures that own and operate seven hospitals and nine freestanding surgery centers, which are accounted for using the equity method. The Company’s facilities are located in 20 states, England and Switzerland. The terms “HCA,” “Company,” “we,” “our” or “us,” as used in this report, refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The consolidated financial statements include all subsidiaries and entities controlled by HCA. We generally define “control” as ownership of a majority of the voting interest of an entity. The consolidated financial statements include entities in which we absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Significant intercompany transactions have been eliminated. Investments in entities that we do not control, but in which we have a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

We have completed various acquisitions and joint venture transactions. The accounts of these entities have been included in our consolidated financial statements for periods subsequent to our acquisition of controlling interests. The majority of our expenses are “cost of revenue” items. Costs that could be classified as general and administrative include the corporate office costs, which were $187 million, $185 million and $162 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Revenues

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—ACCOUNTING POLICIES (continued)

Revenues (continued)

services are provided, based upon the estimated amounts due from the patients and third-party payers. Third-party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are generally based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount. The estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the “cost report” filing and settlement process). The adjustments to estimated reimbursement amounts, which resulted in net increases to revenues, related to cost reports filed during the respective year were $55 million, $49 million and $44 million in 2006, 2005 and 2004, respectively. The adjustments to estimated reimbursement amounts, which resulted in net increases to revenues, related to cost reports filed during previous years were $62 million, $36 million and $26 million in 2006, 2005 and 2004, respectively.

The Emergency Medical Treatment and Active Labor Act (“EMTALA”) requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the individual to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. Federal and state laws and regulations, including but not limited to EMTALA, require, and our commitment to providing quality patient care encourages, us to provide services to patients who are financially unable to pay for the health care services they receive. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Patients treated at hospitals for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. On January 1, 2005, we modified our policies to provide a discount to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, we first attempt to qualify uninsured patients for Medicaid, other federal or state assistance or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Our insurance subsidiary’s cash equivalent investments in excess of the amounts required to pay estimated professional liability claims during the next twelve months are not included in cash and cash equivalents as these funds are not available for general corporate purposes. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Our cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding, but unpresented, checks totaling $429 million and $493 million at December 31, 2006 and 2005, respectively, have been included in accounts payable in the

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents (continued)

consolidated balance sheets. Upon presentation for payment, these checks are funded through available cash balances or our credit facility.

Accounts Receivable

We receive payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 2006, 2005 and 2004, approximately 26%, 27% and 28%, respectively, of our revenues related to patients participating in the Medicare program. We recognize that revenues and receivables from government agencies are significant to our operations, but do not believe there are significant credit risks associated with these government agencies. We do not believe there are any other significant concentrations of revenues from any particular payer that would subject us to any significant credit risks in the collection of our accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectable are deducted from the allowance for doubtful accounts and subsequent recoveries are added. The amount of the provision for doubtful accounts is based upon management’s assessment of historical and expected net collections, business and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to “uninsured” amounts (including copayment and deductible amounts from patients who have health care coverage) due directly from patients. Accounts are written off when all reasonable internal and external collection efforts have been performed. We consider the return of an account from the primary external collection agency to be the culmination of our reasonable collection efforts and the timing basis for writing off the account balance. Writeoffs are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. Management relies on the results of detailed reviews of historical writeoffs and recoveries at facilities that represent a majority of our revenues and accounts receivable (the “hindsight analysis”) as a primary source of information to utilize in estimating the collectability of our accounts receivable. We perform the hindsight analysis quarterly, utilizing rolling twelve-months accounts receivable collection and writeoff data. At December 31, 2006, our allowance for doubtful accounts represented approximately 86% of the $3.972 billion patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated (“pending Medicaid accounts”). At December 31, 2005, our allowance for doubtful accounts represented approximately 85% of the $3.404 billion patient due accounts receivable balance, including net pending Medicaid accounts. Revenue days in accounts receivable were 53 days, 50 days and 48 days at December 31, 2006, 2005 and 2004, respectively. Adverse changes in general economic conditions, patient accounting service center operations, payer mix, or trends in federal or state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment and Amortizable Intangibles

Depreciation expense, computed using the straight-line method, was $1.384 billion in 2006, $1.371 billion in 2005, and $1.248 billion in 2004. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from four to 10 years.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—ACCOUNTING POLICIES (continued)

Property and Equipment and Amortizable Intangibles (continued)

Debt issuance costs are amortized based upon the terms of the respective debt obligations. The gross carrying amount of deferred loan costs at December 31, 2006 and 2005 was $668 million and $138 million, respectively, and accumulated amortization was $54 million and $53 million at December 31, 2006 and 2005, respectively. Amortization of deferred loan costs is included in interest expense and was $18 million, $14 million and $14 million for 2006, 2005 and 2004, respectively.

When events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used, might be impaired, we prepare projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and independent appraisals.

Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair value less costs to sell or close. The estimates of fair value are usually based upon recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

Investments of Insurance Subsidiary

At December 31, 2006 and 2005, the investments of our wholly-owned insurance subsidiary were classified as “available-for-sale” as defined in Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are recorded at fair value. The investment securities are held for the purpose of providing the funding source to pay professional liability claims covered by the insurance subsidiary. Management performs a quarterly assessment of individual investment securities to determine whether declines in market value are temporary or other-than-temporary. Management’s investment securities evaluation process involves multiple subjective judgments, often involves estimating the outcome of future events, and requires a significant level of professional judgment in determining whether an impairment has occurred. We evaluate, among other things, the financial position and near term prospects of the issuer, conditions in the issuer’s industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency, to determine if, and when, a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and our ability and intent to retain the investment, to allow for any anticipated recovery of the investment’s fair value, are important components of management’s investment securities evaluation process.

Goodwill

Goodwill is not amortized, but is subject to annual impairment tests. In addition to the annual impairment reviews, impairment reviews are performed whenever circumstances indicate a possible impairment may exist. Impairment testing for goodwill is done at the reporting unit level. Reporting units are one level below the business segment level, and our impairment testing is performed at the operating division or market level. We compare the fair value of the reporting unit assets to the carrying amount, on at least an annual basis, to determine if there is potential impairment. If the fair value of the reporting unit assets is less than their carrying value, we compare the fair value of the goodwill to its carrying value. If the fair value of the goodwill is less than its carrying value, an impairment loss is recognized. Fair value of goodwill is estimated based upon internal evaluations of the related long-lived assets for each reporting unit that include quantitative analyses of revenues

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—ACCOUNTING POLICIES (continued)

Goodwill (continued)

and cash flows and reviews of recent sales of similar facilities. No goodwill impairment losses were recognized during 2006, 2005 or 2004.

During 2006, goodwill increased by $38 million related to acquisitions, decreased by $86 million related to facility sales and increased by $23 million related to foreign currency translation and other adjustments. During 2005, goodwill increased by $129 million related to acquisitions, decreased by $35 million related to facility sales and decreased by $8 million related to foreign currency translation and other adjustments.

Physician Recruiting Agreements

In order to recruit physicians to meet the needs of our hospitals and the communities they serve, we enter into minimum revenue guarantee arrangements to assist the recruited physicians during the period they are relocating and establishing their practices. In November 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position No. 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” (“FSP FIN 45-3”). Under FSP FIN 45-3, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the stand-ready obligation undertaken in issuing the guarantee.

FSP FIN 45-3 is effective for minimum revenue guarantees issued or modified on or after January 1, 2006. For periods before January 1, 2006, we expensed physician recruitment agreement amounts as the expenses to be reimbursed were incurred by the recruited physicians, which was generally over a 12 month period. For 2006 minimum revenue guarantees, we have expensed the total estimated guarantee liability amount at the time the physician recruiting agreement becomes effective. We determined that expensing the total estimated liability amount at the agreement effective date was the proper accounting treatment as we could not justify recording a contract-based asset based upon our analysis of the related control, regulatory and legal considerations.

The physician recruiting liability of $14 million at December 31, 2006 represents the amount of expense recognized in excess of estimated payments made through December 31, 2006. At December 31, 2006 the maximum amount of all effective, post January 1, 2006 minimum revenue guarantees that could be paid prospectively was $51 million.

Professional Liability Claims

A substantial portion of our professional liability risks is insured through a wholly-owned insurance subsidiary. Reserves for professional liability risks were $1.584 billion and $1.621 billion at December 31, 2006 and 2005, respectively. The current portion of the reserves, $275 million and $285 million at December 31, 2006 and 2005, respectively, is included in “other accrued expenses” in the consolidated balance sheet. Provisions for losses related to professional liability risks were $217 million, $298 million and $291 million for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in “other operating expenses” in our consolidated income statement. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. Adjustments to the estimated reserve amounts are included in current operating results. The provision for losses for 2006,

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—ACCOUNTING POLICIES (continued)

Professional Liability Claims (continued)

2005 and 2004 include reductions of $136 million, $83 million and $59 million, respectively, to our estimated professional liability reserves. The amounts of the changes to the estimated professional liability reserves were determined based upon the semiannual, independent actuarial analyses, which recognized declining frequency and moderating severity claims trends at our facilities. We believe these favorable trends are primarily attributable to tort reforms enacted in key states, particularly Texas, and our risk management and patient safety initiatives, particularly in the areas of obstetrics and emergency services. The reserves for professional liability risks cover approximately 3,000 and 3,300 individual claims at December 31, 2006 and 2005, respectively, and estimates for unreported potential claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2006 and 2005, $253 million and $242 million, respectively, of payments (net of reinsurance recoveries of $5 million and $12 million, respectively) were made for professional and general liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in professional liability reserve estimates, management believes that the reserves for losses and loss expenses are adequate; however, there can be no assurance that the ultimate liability will not exceed management’s estimates.

Our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence. The insurance subsidiary has obtained reinsurance for professional liability risks generally above a retention level of $15 million per occurrence. We also maintain professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by our insurance subsidiary. Effective January 1, 2007, our facilities will generally be self-insured for the first $5 million of per occurrence losses.

The obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. The amounts receivable under the reinsurance contracts of $42 million and $43 million at December 31, 2006 and 2005, respectively, are included in other assets (including $10 million and $25 million December 31, 2006 and 2005, respectively, included in other current assets). A return of premiums relating to reinsurance contracts resulted in a net increase to the reserves for professional liability risks of $8 million during 2005.

Financial Instruments

Derivative financial instruments are employed to manage risks, including foreign currency and interest rate exposures, and are not used for trading or speculative purposes. We recognize derivative instruments, such as interest rate swap agreements and foreign exchange contracts, in the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in stockholders’ equity, as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in earnings, along with the changes in the fair value of the hedged items that relate to the hedged risk. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. In the event the forecasted transaction to which a cash flow hedge relates is no longer likely, the amount in other comprehensive income is recognized in earnings and generally the derivative is terminated. Changes in the fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in earnings.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period of the debt originally covered by the terminated swap.

Minority Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities that we control. Accordingly, we have recorded minority interests in the earnings and equity of such entities.

Recent Pronouncements

In July 2006, the FASB issued the final Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in income tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires expanded disclosures, which include a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits, as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures will be required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts recognized after adoption will be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48.

During September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 represents the completion of the first phase in the FASB’s postretirement benefits accounting project and requires an entity to: recognize in its balance sheet an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status; measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year; and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit cost included in results of operations. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on our consolidated financial condition at December 31, 2005 or for prior periods.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 presentation.

NOTE 2—MERGER AND RECAPITALIZATION

On July 24, 2006, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hercules Holding II, LLC, a Delaware limited liability company (“Hercules Holding”), and Hercules Acquisition

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—MERGER AND RECAPITALIZATION (continued)

Corporation, a Delaware corporation and a wholly-owned subsidiary of Hercules Holding. Our board of directors approved the Merger Agreement on the unanimous recommendation of a special committee comprised entirely of disinterested directors. The Merger was approved by a majority of HCA’s shareholders at a special meeting of shareholders held on November 16, 2006.

On November 17, 2006, pursuant to the terms of the Merger Agreement, the Investors consummated the acquisition of the Company through the merger of Merger Sub with and into the Company. The Company was the surviving corporation in the Merger. Approximately 98% of our common stock is owned directly by Hercules Holding, with the remainder being owned by certain members of management of the Company. Affiliates of each of the Sponsors indirectly own approximately 25% of the common stock of the Company through their ownership in Hercules Holding, and affiliates of the Frist Entities and certain coinvestors directly and indirectly own approximately 20% of the common stock of the Company through direct ownership and through their ownership in Hercules Holding. On the effective date of the Merger, each outstanding share of HCA common stock, other than shares contributed by the rollover shareholders or shares owned by HCA, Merger Sub or any shareholders who were entitled to appraisal rights, were cancelled and converted into the right to receive $51.00 in cash. The aggregate purchase price paid for all of the equity securities of the Company was $20.364 billion, which purchase price was funded by $3.782 billion of equity contributions from the Investors, certain members of management and certain other coinvestors and by incurring $19.964 billion of indebtedness through bank credit facilities and the issuance of debt securities.

The Recapitalization transactions included retaining $7.750 billion of the Company’s existing indebtedness, the retirement of $3.182 billion of the Company’s existing indebtedness and the payment of $745 million of Recapitalization related fees and expenses.

Rollover and Stockholder Agreements And Equity Securities with Contingent Redemption Rights

In connection with the Merger, the Frist Entities and certain members of our management entered into agreements with the Company and/or Hercules Holding, pursuant to which they elected to invest in the Company, as the surviving corporation in the Merger, through a rollover of employee stock options, a rollover of shares of common stock of the Company, or a combination thereof. Pursuant to the rollover agreements the Frist Entities and management team made rollover investments of $885 million and $125 million, respectively.

The stockholder agreements, among other things, contain agreements among the parties with respect to restrictions on the transfer of shares, including tag along rights and drag along rights, registration rights (including customary indemnification provisions) and other rights. Pursuant to the management stockholder agreements, the applicable employees can elect to have the Company redeem their common stock and vested stock options in the events of death or permanent disability, prior to the consummation of the initial public offering of common stock by the Company. At December 31, 2006, 727,600 common shares and 2,285,200 vested stock options were subject to these contingent redemption terms.

Management Agreement

Affiliates of the Investors entered into a management agreement with us pursuant to which such affiliates will provide us with management services. Under the management agreement, the affiliates of the Investors are entitled to receive an aggregate annual management fee of $15 million, which amount will increase annually beginning in 2008 at a rate equal to the percentage increase in our “EBITDA” in the applicable year compared to the preceding year, and reimbursement of out-of-pocket expenses incurred in connection with the provision of

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—MERGER AND RECAPITALIZATION (continued)

Management Agreement (continued)

services pursuant to the agreement. The management agreement has an initial term expiring on December 31, 2016, provided that the term will be extended annually for one additional year unless we or the Investors provide notice to the other of their desire not to automatically extend the term. The management agreement provided that affiliates of the Investors receive aggregate transaction fees of $175 million in connection with certain services provided in connection with the Merger and related transactions. In addition, the management agreement provides that the affiliates of the Investors will be entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the management agreement in the event of an initial public offering or under certain other circumstances. The agreement also contains customary exculpation and indemnification provisions in favor of the Investors and their affiliates.

Recapitalization Transaction Costs

For the year ended December 31, 2006, our results of operations include the following charges related to the Recapitalization (dollars in millions):

Compensation expense related to accelerated vesting of stock options and restricted stock, and other employee benefits	$258
Consulting, legal, accounting and other transaction costs	131
Loss on extinguishment of debt	53

Total	$442

In addition to these amounts, approximately $77 million of transaction costs were recorded directly to shareholders’ deficit, and an additional $568 million of transaction costs were capitalized as deferred loan costs.

NOTE 3—SHARE-BASED COMPENSATION

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based awards granted after the effective date, and based on Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), for all awards granted to employees prior to January 1, 2006 that were unvested on the effective date. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for our employee stock benefit plans. Accordingly, no compensation cost was recognized for stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors. Results for periods prior to January 1, 2006 have not been restated.

As a result of adopting SFAS 123(R), income before taxes for the year ended December 31, 2006 was lower by $78 million ($48 million after tax), than if we had continued to account for share-based compensation under APB 25. Upon consummation of the Merger, all outstanding stock options (other than certain options held by certain rollover shareholders) became fully vested, were cancelled and converted into the right to receive a cash payment equal to the number of shares underlying the options multiplied by the amount (if any) by which $51.00

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—SHARE-BASED COMPENSATION (continued)

exceeded the option exercise price. The acceleration of vesting of stock options resulted in the recognition of $42 million of additional share-based compensation expense for the year ended December 31, 2006. Certain management holders of outstanding HCA stock options were permitted to retain certain of their stock options (the “Rollover Options”) in lieu of receiving the merger consideration (the amount, if any, by which $51.00 exceeded the option exercise price). The Rollover Options remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements pursuant to which the holder originally received the stock option grants. However, immediately after the Recapitalization, the exercise price and number of shares subject to the rollover option agreement were adjusted so that the aggregate intrinsic value for each applicable option holder was maintained and the exercise price for substantially all the options was adjusted to $12.75 per option. Pursuant to the rollover option agreement, 10,967,500 prerecapitalization HCA stock options were converted into 2,285,200 Rollover Options.

SFAS 123(R) requires that the benefits of tax deductions in excess of amounts recognized as compensation cost be reported as a financing cash flow, rather than an operating cash flow, as required under prior accounting guidance. Tax benefits of $97 million from tax deductions in excess of amounts recognized as compensation cost were reported as financing cash flows in the year ended December 31, 2006 compared to $163 million and $50 million being reported as operating cash flows for the years ended December 31, 2005 and 2004, respectively.

For periods prior to the adoption of SFAS 123(R), SFAS 123 required us to determine pro forma net income as if compensation cost for our employee stock option and stock purchase plans had been determined based upon fair values at the grant dates. These pro forma amounts for the years ended December 31, 2005 and 2004 are as follows (dollars in millions):

	2005	2004
Net income:
As reported	$1,424	$1,246
Share-based employee compensation expense determined under a fair value method, net of income taxes	23	191	(a)

Pro forma	$1,401	$1,055

(a)	In December 2004, we accelerated the vesting of all unvested stock options awarded to employees and officers which had exercise prices greater than the closing price at December 14, 2004 of $40.89 per share. Options to purchase approximately 19.1 million shares became exercisable immediately as a result of the vesting acceleration. The effect of accelerating the vesting for the 19.1 million shares was an increase to the pro forma share-based compensation expense for the year ended December 31, 2004 of $112 million after-tax. The decision to accelerate vesting of the identified stock options resulted in us not being required to recognize share-based compensation expense, net of taxes, of approximately $57 million in 2006. The elimination of the requirement to recognize compensation expense in future periods related to the unvested stock options was management’s basis for the decision to accelerate the vesting.

During the year ended December 31, 2006, we had the following share-based compensation plans:

2006 Stock Incentive Plan

In connection with the Recapitalization, the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”) was established. The 2006 Plan is designed to promote the long term financial

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—SHARE-BASED COMPENSATION (continued)

2006 Stock Incentive Plan (continued)

interests and growth of the Company and its subsidiaries by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of business, motivate management personnel by means of growth-related incentives to achieve long range goals and further the alignment of interests of participants with those of our stockholders through opportunities for increased stock, or stock-based ownership in the Company. The 2006 Plan permits the granting of awards covering 10% of our fully diluted equity immediately after consummation of the Recapitalization. A portion of the options under the 2006 Plan will vest solely based upon continued employment over a specific period of time, and a portion of the options will vest based both upon continued employment over a specific period of time and upon the achievement of predetermined performance targets over time. At December 31, 2006, no options had been granted, and there were 10,656,100 shares available for future grants under the 2006 Plan.

2005 Equity Incentive Plan

Prior to the Recapitalization, the HCA 2005 Equity Incentive Plan was the primary plan under which stock options and restricted stock were granted to officers, employees and directors. Prior to 2005, we primarily utilized stock option grants for equity compensation purposes. During 2005, an increasing equity compensation emphasis was placed on restricted share grants. The restricted shares granted in 2005 were originally subject to back-end vesting provisions, with no shares vesting in the first two years after grant and then a third of the shares vesting in each of the third, fourth and fifth years. The restricted shares granted in 2006 were originally scheduled to vest in equal annual increments over a five-year period. Upon consummation of the Recapitalization, all shares of restricted stock became fully vested, were cancelled and converted into the right to receive a cash payment of $51.00 per restricted share. During the years ended December 31, 2006, 2005, and 2004 we recognized $247 million, $30 million and $5 million, respectively, of compensation costs related to restricted share grants. The acceleration of vesting of restricted stock resulted in the recognition of $201 million of the total compensation expense related to restricted stock for the year ended December 31, 2006.

The fair value of each stock option award is estimated on the grant date, using the Black-Scholes option valuation model with the weighted average assumptions indicated in the following table. Generally, awards are subject to graded vesting. Each grant is valued as a single award with an expected term equal to the average expected term of the component vesting tranches. We use historical option exercise behavior data and other factors to estimate the expected term of the options. The expected term of the option is limited by the contractual term, and employee post-vesting termination behavior is incorporated in the historical option exercise behavior data. Compensation cost is recognized on the straight-line attribution method. The straight-line attribution method requires that total compensation expense recognized must at least equal the vested portion of the grant-date fair value. The expected volatility is derived using weekly, historical data for periods preceding the date of grant. The risk-free interest rate is the approximate yield on United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised. The valuation model was not adjusted for nontransferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

	2006	2005	2004
Risk-free interest rate	4.70%	3.99%	2.56%
Expected volatility	24%	33%	35%
Expected life, in years	5	5	4
Expected dividend yield	1.09%	1.27%	1.18%

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—SHARE-BASED COMPENSATION (continued)

2005 Equity Incentive Plan (continued)

Information regarding stock option activity during 2006, 2005 and 2004 is summarized below (share amounts in thousands):

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (dollars in millions)
Options outstanding, December 31, 2003	51,681	$31.64
Granted	9,306	45.62
Exercised	(7,208)	23.79
Cancelled	(1,517)	41.11

Options outstanding, December 31, 2004	52,262	34.94
Granted	2,644	49.25
Exercised	(27,034)	34.87
Cancelled	(66)	42.54

Options outstanding, December 31, 2005	27,806	36.35
Granted	2,566	48.64
Exercised	(5,220)	26.24
Cancelled	(1,008)	49.76
Settled in Recapitalization	(13,177)	36.22
Rolled over in Recapitalization—existing	(10,967)	42.98
Rolled over in Recapitalization—new	2,285	12.50

Options outstanding, December 31, 2006	2,285	12.50	5.3	$88

Options exercisable, December 31, 2006	2,285	$12.50	5.3	$88

The weighted average fair values of stock options granted during the years ended December 31, 2006, 2005 and 2004 were $10.76, $15.53 and $12.90 per share, respectively. The total intrinsic value of stock options exercised in the year ended December 31, 2006 was $123 million.

A summary of restricted share activity during 2006, 2005 and 2004 follows (share amounts in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted shares, December 31, 2003	1,739	$39.96
Granted	880	42.13
Vested	(1,003)	41.17
Cancelled	(96)	39.65

Restricted shares, December 31, 2004	1,520	40.43
Granted	3,277	44.45
Vested	(908)	42.20
Cancelled	(141)	43.07

Restricted shares, December 31, 2005	3,748	43.42
Granted	2,979	49.11
Vested	(494)	41.40
Cancelled	(232)	45.98
Settled in Recapitalization	(6,001)	46.31

Restricted shares, December 31, 2006	—	—

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—SHARE-BASED COMPENSATION (continued)

Employee Stock Purchase Plan (“ESPP”)

Prior to the Recapitalization, our ESPP provided an opportunity to purchase shares of HCA common stock at a discount (through payroll deductions over six-month periods) to substantially all employees. During the years ended December 31, 2006, 2005 and 2004, ESPP purchases of 931,000, 1,662,400 and 1,805,500 shares, respectively were made. Due to the Recapitalization, the second six month ESPP purchase for 2006 was cash settled. The fair value of the right to purchase ESPP shares was estimated using a valuation model with the weighted average assumptions indicated in the following table.

	2006	2005	2004
Risk-free interest rate	4.58%	2.78%	1.32%
Expected volatility	14%	23%	20%
Expected life, in years	0.5	0.5	0.5
Expected dividend yield	0.79%	1.20%	1.26%
Grant date fair value	$9.38	$9.98	$8.48

Management Stock Purchase Plan (“MSPP”)

Prior to the Recapitalization, our MSPP allowed eligible employees to defer an elected percentage (not to exceed 25%) of their base salaries through the purchase of restricted stock at a 25% discount from the average market price. Purchases of restricted shares were made twice a year and the shares vested after three years. During the years ended December 31, 2006, 2005 and 2004, MSPP purchases of 156,600 shares, 145,600 shares and 158,900 shares, respectively, were made at weighted average purchase date discounted (25% discount) fair values of $35.77 per share, $33.22 per share and $29.64 per share, respectively. For the plan period July 1, 2006 through November 17, 2006, the MSPP was cash settled due to the Recapitalization. The purchase date discounted price for this period would have been $36.79.

NOTE 4—ACQUISITIONS AND DISPOSITIONS

During 2006, we received proceeds of $560 million and recognized a net pretax gain of $176 million ($85 million after tax) on the sales of nine hospitals. We also received proceeds of $91 million and recognized a pretax gain of $29 million ($18 million after tax) on the sales of real estate investments and our equity investment in a hospital joint venture. During 2005, we received proceeds of $260 million and recognized a net pretax gain of $49 million ($19 million after-tax) on the sales of five hospitals, and we received proceeds of $60 million and recognized a pretax gain of $29 million ($17 million after tax) related to the sales of real estate investments. During 2004, we opened one hospital, sold one hospital, and closed two hospitals. During 2006, 2005 and 2004, the proceeds from the sales were used to repay bank borrowings.

During 2006, we paid $63 million to acquire three hospitals and $49 million to acquire other health care entities. During 2005 and 2004, we did not acquire any hospitals, but paid $126 million and $44 million, respectively, for other health care entities. Purchase price amounts have been allocated to the related assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of the acquired entities subsequent to the respective acquisition dates. The pro forma effects of the acquired entities on our results of operations for periods prior to the respective acquisition dates were not significant.

The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $38 million, $129 million and $38 million in 2006, 2005 and 2004, respectively. In 2004, goodwill increased $15 million related to adjustments to 2003 acquisitions.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5—IMPAIRMENTS OF LONG-LIVED ASSETS

The carrying value for a hospital closed during 2006 was reduced to fair value of $5 million, based upon estimates of sales value, resulting in a pretax charge of $16 million that affected our Eastern Group. During 2006 we also decided to terminate a construction project and incurred a pretax charge of $8 million that affected our Corporate and Other Group.

The carrying value for a hospital we closed during 2004 was reduced to fair value of $39 million, based upon estimates of sales value, resulting in a pretax charge of $12 million that affected our Western Group.

The asset impairment charges did not have a significant impact on our operations or cash flows and are not expected to significantly impact cash flows for future periods. The impairment charges affected our property and equipment asset category.

NOTE 6—INCOME TAXES

The provision for income taxes consists of the following (dollars in millions):

	2006	2005	2004
Current:
Federal	$993	$668	$466
State	62	63	63
Foreign	35	37	25
Deferred:
Federal	(427)	(43)	132
State	(43)	3	17
Foreign	5	(3)	24

	$625	$725	$727

A reconciliation of the federal statutory rate to the effective income tax rate follows:

	2006	2005	2004
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.4	2.1	2.6
Nondeductible intangible assets	1.5	0.6	—
IRS settlement	—	(2.2)	—
Repatriation of foreign earnings	—	(1.1)	—
Other items, net	0.7	(0.6)	(0.8)

Effective income tax rate	37.6%	33.8%	36.8%

During 2005, HCA recognized tax benefits of $48 million related to a favorable tax settlement regarding the Company’s divestiture of certain noncore business units in 1998 and 2001 and $24 million related to the repatriation of foreign earnings.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—INCOME TAXES (continued)

A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed asset basis differences	$—	$485	$—	$632
Allowances for professional liability and other risks	118	—	124	—
Doubtful accounts	424	—	155	—
Compensation	129	—	185	—
Other	272	372	235	525

	$943	$857	$699	$1,157

Deferred income tax benefits of $476 million and $372 million at December 31, 2006 and 2005, respectively, are included in other current assets. Noncurrent deferred income tax liabilities totaled $390 million and $830 million at December 31, 2006 and 2005, respectively.

The tax benefits associated with share-based compensation increased the current tax receivable by $97 million, $163 million, and $50 million in 2006, 2005 and 2004, respectively. Such benefits were recorded as increases to stockholders’ equity.

At December 31, 2006, state net operating loss carryforwards (expiring in years 2007 through 2026) available to offset future taxable income approximated $142 million. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in an adjustment to intangible assets. Net deferred tax assets related to such carryforwards are not significant.

IRS Disputes

HCA is currently contesting before the Appeals Division of the Internal Revenue Service (the “IRS”), the United States Tax Court (the “Tax Court”), and the United States Court of Federal Claims, certain claimed deficiencies and adjustments proposed by the IRS in conjunction with its examinations of HCA’s 1994 through 2002 federal income tax returns, Columbia Healthcare Corporation’s (“CHC”) 1993 and 1994 federal income tax returns, HCA-Hospital Corporation of America’s (“Hospital Corporation of America”) 1991 through 1993 federal income tax returns and Healthtrust, Inc.—The Hospital Company’s (“Healthtrust”) 1990 through 1994 federal income tax returns.

During 2003, the United States Court of Appeals for the Sixth Circuit affirmed a Tax Court decision received in 1996 related to the IRS examination of Hospital Corporation of America’s 1987 through 1988 federal income tax returns, in which the IRS contested the method that Hospital Corporation of America used to calculate its tax allowance for doubtful accounts. HCA filed a petition for review by the United States Supreme Court, which was denied in October 2004. Due to the volume and complexity of calculating the tax allowance for doubtful accounts, the IRS has not determined the amount of additional tax and interest that it may claim for taxable years after 1988. In December 2004, HCA made a deposit of $109 million for additional tax and interest, based on its estimate of amounts due for taxable periods through 1998.

Other disputed items include the deductibility of a portion of the 2001 government settlement payment, the timing of recognition of certain patient service revenues in 2000 through 2002, the method for calculating the tax allowance for doubtful accounts in 2002, and the amount of insurance expense deducted in 1999 through 2002.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—INCOME TAXES (continued)

IRS Disputes (continued)

The IRS has claimed an additional $678 million in income taxes, interest, and penalties through December 31, 2006, with respect to these issues. This amount is net of a refundable tax deposit of $177 million, and related interest, we made during 2006.

During 2006, the IRS began an examination of HCA’s 2003 through 2004 federal income tax returns. The IRS has not determined the amount of any additional income tax, interest and penalties that it may claim upon completion of this examination.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, CHC, Hospital Corporation of America and Healthtrust properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material, adverse effect on results of operations or financial position.

NOTE 7—INVESTMENTS OF INSURANCE SUBSIDIARY

A summary of the insurance subsidiary’s investments at December 31 follows (dollars in millions):

	2006
	Amortized Cost	Unrealized Amounts		Fair Value
		Gains	Losses
Debt securities:
States and municipalities	$1,174	$24	$(3)	$1,195
Asset-backed securities	64	4	—	68
Corporate and other	8	—	—	8
Money market funds	858	—	—	858

	2,104	28	(3)	2,129

Equity securities:
Preferred stocks	10	—	(1)	9
Common stocks	4	1	—	5

	14	1	(1)	14

	$2,118	$29	$(4)	2,143

Amounts classified as current assets				(257)

Investment carrying value				$1,886

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—INVESTMENTS OF INSURANCE SUBSIDIARY (continued)

	2005
	Amortized Cost	Unrealized Amounts		Fair Value
		Gains	Losses
Debt securities:
States and municipalities	$1,199	$27	$(5)	$1,221
Asset-backed securities	41	4	—	45
Corporate and other	22	1	—	23
Money market funds	130	—	—	130

	1,392	32	(5)	1,419

Equity securities:
Preferred stocks	10	—	—	10
Common stocks	798	161	(4)	955

	808	161	(4)	965

	$2,200	$193	$(9)	2,384

Amounts classified as current assets				(250)

Investment carrying value				$2,134

At December 31, 2006 and 2005, the investments of our insurance subsidiary were classified as “available-for-sale.” The fair value of investment securities is generally based on quoted market prices. Changes in temporary unrealized gains and losses are recorded as adjustments to other comprehensive income. At December 31, 2006, $108 million of money market funds were subject to the restrictions included in insurance bond collateralization and assumed reinsurance contracts.

Scheduled maturities of investments in debt securities at December 31, 2006 were as follows (dollars in millions):

	Amortized Cost	Fair Value
Due in one year or less	$911	$912
Due after one year through five years	372	375
Due after five years through ten years	478	490
Due after ten years	279	284

	2,040	2,061
Asset-backed securities	64	68

	$2,104	$2,129

The average expected maturity of the investments in debt securities approximated 2.5 years at December 31, 2006. Expected and scheduled maturities may differ because the issuers of certain securities may have the right to call, prepay or otherwise redeem such obligations.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—INVESTMENTS OF INSURANCE SUBSIDIARY (continued)

The cost of securities sold is based on the specific identification method. Sales of securities for the years ended December 31 are summarized below (dollars in millions):

	2006	2005	2004
Debt securities:
Cash proceeds	$401	$173	$181
Gross realized gains	1	2	6
Gross realized losses	2	1	2
Equity securities:
Cash proceeds	$1,509	$440	$338
Gross realized gains	256	63	62
Gross realized losses	12	9	16

NOTE 8—FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

We have entered into interest rate swap agreements to manage our exposure to fluctuations in interest rates. These swap agreements involve the exchange of fixed and variable rate interest payments between two parties based on common notional principal amounts and maturity dates. Pay-fixed interest rate swaps effectively convert LIBOR indexed variable rate instruments to fixed interest rate obligations. The net interest payments, based on the notional amounts in these agreements, generally match the timing of the related liabilities. The notional amounts of the swap agreements represent amounts used to calculate the exchange of cash flows and are not our assets or liabilities. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis.

The following table sets forth our interest rate swap agreements, which have been designated as cash flow hedges, at December 31, 2006 (dollars in millions):

	Notional Amount	Termination Date	Fair Value
Pay-fixed interest rate swap	$4,000	November 2011	$12
Pay-fixed interest rate swap	4,000	November 2011	35

The fair value of the interest rate swaps at December 31, 2006 represents the estimated amounts we would receive upon termination of these agreements.

Cross Currency Swaps

The Company and certain subsidiaries have incurred obligations and entered into various intercompany transactions where such obligations are denominated in a currency (Euro), other than the functional currencies (United States Dollar and Great Britain Pound) of the parties executing the trade. In order to better match the cash flows of our obligations and intercompany transactions with cash flows from operations, we entered into various cross currency swaps.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—FINANCIAL INSTRUMENTS (continued)

Cross Currency Swaps (continued)

The cross currency swaps were not designated as hedges and changes in fair value are recognized in results of operations. The following table sets forth our cross currency swap agreements at December 31, 2006 (amounts in millions):

	Notional Amount	Termination Date	Fair Value
Euro—United States Dollar Currency Swap	568 Euro	December 2011	$22
Euro—Great Britain Pound (GBP) Currency Swap	251 GBP	December 2011	(5)

The fair value of the cross currency swaps at December 31, 2006 represents the estimated amounts we would receive or pay upon termination of these agreements.

Fair Value Information

At December 31, 2006 and 2005, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures are generally determined based on quoted market prices. The estimated fair values and the related carrying amounts are as follows (dollars in millions):

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Investments	$2,143	$2,143	$2,384	$2,384
Interest rate swaps	47	47	—	—
Cross currency swaps	17	17	—	—
Liabilities:
Long-term debt	$28,408	$28,096	$10,475	$10,733
Interest rate swaps	—	—	25	25

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—LONG-TERM DEBT

A summary of long-term debt at December 31, including related interest rates at December 31, 2006, follows (dollars in millions):

	2006	2005
Senior secured asset-based revolving credit facility (effective interest rate of 7.1%)	$1,830	$—
Senior secured revolving credit facility (effective interest rate of 7.9%)	40	—
Senior secured term loan facilities (effective interest rate of 7.5%)	12,870	—
Other senior secured debt (effective interest rate of 6.7%)	445	281

First lien debt	15,185	281

Senior secured cash-pay notes (effective interest rate of 9.6%)	4,200	—
Senior secured toggle notes (effective interest rate of 10.0%)	1,500	—

Second lien debt	5,700	—

Senior unsecured notes payable through 2095 (effective interest rate of 7.3%)	7,523	8,419
Senior unsecured revolving credit facility	—	475
Senior unsecured term loan facilities	—	1,300

Total debt (average life of eight years, rates averaging 7.9%)	28,408	10,475
Less amounts due within one year	293	586

	$28,115	$9,889

Senior Secured Credit Facilities

On November 17, 2006, in connection with the Recapitalization, we entered into (i) a $2.000 billion senior secured asset-based revolving credit facility with a borrowing base of 85% of eligible accounts receivable, subject to customary reserves and eligibility criteria ($4 million available at December 31, 2006) and (ii) a new senior secured credit agreement, consisting of a $2.000 billion revolving credit facility ($1.826 billion available at December 31, 2006 after giving effect to certain outstanding letters of credit), a $2.750 billion term loan A, a $8.800 billion term loan B and a €1.0 billion term loan ($1.320 billion at December 31, 2006) under which one of our European subsidiaries is the borrower.

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus 1/2 of 1% and (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period. The applicable margin for borrowings under the senior secured credit facilities, with the exception of term loan B where the margin is static, may be reduced subject to attaining certain leverage ratios. In addition to paying interest on outstanding principal under the senior secured credit facilities, we pay a commitment fee to the lenders under the asset-based loan facility and the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.375% per annum for the asset-based revolving loan facility and 0.50% per annum under the revolving credit facility. The commitment fee rates may be reduced subject to attaining certain leverage ratios.

Obligations under the senior secured credit facilities are guaranteed by all material, unrestricted wholly-owned U.S. subsidiaries. In addition, borrowings under the €1.0 billion term loan are guaranteed by us and all material, wholly-owned European subsidiaries.

The $2.000 billion senior secured asset-based revolving credit facility and the $2.000 billion senior secured revolving credit facility expire November 2012. We are required to repay installments on each of the term loan facilities on a quarterly basis beginning March 2007. The final payment under term loan A is in November 2012. The final payments under term loan B and the Euro term loan are in November 2013. The senior secured credit

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—LONG-TERM DEBT (continued)

Senior Secured Credit Facilities (continued)

facilities contain a number of covenants that restrict, subject to certain exceptions, our (and some or all of our subsidiaries’) ability to incur additional indebtedness, repay subordinated indebtedness, create liens on assets, sell assets, make investments, loans or advances, engage in certain transactions with affiliates, pay dividends and distributions, and enter into sale and leaseback transactions. In addition, we are required to satisfy and maintain a maximum total leverage ratio and, in certain situations, a minimum interest coverage ratio.

We use interest rate swap agreements to manage the floating rate exposure of our debt portfolio. In the fourth quarter of 2006, we entered into two interest rate swap agreements, in a total notional amount of $8 billion, in order to hedge a portion of our exposure to variable rate interest payments associated with the senior secured credit facility. The interest rate swaps expire in November 2011. The effect of the interest rate swaps is reflected in the effective interest rate for the senior secured credit facilities in the table above.

Senior Secured Notes

In November 2006, also in connection with the Recapitalization, we issued $4.200 billion of senior secured notes (comprised of $1.000 billion of 9 1/8% notes due 2014 and $3.200 billion of 9 1/4% notes due 2016), and $1.500 billion of 9 5/ 8% senior secured toggle notes (which allow us, at our option, to pay interest in-kind during the first five years) due 2016, which are subject to certain standard covenants. The notes are guaranteed by certain of our subsidiaries.

Significant Financing Activities

2006

Proceeds from the senior secured credit facilities and the senior secured notes were used in connection with the closing of the Recapitalization. Amounts owed under our previous bank credit agreements were repaid at the close of the Recapitalization. In connection with the Recapitalization, we also tendered for all amounts outstanding under the 8.85% notes due 2007, the 7.00% notes due 2007, the 7.25% notes due 2008, the 5.25% notes due 2008 and the 5.50% notes due 2009 (collectively, the “Notes”). Approximately 97% of the $1.365 billion total outstanding amount under the Notes was repurchased pursuant to the tender.

In February 2006, we issued $1.000 billion of 6.5% notes due 2016. Proceeds of $625 million were used to refinance the remaining amount outstanding under the 2005 term loan and the remaining proceeds were used to pay down amounts advanced under a prior bank revolving credit facility.

2005

In November 2005, we entered into the 2005 term loan which had a maturity of May 2006. Under this agreement, we borrowed $800 million. Proceeds from the 2005 term loan were used to partially fund the repurchase of our common stock. The 2005 term loan contained a mandatory prepayment clause which required us to prepay amounts outstanding upon receiving proceeds from the issuance of debt or equity securities or from asset sales. Proceeds of $175 million from the sale of hospitals in the fourth quarter of 2005 were used to repay a portion of the amounts outstanding under the 2005 term loan.

General Information

Maturities of long-term debt in years 2008 through 2011 are $299 million, $393 million, $1.495 billion and $1.084 billion, respectively.

The estimated fair value of our long-term debt was $28.096 billion and $10.733 billion at December 31, 2006 and 2005, respectively, compared to carrying amounts aggregating $28.408 billion and $10.475 billion, respectively. The estimates of fair value are generally based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—CONTINGENCIES

Significant Legal Proceedings

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could have a material, adverse affect on our results of operations and financial position in a given period.

In 2005, the Company and certain of its executive officers and directors were named in various federal securities law class actions and several shareholders filed derivative lawsuits purportedly on behalf of the Company. Additionally, a former employee filed a complaint against certain of our executive officers pursuant to the Employee Retirement Income Security Act and the Company has been served with a shareholder demand letter addressed to our Board of Directors. We cannot predict the results of the investigations or any related lawsuits, or the effect that findings in such investigations or lawsuits may have on the Company.

In connection with the Merger, we are aware of eight asserted class action lawsuits related to the Merger filed against us, certain of our executive officers, our directors and the Sponsors, and one lawsuit filed against us and one of our affiliates seeking enforcement of contractual obligations allegedly arising from the Merger. Certain of these lawsuits, though not all, are the subject of an agreement in principle to settle. Additional lawsuits pertaining to the Merger could be filed in the future.

General Liability Claims

We are subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians’ staff privileges. In certain of these actions the claimants may seek punitive damages against us which may not be covered by insurance. It is management’s opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material, adverse effect on our results of operations or financial position.

Investigations

In January 2001, we entered into an eight-year Corporate Integrity Agreement (“CIA”) with the Office of Inspector General of the Department of Health and Human Services. Violation or breach of the CIA, or violation of federal or state laws relating to Medicare, Medicaid or similar programs, could subject us to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Alleged violations may be pursued by the government or through private qui tam actions. Sanctions imposed against us as a result of such actions could have a material, adverse effect on our results of operations or financial position.

In September 2005, we received a subpoena from the Office of the United States Attorney for the Southern District of New York seeking the production of documents. Also in September 2005, we were informed that the SEC had issued a formal order of investigation. Both the subpoena and the formal order of investigation relate to trading in the Company’s securities. We are cooperating fully with these investigations.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—CAPITAL STOCK AND STOCK REPURCHASES

Capital Stock

In connection with the Recapitalization, the Company’s certificate of incorporation and by-laws were amended and restated, effective November 17, 2006, so that they read, in their entirety, as the certificate of incorporation and by-laws of Merger Sub read immediately prior to the effective time of the Merger. Among other things, the restated certificate of incorporation reduced the number of shares of common stock the Company is authorized to issue from 1,650,000,000 shares to 125,000,000 shares and the amended and restated by-laws set the number of directors constituting the board of directors of the Company at not less than one nor more than 15.

Stock Repurchase Programs

In October 2005, we announced the authorization of a modified “Dutch” auction tender offer to purchase up to $2.500 billion of our common stock. In November 2005, we closed the tender offer and repurchased 28.7 million shares of our common stock for $1.437 billion ($50.00 per share). The shares repurchased represented approximately 6% of our outstanding shares at the time of the tender offer. During 2005, we also repurchased 8.0 million shares of our common stock for $412 million, through open market purchases. During 2006, we repurchased 13.0 million shares of our common stock for $651 million, through open market purchases, which completed this authorization.

In October 2004, we announced the authorization of a modified “Dutch” auction tender offer to purchase up to $2.501 billion of our common stock. In November 2004, we closed the tender offer and repurchased 62 million shares of our common stock for $2.466 billion ($39.75 per share). The shares repurchased represented approximately 13% of our outstanding shares at the time of the tender offer. We also repurchased 0.9 million shares of our common stock for $35 million, through open market purchases, which completed this $2.501 billion share repurchase authorization.

In April 2003, we announced an authorization to repurchase $1.500 billion of our common stock through open market purchases or privately negotiated transactions. During 2003, we repurchased under this authorization 25.3 million shares of our common stock for $900 million, through open market purchases. During 2004, we repurchased 14.5 million shares of our common stock for $600 million, through open market purchases, which completed this authorization.

During 2006, 2005 and 2004, the share repurchase transactions reduced stockholders’ equity by $653 million, $1.856 billion and $3.109 billion, respectively.

NOTE 12—EMPLOYEE BENEFIT PLANS

We maintain noncontributory, defined contribution retirement plans covering substantially all employees. Benefits are determined as a percentage of a participant’s salary and vest over specified periods of employee service. Retirement plan expense was $190 million for 2006, $210 million for 2005 and $185 million for 2004. Amounts approximately equal to retirement plan expense are funded annually.

We maintain contributory, defined contribution benefit plans that are available to employees who meet certain minimum requirements. Certain of the plans require that we match specified percentages of participant contributions up to certain maximum levels (generally 50% of the first 3% of compensation deferred by participants). The cost of these plans totaled $71 million for 2006, $60 million for 2005 and $57 million for 2004. Our contributions are funded periodically during each year.

We maintain a Supplemental Executive Retirement Plan (“SERP”) for certain executives. The plan is designed to ensure that upon retirement the participant receives a prescribed life annuity from the combination of the SERP and our other benefit plans. Compensation expense under the plan was $15 million for 2006, $9 million for 2005 and $8 million for 2004. Accrued benefits liabilities under this plan totaled $107 million at December 31, 2006 and $42 million at December 31, 2005.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—EMPLOYEE BENEFIT PLANS (continued)

We maintain defined benefit pension plans which resulted from certain hospital acquisitions in prior years. Compensation expense under these plans was $31 million for 2006, $29 million for 2005, and $26 million for 2004. Accrued benefits liabilities under these plans totaled $79 million at December 31, 2006 and $56 million at December 31, 2005.

Adoption of Statement 158

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our defined benefit plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as components of net periodic pension cost pursuant to our policy for amortizing such amounts. Actuarial gains and losses and prior service costs or credits that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods, will be recognized as a component of other comprehensive income and will then be recognized as a component of net periodic pension cost in subsequent periods.

The incremental effects of adopting the provisions of SFAS 158 in our consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on our consolidated income statement for the year ended December 31, 2006, or for any prior period presented, and it will not effect our operating results in future periods.

	At December 31, 2006
	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported
Intangible pension asset	$31	$(31)	$—
Accrued pension liability	128	71	199
Deferred income taxes	6	36	42
Accumulated other comprehensive income	(15)	(94)	(109)

NOTE 13—SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one line of business, which is operating hospitals and related health care entities. During the three years ended December 31, 2006, 2005 and 2004, approximately 26%, 27% and 28%, respectively, of our revenues related to patients participating in the Medicare program.

Our operations are structured into three geographically organized groups: the Eastern Group includes 53 consolidating hospitals located in the Eastern United States, the Central Group includes 51 consolidating hospitals located in the Central United States and the Western Group includes 54 consolidating hospitals located in the Western United States. We also operate eight consolidating hospitals in England and Switzerland and these facilities are included in the Corporate and other group.

Adjusted segment EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, transaction costs, impairment of long-lived assets, minority interests and income taxes. We use adjusted segment EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. Adjusted segment EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. Adjusted segment EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from adjusted segment EBITDA are significant components in understanding and assessing financial performance. Because adjusted segment EBITDA is not a

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—SEGMENT AND GEOGRAPHIC INFORMATION (continued)

measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted segment EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. The geographic distributions of our revenues, equity in earnings of affiliates, adjusted segment EBITDA, depreciation and amortization, assets and goodwill are summarized in the following table (dollars in millions):

	For the Years Ended December 31,
	2006	2005	2004
Revenues:
Eastern Group	$8,609	$8,225	$7,854
Central Group	5,514	5,489	5,304
Western Group	10,495	9,733	9,382
Corporate and other	859	1,008	962

	$25,477	$24,455	$23,502

Equity in earnings of affiliates:
Eastern Group	$(4)	$(4)	$(6)
Central Group	(5)	(6)	—
Western Group	(187)	(210)	(192)
Corporate and other	(1)	(1)	4

	$(197)	$(221)	$(194)

Adjusted segment EBITDA:
Eastern Group	$1,329	$1,435	$1,368
Central Group	854	917	856
Western Group	2,088	1,994	1,831
Corporate and other	198	(68)	(89)

	$4,469	$4,278	$3,966

Depreciation and amortization:
Eastern Group	$423	$413	$359
Central Group	309	308	281
Western Group	492	480	435
Corporate and other	167	173	175

	$1,391	$1,374	$1,250

Adjusted segment EBITDA	$4,469	$4,278	$3,966
Depreciation and amortization	1,391	1,374	1,250
Interest expense	955	655	563
Gains on sales of facilities	(205)	(78)	—
Transaction costs	442	—	—
Impairment of long-lived assets	24	—	12

Income before minority interests and income taxes	$1,862	$2,327	$2,141

	As of December 31,
	2006	2005
Assets:
Eastern Group	$5,270	$5,292
Central Group	4,504	4,592
Western Group	7,714	7,096
Corporate and other	6,187	5,245

	$23,675	$22,225

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	Eastern Group	Central Group	Western Group	Corporate and Other	Total
Goodwill:
Balance at December 31, 2005	$701	$974	$698	$253	$2,626
Acquisitions	2	—	36	—	38
Sales	(57)	(26)	—	(3)	(86)
Foreign currency translation and other	(10)	2	1	30	23

Balance at December 31, 2006	$636	$950	$735	$280	$2,601

NOTE 14—OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows (dollars in millions):

	Unrealized Gains on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Defined Benefit Plans	Change in Fair Value of Derivative Instruments	Total
Balances at December 31, 2003	$138	$46	$(16)	$—	$168
Unrealized gains on available-for-sale securities, net of $27 of income taxes	46	—	—	—	46
Gains reclassified into earnings from other comprehensive income, net of $20 of income taxes	(36)	—	—	—	(36)
Foreign currency translation adjustments, net of $11 of income taxes	—	21	—	—	21
Defined benefit plans, net of $4 income tax benefit	—	—	(6)	—	(6)

Balances at December 31, 2004	148	67	(22)	—	193
Unrealized gains on available-for-sale securities, net of $3 of income taxes	3	—	—	—	3
Gains reclassified into earnings from other comprehensive income, net of $20 of income taxes	(33)	—	—	—	(33)
Foreign currency translation adjustments, net of $19 income tax benefit	—	(37)	—	—	(37)
Defined benefit plans, net of $2 of income taxes	—	—	4	—	4

Balances at December 31, 2005	118	30	(18)	—	130
Unrealized gains on available-for-sale securities, net of $30 of income taxes	53	—	—	—	53
Gains reclassified into earnings from other comprehensive income, net of $88 of income taxes	(155)	—	—	—	(155)
Foreign currency translation adjustments, net of $10 of income taxes	—	19	—	—	19
Defined benefit plans, net of $30 of income tax benefit	—	—	(49)	—	(49)
Change in fair value of derivative instruments, net of $10 of income taxes	—	—	—	18	18

Balances at December 31, 2006	$16	$49	$(67)	$18	$16

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—ACCRUED EXPENSES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of other accrued expenses at December 31 follows (dollars in millions):

	2006	2005
Employee benefit plans	$208	$203
Taxes other than income	168	166
Professional liability risks	275	285
Interest	228	149
Dividends	—	62
Other	314	399

	$1,193	$1,264

A summary of activity for the allowance of doubtful accounts follows (dollars in millions):

	Balance at Beginning of Year	Provision for Doubtful Accounts	Accounts Written off, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:
Year ended December 31, 2004	$2,649	$2,669	$(2,376)	$2,942
Year ended December 31, 2005	2,942	2,358	(2,403)	2,897
Year ended December 31, 2006	2,897	2,660	(2,129)	3,428

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION

The senior secured credit facilities and senior secured notes described in Note 9 are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under the Company’s Indenture dated as of December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under the Company’s asset-based revolving credit facility).

The Company’s summarized condensed consolidating balance sheets at December 31, 2006 and 2005 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2006, segregating the parent company issuer, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, follow.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$14,913	$10,564	$—	$25,477

Salaries and benefits	—	6,319	4,090	—	10,409
Supplies	—	2,487	1,835	—	4,322
Other operating expenses	—	2,254	1,803	—	4,057
Provision for doubtful accounts	—	1,652	1,008	—	2,660
Gains on investments	—	—	(243)	—	(243)
Equity in earnings of affiliates	(1,995)	(79)	(118)	1,995	(197)
Depreciation and amortization	—	755	636	—	1,391
Interest expense	895	(99)	159	—	955
Gains on sales of facilities	—	7	(212)	—	(205)
Management fees	—	(377)	377	—	—
Impairment of long-lived assets	—	5	19	—	24
Transaction costs	429	25	(12)	—	442

	(671)	12,949	9,342	1,995	23,615

Income (loss) before minority interests and income taxes	671	1,964	1,222	(1,995)	1,862
Minority interests in earnings of consolidated entities	—	21	180	—	201

Income (loss) before income taxes	671	1,943	1,042	(1,995)	1,661
Provision for income taxes	(365)	611	379	—	625

Net income (loss)	$1,036	$1,332	$663	($1,995)	$1,036

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$14,254	$10,201	$—	$24,455

Salaries and benefits	—	6,032	3,896	—	9,928
Supplies	—	2,376	1,750	—	4,126
Other operating expenses	—	2,227	1,812	—	4,039
Provision for doubtful accounts	—	1,409	949	—	2,358
Gains on investments	—	1	(54)	—	(53)
Equity in earnings of affiliates	(1,792)	(88)	(133)	1,792	(221)
Depreciation and amortization	—	762	612	—	1,374
Interest expense	593	(70)	132	—	655
Gains on sales of facilities	—	5	(83)	—	(78)
Management fees	—	(387)	387	—	—

	(1,199)	12,267	9,268	1,792	22,128

Income (loss) before minority interests and income taxes	1,199	1,987	933	(1,792)	2,327
Minority interests in earnings of consolidated entities	—	15	163	—	178

Income (loss) before income taxes	1,199	1,972	770	(1,792)	2,149
Provision for income taxes	(225)	706	244	—	725

Net income (loss)	$1,424	$1,266	$526	($1,792)	$1,424

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$13,884	$9,618	$—	$23,502

Salaries and benefits	—	5,768	3,651	—	9,419
Supplies	—	2,265	1,636	—	3,901
Other operating expenses	—	2,139	1,658	—	3,797
Provision for doubtful accounts	—	1,622	1,047	—	2,669
Gains on investments	(4)	(3)	(49)	—	(56)
Equity in earnings of affiliates	(1,557)	(75)	(119)	1,557	(194)
Depreciation and amortization	—	695	555	—	1,250
Interest expense	508	(7)	62	—	563
Management fees	—	(367)	367	—	—
Impairment of long-lived assets	—	12	—	—	12

	(1,053)	12,049	8,808	1,557	21,361

Income (loss) before minority interests and income taxes	1,053	1,835	810	(1,557)	2,141
Minority interests in earnings of consolidated entities	—	20	148	—	168

Income (loss) before income taxes	1,053	1,815	662	(1,557)	1,973
Provision for income taxes	(193)	680	240	—	727

Net income (loss)	$1,246	$1,135	$422	($1,557)	$1,246

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$282	$352	$—	$634
Accounts receivable, net	—	2,145	1,560	—	3,705
Inventories	—	408	261	—	669
Deferred income taxes	476	—	—	—	476
Other	171	134	289	—	594

	647	2,969	2,462	—	6,078
Property and equipment, net	—	7,130	4,539	—	11,669
Investments of insurance subsidiary	—	—	1,886	—	1,886
Investments in and advances to affiliates	—	227	452	—	679
Goodwill	—	1,629	972	—	2,601
Deferred loan costs	614	—	—	—	614
Investments in and advances to subsidiaries	14,945	—	—	(14,945)	—
Other	69	22	57	—	148

	$16,275	$11,977	$10,368	($14,945)	$23,675

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$1,052	$363	$—	$1,415
Accrued salaries	—	442	233	—	675
Other accrued expenses	228	345	620	—	1,193
Long-term debt due within one year	254	4	35	—	293

	482	1,843	1,251	—	3,576
Long-term debt	26,651	194	1,270	—	28,115
Intercompany balances	—	(5,289)	5,289	—	—
Professional liability risks	—	—	1,309	—	1,309
Deferred income taxes and other liabilities	391	441	185	—	1,017
Minority interests in equity of consolidated entities	—	129	778	—	907

	27,524	(2,682)	10,082	—	34,924

Equity securities with contingent redemption rights	125	—	—	—	125
Stockholders’ (deficit) equity	(11,374)	14,659	286	(14,945)	(11,374)

	$16,275	$11,977	$10,368	($14,945)	$23,675

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2005

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$131	$205	$—	$336
Accounts receivable, net	—	2,000	1,332	—	3,332
Inventories	—	372	244	—	616
Deferred income taxes	372	—	—	—	372
Other	84	206	269	—	559

	456	2,709	2,050	—	5,215
Property and equipment, net	—	6,884	4,495	—	11,379
Investments of insurance subsidiary	—	—	2,134	—	2,134
Investments in and advances to affiliates	—	248	379	—	627
Goodwill	—	1,622	1,004	—	2,626
Deferred loan costs	85	—	—	—	85
Investments in and advances to subsidiaries	14,836	—	—	(14,836)	—
Other	—	32	127	—	159

	$15,377	$11,495	$10,189	($14,836)	$22,225

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$1,076	$408	$—	$1,484
Accrued salaries	—	383	178	—	561
Other accrued expenses	212	455	597	—	1,264
Long-term debt due within one year	555	3	28	—	586

	767	1,917	1,211	—	3,895
Long-term debt	8,915	215	759	—	9,889
Intercompany balances	—	(5,470)	5,470	—	—
Professional liability risks	—	—	1,336	—	1,336
Deferred income taxes and other liabilities	832	269	313	—	1,414
Minority interests in equity of consolidated entities	—	111	717	—	828

	10,514	(2,958)	9,806	—	17,362
Stockholders’ equity	4,863	14,453	383	(14,836)	4,863

	$15,377	$11,495	$10,189	($14,836)	$22,225

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA Inc.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:
Net income	$1,036	$1,332	$663	$(1,995)	$1,036
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	—	1,652	1,008	—	2,660
Depreciation and amortization	—	756	635	—	1,391
Income taxes	(552)	—	—	—	(552)
Gains on sale of facilities	—	7	(212)	—	(205)
Impairment of long-lived assets	—	5	19	—	24
Equity in earnings of affiliates	(1,995)	—	—	1,995	—
Increase (decrease) in cash from operating assets and liabilities:
Accounts receivable	—	(1,797)	(1,246)	—	(3,043)
Inventories and other assets	—	206	(218)	—	(12)
Accounts payable and accrued expenses	78	39	(2)	—	115
Share-based compensation	324	—	—	—	324
Change in minority interests	—	18	40	—	58
Other	74	1	(26)	—	49

Net cash provided by (used in) operating activities	(1,035)	2,219	661	—	1,845

Cash flows from investing activities:
Purchase of property and equipment	—	(1,058)	(807)	—	(1,865)
Acquisition of hospitals and health care entities	—	(29)	(83)	—	(112)
Disposal of hospitals and health care entities	—	108	543	—	651
Change in investments	—	13	13	—	26
Other	—	(4)	(3)	—	(7)

Net cash used in investing activities	—	(970)	(337)	—	(1,307)

Cash flows from financing activities:
Issuance of long-term debt	21,207	—	551	—	21,758
Net change in revolving bank credit facility	(435)	—	—	—	(435)
Repayment of long-term debt	(3,621)	(3)	(104)	—	(3,728)
Repurchases of common stock	(653)	—	—	—	(653)
Recapitalization-repurchase of common stock	(20,364)	—	—	—	(20,364)
Recapitalization-equity contributions	3,782	—	—	—	3,782
Payment of debt issuance costs	(586)	—	—	—	(586)
Issuances of common stock	108	—	—	—	108
Payment of cash dividends	(201)	—	—	—	(201)
Changes in intercompany balances with affiliates, net	1,719	(1,095)	(624)	—	—
Other	79	—	—	—	79

Net cash provided by (used in) financing activities	1,035	(1,098)	(177)	—	(240)

Change in cash and cash equivalents	—	151	147	—	298
Cash and cash equivalents at beginning of period	—	131	205	—	336

Cash and cash equivalents at end of period	$—	$282	$352	$—	$634

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA Inc.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:
Net income	$1,424	$1,266	$526	$(1,792)	$1,424
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	—	1,409	949	—	2,358
Depreciation and amortization	—	762	612	—	1,374
Income taxes	162	—	—	—	162
Gains on sale of facilities	—	(7)	(71)	—	(78)
Equity in earnings of affiliates	(1,792)	—	—	1,792	—
Increase (decrease) in cash from operating assets and liabilities:
Accounts receivable	—	(1,567)	(1,082)	—	(2,649)
Inventories and other assets	—	(141)	169	—	28
Accounts payable and accrued expenses	18	203	122	—	343
Share-based compensation	30	—	—	—	30
Change in minority interests	—	4	(17)	—	(13)
Other	—	—	(8)	—	(8)

Net cash provided by (used in) operating activities	(158)	1,929	1,200	—	2,971

Cash flows from investing activities:
Purchase of property and equipment	—	(816)	(776)	—	(1,592)
Acquisition of hospitals and health care entities	—	(33)	(93)	—	(126)
Disposal of hospitals and health care entities	—	141	179	—	320
Change in investments	—	12	(323)	—	(311)
Other	—	(4)	32	—	28

Net cash used in investing activities	—	(700)	(981)	—	(1,681)

Cash flows from financing activities:
Issuance of long-term debt	800	—	58	—	858
Net change in revolving bank credit facility	(225)	—	—	—	(225)
Repayment of long-term debt	(721)	(2)	(16)	—	(739)
Repurchases of common stock	(1,856)	—	—	—	(1,856)
Issuances of common stock	1,009	—	—	—	1,009
Payment of cash dividends	(258)	—	—	—	(258)
Changes in intercompany balances with affiliates, net	1,410	(1,166)	(244)	—	—
Other	(1)	—	—	—	(1)

Net cash provided by (used in) financing activities	158	(1,168)	(202)	—	(1,212)

Change in cash and cash equivalents	—	61	17	—	78
Cash and cash equivalents at beginning of period	—	70	188	—	258

Cash and cash equivalents at end of period	$—	$131	$205	$—	$336

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA Inc.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:
Net income	$1,246	$1,135	$422	$(1,557)	$1,246
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	—	1,622	1,047	—	2,669
Depreciation and amortization	—	695	555	—	1,250
Income taxes	333	—	—	—	333
Impairment of long-lived assets	—	12	—	—	12
Equity in earnings of affiliates	(1,557)	—	—	1,557	—
Increase (decrease) in cash from operating assets and liabilities:
Accounts receivable	—	(1,609)	(1,039)	—	(2,648)
Inventories and other assets	—	(19)	(160)	—	(179)
Accounts payable and accrued expenses	13	105	39	—	157
Share-based compensation	5	—	—	—	5
Change in minority interests	—	12	97	—	109
Other	18	(24)	6	—	—

Net cash provided by operating activities	58	1,929	967	—	2,954

Cash flows from investing activities:
Purchase of property and equipment	—	(745)	(768)	—	(1,513)
Acquisition of hospitals and health care entities	—	(26)	(18)	—	(44)
Disposal of hospitals and health care entities	—	38	10	—	48
Change in investments	—	25	(203)	—	(178)
Other	—	1	(2)	—	(1)

Net cash used in investing activities	—	(707)	(981)	—	(1,688)

Cash flows from financing activities:
Issuance of long-term debt	2,500	—	—	—	2,500
Net change in revolving bank credit facility	190	—	—	—	190
Repayment of long-term debt	(751)	(151)	(10)	—	(912)
Repurchases of common stock	(3,109)	—	—	—	(3,109)
Issuances of common stock	224	—	—	—	224
Payment of cash dividends	(199)	—	—	—	(199)
Changes in intercompany balances with affiliates, net	1,125	(1,060)	(65)	—	—
Other	(38)	—	(3)	—	(41)

Net cash used in financing activities	(58)	(1,211)	(78)	—	(1,347)

Change in cash and cash equivalents	—	11	(92)	—	(81)
Cash and cash equivalents at beginning of period	—	59	280	—	339

Cash and cash equivalents at end of period	$—	$70	$188	$—	$258

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

Healthtrust, Inc.—The Hospital Company (“Healthtrust”) is the first-tier subsidiary of HCA Inc. The common stock of Healthtrust has been pledged as collateral for the senior secured credit facilities and senior secured notes described in Note 9. Rule 3-16 of Regulation S-X under the Securities Act requires the filing of separate financial statements for any affiliate of the registrant whose securities constitute a substantial portion of the collateral for any class of securities registered or being registered. We believe the separate financial statement requirement applies to Healthtrust due to the pledge of its common stock as collateral for the senior secured notes. Due to the corporate structure relationship of HCA and Healthtrust, HCA’s operating subsidiaries are also the operating subsidiaries of Healthtrust. The corporate structure relationship, combined with the application of push-down accounting in Healthtrust’s consolidated financial statements related to HCA’s debt and financial instruments, results in the consolidated financial statements of Healthtrust being substantially identical to the consolidated financial statements of HCA. The consolidated financial statements of HCA and Healthtrust present the identical amounts for revenues, expenses, net income, assets, liabilities, total stockholders’ (deficit) equity, net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities. Certain individual line items in the HCA consolidated statements of stockholders’ (deficit) equity and cash flows are combined into one line item in the Healthtrust consolidated statements of stockholder’s (deficit) equity and cash flows.

Reconciliations of the HCA Inc. Consolidated Statements of Stockholders’ (Deficit) Equity and Consolidated Statements of Cash Flows presentations to the Healthtrust, Inc.—The Hospital Company Consolidated Statements of Stockholder’s (Deficit) Equity and Consolidated Statements of Cash Flows presentations for the years ended December 31, 2006, 2005 and 2004 are as follows (dollars in millions):

	2006	2005	2004
Presentation in HCA Inc. Consolidated Statements of Stockholders’ (Deficit) Equity:
Recapitalization-repurchase of common stock	$(21,373)	$—	$—
Recapitalization-equity contribution	4,477	—	—
Cash dividends declared	(139)	(257)	(251)
Stock repurchases	(653)	(1,856)	(3,109)
Stock options exercised	163	1,106	219
Employee benefit plan issuances	366	102	68

Presentation in Healthtrust, Inc. —The Hospital Company Consolidated Statements of Stockholder’s (Deficit) Equity:
Distributions to HCA Inc., net of contributions from HCA Inc.	$(17,159)	$(905)	$(3,073)

	2006	2005	2004
Presentation in HCA Inc. Consolidated Statements of Cash Flows (cash flows from financing activities):
Repurchases of common stock	$(653)	$(1,856)	$(3,109)
Recapitalization-repurchase of common stock	(20,364)	—	—
Recapitalization-equity contributions	3,782	—	—
Issuances of common stock	108	1,009	224
Payment of cash dividends	(201)	(258)	(199)

Presentation in Healthtrust Inc.—The Hospital Company Consolidated Statements of Cash Flows (cash flows from financing activities):
Net cash distributions to HCA Inc	$(17,328)	$(1,105)	$(3,084)

Due to the consolidated financial statements of Healthtrust being substantially identical to the consolidated financial statements of HCA, except for the items presented in the tables above, the separate consolidated financial statements of Healthtrust are not presented.

HCA INC.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

(Dollars in millions)

	2006
	First	Second		Third		Fourth
Revenues	$6,415	$6,360		$6,213		$6,489
Net income	$379	$295	(a)	$240	(b)	$122	(c)
Cash dividends declared per common share	$0.17	$0.17		$—		$—

	2005
	First	Second		Third		Fourth
Revenues	$6,182	$6,070		$6,025		$6,178
Net income	$414	$405	(d)	$280	(e)	$325	(f)
Cash dividends declared per common share	$0.15	$0.15		$0.15		$0.15

(a)	Second quarter results include $4 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements).

(b)	Third quarter results include $25 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements) and $6 million of transaction costs related to the recapitalization (See NOTE 2 of the notes to consolidated financial statements).

(c)	Fourth quarter results include $74 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements), $303 million of transaction costs related to the recapitalization (See NOTE 2 of the notes to consolidated financial statements) and $15 million of costs related to the impairment of long-lived assets (See NOTE 5 of the notes to consolidated financial statements).

(d)	Second quarter results include $18 million related to the recognition of a previously deferred gain on the sale of medical office buildings (See NOTE 4 of the notes to consolidated financial statements) and $48 million related to a favorable tax settlement (See NOTE 6 of the notes to consolidated financial statements).

(e)	Third quarter results include $22 million related to the repatriation of foreign earnings (See NOTE 6 of the notes to consolidated financial statements).

(f)	Fourth quarter results include $19 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements) and tax benefit of $2 million from the repatriation of foreign earnings (See NOTE 6 of the notes to consolidated financial statements).

HCA INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE QUARTERS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unaudited

(Dollars in millions)

	Quarter		Six Months
	2007	2006	2007	2006
Revenues	$6,729	$6,360	$13,406	$12,775

Salaries and benefits	2,654	2,605	5,301	5,216
Supplies	1,096	1,091	2,199	2,205
Other operating expenses	1,101	983	2,118	2,009
Provision for doubtful accounts	753	677	1,444	1,273
Gains on investments	(7)	(25)	(7)	(100)
Equity in earnings of affiliates	(48)	(47)	(105)	(108)
Depreciation and amortization	361	352	716	697
Interest expense	557	196	1,114	382
Gains on sales of facilities	(11)	(5)	(16)	(5)
Impairment of long-lived assets	24	—	24	—

	6,480	5,827	12,788	11,569

Income before minority interests and income taxes	249	533	618	1,206
Minority interests in earnings of consolidated entities	55	46	116	101

Income before income taxes	194	487	502	1,105
Provision for income taxes	78	192	206	431

Net income	$116	$295	$296	$674

See accompanying notes.

HCA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited

(Dollars in millions)

	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$354	$634
Accounts receivable, less allowance for doubtful accounts of $3,688 and $3,428	3,798	3,705
Inventories	689	669
Deferred income taxes	466	476
Other	639	594

	5,946	6,078

Property and equipment, at cost	22,345	21,907
Accumulated depreciation	(10,801)	(10,238)

	11,544	11,669

Investments of insurance subsidiary	1,693	1,886
Investments in and advances to affiliates	672	679
Goodwill	2,631	2,601
Deferred loan costs	584	614
Other	634	148

	$23,704	$23,675

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,204	$1,415
Accrued salaries	674	675
Other accrued expenses	1,171	1,193
Long-term debt due within one year	304	293

	3,353	3,576

Long-term debt	27,792	28,115
Professional liability risks	1,276	1,309
Income taxes and other liabilities	1,132	1,017
Minority interests in equity of consolidated entities	891	907

Equity securities with contingent redemption rights	165	125

Stockholders’ deficit:
Common stock $.01 par; authorized 125,000,000 shares; outstanding 94,182,800 shares in 2007 and 92,217,800 shares in 2006	1	1
Capital in excess of par value	77	—
Accumulated other comprehensive income	74	16
Retained deficit	(11,057)	(11,391)

	(10,905)	(11,374)

	$23,704	$23,675

See accompanying notes.

HCA INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unaudited

(Dollars in millions)

	2007	2006
Cash flows from operating activities:
Net income	$296	$674
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,444	1,273
Depreciation and amortization	716	697
Income taxes	(21)	(408)
Gains on sales of facilities	(16)	(5)
Impairment of long-lived assets	24	—
Changes in operating assets and liabilities	(2,100)	(1,597)
Share-based compensation	11	44
Change in minority interests	16	61
Other	36	(7)

Net cash provided by operating activities	406	732

Cash flows from investing activities:
Purchase of property and equipment	(675)	(820)
Acquisition of hospitals and health care entities	(10)	(105)
Disposition of hospitals and health care entities	65	291
Change in investments	192	(150)
Other	10	(11)

Net cash used in investing activities	(418)	(795)

Cash flows from financing activities:
Issuance of long-term debt	2	1,400
Net change in revolving bank credit facility	(210)	945
Repayment of long-term debt	(148)	(1,162)
Repurchases of common stock	—	(653)
Issuances of common stock	100	76
Payment of cash dividends	—	(131)
Other	(12)	(12)

Net cash (used in) provided by financing activities	(268)	463

Change in cash and cash equivalents	(280)	400
Cash and cash equivalents at beginning of period	634	336

Cash and cash equivalents at end of period	$354	$736

Interest payments	$1,092	$351
Income tax payments, net of refunds	$227	$810

See accompanying notes.

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited

NOTE 1—INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Merger, Recapitalization and Reporting Entity

On November 17, 2006 HCA Inc. (the “Company”) completed its merger (the “Merger”) with Hercules Acquisition Corporation pursuant to which the Company was acquired by Hercules Holding II, LLC, a Delaware limited liability company owned by a private investor group including affiliates of Bain Capital, Kohlberg Kravis Roberts & Co., Merrill Lynch Global Private Equity (each a “Sponsor”) and affiliates of HCA founder, Dr. Thomas F. Frist Jr., (the “Frist Entities,” and together with the Sponsors, the “Investors”), and by members of management and certain other investors. The Merger, the financing transactions related to the Merger and other related transactions are collectively referred to in this quarterly report as the “Recapitalization.” The Merger was accounted for as a recapitalization in our financial statements, with no adjustments to the historical basis of our assets and liabilities. As a result of the Recapitalization, our outstanding capital stock is owned by the Investors, certain members of management and key employees and certain other investors. Our common stock is no longer registered under the Securities Exchange Act of 1934, as amended, and is no longer traded on a national securities exchange.

Basis of Presentation

HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term “affiliates” includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At June 30, 2007, these affiliates owned and operated 164 hospitals, 98 freestanding surgery centers and facilities which provided extensive outpatient and ancillary services. Affiliates of HCA Inc. are also partners in joint ventures that own and operate eight hospitals and nine freestanding surgery centers which are accounted for using the equity method. The Company’s facilities are located in 20 states, England and Switzerland. The terms “HCA,” “Company,” “we,” “our” or “us,” as used in this report, refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal and recurring nature. The majority of our expenses are “cost of revenue” items. Costs that could be classified as general and administrative would include our corporate office costs, which were $43 million and $44 million for the quarters ended June 30, 2007 and 2006, respectively, and $80 million and $86 million for the six months ended June 30, 2007 and 2006, respectively. Operating results for the quarter and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. For further information, refer to the consolidated financial statements and footnotes thereto included in our annual report on Form 10-K for the year ended December 31, 2006.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a generally accepted accounting principles (“GAAP”) framework for measuring fair value, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. SFAS 157 is

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recent Pronouncements (continued)

effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 to have a material effect on our financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, then all subsequent changes in fair value for that instrument should be reported in results of operations. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Differences between the amounts recognized in the statements of financial position prior to the adoption of SFAS 159 and the amounts recognized after adoption will be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting SFAS 159.

NOTE 2—SHARE-BASED COMPENSATION

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. For the quarters ended June 30, 2007 and 2006, respectively, share-based compensation related to stock options (and our employee stock purchase plan in 2006) was $6 million and $10 million and for the six months ended June 30, 2007 and 2006, respectively, we recognized $11 million and $18 million.

As of January 1, 2007, we had the following share-based compensation plans:

2006 Stock Incentive Plan

In connection with the Recapitalization, the HCA Inc. 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”) was established. The 2006 Plan is designed to promote the long term financial interests and growth of the Company and its subsidiaries by attracting and retaining management and other personnel and key service providers. The 2006 Plan permits the granting of awards covering 10% of our fully diluted equity immediately after consummation of the Recapitalization. A portion of the options under the 2006 Plan will vest solely based upon continued employment over a specific period of time, and a portion of the options will vest based both upon continued employment over a specific period of time and upon the achievement of predetermined operating performance and market condition targets over time. During the quarter ended June 30, 2007, 145,200 options were granted. As of June 30, 2007, no options granted under the 2006 Plan have vested, and there were 1,875,100 shares available for future grants under the 2006 Plan.

2005 Equity Incentive Plan

Prior to the Recapitalization, the HCA 2005 Equity Incentive Plan was the primary plan under which stock options and restricted stock were granted to officers, employees and directors. During the quarter and six months ended June 30, 2006, we recognized $13 million and $25 million, respectively, of compensation expense related

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—SHARE-BASED COMPENSATION (continued)

2005 Equity Incentive Plan (continued)

to restricted share grants. Upon consummation of the Recapitalization, all shares of restricted stock became fully vested, were cancelled and converted into the right to receive a cash payment of $51.00 per restricted share. All outstanding stock options became fully vested and (other than certain options held by certain rollover shareholders) were cancelled and converted into the right to receive a cash payment equal to the number of shares underlying the options multiplied by the amount (if any) by which $51.00 exceeded the option exercise price. Certain management holders of outstanding HCA stock options were permitted to retain certain of their stock options (the “Rollover Options”) in lieu of receiving the merger consideration (the amount, if any, by which $51.00 exceeded the option exercise price). The Rollover Options remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements pursuant to which the holder originally received the stock option grants. However, immediately after the Recapitalization, the exercise price and number of shares subject to the rollover option agreement were adjusted so that the aggregate intrinsic value for each applicable option holder was maintained and the exercise price for substantially all of the options was adjusted to $12.75 per option. Pursuant to the rollover option agreement, 10,967,500 prerecapitalization HCA stock options were converted into 2,285,200 Rollover Options, of which 2,279,700 are still outstanding and exercisable at June 30, 2007.

NOTE 3—INCOME TAXES

We are currently contesting before the Appeals Division of the Internal Revenue Service (the “IRS”) certain claimed deficiencies and adjustments proposed by the IRS in connection with its examination of the 2001 and 2002 federal income tax returns for HCA and certain affiliates that are treated as partnerships for federal income tax purposes (“affiliated partnerships”). During 2006, the IRS began an examination of the 2003 and 2004 federal income tax returns for HCA and 19 affiliated partnerships. The IRS has not determined the final amount of additional income tax, interest and penalties that it may claim upon completion of these examinations. The disputed items pending before the IRS Appeals Division or proposed by the IRS Examination Division through June 30, 2007, include the deductibility of a portion of the 2001 government settlement payment, the timing of recognition of certain patient service revenues in 2001 through 2004, the method for calculating the tax allowance for doubtful accounts in 2002, and the amount of insurance expense deducted in 2001 and 2002. Through June 30, 2007, the IRS is seeking an additional $655 million in income taxes, interest and penalties with respect to these issues. This amount is net of a refundable deposit of $215 million that we made during 2006. We expect the IRS will complete its examination of the 2003 and 2004 federal income tax returns and begin an examination of our 2005 and 2006 federal income tax returns within the next twelve months.

During the first quarter of 2007, we reached a settlement with the IRS Appeals Division regarding the timing of recognition of certain patient service revenue in 2000 and the amount of insurance expense deducted during 1999 and 2000. As a result of the settlement, we paid $10 million of additional income tax and interest in April 2007, which did not affect our results of operations.

During 2003, the United States Court of Appeals for the Sixth Circuit affirmed a United States Tax Court (“Tax Court”) decision received in 1996 related to the IRS examination of Hospital Corporation of America’s 1987 through 1988 federal income tax returns, in which the IRS contested the method that Hospital Corporation of America used to calculate its tax allowance for doubtful accounts. Due to the volume and complexity of calculating the tax allowance for doubtful accounts, the IRS has not determined the amount of additional tax and interest that it may claim for taxable years after 1988. Thirty-one federal taxable periods for HCA, its predecessors and subsidiaries from 1987 through 1996 are affected by the Tax Court decision. These taxable

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INCOME TAXES (continued)

periods are pending before the IRS Examination Division, the Tax Court and the United States Court of Federal Claims. In 2004, we made a payment of $109 million for additional federal tax and interest, based on our estimate of amounts due for taxable periods through 1996. As of June 30, 2007, we and the IRS had reached agreement with respect to the tax and interest computations for two of the 31 federal taxable periods.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, its predecessors, subsidiaries and affiliates properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material, adverse effect on our results of operations or financial position.

HCA, its predecessors and subsidiaries are subject to examination in approximately 36 states for taxable periods ended in 1987 through 2006. Our international operations are subject to examination by United Kingdom taxing authorities for taxable periods from 2004 through 2006 and by Swiss taxing authorities for taxable periods from 2002 through 2006.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in income tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires expanded disclosures, which include a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits, as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures will be required at each annual reporting period and during any interim period in which a significant change in any uncertain tax position occurs.

Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts recognized after adoption of $38 million were recorded as a cumulative effect adjustment, decreasing our liability for unrecognized tax benefits and increasing the balance of our retained earnings as of January 1, 2007. FIN 48 permits interest and penalties on any underpayments of income taxes to be classified in income tax expense, interest expense or another appropriate expense classification. Interest expense of $8 million and $22 million, respectively, related to taxing authority examinations is included in the provision for income taxes for the quarter and the six months ended June 30, 2007.

Our liability for unrecognized tax benefits was $760 million, including accrued interest of $209 million, as of January 1, 2007. Of the $760 million, $556 million would affect the effective tax rate, if recognized. The liability for unrecognized tax benefits does not reflect deferred tax assets related to deductible interest and state income taxes or the $215 million refundable federal deposit that we made in 2006, which is recorded in noncurrent assets. We recorded a decrease in our liability for unrecognized tax benefits, including interest, of $6 million during the quarter ended June 30, 2007 and an increase of $20 million for the six months ended June 30, 2007.

Depending on the resolution of the IRS disputes, the completion of examinations by federal, state or international taxing authorities, or the expiration of statutes of limitation for specific taxing jurisdictions, we

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INCOME TAXES (continued)

believe it is reasonably possible that our liability for unrecognized tax benefits may significantly increase or decrease within the next twelve months. However, we are currently unable to estimate the range of any possible change.

NOTE 4—INVESTMENTS OF INSURANCE SUBSIDIARY

A summary of the insurance subsidiary’s investments at June 30, 2007 and December 31, 2006, follows (dollars in millions):

	June 30, 2007
		Unrealized Amounts
	Amortized Cost			Fair Value
		Gains	Losses
Debt securities:
States and municipalities	$1,656	$13	$(9)	$1,660
Money market funds	137	—	—	137
Asset-backed securities	93	—	—	93
Corporate and other	7	—	—	7

	1,893	13	(9)	1,897

Equity securities:
Preferred stocks	42	—	—	42
Common stocks	4	—	—	4

	46	—	—	46

	$1,939	$13	$(9)	1,943

Amount classified as current assets				(250)

Investment carrying value				$1,693

	December 31, 2006
		Unrealized Amounts
	Amortized Cost			Fair Value
		Gains	Losses
Debt securities:
States and municipalities	$1,174	$24	$(3)	$1,195
Money market funds	858	—	—	858
Asset-backed securities	64	4	—	68
Corporate and other	8	—	—	8

	2,104	28	(3)	2,129

Equity securities:
Preferred stocks	10	—	(1)	9
Common stocks	4	1	—	5

	14	1	(1)	14

	$2,118	$29	$(4)	2,143

Amount classified as current assets				(257)

Investment carrying value				$1,886

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—INVESTMENTS OF INSURANCE SUBSIDIARY (continued)

At June 30, 2007 and December 31, 2006, the investments of our insurance subsidiary were classified as “available-for-sale.” The fair value of investment securities is generally based on quoted market prices. Changes in temporary unrealized gains and losses are recorded as adjustments to other comprehensive income. At June 30, 2007, $97 million of money market funds were subject to the restrictions included in insurance bond collateralization and assumed reinsurance contracts.

NOTE 5—LONG-TERM DEBT

A summary of long-term debt at June 30, 2007 and December 31, 2006, including related interest rates at June 30, 2007 follows (dollars in millions):

	June 30, 2007	December 31, 2006
Senior secured asset-based revolving credit facility (effective interest rate of 6.8%)	$1,660	$1,830
Senior secured revolving credit facility	—	40
Senior secured term loan facilities (effective interest rate of 7.1%)	12,791	12,870
Other senior secured debt (effective interest rate of 6.8%)	422	445

First lien debt	14,873	15,185

Senior secured cash-pay notes (effective interest rate of 9.6%)	4,200	4,200
Senior secured toggle notes (effective interest rate of 10.0%)	1,500	1,500

Second lien debt	5,700	5,700

Senior unsecured notes payable through 2095 (effective interest rate of 7.3%)	7,523	7,523

Total debt (average life of eight years, rates averaging 7.7%)	28,096	28,408
Less amounts due within one year	304	293

	$27,792	$28,115

Senior Secured Credit Facilities

On November 17, 2006, in connection with the Recapitalization, we entered into (i) a $2.000 billion senior secured asset-based revolving credit facility with a borrowing base of 85% of eligible accounts receivable, subject to customary reserves and eligibility criteria ($245 million available at June 30, 2007) (the “ABL credit facility”) and (ii) a senior secured credit agreement (the “cash flow credit facility” and, together with the ABL credit facility, the “senior secured credit facilities”), consisting of a $2.000 billion revolving credit facility ($1.858 billion available at June 30, 2007, after giving effect to certain outstanding letters of credit), a $2.750 billion term loan A ($2.694 billion outstanding at June 30, 2007), a $8.800 billion term loan B ($8.756 billion outstanding at June 30, 2007) and a €1.000 billion European term loan (€995 million or $1.341 billion outstanding at June 30, 2007) under which one of our European subsidiaries is the borrower.

Borrowings under the senior secured credit facilities bear interest at a rate equal to, as determined by the type of borrowing, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus  1/2 of 1% or (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period, plus, in each case, an applicable margin. The applicable margin for borrowings under the senior secured credit facilities, with the exception of term loan B where the margin is static, may be reduced subject to attaining certain leverage ratios. On February 16, 2007, we amended the cash flow credit facility to

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5—LONG-TERM DEBT (continued)

Senior Secured Credit Facilities (continued)

reduce the applicable margins with respect to the term loan borrowings thereunder. On June 20, 2007, we amended the ABL credit facility to reduce the applicable margin with respect to borrowings thereunder.

Obligations under the cash flow credit facility are guaranteed by all material, wholly-owned U.S. subsidiaries, except those restricted under our 1993 Indenture. In addition, borrowings under the European term loan are guaranteed by all material, wholly-owned European subsidiaries.

The ABL credit facility and the $2.000 billion revolving credit facility portion of the cash flow credit facility expire November 2012. We began making required, quarterly installment payments on each of the term loan facilities during March 2007. The final payment under term loan A is in November 2012. The final payments under term loan B and the European term loan are in November 2013. The senior secured credit facilities contain a number of covenants that restrict, subject to certain exceptions, our (and some or all of our subsidiaries’) ability to incur additional indebtedness, repay subordinated indebtedness, create liens on assets, sell assets, make investments, loans or advances, engage in certain transactions with affiliates, pay dividends and distributions, and enter into sale and leaseback transactions. In addition, we are required to satisfy a maximum total leverage ratio covenant under the cash flow credit facility and, in certain situations under the ABL credit facility, a minimum interest coverage ratio covenant.

We use interest rate swap agreements to manage the variable rate exposure of our debt portfolio. In the fourth quarter of 2006, we entered into two interest rate swap agreements, in a total notional amount of $8 billion, in order to hedge a portion of our exposure to variable rate interest payments associated with the cash flow credit facility. The interest rate swaps expire in November 2011.

Senior Secured Notes

In November 2006, also in connection with the Recapitalization, we issued $4.200 billion of senior secured notes (comprised of $1.000 billion of 9 1/8% notes due 2014 and $3.200 billion of 9 1/4% notes due 2016), and $1.500 billion of 9 5/ 8% senior secured toggle notes (which allow us, at our option, to pay interest in-kind during the first five years) due 2016, which are subject to certain standard covenants. The notes are guaranteed by certain of our subsidiaries.

NOTE 6—CONTINGENCIES

Significant Legal Proceedings

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could have a material, adverse effect on our results of operations and financial position in a given period.

In 2005, the Company and certain of its executive officers and directors were named in various federal securities law class actions and several shareholders filed derivative lawsuits purportedly on behalf of the Company. Additionally, a former employee filed a complaint against certain of our executive officers pursuant to the Employee Retirement Income Security Act and the Company has been served with a shareholder demand letter addressed to our Board of Directors. We have reached an agreement in principle for the settlement of the

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—CONTINGENCIES (continued)

Significant Legal Proceedings (continued)

derivative lawsuits, subject to court approval. We have also reached an agreement with the lead plaintiffs in the federal securities law class actions for the settlement of those actions, subject to approval of the court and the putative class members.

We are aware of eight asserted class action lawsuits related to the Merger filed against us, certain of our executive officers, our directors and the Sponsors, and one lawsuit filed against us and one of our affiliates seeking enforcement of contractual obligations allegedly arising from the Merger. Certain of these lawsuits, though not all, are the subject of an agreement in principle to settle, which is subject to court approval. We believe the settlements, once approved, will have the effect of resolving the remaining suits.

General Liability Claims

We are subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians’ staff privileges. In certain of these actions the claimants may seek punitive damages against us which may not be covered by insurance. It is management’s opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material, adverse effect on our results of operations or financial position.

Investigations

In January 2001, we entered into an eight-year Corporate Integrity Agreement (“CIA”) with the Office of Inspector General of the Department of Health and Human Services. Violation or breach of the CIA, or violation of federal or state laws relating to Medicare, Medicaid or similar programs, could subject us to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Alleged violations may be pursued by the government or through private qui tam actions. Sanctions imposed against us as a result of such actions could have a material, adverse effect on our results of operations or financial position.

NOTE 7—COMPREHENSIVE INCOME

The components of comprehensive income, net of related taxes, for the quarters and six months ended June 30, 2007 and 2006 are as follows (in millions):

	Quarter		Six Months
	2007	2006	2007	2006
Net income	$116	$295	$296	$674
Change in fair value of derivative instruments	92	—	68	—
Change in unrealized net gains on available-for-sale securities	(12)	(32)	(13)	(61)
Currency translation adjustments	—	15	—	19
Defined benefit plans	3	—	3	—

Comprehensive income	$199	$278	$354	$632

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—COMPREHENSIVE INCOME (continued)

The components of accumulated other comprehensive income, net of related taxes, are as follows (in millions):

	June 30, 2007	December 31, 2006
Change in fair value of derivative instruments	$86	$18
Net unrealized gains on available-for-sale securities	3	16
Currency translation adjustments	49	49
Defined benefit plans	(64)	(67)

Accumulated other comprehensive income	$74	$16

NOTE 8—SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one line of business, which is operating hospitals and related health care entities. During the quarters ended June 30, 2007 and 2006, approximately 24% and 26%, respectively, of our patient revenues related to patients participating in the Medicare program. During the six months ended June 30, 2007 and 2006, approximately 25% and 27%, respectively, of our patient revenues related to patients participating in the Medicare program.

Our operations are structured into three geographically organized groups: the Eastern Group includes 50 consolidating hospitals located in the Eastern United States, the Central Group includes 52 consolidating hospitals located in the Central United States and the Western Group includes 54 consolidating hospitals located in the Western United States. We also operate eight consolidating hospitals in England and Switzerland and these facilities are included in the Corporate and other group.

Adjusted segment EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, minority interests and income taxes. We use adjusted segment EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. Adjusted segment EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. Adjusted segment EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from adjusted segment EBITDA are significant components in understanding and assessing financial performance. Because adjusted segment EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted segment EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. The geographic distributions of our revenues, equity in earnings of affiliates, adjusted segment EBITDA and depreciation and amortization for the quarters and six months ended June 30, 2007 and 2006 are summarized in the following table (dollars in millions):

	Quarter		Six Months
	2007	2006	2007	2006
Revenues:
Central Group	$1,579	$1,463	$3,124	$2,939
Eastern Group	2,012	1,952	4,081	3,927
Western Group	2,877	2,566	5,691	5,139
Corporate and other	261	379	510	770

	$6,729	$6,360	$13,406	$12,775

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	Quarter		Six Months
	2007	2006	2007	2006
Equity in earnings of affiliates:
Central Group	$1	$(1)	$5	$(3)
Eastern Group	—	(1)	(1)	(2)
Western Group	(49)	(45)	(109)	(102)
Corporate and other	—	—	—	(1)

	$(48)	$(47)	$(105)	$(108)

Adjusted segment EBITDA:
Central Group	$278	$242	$559	$511
Eastern Group	307	300	683	632
Western Group	553	465	1,157	1,008
Corporate and other	42	69	57	129

	$1,180	$1,076	$2,456	$2,280

Depreciation and amortization:
Central Group	$95	$82	$185	$163
Eastern Group	93	90	185	181
Western Group	131	126	261	245
Corporate and other	42	54	85	108

	$361	$352	$716	$697

Adjusted segment EBITDA	$1,180	$1,076	$2,456	$2,280
Depreciation and amortization	361	352	716	697
Interest expense	557	196	1,114	382
Gains on sales of facilities	(11)	(5)	(16)	(5)
Impairment of long-lived assets	24	—	24	—

Income before minority interests and income taxes	$249	$533	$618	$1,206

NOTE 9—ACQUISITIONS, DISPOSITIONS AND IMPAIRMENT OF LONG-LIVED ASSETS

During the six months ended June 30, 2007, we paid $10 million for health care entity acquisitions. During the six months ended June 30, 2006, we paid $62 million to acquire three hospitals and $43 million to acquire other health care entities.

During the quarter and six months ended June 30, 2007, we recognized gains of $11 million and $16 million, respectively, related to sales of real estate investments. We recognized a gain of $5 million on the sale of a hospital facility during the six months ended June 30, 2006.

During the quarter ended June 30, 2007, we recorded a charge of $24 million to adjust the value of a building in our Central Group to estimated fair value.

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—SUBSEQUENT EVENT

On July 20, 2007, we completed the sale of our two Switzerland hospitals for $394 million. These were the only hospitals we owned or operated in Switzerland, and we expect to recognize a pretax gain of approximately $310 million on the sale. Proceeds from the sale were used to reduce the outstanding balance under our European term loan.

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL—RELATED INFORMATION

The senior secured credit facilities and senior secured notes described in Note 5 are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under our Indenture dated as of December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under our ABL credit facility).

Our summarized condensed consolidating balance sheets at June 30, 2007 and December 31, 2006, condensed consolidating statements of income for the quarters and six months ended June 30, 2007 and 2006 and condensed consolidating statements of cash flows for the six months ended June 30, 2007 and 2006, segregating the parent company issuer, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, follow:

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE QUARTER ENDED JUNE 30, 2007

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$3,872	$2,857	$—	$6,729

Salaries and benefits	—	1,594	1,060	—	2,654
Supplies	—	632	464	—	1,096
Other operating expenses	—	572	529	—	1,101
Provision for doubtful accounts	—	477	276	—	753
Gains on investments	—	—	(7)	—	(7)
Equity in earnings of affiliates	(415)	(20)	(28)	415	(48)
Depreciation and amortization	—	199	162	—	361
Interest expense	531	20	6	—	557
Gains on sales of facilities	—	—	(11)	—	(11)
Impairment of long-lived assets	—	—	24	—	24
Management fees	—	(96)	96	—	—

	116	3,378	2,571	415	6,480

Income (loss) before minority interests and income taxes	(116)	494	286	(415)	249
Minority interests in earnings of consolidated entities	—	6	49	—	55

Income (loss) before income taxes	(116)	488	237	(415)	194
Provision for income taxes	(232)	206	104	—	78

Net income (loss)	$116	$282	$133	$(415)	$116

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE QUARTER ENDED JUNE 30, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$3,711	$2,649	$—	$6,360

Salaries and benefits	—	1,580	1,025	—	2,605
Supplies	—	626	465	—	1,091
Other operating expenses	—	587	396	—	983
Provision for doubtful accounts	—	409	268	—	677
Gains on investments	—	—	(25)	—	(25)
Equity in earnings of affiliates	(410)	(20)	(27)	410	(47)
Depreciation and amortization	—	190	162	—	352
Interest expense	183	13	—	—	196
Gains on sales of facilities	—	(5)	—	—	(5)
Management fees	—	(98)	98	—	—

	(227)	3,282	2,362	410	5,827

Income (loss) before minority interests and income taxes	227	429	287	(410)	533
Minority interests in earnings of consolidated entities	—	6	40	—	46

Income (loss) before income taxes	227	423	247	(410)	487
Provision for income taxes	(68)	167	93	—	192

Net income (loss)	$295	$256	$154	$(410)	$295

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$7,748	$5,658	$—	$13,406

Salaries and benefits	—	3,195	2,106	—	5,301
Supplies	—	1,275	924	—	2,199
Other operating expenses	—	1,127	991	—	2,118
Provision for doubtful accounts	—	907	537	—	1,444
Gains on investments	—	—	(7)	—	(7)
Equity in earnings of affiliates	(927)	(46)	(59)	927	(105)
Depreciation and amortization	—	394	322	—	716
Interest expense	1,069	34	11	—	1,114
Gains on sales of facilities	—	—	(16)	—	(16)
Impairment of long-lived assets	—	—	24	—	24
Management fees	—	(201)	201	—	—

	142	6,685	5,034	927	12,788

Income (loss) before minority interests and income taxes	(142)	1,063	624	(927)	618
Minority interests in earnings of consolidated entities	—	12	104	—	116

Income (loss) before income taxes	(142)	1,051	520	(927)	502
Provision for income taxes	(438)	431	213	—	206

Net income (loss)	$296	$620	$307	$(927)	$296

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Revenues	$—	$7,448	$5,327	$—	$12,775

Salaries and benefits	—	3,172	2,044	—	5,216
Supplies	—	1,269	936	—	2,205
Other operating expenses	—	1,141	868	—	2,009
Provision for doubtful accounts	—	767	506	—	1,273
Gains on investments	—	—	(100)	—	(100)
Equity in earnings of affiliates	(896)	(45)	(63)	896	(108)
Depreciation and amortization	—	378	319	—	697
Interest expense	354	26	2	—	382
Gains on sales of facilities	—	(5)	—	—	(5)
Management fees	—	(201)	201	—	—

	(542)	6,502	4,713	896	11,569

Income (loss) before minority interests and income taxes	542	946	614	(896)	1,206
Minority interests in earnings of consolidated entities	—	12	89	—	101

Income (loss) before income taxes	542	934	525	(896)	1,105
Provision for income taxes	(132)	369	194	—	431

Net income (loss)	$674	$565	$331	$(896)	$674

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING BALANCE SHEET

JUNE 30, 2007

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$113	$241	$—	$354
Accounts receivable, net	—	2,152	1,646	—	3,798
Inventories	—	419	270	—	689
Deferred income taxes	466	—	—	—	466
Other	—	127	512	—	639

	466	2,811	2,669	—	5,946

Property and equipment, net	—	6,896	4,648	—	11,544
Investments of insurance subsidiary	—	—	1,693	—	1,693
Investments in and advances to affiliates	—	226	446	—	672
Goodwill	—	1,633	998	—	2,631
Deferred loan costs	584	—	—	—	584
Investments in and advances to subsidiaries	15,791	—	—	(15,791)	—
Other	561	19	54	—	634

	$17,402	$11,585	$10,508	$(15,791)	$23,704

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$825	$379	$—	$1,204
Accrued salaries	—	439	235	—	674
Other accrued expenses	258	247	666	—	1,171
Long-term debt due within one year	263	2	39	—	304

	521	1,513	1,319	—	3,353

Long-term debt	26,464	10	1,318	—	27,792
Intercompany balances	456	(5,414)	4,958	—	—
Professional liability risks	—	—	1,276	—	1,276
Income taxes and other liabilities	701	254	177	—	1,132
Minority interests in equity of consolidated entities	—	98	793	—	891

	28,142	(3,539)	9,841	—	34,444
Equity securities with contingent redemption rights	165	—	—	—	165

Stockholders’ (deficit) equity	(10,905)	15,124	667	(15,791)	(10,905)

	$17,402	$11,585	$10,508	$(15,791)	$23,704

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$282	$352	$—	$634
Accounts receivable, net	—	2,145	1,560	—	3,705
Inventories	—	408	261	—	669
Deferred income taxes	476	—	—	—	476
Other	171	134	289	—	594

	647	2,969	2,462	—	6,078

Property and equipment, net	—	7,130	4,539	—	11,669
Investments of insurance subsidiary	—	—	1,886	—	1,886
Investments in and advances to affiliates	—	227	452	—	679
Goodwill	—	1,629	972	—	2,601
Deferred loan costs	614	—	—	—	614
Investments in and advances to subsidiaries	14,945	—	—	(14,945)	—
Other	69	22	57	—	148

	$16,275	$11,977	$10,368	$(14,945)	$23,675

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$1,052	$363	$—	$1,415
Accrued salaries	—	442	233	—	675
Other accrued expenses	228	345	620	—	1,193
Long-term debt due within one year	254	4	35	—	293

	482	1,843	1,251	—	3,576

Long-term debt	26,651	194	1,270	—	28,115
Intercompany balances	—	(5,289)	5,289	—	—
Professional liability risks	—	—	1,309	—	1,309
Income taxes and other liabilities	391	441	185	—	1,017
Minority interests in equity of consolidated entities	—	129	778	—	907

	27,524	(2,682)	10,082	—	34,924
Equity securities with contingent redemption rights	125	—	—	—	125

Stockholders’ (deficit) equity	(11,374)	14,659	286	(14,945)	(11,374)

	$16,275	$11,977	$10,368	$(14,945)	$23,675

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:
Net income	$296	$620	$307	$(927)	$296
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	907	537	—	1,444
Depreciation and amortization	—	394	322	—	716
Income taxes	(21)	—	—	—	(21)
Gains on sales of facilities	—	—	(16)	—	(16)
Impairment of long-lived assets	—	—	24	—	24
Equity in earnings of affiliates	(927)	—	—	927	—
Changes in operating assets and liabilities	1	(1,248)	(853)	—	(2,100)
Share-based compensation	11	—	—	—	11
Change in minority interests	—	(3)	19	—	16
Other	40	—	(4)	—	36

Net cash provided by (used in) operating activities	(600)	670	336	—	406

Cash flows from investing activities:
Purchase of property and equipment	—	(204)	(471)	—	(675)
Acquisition of hospitals and health care entities	—	—	(10)	—	(10)
Disposal of hospitals and health care entities	—	8	57	—	65
Change in investments	—	4	188	—	192
Other	—	—	10	—	10

Net cash used in investing activities	—	(192)	(226)	—	(418)

Cash flows from financing activities:
Issuance of long-term debt	—	—	2	—	2
Net change in revolving bank credit facility	(210)	—	—	—	(210)
Repayment of long-term debt	(130)	(3)	(15)	—	(148)
Issuances of common stock	100	—	—	—	100
Changes in intercompany balances with affiliates, net	849	(644)	(205)	—	—
Other	(9)	—	(3)	—	(12)

Net cash provided by (used in) financing activities	600	(647)	(221)	—	(268)

Change in cash and cash equivalents	—	(169)	(111)	—	(280)
Cash and cash equivalents at beginning of period	—	282	352	—	634

Cash and cash equivalents at end of period	$—	$113	$241	$—	$354

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

HCA INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Dollars in millions)

	Parent Issuer	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Condensed Consolidated
Cash flows from operating activities:
Net income	$674	$565	$331	$(896)	$674
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	767	506	—	1,273
Depreciation and amortization	—	378	319	—	697
Income taxes	(408)	—	—	—	(408)
Gains on sales of facilities	—	(5)	—	—	(5)
Equity in earnings of affiliates	(896)	—	—	896	—
Changes in operating assets and liabilities	24	(1,040)	(581)	—	(1,597)
Share-based compensation	44	—	—	—	44
Change in minority interests	—	16	45	—	61
Other	2	—	(9)	—	(7)

Net cash provided by (used in) operating activities	(560)	681	611	—	732

Cash flows from investing activities:
Purchase of property and equipment	—	(473)	(347)	—	(820)
Acquisition of hospitals and health care entities	—	(28)	(77)	—	(105)
Disposal of hospitals and health care entities	—	24	267	—	291
Change in investments	—	(18)	(132)	—	(150)
Other	—	—	(11)	—	(11)

Net cash used in investing activities	—	(495)	(300)	—	(795)

Cash flows from financing activities:
Issuance of long-term debt	1,400	—	—	—	1,400
Net change in revolving bank credit facility	945	—	—	—	945
Repayment of long-term debt	(1,125)	(5)	(32)	—	(1,162)
Repurchases of common stock	(653)	—	—	—	(653)
Issuances of common stock	76	—	—	—	76
Payment of cash dividends	(131)	—	—	—	(131)
Changes in intercompany balances with affiliates, net	60	91	(151)	—	—
Other	(12)	—	—	—	(12)

Net cash provided by (used in) financing activities	560	86	(183)	—	463

Change in cash and cash equivalents	—	272	128	—	400
Cash and cash equivalents at beginning of period	—	131	205	—	336

Cash and cash equivalents at end of period	$—	$403	$333	$—	$736

HCA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (continued)

Healthtrust, Inc.—The Hospital Company (“Healthtrust”) is the first-tier subsidiary of HCA Inc. The common stock of Healthtrust has been pledged as collateral for the senior secured credit facilities and senior secured notes described in Note 5. Rule 3-16 of Regulation S-X under the Securities Act requires the filing of separate financial statements for any affiliate of the registrant whose securities constitute a substantial portion of the collateral for any class of securities registered or being registered. We believe the separate financial statement requirement applies to Healthtrust due to the pledge of its common stock as collateral for the senior secured notes. Due to the corporate structure relationship of HCA and Healthtrust, HCA’s operating subsidiaries are also the operating subsidiaries of Healthtrust. The corporate structure relationship, combined with the application of push-down accounting in Healthtrust’s condensed consolidated financial statements related to HCA’s debt and financial instruments, results in the condensed consolidated financial statements of Healthtrust being substantially identical to the condensed consolidated financial statements of HCA. The condensed consolidated financial statements of HCA and Healthtrust present the identical amounts for revenues, expenses, net income, assets, liabilities, total stockholders’ (deficit) equity, net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities. Certain individual line items in the HCA Condensed Consolidated Statements of Cash Flows are combined into one line item in the Healthtrust Condensed Consolidated Statements of Cash Flows.

Reconciliations of the HCA Inc. Condensed Consolidated Statements of Cash Flows presentation to the Healthtrust, Inc.—The Hospital Company Condensed Consolidated Statements of Cash Flows presentation for the six months ended June 30, 2007 and 2006 are as follows (dollars in millions):

	2007	2006
Presentation in HCA Inc. Condensed Consolidated Statements of Cash Flows (cash flows from financing activities):
Repurchases of common stock	$—	$(653)
Issuances of common stock	100	76
Payment of cash dividends	—	(131)

Presentation in Healthtrust Inc.—The Hospital Company Condensed Consolidated Statements of Cash Flows (cash flows from financing activities):
Net cash distributions from (to) HCA Inc	$100	$(708)

Due to the condensed consolidated financial statements of Healthtrust being substantially identical to the condensed consolidated financial statements of HCA, except for the items presented in the table above, the separate condensed consolidated financial statements of Healthtrust are not presented.

HCA Inc.

Offers to Exchange

$1,000,000,000 aggregate principal amount of its 9 1/8% Senior Secured Notes due 2014, $3,200,000,000 aggregate principal amount of its 9 1/4% Senior Secured Notes due 2016 and $1,500,000,000 aggregate principal amount of its 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016, each of which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 9 1/8% Senior Secured Notes due 2014, 9 1/4 % Senior Secured Notes due 2016 and 9 5/8%/10 3/8% Senior Secured Toggle Notes due 2016, respectively.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.